Form 20-F
period 2002-12-31
BOOKHAM TECHNOLOGY PLC
filed 2003-03-19
CIK 1110647

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on March 19, 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                      to

Commission file number 0-30684

BOOKHAM TECHNOLOGY PLC
(Exact name of registrant as specified in its charter)

England and Wales (Jurisdiction of incorporation or organization)	90 Milton Park, Abingdon, Oxfordshire OX14 4RY (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, evidenced by American Depositary Receipts, each representing one ordinary share, par value 1/3p each	The Nasdaq National Market
Ordinary shares, par value 1/3p each*	The Nasdaq National Market

*Not for trading but only in connection with the registration of American Depositary Shares representing such ordinary shares pursuant to the requirements of the Securities and Exchange Commission.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 204,950,872 ordinary shares

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days: Yes ☒ No ☐

        Indicate by check mark which financial statement item the Registrant has elected to follow:
Item 17 ☒ Item 18 ☐

        Unless the context otherwise indicates, references to "Bookham", "we" or "us" are to Bookham Technology plc and its subsidiaries. References to "shares" are to our ordinary shares, 1/3p par value per share, and references to "ADSs" are to our American Depositary Shares, each representing one ordinary share, as evidenced by American Depositary Receipts, or ADRs.

        Unless otherwise indicated, any reference to the "consolidated financial statements" is to our audited consolidated financial statements (including the notes thereto) for the fiscal years ended on December 31, 2000, 2001 and 2002. These financial statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom, or U.K. GAAP, which differ in certain significant respects from United States generally accepted accounting principles, or U.S. GAAP. For further details, see note 30 of Notes to the Financial Statements included elsewhere in this Form 20-F. Our fiscal year ends on December 31.

        We present our consolidated financial statements in pounds sterling. References to "sterling", "U.K. pounds sterling", or "£" are to the pound sterling, the legal currency of the United Kingdom. All references to "pence" or "p" are to a 100th part of a pound sterling. All references to "$" and "U.S. dollars" are to United States dollars. For convenience purposes, certain pound sterling amounts have been translated to U.S. dollar amounts at an exchange rate of $1.61 to £1.00, the noon buying rate (rounded) on December 31, 2002 in The City of New York for cable transfers in foreign currencies certified by the Federal Reserve Bank of New York. The noon buying rate (rounded) on March 17, 2003 was $1.57 = £1.00. These translations should not be construed as a representation that the pound sterling amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate. See "Item 3: Key Information—Exchange Rate Information".

        ASOC and our logo are our trademarks. Trade names and trademarks of other companies appearing in this Form 20-F are the property of their respective owners.

FORWARD-LOOKING STATEMENTS

        This Form 20-F contains forward-looking statements that involve risks and uncertainties. Discussions containing forward-looking statements, including our budgeted capital expenditures and the benefits of our recent acquisitions, may be found throughout this document. We generally use words such as "believes", "intends", "expects", "anticipates", "plans" and similar expressions to identify forward-looking statements. This Form 20-F also contains third-party estimates regarding the size and prospects for recovery of the market for components used in fibre-optic networks. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in "Item 3: Key Information—Risk Factors" and elsewhere in this Form 20-F.

        Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, levels of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of the forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this Form 20-F to conform these statements to actual results or to changes in our expectations.

Item 1:    Identity of Directors, Senior Management and Advisers

        Not applicable.

Item 2:    Offer Statistics and Expected Timetable

        Not applicable.

Item 3:    Key Information

Selected Consolidated Financial Data

        You should read the selected consolidated financial and statistical data set forth below in conjunction with our audited consolidated financial statements and related notes, as well as "Item 5: Operating and Financial Review and Prospects", all of which appear elsewhere in this Form 20-F.

        The consolidated profit and loss account data for the three years in the period ended December 31, 2002, and the consolidated balance sheet data at December 31, 2002 and 2001 have been derived from, and are qualified by reference to, our consolidated financial statements and the notes thereto, included elsewhere in this Form 20-F, which have been prepared in accordance with U.K. GAAP, and audited by Ernst & Young LLP, independent auditors, in the case of the years ended December 31, 2002 and 2001, and by PricewaterhouseCoopers, independent chartered accountants, in the case of the year ended December 31, 2000. U.K. GAAP differs in certain material respects from U.S. GAAP. For further details, see note 30 of Notes to the Financial Statements. The consolidated profit and loss account data for the years ended December 31, 1998 and 1999, and the consolidated balance sheet data at December 31, 1998, 1999 and 2000 have been derived from audited consolidated financial statements not included in this Form 20-F.

	Year ended December 31
	2002	2002	2001	2000	1999	1998
	(in thousands, except for per share data)
Consolidated profit and loss account data
U.K. GAAP
Group turnover	$55,711	£34,603	£21,921	£26,301	£3,545	£569
Operating loss	(171,789)	(106,701)	(124,165)	(38,635)	(16,090)	(12,335)
Loss for the financial year	$(163,190)	£(101,360)	£(113,238)	£(29,065)	£(15,973)	£(12,051)

Basic and diluted loss per ordinary share and ADS	$(1.08)	£(0.67)	£(0.88)	£(0.25)	£(0.18)	£(0.16)
U.S. GAAP
Net revenues	$55,711	£34,603	£21,921	£26,301	£3,545	£569
Operating loss	(184,216)	(114,420)	(124,953)	(37,481)	(16,459)	(12,527)
Net loss	$(177,034)	£(109,959)	£(114,145)	£(27,992)	£(16,058)	£(12,051)

Basic and diluted loss per ordinary share and ADS	$(1.18)	£(0.73)	£(0.89)	£(0.24)	£(0.18)	£(0.16)
Basic and diluted weighted average number of shares	150,996	150,996	128,533	116,232	91,147	73,477
	At December 31
	2002	2002	2001	2000	1999	1998
	(in thousands)
Consolidated balance sheet data
U.K. GAAP
Total assets	$393,640	£244,497	£228,624	£331,519	£25,399	£20,474
Equity shareholders' funds	290,505	180,438	210,870	304,062	16,926	16,649
Long-term obligations	$55,959	£34,757	£79	£1,885	£2,343	£314
Share capital	$1,100	£683	£434	£424	£324	£284

U.S. GAAP
Total assets	$351,616	£218,395	£228,624	£331,519	£25,397	£20,474
Total shareholders' equity	248,608	154,415	210,949	305,050	16,839	16,649
Long-term obligations	$55,832	£34,678	£—	£897	£2,254	£314
Share capital	$1,100	£683	£434	£424	£324	£284

EXCHANGE RATE INFORMATION

        The noon buying rate on March 17, 2003 was $1.57 = £1.00.

        The tables below set forth, for the periods and dates indicated, information concerning the noon buying rates for pounds sterling expressed in U.S. dollars per pound. Fluctuations in the exchange rate between the pound sterling and the U.S. dollar are likely to affect the market price of our ADSs.

High and low exchange rates for the previous six months:

	High	Low
September 2002	$1.57	$1.53
October 2002	$1.57	$1.54
November 2002	$1.59	$1.54
December 2002	$1.61	$1.56
January 2003	$1.65	$1.60
February 2003	$1.65	$1.57

Average exchange rates of U.S. dollars per pound sterling for the past five years(1):

Calendar year	Average
1998	$1.66
1999	$1.62
2000	$1.52
2001	$1.44
2002	$1.51

(1)
The average of the noon buying rates on the last day of each month during the period.

RISK FACTORS

        You should carefully consider the risks described below before making an investment decision. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In that case, the market price of our ordinary shares and ADSs could decline and you could lose all or part of your investment. This Form 20-F contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including the risks faced by us described below and elsewhere in this Form 20-F.

WE HAVE GENERATED SUBSTANTIAL LOSSES TO DATE AND WILL GENERATE SUBSTANTIAL LOSSES IN THE FUTURE UNLESS WE ACHIEVE SIGNIFICANT REVENUE GROWTH

        We incurred substantial net losses in 2000, 2001 and 2002. We may incur greater operating losses and negative cash flows as we incur larger operating expenses and make capital expenditures in our business following our acquisition in November 2002 of the optical amplifier and optical transmitter and receiver businesses of Nortel Networks Corporation, referred to in this Form 20-F as the acquired Nortel Networks businesses. We may never generate sufficient revenues to achieve profitability. Even if we do achieve profitability, we may not sustain or increase profitability on a quarterly or annual basis in the future. To date, we have been financed largely by the capital contributions of our key investors, as well as approximately £297.4 million of net proceeds we received as a result of our initial public offering in April 2000 and our follow-on offering in September 2000. Our existing cash balances may not be sufficient to cover future losses.

OUR SUCCESS WILL DEPEND ON THE EXTENT TO WHICH DEMAND FOR OPTICAL COMPONENTS IMPROVES AND INCREASES

        Projections of dramatic growth in demand for bandwidth between 1999 and 2002 led to telecommunications carriers investing large amounts of capital in developing and expanding their optical networks. When the projected growth did not materialize in 2001, telecommunications companies ceased the expansion of their networks, and large portions of those networks remain unused. As a result, the demand by telecommunications carriers for systems declined dramatically in 2001 and, in turn, the demand for components supplied by us and other vendors to the systems providers also fell sharply. This decline in demand persisted in 2002. We are unable to predict whether and how long the decline in demand will last and, in particular, how long it will take before the excess capacity of existing network systems is fully utilized and demand for additional capacity generated. The decline in demand has had, and will continue to have, a material adverse effect on our results of operations, and we are not able to predict when this adverse effect will cease.

RISKS ASSOCIATED WITH THE ACQUISITION AND INTEGRATION OF THE ACQUIRED NORTEL NETWORKS BUSINESSES

Our debt re-payment obligations to Nortel Networks Corporation may affect our ability to operate our business.

        In connection with our acquisition of the optical amplifier and optical transmitter and receiver businesses of Nortel Networks Corporation, or Nortel Networks, we have issued to affiliates of Nortel Networks secured and unsecured interest-bearing loan notes in the aggregate amount of $50 million. The secured loan notes, in the aggregate amount of $30 million are secured against all of our capital equipment and all of the assets of the acquired Nortel Networks businesses. The secured loan notes bear interest at the rate of 7% per year, increasing 0.25% per quarter beginning three months after issue until re-payment, up to a maximum rate of 10% per year, and are payable in full no later than November 8, 2005. The unsecured loan notes, in the aggregate principal amount of $20 million, bear interest at the rate of 4% per year and are payable in full no later than November 8, 2007. We are required to repay the notes, in full or in part, at earlier times upon the occurrence of various events, including an equity or equity-linked financing by us. Repayment of these debts will reduce cash otherwise available to us to fund operations, expand our business or for other corporate obligations.

Difficulties associated with integrating the acquired Nortel Networks businesses could harm our overall business operations.

        The integration of the acquired Nortel Networks businesses with our other operations presents significant challenges, including:

  •
  integrating the manufacture, sale and marketing of the product lines of the acquired Nortel Networks businesses with our previously existing product lines;

  •
  consolidating the facilities of the acquired Nortel Networks businesses with our existing facilities and shifting the manufacturing of products to different facilities while maintaining quality standards, and in particular relocating the manufacturing activities from the Ottawa, Canada, plant to our facility in Caswell, England;

  •
  effectively integrating and organizing the retained employees of the acquired Nortel Networks businesses in several different locations in Canada, Switzerland, the U.K. and the U.S., with our existing employees;

  •
  retaining key employees of the acquired Nortel Networks businesses in the event of any reorganization of employment location and associated severance obligations; and

  •
  training our existing employees to operate the manufacturing lines associated with the products of the acquired Nortel Networks businesses and training retained Nortel Networks employees to operate our manufacturing lines.

        In particular, given that the acquired Nortel Networks businesses are collectively much larger than our business was before the acquisition, we face the challenges associated with integrating a larger business with our smaller business. We acquired three different manufacturing facilities and offices of the optical amplifier part of the acquired Nortel Networks businesses in three different countries. We also acquired two facilities of the optical transmitter and receiver part of the acquired Nortel Networks businesses in two countries. The acquisition involved the transfer to us of approximately 1,200 Nortel Networks employees, compared to our approximately 700 employees before the acquisition. In addition, the integration of the acquired Nortel Networks businesses follows closely our recent integration of the business we acquired in February 2002 from Marconi Optical Components Limited, or MOC, resulting in two significant integration efforts in a short period of time. The success of our strategy depends on the success of the integration process. There can be no assurance that the integration will be successful and it may result in unanticipated operational, developmental, personnel, or other problems. Any of these problems could adversely affect our results of operations.

RISKS ASSOCIATED WITH OUR BUSINESS

We will be dependent on Nortel Networks as a customer over the duration of the Supply Agreement we have entered into with Nortel Networks Limited.

        In connection with our acquisition of the acquired Nortel Networks businesses in November 2002, we entered into a three-year, non-exclusive Supply Agreement with Nortel Networks Limited, a wholly-owned subsidiary of Nortel Networks. The acquired Nortel Networks businesses were historically dependent on their relationship with Nortel Networks Limited and, as a result, we expect to be highly dependent on sales to Nortel Networks Limited, at least during the term of the Supply Agreement. Historically, shipments of products to Nortel Networks Limited by the acquired Nortel Networks businesses have constituted over 73%, 52% and 60%, respectively, of the total sales of these businesses in 2000, 2001 and the first half of 2002. In addition, Nortel Networks Limited, including its affiliates, has been one of our significant customers during the past three years with respect to sales of other Bookham products. During the six quarter period between November 8, 2002 and March 31, 2004, Nortel Networks Limited is obliged to purchase from us a minimum of $120 million of products and related services regardless of market demand, subject to our meeting certain customary performance criteria relating to price, quality and delivery, among other things. However, if Nortel Networks' financial condition deteriorates because the continued severe slowdown in the telecommunications industry or due to changes in its own financial position, Nortel Networks Limited may be unable to perform, in full or in part, its obligations under the Supply Agreement. Under certain circumstances, including a bankruptcy proceeding initiated by or against Nortel Networks and/or Nortel Networks Limited, amounts owing to us by Nortel Networks Limited might not be recoverable and the Supply Agreement might no longer be enforceable against Nortel Networks Limited. For the year ended December 31, 2002, Nortel Networks reported a net loss of $3.59 billion. Nortel Networks has previously announced workforce reductions and facilities closures. If Nortel Networks Limited is unable to meet its purchasing obligations under the Supply Agreement, or ceases to purchase a substantial amount of products from us after its expiration, our results of operations and business prospects would be materially adversely affected.

We may not be able to retain Nortel Networks Limited as a customer after expiration of the Supply Agreement.

        Our revenues over the period of the Supply Agreement with Nortel Networks Limited may not be indicative of future revenues as there can be no assurance that Nortel Networks Limited will continue to purchase products in the same quantity, or at all, after the expiration of the Supply Agreement. Our ability to retain Nortel Networks Limited as a customer after the Supply Agreement has expired will depend on Nortel Networks Limited's continuing needs for products supplied by us. Our revenues for the fourth quarter of 2002 increased substantially as a result of sales made under the Supply Agreement, and if those sales do not continue after the Supply Agreement expires, our revenues will be adversely affected.

We and our customers are each dependent upon a limited number of customers.

        Historically, we have generated most of our revenues from a limited number of customers. For example, in each of the three years ending December 31, 2002, sales to five customers accounted for approximately 80% of our net revenue. In this same period, sales to two of those customers, Nortel Networks and Marconi Communications, accounted for 74% of our net revenue in 2000, 65% in 2001 and 69% in 2002. Our dependence on a limited number of customers is due to the fact that the telecommunications equipment industry is dominated by a small number of large companies. That market is currently consolidating, thereby reducing the number of potential customers in the industry. This trend may further increase our dependence on a small number of customers. Similarly, our customers depend on a small group of telecommunications carrier customers. In addition, we expect to generate a significant amount of our revenues from supply agreements with Nortel Networks Limited and Marconi Communications. These supply agreements are of limited duration and Nortel Networks and Marconi may not continue as our customers after the agreements expire. The Marconi Communications supply agreement expires in December 2003, and the Nortel Networks supply agreement expires in November 2005. The loss of one or more of our customers could materially adversely affect our revenues and results of operations. In addition, many of our customers, and their telecommunications carrier customers, have been affected by the downturn in the telecommunications industry and are in poor financial condition. The condition of these companies may affect the amount and type of orders they are able to place with us or their ability to survive.

In order to fund our operations, increase manufacturing capacity or broaden our product range, we may need additional capital in the future that may not be available on acceptable terms, if at all.

        While we had approximately £105 million ($169 million) in cash deposits as at December 31, 2002, we also have debt repayment obligations under the secured loan notes and the unsecured loan notes issued in connection with the acquisition from Nortel Networks. Cash flow from operations is not presently sufficient to cover operating expenses and capital expenditure needs and we anticipate this trend will continue. As a result, we may need additional capital in the future to fund our operations, finance investment in equipment and corporate infrastructure, to increase the range of products we offer and respond to competitive pressures and perceived opportunities. There can be no assurance that additional financing will be available on acceptable terms, if at all. If we raise additional funds by selling equity securities, the relative equity ownership of our existing investors could be diluted and the new investors could obtain terms more favourable than previous investors. In addition, if we undertake equity or equity-linked financings prior to the repayment of the loan notes in full, we will be required to use the proceeds to repay all or a portion of the loan notes, depending on the amount of the equity or equity-linked financing. Any proceeds used for this purpose will not be available for other uses. If we raise additional funds through debt financing, we could incur significant borrowing costs. A failure to obtain additional funding could prevent us from making expenditures that would allow us to grow our business or maintain our operations.

We may have difficulty obtaining additional capital because of reduced funding of and lending to companies in the optical components industry.

        The optical components sector of the telecommunications industry, in which we operate, has been severely affected by the downturn in the global economy. As a result, companies in this sector are experiencing difficulty in raising capital, whether through equity or debt financing. Because the share values of optical component suppliers have declined markedly during the downturn, these companies have experienced difficulty in raising capital through equity financings because of lack of investor interest. We may therefore experience difficulty raising additional capital or may have to accept capital financing on less than optimal terms. We may also be unsuccessful in our efforts to raise additional capital.

Our future success will depend on our ability to manufacture and sell commercial quantities of our product lines, some of which have recently been commercially introduced and may not achieve commercial acceptance.

        For the year ended December 31, 2002, our revenues were derived primarily from sales of products of the acquired Nortel Networks businesses to Nortel Networks Limited under the supply agreement and, to a lesser extent, from sales under the supply agreement with Marconi Communications and sales and development of our ASOC and related products. We believe that sales of the products we acquired in connection with the acquisition of the business and assets of MOC and the acquired Nortel Networks businesses in 2002 will continue to account for a substantial portion of our future revenues, at least through the term of our supply agreements with Marconi Communications and Nortel Networks Limited. In view of current market conditions, we have decided to downsize the manufacturing and research and development activities related to our ASOC product line and therefore do not expect sales of those products to account for a significant percentage of our revenue for the foreseeable future. In connection with our acquisitions from Nortel Networks and MOC, we added several new products to our product line, some of which, along with certain of our ASOC products, are not yet qualified for volume production. We cannot assure investors that these products, or the proprietary technology upon which any of these products is based, will achieve broad market acceptance.

        In addition, a decline in demand for any of our product lines due to faults or quality problems, the introduction of superior products by competitors, technological changes or other reasons could undermine confidence in and demand for our products. This, in turn, could have a material adverse effect on our customer relationships and business prospects.

Our results of operations may suffer if we do not effectively manage our inventory and we may incur inventory-related charges.

        To achieve commercial success with our product lines, we need to manage our inventory of component parts and finished goods effectively to meet changing customer requirements. The ability to accurately forecast customers' product needs in the current economic environment is very difficult. Some of our products and supplies have in the past and may in the future become obsolete while in inventory due to rapidly changing customer specifications or a decrease in customer requirements. If we are not able to effectively manage our inventory, we may need to write off unsaleable or obsolete inventory, which would adversely affect results of operations. We have from time to time incurred significant inventory-related charges. For example, in 2001 we incurred charges related to inventory write-downs on excess inventory of £4.65 million and, in 2002, we incurred charges related to inventory write-downs on excess inventory of £3.3 million ($5.3 million), which includes write downs of £1.2 million ($1.9 million) related to the downsizing of our ASOC product line. We may incur significant similar charges in future periods.

The inventory we acquired as part of the acquisition of the acquired Nortel Networks businesses may not prove to be saleable and may require further write-downs.

        We recorded a fair value of £26.4 million ($42.5 million) for the inventory we obtained with the acquired Nortel Networks businesses. In view of our limited experience in managing our business since the acquisition from Nortel Networks, and the difficulty in the current economic climate of forecasting customer needs, we cannot assure investors that this inventory is saleable. If this inventory becomes obsolete, we will be required to write-down its value.

Fluctuations in the demand for optical components create significant uncertainties for our business.

        Our business is dependent upon product sales to telecommunications network system providers. These providers in turn are dependent for their business upon orders for fibre-optic systems from telecommunication carriers. Business fluctuations affecting our system provider customers or their telecommunication carrier customers have affected our business and will affect our business in the future. We are currently experiencing a period of industry-wide overcapacity and declining demand in all of our markets and these conditions are expected to continue. These conditions have resulted in excess inventory, which we have written off in 2001 and 2002, and an underutilization of manufacturing capacity. Moreover, sales often reflect orders shipped in the same quarter in which the orders are received, which makes sales vulnerable to short-term fluctuations in customer demand and difficult to predict. In addition, the timing of customer orders and the subsequent cancellation, modification or rescheduling of certain of these orders have affected and will in the future affect results of operations from quarter to quarter, particularly since these customers typically order in large quantities. The cancellation, rescheduling or modification of customer orders may reflect reductions in carrier capital spending and inventory adjustments by our customers in response to less certain carrier demand.

Our products are complex, may take longer to develop than originally anticipated and are highly dependent on the needs of our customers' design and development programmes.

        A part of our business involves custom designing certain new products in accordance with customer specifications. As a result, we are constantly developing new products and using new technologies in those products. These products often take 12 to 18 months to develop because of their complexity and the changing customer specifications in the course of the development cycle. We fund all of the design work. In the event that a customer cancels or modifies a design project before we begin large-scale manufacture of the product and receive revenue from the customer, we will not be able to recover those expenses and results of operations will be adversely affected. It is difficult to predict with any certainty, particularly in the present economic climate, the frequency with which customers will cancel or modify their projects, or the effect on results of operations. The complex production process for these products requires careful and constant maintenance of fine tolerances that can be disrupted by unknown or unforeseen causes. These products may also contain defects when first introduced or as new versions are released. We could also incur significant unanticipated costs in attempting to complete the development of new products or to fix defective products.

We may experience low manufacturing yields.

        Manufacturing yields depend on a number of factors, including the volume of production due to customer demand and the nature and extent of changes in specifications required by those customers for which we perform design-in work. Higher volumes due to demand for a fixed, rather than continually changing, design generally result in higher manufacturing yields, whereas lower volume production generally results in lower yields. In addition, lower yields may result, and have in the past resulted, from commercial shipments of products prior to full manufacturing qualification to the applicable specifications. Changes in manufacturing processes required as a result of changes in product specifications and customer needs have historically caused, and may in the future cause, significantly reduced manufacturing yields, resulting in low or negative margins on those products. Moreover, an increase in the rejection rate of products during the quality control process either pre, during or post manufacture results in lower yields and margins. Finally, manufacturing yields and margins can also be lower if we receive or inadvertently use defective or contaminated materials from our suppliers.

We could be adversely affected if we are unable to manage manufacturing capacity to meet fluctuating levels of demand for our products.

        A significant and steady decline in the demand for optical components during 2001 and into 2002 resulted in marked underutilization of our manufacturing capacity and, in July 2002, we announced that we were closing our manufacturing facilities in Swindon, U.K. and Maryland, U.S.. In addition, we acquired another manufacturing facility in Caswell, U.K. as part of the MOC acquisition, which is presently underutilized. In connection with the acquired Nortel Networks businesses, we added four more manufacturing facilities located in the U.K., Canada and Switzerland, which are currently also underutilised. The fluctuations in customer demand, combined with the acquisition of this additional manufacturing space, present challenges and will require us to evaluate manufacturing capacity and to assess and predict demand appropriately in order to ensure availability and staffing of manufacturing facilities to meet that demand. Failure to do so on a timely basis could have an adverse impact upon gross margins or have the effect of increasing overall operating expenses.

We may be faced with product liability claims.

        Despite quality assurance measures, there remains a risk that defects may occur in our products. The occurrence of any defects in our products could give rise to liability for damages caused by such defects and for consequential damages. They could, moreover, impair the market's acceptance of our products. Both could have a material adverse effect on our business and financial condition.

We currently sell some products at negative gross margins and declining average selling prices could adversely impact our ability to become profitable.

        We have often initially sold our new products at negative gross margins. If we are not able to improve manufacturing yields and decrease costs as the volume of new products increases, the impact of these negative gross margins could be exacerbated and could have an adverse effect on our financial results. Average selling prices for telecommunications optical components have declined in recent years and suffered from a sharp decline in 2001 and continued to decline in 2002. We anticipate that the average selling prices of our products will continue to decline over time. If we are unable to reduce manufacturing costs at least at the same rate, gross margins and financial results will be adversely affected.

If we fail to protect our intellectual property rights, or are unable to obtain the right to use technologies owned by others, our business could be materially impaired.

Our intellectual property rights may not be adequately protected.

        Our future success will depend, in large part, upon our intellectual property rights, including patents, design rights, trade secrets, trademarks, know-how and continuing technological innovation. We maintain an active programme of identifying technology appropriate for patent protection. Our practice is to require employees and consultants to execute non-disclosure and proprietary rights agreements upon commencement of employment or consulting arrangements. These agreements acknowledge our exclusive ownership of all intellectual property developed by the individuals during their work for us and require that all proprietary information disclosed will remain confidential. Although such agreements may be binding, they may not be enforceable in all jurisdictions.

        Our intellectual property portfolio is an important corporate asset. The steps we have taken and may take in the future to protect our intellectual property may not adequately prevent misappropriation or ensure that others will not develop competitive technologies or products. We cannot assure investors that our competitors will not successfully challenge the validity of these patents, or design products that avoid infringement of our propriety rights with respect to our technology. There can be no assurance that other companies are not investigating or developing other similar technologies, that any patents will issue from any application pending or filed by us or that, if patents do issue, the claims allowed will be sufficiently broad to deter or prohibit others from marketing similar products. In addition, we cannot assure investors that any patents issued to us will not be challenged, invalidated or circumvented, or that the rights thereunder will provide a competitive advantage to us. Further, the laws of certain territories in which our products are or may be developed, manufactured or sold, including South East Asia, may not protect our products and intellectual property rights to the same extent as the laws of the United Kingdom, Continental European countries and the United States.

Our products may infringe the intellectual property rights of others.

        Companies in the industry in which we operate frequently receive claims of patent infringement or infringement of other intellectual property rights. In this regard, third parties may in the future assert claims against us concerning our existing products or with respect to future products under development. We have entered into and may in the future enter into indemnification obligations in favour of some customers that could be triggered upon an allegation or finding that we are infringing other parties' proprietary rights. We may need in the future to negotiate with holders of patents relevant to our business. We may not in all cases be able to resolve allegations of infringement through licensing arrangements, settlement, alternative designs or otherwise. We may take legal action to determine the validity and scope of the third-party rights or to defend against any allegations of infringement. In the course of pursuing any of these means we could incur significant costs and diversion of our resources. Due to the competitive nature of our industry, it is unlikely that we could increase our prices to cover such costs. In addition, such claims could result in significant penalties or injunctions that could prevent us from selling some of our products in certain markets or result in settlements that require payment of significant royalties that could adversely affect our ability to price our products profitably.

If we fail to obtain the right to use the intellectual property rights of others necessary to operate our business, our ability to succeed will be adversely affected.

        The telecommunications and optical components markets in which we sell our products have experienced frequent litigation regarding patent and other intellectual property rights. Numerous patents in these industries are held by others, including academic institutions and our competitors. Optical component suppliers may seek to gain a competitive advantage or other third parties may seek an economic return on their intellectual property portfolios by making infringement claims against us. In the future we may need to obtain licence rights to patents or other intellectual property held by others to the extent necessary for our business. Unless we are able to obtain such licences on commercially reasonable terms, patents or other intellectual property held by others could inhibit our development of new products for our markets. Licences granting us the right to use third-party technology may not be available on commercially reasonable terms, if at all. Generally, a licence, if granted, would include payments of up-front fees, ongoing royalties or both. These payments or other terms could have a significant adverse impact on our operating results. Our larger competitors may be able to obtain licences or cross-licence their technology on better terms than we can, which could put us at a competitive disadvantage.

Fluctuations in operating results and a long sales cycle could adversely affect the market price of our ordinary shares and ADSs.

        Our revenues and operating results are likely to fluctuate significantly in the future. The timing of order placement, size of orders and satisfaction of contractual customer acceptance criteria, as well as order delays or deferrals and shipment delays and deferrals, may cause material fluctuations in revenue. To date, customers have taken a long time to reach a decision to purchase our products. This lengthy sales cycle may cause our revenues and operating results to vary from period to period and it may be difficult to predict the timing and amount of any variation. The period between initial contact with the customer to the receipt of an actual purchase order has frequently been six months to a year or more. In addition, customers traditionally perform extensive process and product evaluation and testing of components before entering into purchase arrangements.

        Delays or deferrals in purchasing decisions may increase as we develop new or enhanced products. The current and anticipated dependence on a small number of customers increases the revenue impact of each customer's actions relative to these factors. Our expense levels in the future will be based, in large part, on our expectations regarding future revenue, and as a result net income for any quarterly period in which material orders are delayed could vary significantly.

        Because of these and other factors, investors should not rely on quarter-to-quarter comparisons of our results of operations as an indication of future performance. It is possible that, in future periods, results of operations will be below the estimates of public market analysts and investors. Such a discrepancy could cause the market price of our ordinary shares and ADSs to decline.

Our business will be adversely affected if we cannot manage the significant changes in the number of our employees and the size of our operations.

        We experienced a significant increase in the number of our employees, the scope of our operating and financial systems and the geographic area of our operations in 1999 and 2000. In 2001, however, we experienced a significant reduction in the number of employees and scope of our operations because of declining demand for our products. In 2002, our employee numbers, scope of operations and the geographic area of our operations again significantly expanded through acquisitions, although the increase in our headcount was offset by planned employee reductions. In particular, the number of our employees increased from 226 at December 31, 1999 to 978 at December 31, 2000 and then decreased to 643 at December 31, 2001. As of December 31, 2002, our headcount was 1,945. This figure includes the approximately 1,200 employees who transferred to us with the acquired Nortel Networks businesses, and reflects planned reductions, including those related to the closure of the Swindon, U.K. and Maryland, U.S., manufacturing facilities. These recent significant changes in headcount have placed, and will continue to place, a significant strain on management and other resources. Future significant changes are likely as we respond to changes in the economy and continue our strategy of acquiring complementary businesses. There is a risk that, during such periods of growth or decline, management will not sufficiently coordinate the roles of individuals to ensure that all areas receive appropriate focus and attention. To manage our size effectively, we will need to continue to improve our operational, financial, accounting and management systems and to motivate and effectively manage our employees. We will also need to continue to establish and maintain adequate systems of control to support the size of our operations. If we are unable to manage our headcount and the scope of our operations effectively, the cost and quality of our products may suffer and we may be unable to attract and retain key personnel and develop and market new products.

We expect to acquire businesses as part of our strategy and we will need to integrate them successfully.

        Acquisitions have historically been an important part of our business strategy and will form part of our strategy in the future. Any acquisition transaction could be material in size and involve the issue of a significant number of new equity or debt securities and/or the payment of substantial cash consideration. If we fund acquisitions in whole or in part through the issue of equity securities, our existing shareholders may experience substantial dilution. We may also be required to make significant investment in acquired companies to facilitate commercialization of their own products or to support the integration of their operations with ours. Any acquisition may also involve significant management time and attention, which could cause disruption to our overall operations. Moreover, if we are unable to integrate successfully any newly acquired business or technologies, we may be unable to achieve our strategic goals and our business could suffer. Specifically, we are now in the process of integrating MOC's operations and the operations of the acquired Nortel Networks businesses with our existing business and may experience problems in connection with the integration. Finally, changes by the U.S. Financial Accounting Standards Board in the rules for merger accounting may affect the way in which we account for future acquisitions under U.S. GAAP. For example, the elimination of the "pooling" method of accounting for mergers may increase the amount of goodwill that we would be required to recognize if we acquire another company, which may have an adverse financial impact on our future net loss or net income.

We depend on a limited number of suppliers who could disrupt our business if they stopped, decreased or delayed shipments.

        We depend on a limited number of suppliers of raw materials and equipment used to manufacture our products. Some of these suppliers are sole sources. We typically have not entered into long-term agreements with our suppliers and, therefore, these suppliers generally may stop supplying materials and equipment at any time. The reliance on a sole or limited number of suppliers could result in delivery problems, reduced control over product pricing and quality, and an inability to identify and qualify another supplier in a timely manner. Any supply deficiencies relating to the quality or quantities of materials or equipment we use to manufacture our products could adversely affect our ability to fulfill customer orders or our financial results of operations.

We may not be able to operate our business successfully if we lose any member of our senior management team.

        Our future success will depend, in large part, on the continued service of our key management and technical personnel, in particular our founder and Chairman, Dr. Andrew G. Rickman, and our Chief Executive Officer and President, Dr. Giorgio Anania. If either of these individuals becomes unable or unwilling to render his services and expertise, we could encounter serious difficulties in the effective management of our business. While each of these individuals has a service agreement, these agreements cannot ensure their continued employment.

We generate a significant portion of our revenue outside the United Kingdom and are therefore subject to additional risks associated with the extent of our international operations.

        Our sales outside the United Kingdom constituted 22% of our 2000 revenues and 39% of our revenues for each of 2001 and 2002. We anticipate that our sales outside the United Kingdom will increase significantly as a result of sales under our supply agreement with Nortel Networks Limited. Because we sell a significant portion of our products outside the United Kingdom, we are subject to additional risks related to operating in foreign countries. These risks include:

  •
  foreign currency fluctuations, which could result in increased operating expenses and reduced revenue;

  •
  difficulty in collecting accounts receivable;

  •
  difficulty in enforcing or adequately protecting our intellectual property;

  •
  foreign taxes; and

  •
  foreign regulations.

        Any of these risks could materially adversely affect our business, financial condition and results of operations.

Our business is subject to currency fluctuations that may adversely affect our operating results.

        Due to our multinational operations, our business is subject to fluctuations based upon changes in the exchange rates between the currencies in which we collect revenues and pay expenses. In particular, we expect that a substantial portion of our revenues will be denominated in U.S. dollars, while the majority of our expenses will continue to be denominated in pounds sterling. Fluctuations in the exchange rate between these two currencies and, to a lesser extent, other currencies in which we collect revenue and pay expenses, could affect our operating results. In addition, our consolidated financial statements are prepared in pounds sterling and translated into U.S. dollars for U.S. reporting purposes. As a result, even when foreign currency expenses substantially offset revenues in the same currency, our net income may be diminished or our net loss increased, when reported in U.S. dollars in our financial statements. We may at times engage in currency hedging transactions in an effort to cover any exposure to such fluctuations, and we may be required to convert currencies to meet our obligations. Under certain circumstances, hedging transactions can have an adverse effect on our financial condition.

Our business involves the use of hazardous materials, and environmental laws and regulations may expose us to liability and increase our costs.

        We historically have handled small amounts of hazardous materials as part of our manufacturing activities and now handle more and different such hazardous materials as a result of the manufacturing processes related to the acquired Nortel Networks businesses and the product lines we acquired from MOC. Consequently, our operations are subject to environmental laws and regulations governing, among other things, the use and handling of hazardous substances and waste disposal. We may be required to incur environmental costs to comply with current or future environmental laws. As with other companies engaged in manufacturing activities that involve hazardous materials, a risk of environmental liability is inherent in our manufacturing activities, as is the risk that our facilities will be shut down in the event of a release of hazardous waste. The costs associated with environmental compliance or remediation efforts or other environmental liabilities could adversely affect our business.

We may in the future be considered a passive foreign investment company.

        The U.S. Internal Revenue Code of 1986, as amended, contains special rules relating to passive foreign investment companies ("PFICs"). A U.S. holder (as that term is defined in "Item 10: Additional information—Taxation—United States Federal Income Tax Consequences") who owns stock in a PFIC generally is subject to adverse tax consequences under these rules. These rules do not apply to non-U.S. holders. A company is treated as a PFIC if at least 75% of the company's gross income for a taxable year consists of "passive income," defined generally as income from passive investments, as opposed to operating income. A company is also treated as a PFIC if the average percentage of the value of its assets, including cash balances, that produce or are held for the production of passive income is at least 50%. The application of the gross income test in our particular circumstances is uncertain. This could result in our classification as a PFIC in the future, even in a year in which we have substantial gross revenues from product sales. In addition, the proportion of our cash balances compared with our total assets may in the future result in our being a PFIC. There can be no assurance that we will in future years have sufficient revenues from product sales or sufficient non-passive assets to avoid becoming a PFIC.

The future sale of substantial amounts of our ordinary shares or ADSs could adversely affect our share price.

        In connection with our acquisition of the acquired Nortel Networks businesses, we issued to affiliates of Nortel Networks 61,000,000 ordinary shares, which represents approximately 29.8% of our outstanding shares as of March 1, 2003. We also issued to an affiliate of Nortel Networks warrants over 9,000,000 ordinary shares. These warrants are immediately exercisable but may not be exercised to the extent that doing so would result in Nortel Networks and its affiliates owning 30% or more of our outstanding ordinary shares at the time of exercise. Certain other shareholders or groups of shareholders also hold significant percentages of our shares. For example, our directors collectively beneficially hold approximately 15.8%, and Marconi Optical Components Limited holds approximately 6.3% of our outstanding ordinary shares as of March 1, 2003. In addition, Nortel Networks and certain shareholders have the right to require us to register their ordinary shares in the United States. In particular, we have agreed to file a registration statement with the U.S. Securities and Exchange Commission to register the ordinary shares held by Nortel Networks or its affiliates at the time of registration (and any ADSs arising on conversion thereof) and we have further agreed to bear the cost of registration (excluding selling commissions and any fees and expenses related to converting ordinary shares into ADSs). Sales by Nortel Networks or other shareholders of substantial amounts of shares in the public or private market could adversely affect the market price of our ordinary shares or ADSs by increasing the supply of shares available for sale compared to the demand in the private and public capital markets to buy our ordinary shares or ADSs. These sales may also make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate.

        Nortel Networks has agreed that it will not sell or otherwise dispose of or charge, directly or indirectly, any shares for a period of six months after completion of the acquisition on November 8, 2002 and that it will not sell or otherwise dispose of or charge, directly or indirectly, more than 15,000,000 shares per quarter during the period of one year thereafter. However, we may, in our sole discretion, and at any time, consent to the sale of shares by Nortel Networks. We have also agreed that, as exceptions to the above-mentioned restrictions, Nortel Networks is entitled to make: (i) inter-group transfers; (ii) sales in privately negotiated transactions not involving a public offering, provided that such sales are not to certain of our competitors; and/or (iii) pledges for the benefit of financing providers to Nortel Networks or its affiliates, provided that in each case the transferee agrees to be bound by the above-mentioned restrictions. In addition, the above-mentioned restrictions shall not prevent or restrict Nortel Networks from: (i) accepting an offer; (ii) giving an irrevocable undertaking in relation to an offer; or (iii) selling any shares during an offer period, in each case where the offer is for our entire issued share capital.

Failure to satisfy the minimum bid price requirements of the NASDAQ National Market may result in delisting.

        Our ADSs are listed on the NASDAQ National Market. To continue to be listed on that market, we must satisfy certain continued listing requirements, including a minimum bid price per ADS of $1.00. Failure to maintain the minimum bid price or any of these other criteria may result in the delisting of our ADSs from the NASDAQ National Market. If the bid price per ADS falls below $1.00 for certain periods of time, unless at that time one of a range of alternatives, including a change in the ratio of ADSs to ordinary shares, is successfully implemented, we may cease being listed on the NASDAQ National Market. If we are no longer eligible for listing on the NASDAQ National Market, we may seek to be listed on the NASDAQ Smallcap Market if we satisfy the continued listing requirements of that market. In the event that we cannot satisfy those listing requirements, trading, if any, in the ADSs would be conducted on the over-the-counter bulletin board, or OTCBB, or, possibly, on an unregulated trading facility referred to as the "pink sheets". If we are no longer listed on the NASDAQ National Market, investors may find it more difficult to sell their ADSs because smaller quantities of the ADSs would likely be bought and sold, there could be a delay in executing the transactions and there may be a reduction in the level of analyst coverage.

RISKS ASSOCIATED WITH THE TELECOMMUNICATIONS AND OPTICAL COMPONENTS INDUSTRY

The markets in which we operate are highly competitive, which could result in lost sales and lower revenues.

        The market for fibre-optic components is highly competitive and such competition could result in our existing customers moving their orders to competitors. Certain of our competitors may be able more quickly and effectively to:

  •
  respond to new technologies or technical standards;

  •
  react to changing customer requirements and expectations;

  •
  devote needed resources to the development, production, promotion and sale of products; and

  •
  deliver competitive products at lower prices.

        In addition, market leaders in industries such as semiconductor and data communications, who may have significantly more resources than we do, may in the future enter our market with competing products. All of these risks may be increased if the market were to consolidate through mergers or business combinations between competitors.

        There can be no assurance that we will be able to compete successfully with our competitors or that aggressive competition in the market will not result in lower prices for our products or decreased gross profit margins. Any such development would have a material adverse effect on our business, financial condition and results of operations.

Our success will depend on our ability to anticipate and respond to evolving technologies and customer requirements.

        The market for telecommunications equipment is characterized by substantial capital investment and diverse and evolving technologies, such as fibre-optic, cable, wireless and satellite technologies. Our ability to anticipate changes in technology, industry standards, customer requirements and product offerings and to develop and introduce new and enhanced products will be significant factors in our ability to succeed. We expect that new technologies will continue to emerge as competition in the telecommunications industry increases and the need for higher and more cost efficient bandwidth expands. The introduction of new products embodying new technologies or the emergence of new industry standards could render our existing products uncompetitive from a pricing standpoint, obsolete or unmarketable.

Our business has suffered and may continue to suffer from periodic downturns.

        The telecommunications industry generally, and the fibre-optic components market in particular, has suffered from a period of over investment followed by a sharp decline in investment. As a result, customer demand has decreased and our sales declined significantly in the past year. There can be no assurance that the market will stabilise or improve in the near term or that the growth rates experienced in the 1999 and 2000 financial years will be attainable again in the coming years. A prolonged downturn in the industry could result in further substantially reduced volumes of sales of our products, severely adversely affecting our results of operations.

Factors other than quarterly results could cause our share price to be volatile or decline.

        We are grouped with the major telecommunications companies on both the London Stock Exchange and the NASDAQ National Market. The market prices of our ordinary shares and ADSs have been, and are likely to continue to be, highly volatile due to causes other than publication of historical quarterly results, such as:

  •
  announcements by our competitors and customers of their historical results or technological innovations or new products;

  •
  developments with respect to patents or proprietary rights;

  •
  governmental regulatory action; and

  •
  general market conditions.

        Over the past year, the NASDAQ National Market, the London Stock Exchange, our ordinary shares, our ADSs and the shares of our customers and competitors, in particular, have experienced substantial price and volume fluctuations, in many cases without any direct relationship to the affected companies' operating performance. Nevertheless, the market prices of the shares of companies in the optical components, modules and systems industries continue to trade at high multiples of earnings. An outgrowth of these multiples and market volatility is the significant vulnerability of our share price and the share prices of our customers and competitors to any actual or perceived fluctuation in the strength of the markets we serve, no matter how minor in actual or perceived consequence. As a result, these multiples, and hence market prices, may not be sustainable. These broad market and industry factors have caused and may in the future cause the market price of our ordinary shares or ADSs to decline, regardless of our actual operating performance or the operating performance of our customers.

Item 4:    Information on the Company

Our History and Development

Background

        We were incorporated on September 22, 1988 as a private limited company under the laws of England and Wales under the name "Coleslaw 145 Limited". We changed our name to "Bookham Technology Limited" on December 14, 1988. On March 16, 2000, we re-registered as a public limited company, or "plc", and have used the name Bookham Technology plc since that time. We are governed by the Companies Act 1985. We have five direct or indirect wholly-owned subsidiaries, one of which is a holding company. Our subsidiaries are located in the United States, Canada, Japan and Switzerland; the holding company is organized under the laws of Canada.

        Our principal executive office is located at 90 Milton Park, Abingdon, Oxfordshire OX14 4RY, England and our telephone number is (011) (44) 1235 837 000. The address of our United States office is 66 Firemens Way, Poughkeepsie, New York, 12603, and our telephone number at that location is (845) 473-7744.

Capital Expenditures

        We have, since January 1, 2000, made substantial capital expenditures related to increasing our production capacity, purchasing product development equipment and expanding our production, assembly and testing facilities. We have also in that period acquired and later disposed of an interest in a Canadian company, and completed two other strategic acquisitions. These acquisitions and the disposition are described in detail below under "Principal Developments—Strategic acquisitions and disposition".

        In 2000, we invested approximately £28.7 million in increasing our production capacity, including the purchase of 35 acres of land in Swindon, England, which at the time we anticipated would provide the site of additional manufacturing capacity and our future U.K. headquarters. Due to the changed economic environment, and in view of our acquisition of a facility in the United States in 2001, we have decided not to develop this site, and the land is being marketed for sale.

        In 2001, we had approximately £41.6 million in capital expenditures, including those related to the expansion of our assembly and test and wafer fabrication facilities in Abingdon, England, and the re-fitting of our assembly and test facility in Swindon, which became operational during the second quarter of 2000. We also acquired a manufacturing facility in Columbia, Maryland, that until recently served as our North American headquarters. In connection with the realignment of our manufacturing facilities in 2002, we closed the Swindon and Maryland facilities. In view of the uncertainty that developed during 2001 in the economy in general and the markets in which we operate in particular, and the deteriorating demand for fibre-optic components, we began to reduce our capital spending significantly in the second half of 2001. In 2001, we impaired the carrying value of our plant and manufacturing and production equipment by £24 million. See "Item 5: Financial and Operating Review and Prospects".

        In 2002, capital expenditure was approximately £10.2 million ($16.42 million). In addition, we acquired fixed assets of approximately £42 million ($67.6 million) on the acquisitions from MOC and Nortel Networks. We also implemented an integrated enterprise resource planning, or ERP, and factory management solution based at our Abingdon and Caswell sites, which permits us to interface with the systems we acquired from Nortel Networks. Also during the year, following an assessment of the deterioration in the market for our ASOC products, we impaired the carrying value of all associated plant and equipment by £25.1 million ($40.4 million). See "Item 5: Financial and Operating Review and Prospects". All of our capital expenditures over the past three fiscal years were funded from cash raised in our public offerings in 2000.

        We estimate that we will incur capital expenditures in 2003 of between £12 and £15 million ($19.3 to $24.2 million), a significant amount of which will be associated with the relocation of our manufacturing facility in Ottawa, Canada to our existing facility in Caswell.

Principal Developments

        In 2002, we pursued strategic acquisitions, disposed of an earlier-acquired interest, entered into supply agreements and experienced changes in our operations as a result of negative market conditions. A summary of the principal developments in these areas follows.

Strategic acquisitions and disposition

        In October 2002, we announced our agreement to acquire the optical amplifier and optical transmitter and receiver businesses of Nortel Networks. The acquisition was completed on November 8, 2002. The aggregate consideration for the acquisition consisted of: (i) 61,000,000 of our ordinary shares; (ii) warrants over 9,000,000 of our ordinary shares; (iii) $30 million secured loan notes; and (iv) $20 million unsecured loan notes. We also paid to Nortel Networks on completion $9.2 million for restructuring expenses incurred by Nortel Networks in connection with the transaction. Nortel Networks beneficially holds 29.9% of our shares as of March 1, 2003.

        The acquired Nortel Networks businesses are principally located in Paignton, U.K., Zurich, Switzerland and Ottawa, Canada. We believe that the overlap in production facilities between these businesses and our existing operations will allow us to combine operations and benefit from synergies and economies of scale which will lead to increased cost efficiencies. A significant portion of the acquired Nortel Networks businesses is located in the United Kingdom, near our head office. In addition, as part of an independent entity, we believe that there will be greater opportunity for components manufactured and sold by these businesses to be sold to leading systems manufacturers, other than Nortel Networks, who may not previously have purchased components from Nortel Networks, as Nortel Networks is one of their competitors. The products we acquired include optical amplifiers with vertically integrated pump laser chips, 10 Gb/s transceivers and wide receiver line and transponder modules. The integration of these products with our own active and passive solutions will enable us to provide active and passive optical modules and subsystems to optical network systems manufacturers.

        In August 2002, we sold a majority of our interest in Measurement Microsystems A-Z, Inc., a company whose shares we had acquired in January 2001, to a company backed by the former management of Measurement Microsystems for consideration representing less than 1% of our net assets at the time. We retained a 25% interest in the shares of Measurement Microsystems. The terms of the transaction permit us to continue to use Measurement Microsystems' patented optoelectronic technology pursuant to a license agreement.

        In December 2001, we announced that we had entered into an agreement to acquire the business and assets of Marconi Optical Components Limited, or MOC, a wholly-owned subsidiary of Marconi plc. We completed the acquisition in February 2002. The consideration for the acquisition was the issuance by us of 12,891,000 ordinary shares to MOC, for a value of approximately £16.4 million. The shares issued represented 9.9% of our outstanding shares prior to the issuance. MOC holds approximately 6.3% of our outstanding shares as of March 1, 2003. This acquisition has made it possible for us to expand our product portfolio into the actives market with a proprietary laser chip design, manufacturing capability and tunable laser and Gallium Arsenide, or GaAs, modulater technologies. The products we acquired included narrow-band and wideband tunable lasers, GaAs modulators and erbium doped fiber amplifiers, or EDFAs, and monolithic microwave integrated circuits, or MMICs.

Supply agreements

        In connection with our acquisition from Nortel Networks, we entered into a Supply Agreement with Nortel Networks Limited, a wholly-owned subsidiary of Nortel Networks. Under the agreement, Nortel Networks Limited has agreed to purchase a minimum of $120 million of optical products and related services from us over a period of six quarters from completion of the transaction on November 8, 2002. If purchases in each quarter of the six quarter term are within 15% of $20 million Nortel Networks Limited is permitted to roll over the shortfall to a succeeding quarter. In addition, over the three years following completion, Nortel Networks Limited has agreed to purchase from us agreed percentages on a product-by-product basis of its total component requirements for the optical components products that were being supplied to Nortel Networks by the acquired Nortel Networks businesses (approximately 800 optical component products), subject to our meeting certain customary performance criteria relating to price, quality and delivery, among other things. The individual percentages will vary for each product from year to year and, in the majority of cases, will vary in range from 50% to 100% of Nortel Networks Limited's requirements for these optical component products.

        In connection with the MOC acquisition in February 2002, we entered into a non-exclusive supply agreement with Marconi Communications, Inc., a wholly-owned subsidiary of Marconi plc, under which Marconi Communications will, subject to certain performance and capacity terms, purchase a minimum of £30 million ($48.3 million) of components from us over an 18-month period, originally to expire on August 1, 2003, for incorporation into certain Marconi products. In January 2003, we and Marconi Communications amended the Supply Agreement to extend its term to December 31, 2003 and to adjust the timing of the minimum purchase commitments for 2003. There has been no change to the total minimum purchase commitment under the agreement.

Operational developments

        In February 2003, we announced our decision to significantly downsize the manufacturing and research and development activities associated with our ASOC product line at our Abington facility in order to focus our resources on those product lines that are producing revenue and are expected to produce revenue in the short and medium term. These include the product lines we acquired in connection with the acquisitions from MOC and Nortel Networks. We anticipate that this decision will involve a reduction in our number of employees by approximately 200 people. We will continue to sell and support ASOC-based passive products, including the four channel EVOA, which are qualified and shipping to customers. We will also retain a dedicated ASOC team to continue development work and maintain our wafer fabrication facility. We continue to believe that there is value and a future revenue opportunity for our ASOC platform. However, current market conditions have required us to focus on revenue-generating activities and it is not clear when we will be able to again focus on the opportunities we believe are presented by our ASOC platform.

        In July 2002, we announced the closure of our facilities in Swindon and Maryland, and the consolidation of our ASOC manufacturing to the Abington site. We believe that these closures will reduce costs without an adverse impact on manufacturing capacity or on future sales ramp-up.

Our Business

Overview

        We principally design, manufacture and market optical components, modules and subsystems for the telecommunications industry. We also manufacture high speed electronics components for the telecommunications, defense and space industries. In 2002, we redefined the company through our acquisitions of the optical components business of MOC and the optical amplifier and optical transmitter and receiver businesses of Nortel Networks, in order to meet customer demand for full-line, independent, solutions-capable partners who can provide a full range of components as well as complete subsystems. These acquisitions enable us to offer a comprehensive product set comprising actives, passives and amplifiers based both on new technologies and products that are established and widely deployed.

Telecommunications Industry Background

        The telecommunications and optical components industry suffered a substantial setback in 2001 and 2002. Ryan Hankin Kent, or RHK, a market research and consulting group, estimates that the size of the global optical components market fell from $6.8 billion in 2000 to $2.2 billion in 2002. RHK estimates that the market will further decline to $2.1 billion in 2003 before it begins to recover in 2005. This resizing of the market is resulting in industry consolidation, which is expected to continue through 2003.

        In anticipation of the projected dramatic growth in bandwidth, telecommunications equipment and components suppliers, including us, made substantial investments in 2000 and 2001 in property, plant, equipment and personnel to meet the projected increase in demand. However, carrier cashflows then ceased to support the substantial investments in technology required to expand their networks, resulting in excess inventory and capacity. In addition, the needs of our customers have changed as they have significantly restructured their operations to focus on other areas, and are now seeking suppliers who can provide "one-stop shopping" solutions, thereby reducing the number of suppliers from whom they purchase product. Consolidation in the market has led to fewer suppliers who can provide these solutions and intense competition among those suppliers.

        There have been several consequences of the downturn in the industry on our business. It has required us to consolidate our manufacturing facilities and generally restructure the organization, through cost-cutting measures such as disposing of unused property and reductions in employee headcount. It has also required us to adjust to the new demands of our customers, which we have done through strategic acquisitions from Nortel Networks and MOC, and to change our strategy to focus on revenue producing products rather than next-generation products based on our ASOC platform.

Strategy

        Our objective is to be the leading global provider of optical components, modules and subsystems to optical network system manufacturers. We intend to achieve this goal by:

  •
  Developing and marketing a full line of optical components.    Our gallium arsenide and indium phosphide semiconductor technologies, also known as III-V chip technologies, can be applied to most of the basic optical functions required by telecommunication optical networks. These components can then be combined with electronics to provide modules and subsystems. By offering optical subsystems, we can provide additional cost and space savings, together with performance and functionality enhancements.

  •
  Maintaining investment in manufacturing, product development and personnel.    We believe that our technologies represent an important competitive advantage that we must continue to exploit in order to realize the commercial opportunity we believe they provide and achieve our goals. Accordingly, we have invested, and plan to maintain our investment, in semiconductor fabrication and assembly production capacity and product development capabilities.

  •
  Enhancing sales, marketing and customer support capabilities.    We believe that the highly technical nature of our products and the sophisticated and highly specialized needs of our existing and potential customers require us to maintain a knowledgeable, proactive and capable sales and marketing organization. We also intend to complement our sales and marketing efforts by investing in customer support functions, to ensure that our close customer relationships continue after products are deployed, to sustain the retention of existing customers and to identify areas for further technical improvement and development.

  •
  Evaluating strategic acquisition opportunities.    We believe that the identification and consummation of appropriate acquisition opportunities can further our overall strategic goals. In furtherance of this strategy, in February 2002, we completed the acquisition of the business and assets of MOC and, in November 2002, we completed the acquisition of the acquired Nortel Networks businesses. While we do not presently contemplate any acquisition transactions, we intend to actively evaluate opportunities as they arise.

  •
  Focus on rigorous cost containment.    The market for optical components is currently depressed, and there is no certainty when an upturn will occur. We believe that we are strongly positioned to take advantage of the market upturn, but in order to do so we must carefully contain costs to preserve research and development, production, sales and marketing capacity during a sustained period of low market activity. To do so, we have in the past year taken steps to rationalize production capacity, adjust headcount and restructure resources. In connection with both the Nortel Networks and MOC acquisitions, we have carefully targeted, and successfully implemented, cost savings programs for each organization, and will continue to do so.

Our Expanded Product Offering

        We design, manufacture and market components that generate, detect, route, amplify and control light signals primarily in telecommunications networks. We now have three key technology platforms based on gallium arsenide (for modulation), indium phosphide (for tunability) and silicon.

        Our acquisitions from Nortel Networks and MOC represent an important step in our business, and enhance our product offering significantly by increasing our capability to deliver "active" optical components—those which directly generate or receive light, whereas prior to these acquisitions our product lines were largely focused on "passive" components—those that manipulate, guide and route optical signals.

        Our broader product portfolio enables us to offer the additional capability of providing subsystems and modules using our component set. These products are developed using gallium arsenide, indium phosphide and silicon technologies. This ability to offer a more comprehensive array of products addresses our customers' goal of reducing the number of suppliers from whom they purchase. In addition, we are now in a position to offer the proven, reliable and widely deployed Nortel Networks products to other leading system manufacturers who may not previously have been willing to purchase components from Nortel Networks, as one of their competitors.

        Our current products are primarily configured for use in metropolitan and long-haul networks and include WDM/DWDM applications, where the need for high volume, cost-effective components that feature reduced complexity and greater ease of production is particularly critical. Our products provide functionality for the various elements within the networking system from transmitting to receiving, and include products that amplify, detect, combine and monitor light signals. Our principal product offerings include:

  •
  Transmitters.    Our transmitter product lines include products with fixed and tunable wavelength designed for both long-haul and metro (<20 km to >350 km) applications, and ranging from 2.5Gb/s to 10Gb/s. This product line also includes high power lasers for use in long-haul systems, which are available in fixed wavelength and narrow band tunable versions, and directly modulated lasers for use in metro networks.

  •
  Transceivers.    Transceivers and transceiver modules allow bi-directional communication on a single optical fibre, thereby freeing up capacity in congested networks and reducing the number of fibres required in new networks. Our transceivers support data rates up to 1.2 Gb/s.

  •
  Tunable lasers and transmitter modules.    These include high power CW tunable lasers, narrowband "set and forget" and broadband tuning ranges. We also offer integrated transmitter modules comprising tunable lasers and modulators.

  •
  Receivers.    A portfolio of discrete receivers for metro, long and ultra long-haul applications from 2.5 Gb/s to 40 Gb/s, including APD preamp receivers, as well as PIN preamp receivers, PIN and APD modules.

  •
  Amplifiers.    Erbium doped fibre amplifiers, or EDFAs, offer compact amplification for ultra long-haul, long-haul and metro networks. We offer a semicustom product portfolio of multiwavelength amplifiers from gain blocks to full card level solutions for use in wide bandwidth WDM optical transmission systems. We also offer lower cost narrow band mini-amplifiers.

  •
  Pump laser chips.    980nm pump laser diodes are designed for use as high-power, reliable pump sources for erbium doped fibre and waveguide amplifiers. 980nm pump laser modules are designed as pump sources for EDFA applications. Uncooled modules are designed for low-cost, reliable amplification for metro, cross-connect or other single/multi channel amplification applications. We also offer 1480 pump modules which are capable of output of up to 300 mW and are stable over both time and temperature.

  •
  PIN Photodetectors.    Specifically designed for use in local area networks and fibre-optic links where components with low optical reflections are of prime importance.

  •
  Transponder modules.    These include small form factor modules for both intermediate and long reach applications. Uncooled 980nm pump laser modules, 980nm pump laser modules, 1480/14XX pump laser module.

  •
  Multiplexers and demultiplexers.    These products are designed for DWDM systems which allow optical cross connection and wavelength routing applications.

  •
  Multi-channel electronic variable optical attenuators (VOAs).    Our VOAs allow precise adjustment of power levels, enabling optical signals to be redirected and on and off systems and transmission imbalances in DWDM systems to be corrected.

  •
  Channel monitors.    These monitors assist in networking monitoring and control.

  •
  Monolithic microwave integrated circuits (MMICs).    MMICs are electronic integrated circuits for the defense/space industries.

  •
  Modulator chips.    We produce these chips as a component for OEM manufacture.

  •
  TOA/ROA.    We assemble a number of custom card level transmitter and receiver assemblies for Nortel Networks 10 Gb/s transport systems. These contain discrete components sourced both internally and from third parties.

Customers, Sales and Marketing

        We sell our products principally to telecommunications equipment manufacturers internationally. We also generate a small portion of our revenues from product development contracts with our customers. A small number of customers account for a substantial portion of our revenues. For example, in 2002, sales to Marconi Communications and Nortel Networks accounted for 38% and 31%, respectively, of our net revenue. We expect to continue to depend on a small number of customers for our sales and revenues. The loss of any key customer, or reductions in orders from any such customer, would likely have a material adverse effect on our business, financial condition and results of operation. See "Item 3: Key Information—Risk Factors—We and our customers are dependent upon a limited number of customers".

        Our products typically have a long sales cycle. The period of time between our initial contact with a customer to the receipt of an actual purchase order is frequently six months to a year or more. In addition, customers perform, and require us to perform, extensive process and product evaluation and testing of components before entering into purchase arrangements.

        Because our targeted market is a small number of very large organizations who rely on our products for critical applications, we believe it is essential to maintain a comprehensive and capable direct sales and marketing organization. Towards that end, we have established a direct sales and marketing force of 64 persons as of December 31, 2002, with salespeople in the United Kingdom, China, France, Italy, Japan and the United States. We intend to continue to invest in staff devoted to sales and marketing functions, in particular in the areas of product management and direct selling, to attract new customers and expand our sales to existing customers. Our direct sales force is supported by an applications engineering group capable of providing technical support for key customers internationally. We have complemented the direct sales force with an international network of representatives and distributors that extends our commercial reach to smaller geographic locations and customers that are not currently covered by our sales offices. In addition, we will from time to time enter into collaborative arrangements for the sale or distribution of our products, where the other party can provide access to special expertise or potential customers.

Intellectual Property

        We believe that our proprietary technology provides us with an important competitive advantage and we intend to continue to protect our technology, as appropriate, including design, process and assembly aspects. Our technology extends across active and passive optical semiconductor devices for a wide range of applications in telecommunications networks. We believe that our intellectual property portfolio is a valuable strategic asset that we can use in conjunction with the technologies of the companies with which we collaborate to develop sophisticated solutions and applications for use in the optical network systems market. This portfolio is supplemented by our extensive expertise developed by our personnel, including personnel who joined us from Nortel Networks and Marconi, and significant application and process engineering know-how. We believe that the future success of our business will depend on our ability to translate our intellectual property portfolio and the technological expertise and innovation of our personnel into new and enhanced products, especially involving size and cost reduction.

        We currently hold 170 U.S. granted patents and 242 non-U.S. granted patents, and have approximately 600 patent applications pending in various countries. We maintain an active program of identifying technology appropriate for patent protection. Our practice is to require employees and consultants to execute non-disclosure and proprietary rights agreements upon commencement of employment or consulting arrangements. These agreements acknowledge our exclusive ownership of all intellectual property developed by the individuals during their work for us and require that all proprietary information disclosed will remain confidential. Although such agreements may be binding, we may not be able to enforce them in all jurisdictions. We operate within our business a rewards to inventors scheme.

        Although we continue to take these steps to identify and protect our patentable technology, and to obtain and protect proprietary rights to that technology, we cannot be certain the steps we have taken will prevent misappropriation of our technology. We may, as appropriate, take legal action in the future to enforce our patents and trademarks and otherwise to protect our intellectual property rights, including our trade secrets. We do not currently license our technology to third parties in general, but situations may arise in the future where we may decide to grant licenses or enter into cross-licenses.

        In our field, as in other technical fields, there is a risk that some technology we develop, or that we use in our products, may overlap with technology deemed proprietary by third parties. In all cases where we become aware of overlaps, we intend to take appropriate steps to avoid infringement of others' intellectual property. A variety of third parties hold or may assert intellectual property rights in markets that we currently or intend to target. To the extent necessary, we will, as appropriate, seek licenses from the third party, take legal action to determine the validity and scope of the third-party rights or to defend against claims of infringement, or develop alternative, non-infringing designs. Such licensing, litigation or redesigning options could result in substantial costs and diversion of resources.

Research and Development

        Since our inception in 1988, we have historically devoted a significant amount of our resources to research and development activities. We have spent £17.4 million (2000), £77.6 million (including exceptional items) (2001) and £39.8 million ($64 million) (2002) on research and development, for a total of £134.8 million ($216.9 million) over the last three fiscal years. We invested heavily in research and development in 2001 in connection with increasing our product development efforts in anticipation of an increase in demand. In response to the decline in the market, we decreased these expenses in 2002 as part of our overall cost-cutting efforts. We believe that continued investment in our technology is critical to our future competitive success but we anticipate that research and development expenses in the near term will be lower than in 2002 as a result of ongoing cost restructuring, including the downsizing of our ASOC development efforts. As of December 31, 2002, our research and development organization comprised 374 persons.

        Our research and development facilities in Abingdon, Caswell and Paignton, England, and Ottawa, Canada, include computer-aided design stations, modern laboratories and automated test equipment. We intend to devote continued research and development resources to expand our existing product line, enhance our manufacturing processes to reduce production costs, provide increased device performance, and reduce time to market in developing our products. Our research and development organization continues to be a resource available to provide optical and electronic integration expertise to meet customer-specific requirements as they arise in telecommunications and other selected applications. We also sponsor advanced research in a number of universities in the United Kingdom, Europe and North America.

Manufacturing

        We have three manufacturing facilities located in the United Kingdom. Our manufacturing site in Abingdon is a silicon facility located near our corporate headquarters. In connection with the MOC acquisition in February 2002, we acquired a production and research and development facility located in Caswell. In connection with the acquisition from Nortel Networks, we acquired a manufacturing, assembly and test facility in Paignton, a production and research and development facility in Ottawa, Canada, and a manufacturing facility in Zurich, Switzerland. We are presently using the former Nortel Networks facility in Ottawa pursuant to a transitional lease with Nortel Networks. We plan to relocate the manufacturing equipment and activities from the Ottawa plant to our existing Caswell facility by the end of this year. We intend to retain the research and development functions as well as administrative offices in Ottawa in new premises that we have not yet acquired. We previously had facilities in Swindon, England, Columbia, Maryland and Quebec, Canada, all of which are now closed. We lease the Abingdon, Ottawa and Zurich facilities, and we own the Caswell and Paignton plants. Our aggregate potential manufacturing floor space in all of these facilities is approximately 230,000 square feet. As a result of the economic downturn, our manufacturing capability is significantly underutilized.

        Our manufacturing capabilities include fabrication processing for indium phosphide, gallium arsenide and silicon. This includes clean room facilities for each of the technology processes along with assembly and test capability and reliability/quality testing. Our manufacturing facilities house sophisticated semi-conductor processing equipment, such as epitaxy reactors, metal deposition systems, photolithography, etching, analytical measurement and control equipment. Our assembly and test facilities include specialized automated assembly equipment, temperature and humidity control and reliability and testing facilities.

Competition

        We believe that our principal competitors are the major suppliers of optical components and modules, including both vendors selling to third parties and "captive" organizations within large telecommunication equipment manufacturers. Specifically, we believe that we compete against two main categories of competitors:

  •
  broad-based merchant suppliers of components, principally JDS Uniphase and Triquent; and

  •
  the fibre-optic components organizations of integrated equipment manufacturers, such as Fujitsu, Opnext, Corning and Alcatel.

        In addition, market leaders in industries such as semiconductor and data communications, who may have significantly more resources than we do, may in the future enter our market with competing products.

Properties

        We lease our corporate headquarters and manufacturing facility of approximately 140,000 square feet in aggregate in Abingdon, England, pursuant to four leases, all of which expire in 2007. We own the 183,000 square foot facility in Caswell, England, which includes wafer fabrication, assembly and test, manufacturing support functions and research and development capabilities as well as office space. Our facility in Paignton, England, is approximately 240,000 square feet of manufacturing space incorporating clean room, assembly and test and supporting laboratory, office and storage space. We lease, pursuant to a transitional lease from Nortel Networks, our facility of approximately 75,000 square feet in Ottawa, Canada, which is principally manufacturing space incorporating clean room wafer fabrication and supporting research and development. Our facility in Zurich, Switzerland, is approximately 124,000 square feet comprising office space and manufacturing, including clean room wafer fabrication and production laboratories.

Revenue Trends

        In 2002, following our acquisition of the acquired Nortel Network businesses, we changed the way in which we break out our revenue by geographic market destination. We previously included sales to European Union countries and Canada in the "rest of world" category and considered sales to the United States in a separate category. We now include sales to the United States and Canada in a new "North America" category, and have created a separate category for sales to European Union countries, except the United Kingdom. In addition, our previously reported 2000 and 2001 revenue has been re-allocated among the new categories, as illustrated in the following table:

	Year ended December 31
	2002	2002	2001	2000
	(in thousands)
Revenues:
United Kingdom	$34,250	£21,273	£13,306	£20,474
North America	17,087	10,613	3,095	5,235
European Union (except U.K.)	3,821	2,373	375	415
Japan	95	59	3,862	24
Rest of World	458	285	1,283	153

Total Revenues	$55,711	£34,603	£21,921	£26,301

Item 5:    Operating and Financial Review and Prospects

Introduction

        The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements, including the related notes, and other financial information included elsewhere in this Form 20-F. Except for the historical information contained herein, the following discussion contains forward-looking statements that involve risks, uncertainties and assumptions such as statements of our plans, objectives, expectations and intentions. We generally use words such as "believes", "intends", "expects", "anticipates", "plans", and similar expressions to identify forward-looking statements. The cautionary statements made in this Form 20-F should be read as being applicable to all related forward-looking statements wherever they appear in this document. Our actual results, levels of activity, performance, achievements and prospects could differ materially from those discussed below. Factors that could cause or contribute to such differences include those discussed in "Item 3: Key Information—Risk Factors", as well as those discussed elsewhere in this Form 20-F.

        The following discussion contains certain financial measures that exclude exceptional items under U.K. GAAP. This information is intended to complement our results reported in accordance with U.K. GAAP. We have excluded exceptional items because we do not consider them in evaluating our ongoing operations. We believe that presenting financial measures exclusive of exceptional items helps identify trends in our business, and we use these measures to establish budgets and operational goals, to manage our business and evaluate our performance. Our Consolidated Financial Statements, included elsewhere in this Form 20-F, contain, for the year ended December 31, 2002, a reconciliation of these financial measures before and after inclusion of exceptional items.

Overview

        Our business has changed significantly in response to the dramatic decline in the industry over the past two years. In 2000, our business was entirely driven by our proprietary ASOC platform, which we introduced commercially in 1997, and which enables us to use silicon to build integrated fibre-optic devices. In response to market conditions, in early 2003 we announced that we would be substantially reducing the resources devoted to development of our ASOC platform by, among other things, reducing the number of employees dedicated to ASOC work from approximately 250 to approximately 50 and focusing our development efforts on a more limited number of ASOC products. We intend to continue to sell those ASOC products that are qualified and to develop the platform.

        In 2002, we redefined our business through the acquisitions of the optical components businesses of Marconi Optical Components Limited, or MOC, and Nortel Networks Corporation. The acquisition from Nortel Networks delivered a significant set of complementary products to add to our growing portfolio, along with a comprehensive set of technical skills and management experience. The products we acquired include optical amplifiers with vertically integrated pump laser chips, widely deployed 10Gb/s transceivers, and wide receiver line and transponder modules. The products we acquired from MOC permit us to expand our portfolio into the actives market, and include tunable lasers, GaAs modulators and EDFAs. We believe that the economies of scale generated by the addition of these businesses will facilitate increased cost efficiencies and enhance our competitiveness and ability to prosper.

        One of our challenges in the present economic environment is to expand our revenue base beyond the supply agreements entered into with Marconi Communications and Nortel Networks Limited as part of the acquisitions. We intend to do this by expanding our customer base to include other leading systems manufacturers who previously may not have purchased products from Marconi or Nortel Networks because they were competitors. We also intend to take advantage of the continuing consolidation in the market to gain customers whose previous suppliers have either exited the business or combined with a competitor.

        Another challenge we face is to maintain an appropriate level of development to support our products and customers while at the same time continuing our cost cutting measures in order to benefit from the economies of scale presented by the combination of our business with the businesses acquired from MOC and Nortel Networks.

        Our 2002 revenue was significantly and positively affected by revenue generated from sales to Nortel Networks Limited under the supply agreement. Revenue in the fourth quarter of 2002 was up 580% from the fourth quarter of 2001 and our revenue for 2002 was up 58% from 2001. However, any comparisons of 2002 performance against 2001 performance must be viewed in light of the fact that we have redefined our business by acquiring two other businesses, one of which was significantly larger than our business before the acquisition, substantially broadening our product range and benefiting from two supply agreements with minimum purchase commitments. Accordingly, such comparisons may not be meaningful and our past and present performance may not be indicative of our future performance. In addition, we are not yet in a position to identify any trends in our business given our very limited experience in managing the business after the acquisitions.

Application of Critical Accounting Policies

        We have adopted a number of accounting policies and methods that we use in connection with preparing our financial statements under U.K. GAAP. The application of those policies and methods in some cases depends on estimates and judgments made by our management about matters that are uncertain. The following is a brief discussion of those policies and methods used by us, for accounting periods up to and including December 31, 2002, that involve our most complex judgments and estimates. Note 1 of Notes to the Financial Statements included elsewhere in this Form 20-F includes a more technical summary of the significant accounting policies and methods used in the preparation of our Consolidated Financial Statements.

Revenue Recognition

        Almost all of our revenue is generated through the sale of products requiring formal qualification according to standardized industry guidelines. Upon successful completion of product qualification, customers will place purchase orders reflecting agreed-upon pricing, quantity, delivery dates and other terms. We recognize revenue when we ship the qualified product in accordance with the terms of a purchase order, it is accepted by the customer and we believe with a high degree of certainty that we will collect payment from the customer. In making judgments about the likelihood that we will collect payment from the customer, we consider a number of factors, including our past collection history with the customer and the customer's financial performance and condition. In specific instances where collectability may be in question, we work closely with the customer to obtain the information we need to make judgments about collectability. For example, when Marconi, our largest customer in 2002, began negotiating with its creditors on a proposed restructuring of the company, we were in close contact with management of Marconi for the purpose of assessing the collectability of invoices issued to Marconi for products purchased from us. In that case, we recognized revenue upon shipment to Marconi and we have collected payment from Marconi. We have continued to recognize revenue upon shipment to Marconi.

Accounting for Acquisitions and Goodwill

        We have accounted and will continue to account for acquisitions using the acquisition method of accounting. This accounting method requires us to allocate the consideration for the purchase to the acquired assets and liabilities on the basis of fair value at the date of acquisition. The allocation of the purchase price is highly judgmental. We determine fair value by reference to the opinions of qualified valuation experts, where such opinions were required, by considering relevant information such as the current cost of similar assets, if available, and the book value of similar assets, and by making judgments about the obsolescence of the assets, based on market conditions and the likelihood of substitute technologies becoming available.

        We are also required to write off any goodwill associated with an acquisition over the useful life of the acquired business. Goodwill is defined as the excess of the purchase price over the fair value allocated to the net assets. Our judgments as to fair value of the assets will, therefore, affect the amount of goodwill. We estimate the useful life of tangible assets acquired in any acquisition, such as plant and equipment, by considering comparable lives of similar assets, past history, the intended use of the assets and the condition of the assets. In estimating the useful life of the acquired business, we consider the products, technology and assets of the acquired business relative to our business strategy and the likelihood of obsolescence of the assets. We also review and consider the useful life chosen by other companies in comparable transactions. For example, in connection with accounting for our acquisition from Nortel Networks, we estimated a useful life of ten years based on our judgment that the businesses we acquired from Nortel Networks re-defined our business, form the core of our strategy going forward and we foresee no substitutes for our core business.

Impairment of Intangible and Tangible Fixed Assets

        We periodically evaluate acquired businesses, intangible assets, product lines and our fixed asset base for potential impairment of their recorded value. Our judgments are based on market conditions (including future demand and potential product obsolescence), legal factors and operational performance of the assets. We impaired intangible and tangible fixed assets significantly in the years ended December 31, 2001 and 2002. In 2002 we impaired the assets (primarily plant and equipment) related to our ASOC product line as demand for those products fell significantly and our ability to generate cashflow to recover the recorded value of those assets became highly unlikely. Future events could cause us to conclude that impairment indicators exist and that goodwill associated with our acquired businesses and our tangible fixed assets are impaired. Any resulting impairment loss could have a material adverse impact on our reported results of operations.

Inventory Valuation

        In general, our inventory is valued at the cost to acquire or manufacture our products less reserves for the inventory that we believe could prove to be unsaleable. The manufacturing cost will include the cost of the components purchased to produce our products, and related labor and overhead. On a monthly basis, we review our inventory to determine if we believe it is saleable. Products may be unsaleable because they are technically obsolete due to substitute products or specification changes or because we have an excessive amount of inventory relative to customer forecasts. We currently reserve for inventory using methods that take those factors into account. In addition, if we find that the cost is greater than the selling price we will write the inventory down to the selling price less the cost to complete and sell the product.

Results of Operations for Fiscal Years Ended December 31, 2002, 2001 and 2000

Revenues

        Revenues increased from 2001 to 2002 by 58% from £21.9 million to £34.6 million ($55.7 million), and decreased from 2000 to 2001 by 13% from £25.2 million to £21.9 million. The increase in 2002 was primarily the result of sales to Nortel Networks Limited from the acquired Nortel Networks businesses, whereas the decrease in 2001 was due to the overall decline in demand in the optical components industry during the year. Substantially all of our revenues are generated from the sale of our optical component products. In the past, a portion of our revenues was generated from development contracts. For example, we generated £1.1 million from development contracts in 2000 but negligible revenue in 2002. This decline is the result of our strategic focus on product sales rather than development contracts.

Cost of sales

        Our cost of sales consists of the costs associated with manufacturing our products, and includes the purchase of raw materials, labor and related overhead. It also includes the costs associated with underutilized production facilities and resources, or overhead, as well as the charges for the write-down of impaired manufacturing assets or restructuring related costs which are considered exceptional items and are discussed below under the heading "Exceptional Items". Charges for inventory obsolescence, the cost of product returns and warranty costs are also included in cost of sales. Costs and expenses of the manufacturing resources which relate to the development of new products are included in research and development. Our cost of sales (excluding exceptional items) increased significantly from £30.2 million in 2001 to £52.7 million ($84.8 million) in 2002. This increase was due to the costs of the acquisitions from MOC and Nortel Networks and, to a lesser degree, the higher direct product costs related to higher revenues. In 2001, our cost of sales, before exceptional items, was £30.2 million, which represented a 5% decrease over 2000 cost of sales due to our efforts in 2001 to reduce our fixed manufacturing overhead costs in view of changed market conditions and deteriorating customer demand.

Gross Profit/Loss

        Gross profit or loss consists of net revenues less cost of revenues and gross margin is the gross loss as a percentage of revenue. In 2002, our gross loss was £39.6 million ($63.8 million). Our 2002 gross loss excluding exceptional items described under the heading "Exceptional Items" below, was £18.1 million ($29.1 million), or 52% of revenues, compared with gross loss of £8.3 million, or 38% of revenues, in 2001 and a gross loss of £5.5 million, or 21% of revenues, in 2000, all excluding exceptional items. The impact of a high fixed cost base from the acquisitions from MOC and Nortel Networks was the primary factor for the higher gross loss and gross margin loss in 2002 over 2001. The higher gross loss and gross margin loss in 2001 over 2000 was the result of the higher fixed costs of our capacity expansion in 2000, which became significantly underutilized in 2001 and which we shut down in 2002. Gross loss in 2000 was primarily due to the impact of start-up costs relating to new products.

Research and Development Expenses

        Research and development costs excluding exceptional items decreased in 2002 from £38.1 million in 2001 to £33.5 million ($53.9 million) in 2002, principally as a result of our continued cost cutting measures. Those costs increased from £17.4 million in 2000 to £38.1 million in 2001 as a result of our continued dedication of significant resources to developing our technology, with particular focus in 2001 on DWDM products. In 2000, spending on research and development represented 66% of total net revenues; in 2001, it represented 174% of total net revenues; and in 2002, it represented 97% of total net revenues. Research and development spending as a proportion of revenues has generally been much larger than that of comparable-sized companies in our industry, and often similar, in terms of total spending, to that of much larger companies. We continue to view research and development as a principal strategic investment but have taken significant restructuring actions to minimize our research and development expenses.

National Insurance Expense

        We provide for National Insurance expense (the U.K. equivalent of U.S. social security taxes) at a current rate of 11.9% on the gain on exercise of certain stock options granted between April 5, 1999 and November 14, 2000 under plans that have not been approved by the U.K. Inland Revenue. As permitted by applicable U.K. legislation, our employees will be responsible for the National Insurance liability with respect to such unapproved options granted after November 14, 2000. In addition, in accordance with legislation introduced in 2001, certain options that had an exercise price in excess of the market price of our ordinary shares on November 7, 2000, will not give rise to any future National Insurance liability.

Selling, General and Administrative Expenses

        Selling, general and administrative costs, excluding exceptional items, increased 27% from £14.7 million in 2000 and 18% from £15.8 million in 2001 to £18.6 million ($29.9 million) in 2002. The increase in expenses in 2002 over the two prior years was due to the inclusion of the operations of the acquired Nortel Networks businesses in the fourth quarter of 2002, partially offset by the continuing process of cost reduction efforts throughout 2001 and 2002.

Exceptional Items

        In 2002, we incurred exceptional items under U.K. GAAP in the amount of £36.7 million ($59.1 million). Of these charges, £29.3 million ($47.2 million) related to our decision to significantly reduce our efforts on the ASOC product line, and included £25.1 million ($40.4 million) for the impairment of equipment used in our ASOC product line, £1.2 million ($1.9 million) for inventory and £3.0 million ($4.8 million) for purchase commitments. Also included in exceptional items in 2002 was £5.1 million ($8.2 million) related to the closure of our Maryland and Swindon sites, which had been manufacturing ASOC products. In 2001, we had exceptional items in the amount of £62.8 million. Of this amount, £22.3 million was due to the write-off of goodwill and other intangibles related to our acquisition in 2001 of Measurement Microsystems, as the result of our later decision to discontinue development efforts and close the operation. We also wrote down £28.9 million of facilities and equipment considered excess and took £4.7 million provisions for excess inventory and purchasing commitments.

Net Interest Income

        Interest income net of interest expenses declined to £5.3 million ($8.5 million) in 2002 from £10.9 million in 2001 as a result of increased expenditures and lower interest rates. Interest income was £9.6 million in 2000 and the increase in 2001 was a result of cash surpluses raised in our public offerings, which were invested in interest-bearing money market deposits.

Provision for Income Taxes

        We have incurred substantial losses to date and expect to incur additional losses in the future. Due to the uncertainty surrounding the realization of the benefits of the net loss carry-forward, a full valuation allowance has been placed against the otherwise recognizable deferred tax assets of £75.7 million ($121.9 million) at December 31, 2002. No income tax benefit has been recorded in any of the five fiscal years ended December 31, 2002. As our business develops globally we may incur local tax charges which we are unable to offset.

Net Loss

        Our net loss for 2002 under U.K. GAAP was £101.4 million ($163.3 million), representing a decrease from our 2001 net loss of £113.2 million. Our net loss for 2001 represented a substantial increase over the 2000 net loss of £29.1 million. A large part of the losses in 2002 and 2001 was due to exceptional items, described above, in the amount £36.7 million ($59.1 million) and £62.8 million, respectively, without which the 2002 and 2001 losses would have been £64.7 million ($104.2 million) and £50.4 million, respectively.

Liquidity, Capital Resources and Contractual Obligations

Liquidity and Capital Resources

Operating activities

        Net cash used in operating activities in 2002 was £61.7 million ($99.3 million). This resulted primarily from the loss from operations of £106.7 million (£171.8 million) offset by non-cash impairment charges, depreciation, and amortization expenses of £38.7 million ($62.3 million) and a £5.9 million ($9.5 million) decrease in working capital. The working capital decrease was primarily the result of the acquisition from Nortel Networks, which resulted in increases in both the levels of accounts receivable and accounts payable, partially being offset by a decrease in the levels of acquired inventory.

        Net cash used in operating activities in 2001 was £44.4 million. This resulted primarily from the loss from operations of £124.2 million offset by the non-cash impairment charges, depreciation and amortization expenses of £66.2 million and a £5.9 million increase in working capital. The working capital decrease was the result of lower accounts receivable of £8.2 million and lower inventory of £4.4 million primarily relating to revenue declining throughout 2001.

        Net cash used in operating activities in 2000 was £38.2 million. This resulted primarily from the loss from operations of £38.6 million and an increase in working capital of £5.6 million, offset by non-cash expenses for depreciation and amortization of £4.6 million and non-employee options expense of £1.4 million. The working capital increase was the result of higher accounts receivable of £10.5 million and inventory of £6.2 million, offset by higher accounts payable of £9.7 million. The accounts receivable and inventory both increased with our revenue in 2000 while the accounts payable balance increased as we built up our inventory and capital expenditures.

Return on investments

        Return on investments represents net interest, which is the difference between interest received on our cash and interest paid on our debts. It has declined over the three year period from £9.8 million in 2000 to £11.1 million in 2001 and £5.3 million ($8.5 million) in 2002, as our cash balance has declined. Interest paid on debts has been minimal during the three year period as debts have been minimal.

Investing activities

        Capital expenditures in 2002 were £10.2 million ($16.4 million). This spending was significantly below the prior two years as we were no longer expanding capacity and spent only on areas that improved product performance, quality or capability. The principal component of our 2002 spending related to implementation of an integrated enterprise resource planning, or ERP, and factory management solution, based at our Abingdon and Caswell sites, that permits our systems to interface with the systems we acquired with the Nortel Networks businesses. In 2001 and 2000 we spent £41.6 million and £28.7 million, respectively, in capital expenditures. These expenditures were primarily to expand our production capacity and capability in our ASOC product line. We also acquired manufacturing facilities in Swindon and Columbia, Maryland, which were closed in 2002 due to the decrease in demand for optical components.

Acquisitions

        On February 1, 2002 we acquired MOC for consideration of 12,891,000 ordinary shares, valued at £15,655,000 ($25,204,550) at the time of the transaction. In exchange, we received fixed assets,

including equipment, land and buildings of £9.6 million ($15.5 million) and inventory of £7.4 million ($11.9 million). We assumed no liabilities and incurred no debt in connection with this transaction.

        On November 8, 2002, we completed the acquisition of the acquired Nortel Networks businesses for consideration valued at the time at £92,092,000 ($153 million) satisfied by the issue of 61,000,000 ordinary shares, warrants over 9,000,000 ordinary shares, loan notes in the aggregate amount of $50 million and the payment of a cash consideration of $9.2 million. In exchange, we received intangible assets valued at £7.8 million, representing the patent portfolio for the amplifiers and active devices acquired from Nortel Networks; tangible fixed assets of £32.0 million, including equipment, land and buildings; and inventory of £26.4 million. We recorded £35.4 million as goodwill, representing the excess of the net value of the assets purchased over the purchase price. As part of the transaction we assumed certain liabilities falling due within one year of £4.5 million.

Sources of cash

        In the past three years, we have funded our operations from the proceeds of our public offerings in 2000, in which we raised a total of approximately £297.4 million. As of December 31, 2002 we had £105 million ($169.1 million) in cash and equivalents, which represents our source of cash. We do not have any bank lending facilities, borrowings or lines of credit, except for the secured and unsecured loan notes we issued to affiliates of Nortel Networks in connection with the acquisition, and a loan in the principal amount of £301,000 that we assumed in connection with the Nortel Networks transaction. The loan notes are described below in "Item 10: Material Contracts".

Future cash requirements

        We anticipate spending £12 to £15 million ($19.3 to $24.2 million) in capital expenditures in 2003. Although our cash flows from operations are currently not sufficient to cover our operating expenses and capital expenditure needs, we believe that we will have sufficient capital resources from cash flows from operations, existing cash balances and the net proceeds of our initial and follow-on offerings to meet our anticipated working capital and capital expenditure requirements for at least 12 months (excluding expenditures on acquisitions). Unanticipated events and opportunities may require us to sell additional equity or debt securities. From time to time, we have engaged in discussions with third parties concerning potential acquisitions of product lines, technologies and businesses. We continue to consider potential acquisition candidates. Any of these transactions could be material in size and could involve the issuance of a significant number of new equity securities, debt, and/or the payment of substantial cash consideration. We may also be required to raise additional funds to complete any such acquisition, either through the issuance of equity securities or borrowings. If we raise additional funds or acquire businesses or technologies through the issuance of equity securities, our existing shareholders may experience significant dilution.

Risk management—foreign currency risk

        We are exposed to fluctuations in foreign currency exchange rates, interest rates and the prices of our ordinary shares and ADSs.

        As our business has grown and become increasing multinational in scope, we have become more subject to fluctuations based upon changes in the exchange rates between the currencies in which we collect revenue and pay expenses. In the future we expect that a substantial portion of our revenues will be denominated in U.S. dollars, while the majority of our expenses will continue to be denominated in pounds sterling. Fluctuations in the exchange rate between these two currencies and, to a lesser extent, other currencies in which we collect revenue and pay expenses, could affect our operating results. In addition, the loan notes we issued in connection with the acquisition from Nortel Networks are denominated in U.S. dollars. We therefore anticipate engaging in currency hedging transactions in an effort to cover any exposure to such fluctuations, and we may be required to convert currencies to meet our obligations. Under certain circumstances, hedging transactions can have an adverse effect on our financial condition.

Contractual Obligations

        Our contractual obligations at December 31, 2002, by nature of the obligation and amount due over certain periods of time, are set out in the table below. This table does not include our purchase obligations, which consist of ordinary course of business purchase orders for goods and services. There have been no material changes in the obligations set forth in the table since December 31, 2002.

		Payments Due by Period (in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt	£31,359	£30	£18,695	£12,483	£151
Capital Lease Obligations	—	—	—	—	—
Operating Leases	£2,545	£889	£169	£1,377	£110
Other Long-Term Obligations	—	—	—	—	—

Total Contractual Obligations	£33,904	£919	£18,864	£13,860	£261

Off-Balance Sheet Arrangements

        We do not have any off-balance sheet arrangements, as that term is defined in Item 5.E.2 of Form 20-F.

Recent Accounting Pronouncements

U.K. GAAP Pronouncements

        Financial Reporting Standard, or FRS, 19 "Deferred Tax" applies for the first time in fiscal 2002. It requires full provision for deferred tax, subject to certain exceptions, arising from timing differences between the recognition of gains and losses in the financial statements and for tax purposes. The adoption of FRS 19 has had no impact on us in fiscal 2002 or in prior years.

        Following the announcement by the Accounting Standards Board to defer the full implementation of FRS 17 "Retirement Benefits" to accounting periods beginning on or after January 1, 2005, we will continue to account for pensions under Statement of Standard Accounting Practice, or SSAP, 24 "Accounting for Pension Costs".

        Other than the above, the financial statements have been prepared using accounting policies unchanged from fiscal 2001.

U.S. GAAP Pronouncements

        SFAS No. 141 and SFAS No. 142.    In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. SFAS No. 141 requires intangible assets to be recognized if they arise from contractual or legal rights or are "separable", in other words, where it is feasible that they may be sold, transferred, licensed, rented, exchanged or pledged. As a result, it is likely that more intangible assets will be recognized under SFAS No. 141 than its predecessor, Accounting Principles Board, or APB, Opinion No.16 although in some instances previously recognized intangibles will be subsumed into goodwill.

        Under SFAS No. 142, goodwill will no longer be amortized on a straight-line basis over its estimated useful life, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level. A reporting unit is defined as a SFAS No. 131 operating segment or one level lower. Goodwill will no longer be allocated to other long-lived assets for impairment testing under SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. Additionally, goodwill on equity method investments will no longer be amortized; however, it will continue to be tested for impairment in accordance with APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. Under SFAS No. 142 intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower of cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 although goodwill on business combinations consummated after July 1, 2001 will not be amortized. In addition, goodwill on prior business combinations will cease to be amortized.

        The adoption of SFAS No.141 and SFAS No. 142 has not had a material impact on our financial position or results of operations.

        SFAS No. 144.    In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". While it supersedes APB Opinion 30 "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" it retains the presentation of discontinued operations but broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. Under SFAS No. 144 there is no longer a requirement to allocate goodwill to long-lived assets to be tested for impairment. It also establishes a probability weighted cash flow estimation approach to deal with situations in which there are a range of cash flows that may be generated by the asset being tested for impairment. SFAS No. 144 also establishes criteria for determining when an asset should be treated as held for sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged.

        The adoption of SFAS No.144 has not had a material impact on our financial position or results of operations.

        In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including certain costs incurred in Restructuring). The principal difference between Statement 146 and Issue 94-3 relates to Statement 146's requirements for recognition of a liability for a cost associated with an exit or disposal activity. Statement 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost as generally defined in Issue 94-3 was recognized at the date of an entity's commitment to an exit plan. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. We will adopt the provisions of Statement 146 for exit or disposal activities that are initiated after December 31, 2002.

Item 6:    Directors, Senior Management and Employees

Executive Officers and Directors

        The following table sets forth information as of March 1, 2003, with respect to each of our executive officers and directors:

Name	Age	Position
Andrew G. Rickman(1)	42	Chairman
David Simpson(1)(2)(3)	76	Vice Chairman of the Board of Directors
Giorgio Anania	44	President, Chief Executive Officer and Director
Stephen Abely	45	Chief Financial Officer
Stephen Turley	49	Chief Commercial Officer
Liam Nagle	40	Chief Operating Officer
Michael Scott	54	Chief Technology Officer
Lori Holland(1)(2)(3)	44	Director
W. Arthur Porter(1)(2)(3)	61	Director
Jack St. Clair Kilby	79	Director
Robert J. Rickman	45	Director
Joseph Cook	51	Director

(1)
Member of the Nomination Committee.
(2)
Member of the Compensation Committee.
(3)
Member of the Audit Committee.

        Andrew G. Rickman founded Bookham Technology in 1988 and served as President and Chief Executive Officer until August 2000 when he ceased to be President and became Chairman of the Board of Directors, continuing as Chief Executive Officer. In February 2001, Dr. Giorgio Anania was appointed Chief Executive Officer and Dr. Rickman became Chairman. Prior to founding Bookham Technology, Dr. Rickman was employed by GenRad from 1984 to 1987 in applications engineering and product management, and was a consultant to GenRad from 1987 to 1988 on signal processing projects. Dr. Rickman serves as a director of several privately-held companies and holds advisory positions with a number or organizations. In 2000, HM The Queen awarded Dr. Rickman the OBE for services to the telecommunications industry. Dr. Rickman is a Chartered Engineer and holds an honours degree in Mechanical Engineering from Imperial College, London, an MBA from Cranfield University in England and a PhD in integrated optics from the University of Surrey, England. Dr. Rickman is the brother of Robert J. Rickman.

        David Simpson has served as a director of Bookham Technology since March 1995. Professor Simpson became the Vice Chairman of our Board of Directors in August 2000 and, before assuming that position, served as the Chairman of our Board. Prior to joining Bookham Technology, Professor Simpson was employed by the Gould Corporation, a manufacturer of electronic equipment and components, in Chicago, Illinois, from 1976 to 1986, serving as its President from 1980 to 1986, when he retired. Professor Simpson also serves as the Chairman of the Board of Environcom Ltd., a company in the recycling industry and as a director of several privately-held companies, including PFE Ltd., Isocom Components, Ltd., and Photonics Materials Ltd. In 1992, HM The Queen awarded Professor Simpson the CBE for services to the electronics industry. Professor Simpson has received honorary doctorates in science and technology from Heriot Watt, Abertay and Napier Universities, Scotland.

        Giorgio Anania has served as President since August 2000. In February 2001, he was also appointed Chief Executive Officer and a Director. From October 1998, when he joined Bookham Technology, until August 2000, Dr. Anania was our Senior Vice President, Sales and Marketing. Prior to joining

Bookham Technology, from 1993 to 1998, Dr. Anania was Vice President for Sales, Marketing and Business Development at Flamel Technologies, a French medical equipment company. Prior to that, Dr. Anania was employed as Strategic Marketing Manager, Telecoms, at Raychem Corporation in California, and as a strategy consultant with Booz Allen & Hamilton in New York. Dr. Anania has a BA(Hons) in Physics from Oxford University and an MA and PhD in Plasma Physics from Princeton University.

        Stephen Abely has served as Chief Financial Officer since October 2001. From August 2000 until August 2001, Mr. Abely was the Chief Financial Officer of Arescom Technology, a private broadband access equipment provider based in California. Previously, Mr. Abely was an independent consultant from May 1999 to August 2000, during which time he served as interim Chief Financial Officer for two privately-held companies. He was Chief Financial Officer, from January 1992 to April 1999, and also served as President, from June 1998 to April 1999, of StorMedia, a component supplier to the disc drive industry. Mr. Abely holds a BS in Business Administration from Northeastern University in Boston.

        Stephen Turley joined Bookham as Chief Commercial Officer in October 2001. From June 2000 to September 2001, he was Vice President, Strategic Partnerships, with Nortel Networks' High Performance Optical Component Solutions group. Previously, from September 1999 to June 2000, he was the Director, Strategic Business Development, of Nortel Networks. From September 1998 to September 1999, Dr. Turley was the Director, Marketing and Communications, of FCI, a worldwide connector company and, from June 1998 to September 1998, he held the position of Director, Industry Marketing, of Berg Components. From 1990 to 1998, Dr. Turley held various positions at Nortel Networks Optoelectronics, most recently as Director, Strategic and Business Alliances. Dr. Turley has a BA in Physics from Oxford University and a PhD in Semiconductor Laser Physics from Sheffield University.

        Liam Nagle joined Bookham as Chief Operating Officer in November 2002. Prior to joining Bookham, Mr. Nagle was employed in various capacities by Nortel Networks Corporation from 1999 to October 2002. He was the Vice President Operations Optical Components of Nortel Networks from October 2000 to October 2002, the Vice President Operations from July 1999 to October 2000 and, from April 1999 to July 1999, was the VP Operations Europe. Prior to Nortel Networks, Mr. Nagle also worked with Bay Networks, Intel and Apple Computer in various senior roles. Mr. Nagle has a CIMA accounting qualification.

        Michael Scott joined Bookham as our Chief Technology Officer in December 2002. Dr. Scott was previously employed by Nortel Networks Corporation in various capacities from October 1982 to December 2002, most recently as Vice President Technology and Product Development for the Optical Components business unit, a title he held from May 2000 to November 2002. From April 1998 to May 2000, Dr. Scott was the Vice President of Technology (Microelectronics) and, from April 1996 to March 1998, he served as Assistant Vice President of Hardware Technology. Dr. Scott has a Bachelors degree and a PhD in Material Science from the University of Cambridge.

        Lori Holland has served as a director of Bookham Technology since April 1999. Ms. Holland is currently a consultant to various technology startups. Until December 2000, Ms. Holland was the Chief Financial Officer of Zaffire, Inc., a telecommunication company in California. Before that, from 1996 to December 1999, Ms. Holland also served as a consultant to various technology startups. From 1995 to 1996, she was the Vice President and Chief Financial Officer for NeoMagic Corporation. Prior to NeoMagic, Ms. Holland was the Vice President of Finance and Chief Financial Officer for Read-Rite Corporation from 1990 to 1995. Ms. Holland received a BS in Economics from California Polytechnic University.

        W. Arthur Porter has served as a director of Bookham Technology since February 1998. Dr. Porter is presently Dean of the College of Engineering and Vice President for Technology Development at the

University of Oklahoma. From 1995 to 1998, Dr. Porter was President and Chief Executive Officer of Houston Advanced Research Center. He has a PhD in Interdisciplinary Engineering from Texas A&M University, is a fellow of the Institute of Electrical and Electronics Engineers, and a recipient of its Centennial Medal for extraordinary achievement.

        Jack St. Clair Kilby has served as a director of Bookham Technology since January 2000. From 1958 to 1970, Mr. Kilby was employed by Texas Instruments, in Dallas, Texas. Mr. Kilby left Texas Instruments in 1970 to become a freelance inventor and was Professor of Electrical Engineering at Texas A&M University from 1978 to 1985. Mr. Kilby received the Nobel Prize in Physics in 2000. Mr. Kilby has also received numerous awards, notably the U.S. National Medal of Science in 1970 and is an inductee in the U.S. National Inventors Hall of Fame. Mr. Kilby holds a BS degree in Electrical Engineering from the University of Illinois, an MS degree in Electrical Engineering from the University of Wisconsin and holds more than 60 U.S. patents. Mr. Kilby is a member of the National Academy of Engineering and a Fellow of the Institute of Electrical and Electronics Engineers.

        Robert J. Rickman has served as a director of Bookham Technology since September 1994. Mr. Rickman also served as a director of Bookham Technology from November 1988 to May 1990. Mr. Rickman is a director of a number of private companies and is also on the board of Highland Timber plc. Mr. Rickman has been the Chairman of the Board of Managers of CSC LLC since February 2003 and, until March 2001, was Managing Director of TFF Limited, a New Zealand registered company. Mr. Rickman received his MA and MSc degrees from Oxford University. Mr. Rickman is the brother of Dr. Andrew G. Rickman.

        Joseph Cook became a director of Bookham Technology in February 2002. Mr. Cook is Senior Vice President of Engineering at WorldCom and has served in that position since 1999. From 1979 to 1999, he held various engineering and management positions at WorldCom. Mr. Cook is a member of the advisory boards of the University of Texas at Dallas and Oklahomo State University. Mr. Cook holds a BA and a Masters in Business Administration from Dallas Baptist University in Texas and an Associates degree in engineering from Prince George's Community College in Maryland. Mr. Cook holds a patent for narrowband optical DWDM devices.

        There is no limit on the number of years any of our directors may serve as a director. At every Annual General Meeting, any director who was elected or last re-elected at or before the Annual General Meeting held in the third calendar year before is subject to retirement by rotation. A director retiring by rotation may be re-elected at any general meeting. Our three-year retirement by rotation system for directors is required by our articles of association and may have the effect of deterring or delaying changes in our control or management. However, this effect is mitigated to the extent the Companies Act provides that a director can be removed from office at any time by a majority vote of the shareholders. Our articles of association do not require directors to retire at a specific age.

        We have letters of engagement with each of our directors, except Drs. Rickman and Anania (who have employment agreements with us). The letters of engagement may be terminated by either party on not less than six months' notice subject to our right to earlier termination in certain usual circumstances. In addition, we have a director's fee agreement with Ms. Holland, which became effective on August 1, 2002 and replaces the consulting agreement we entered into with Ms. Holland in 1998. The letters of engagement with our directors and Ms. Holland's director's fee agreement do not provide for any benefits upon termination of the individual as a director. Our employment agreements with Drs. Rickman and Anania do not provide for any benefits upon termination of employment.

Employment Agreements

        Each of Drs. Rickman, Anania, Turley and Scott and Messrs. Abely and Nagle has an employment agreement with us. These agreements describe the individual's salary, bonus and other benefits including medical and life insurance coverage, car allowance, vacation and sick days, and pension plan participation. The agreements also contain a prohibition on the use or disclosure of our confidential information, such as trade secrets, patents and customer information, for non-business purposes. There is also a non-competition clause in Drs. Rickman's and Anania's agreements prohibiting the individual from dealing with our customers or prospective customers after the individual has stopped working for us.

        Our executive officers are elected by our Board of Directors and serve at its discretion, subject generally to a three or six-month notice provision, except for Drs. Rickman and Anania, whose employment agreements provide for a one-year notice period. The agreements provide that the notice period does not apply if the officer is being terminated for cause, which is defined to include gross misconduct, conduct which our Board of Directors determines brings the individuals or us into disrepute, or a serious breach of the employment agreement. Our agreements with Drs. Rickman and Anania automatically terminate when the individual reaches age 65 and the agreements with Drs. Turley and Scott and Messrs. Abely and Nagle automatically terminate when the individual reaches age 60.

Corporate Governance

        Our Board of Directors has established an Audit Committee, a Compensation Committee and a Nomination Committee. The Audit Committee is chaired by Lori Holland and its other members are David Simpson and W. Arthur Porter. The Audit Committee, which acts pursuant to a charter, meets not less than four times annually and has responsibility for, among other things, monitoring the planning and reviewing of our annual and quarterly reports and accounts. The committee involves our auditors in that process, focusing particularly on compliance with legal requirements and accounting standards and the requirements of the U.S. Securities and Exchange Commission, the NASDAQ National Market and the United Kingdom Financial Services Authority, and reviews the effectiveness of our systems of internal financial controls. It also advises the Board of Directors on the appointment and remuneration of our auditors for both audit and non-audit services. The ultimate responsibility for reviewing and approving our annual and quarterly reports and accounts remains with our Board of Directors.

        The Compensation Committee is chaired by W. Arthur Porter and its other members are David Simpson and Lori Holland. This committee determines, pursuant to its charter, our policy on compensation of executive officers and specific remuneration packages for each of the executive directors, including pension benefits.

        The Nomination Committee is responsible for nominating candidates to fill Board vacancies and for making recommendations on Board composition and balance. This committee is chaired by Andrew G. Rickman and its other members are Lori Holland, David Simpson and W. Arthur Porter.

Compensation of Executive Officers and Directors

        The aggregate cash compensation, including salary, fees, bonuses and cash benefits, paid to our executive officers and directors as a group for the year ended December 31, 2002 was £1,050,598 ($1,691,463). The aggregate amount paid in the year ended December 31, 2002 to provide benefits in kind, including medical insurance, and pension contributions for our executive officers and directors as a group was £104,082 ($167,573). In the year ended December 31, 2002, a total of 2,482,360 options were granted to our executive officers and directors, at exercise prices ranging from £0.78 to £1.22 per share and expiration dates ranging from February 8, 2012 to November 14, 2012. Our executive directors do not receive any additional compensation for their services as members of our Board of Directors but are reimbursed for their reasonable out-of-pocket expenses incurred in attending meetings of our Board of Directors.

        The following table sets out the compensation, excluding share options, paid to or accrued on behalf of our directors for the year ended December 31, 2002:

Name	Salary, Fees, Cash Benefits	Bonus	Benefits In Kind	Pension Contributions	Total 2002		Total 2001
	(in thousands)
Andrew G. Rickman	£166.7	£11.3	£16.7	£21.7	$348.4	£216.4	£274
David Simpson	£6.5	—	—	—	$10.5	£6.5	£7
Giorgio Anania	£189.8	£172.0	£10.9	£15.9	$625.6	£388.6	£237
Lori Holland(1)	£16.9	—	—	—	$27.2	£16.9	£6
W. Arthur Porter	£6.5	—	—	—	$10.5	£6.5	£6
Jack St. Clair Kilby	£5.6	—	—	—	$9.0	£5.6	£6
Robert J. Rickman	£6.5	—	—	—	$10.5	£6.5	£6
Joseph Cook	£1.9	—	—	—	$3.0	£1.9	£6

(1)
Payments made to Ms. Holland pursuant to her director's fee agreement with us are included in these figures. Payments made to Ms. Holland pursuant to her consulting agreement with us are not included in these figures. For the terms of and payments under the consulting agreement, see "Item 7: Major Shareholders and Related Party Transactions".

        Our executive directors and executive officers participate in a bonus scheme. The Compensation Committee agrees the bonus amounts and the performance criteria with each participant at the beginning of each fiscal year. The criteria include achievement of budgeted profits and revenue growth. Dr. Anania's bonus is capped at 100% of his base salary and bonus amounts for other participants in the scheme are capped at a percentage of base salary ranging from 15% to 50%, depending on the position of the participant within our organization.

Share Ownership and Option Information

        The following table sets forth the number and percent of our ordinary shares held by each executive officer and director, and the grant date, exercise price, expiration date and number of ordinary shares subject to options held by each such officer and director, as of March 1, 2003. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, to our knowledge the individuals named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The number of shares outstanding includes the ordinary shares underlying options held by such shareholder that are exercisable within 60 days of March 1, 2003. Percentage of beneficial ownership is based on 204,950,872 ordinary shares outstanding at March 1, 2003.

Name	Number of Shares Held	Percentage	Number of Shares Attributable to Exercisable Options	Shares Underlying Options Granted		Exercise Price (£)(1)	Date of Grant	Expiration Date
Andrew G. Rickman(2)	27,673,809	13.50	0	n/a		n/a	n/a	n/a
David Simpson	922,649	*	486,088	333,600		0.847	04/15/98	04/15/08
				76,110		1.200	06/18/99	06/18/09
				64,378		3.230	04/30/01	04/30/11
				12,000		0.790	06/12/02	06/12/12
Giorgio Anania	1,662,804	*	1,425,174	280,000		1.083	09/07/98	09/07/08
				180,000	(4)	1.200	03/24/99	03/24/09
				600,000		1.200	04/02/99	04/02/09
				180,000		10.000	03/13/00	03/13/10
				1,000,000		1.710	08/03/01	08/03/11
				224,000		1.220	02/08/02	02/08/12
				1,207,360	(4)	0.780	11/14/02	11/14/12
Lori Holland	408,826	*	408,826	256,338		1.083	01/20/99	01/20/09
				76,110		1.200	06/18/99	06/18/09
				64,378		3.230	04/30/01	04/30/11
				12,000		0.790	06/12/02	06/12/12
Stephen Abely	—	*	—	—		—	—	—
Stephen Turley	—	*	—	—		—	—	—
Liam Nagle	—	*	—	—		—	—	—
Michael Scott	—	*	—	—		—	—	—
W. Arthur Porter	319,613	*	319,613	243,235		0.847	04/15/98	04/15/08
				64,378		3.230	04/30/01	04/30/11
				12,000		0.790	06/12/02	06/12/12
Jack St. Clair Kilby	128,346	*	128,346	76,110		4.322	01/31/00	01/31/10
				40,236		3.230	04/30/01	04/30/11
				12,000		0.790	06/12/02	06/12/12
Robert J. Rickman(3)	1,301,366	*	152,488	76,110		1.200	06/18/99	06/18/09
				64,378		3.230	04/30/01	04/30/11
				12,000		0.790	06/12/02	06/12/12
Joseph Cook	0	—	n/a	n/a		n/a	n/a	n/a

*
Less than 1%.
(1)
The exercise price of certain options is denominated in U.S. dollars. Such amounts have been converted to pounds sterling based on the exchange rate at the date of grant.

(2)
Includes 9,000,000 ordinary shares held by the Rickman 1998 Accumulation and Maintenance Settlement Trust, of which Andrew G. Rickman is a trustee.
(3)
Includes 999,000 ordinary shares held by Marion Rickman, the wife of Robert J. Rickman.
(4)
The dates on which these options vest and become exercisable depends upon completion of certain performance criteria.

Employees

        As of December 31, 2002, we employed 1,945 persons, including 374 in research and development, 1,383 in manufacturing, 64 in sales and marketing, and 124 in finance and administration. Of those employees, 413 were based in our Abingdon headquarters, 346 were based in Caswell, 791 were based in Paignton, 273 were based in Canada, 104 were based in Switzerland and 18 were based in the United States. We also had, at December 31, 2002, sales representatives in Paris (1), Tokyo (3), China (2), and Italy (1). Our headcount increased significantly during 2002 from 643 at December 31, 2001 to 1,945 at December 31, 2002. This increase, which was partially offset by planned employee reductions, was primarily due to employees who transferred to us in connection with the MOC acquisition and the acquisition from Nortel Networks. None of our employees are subject to collective bargaining agreements. We believe that our relations with our employees are good.

        The following tables indicate the average number of our employees during each of the last three fiscal years, broken down geographically and by activity:

Geographic Region	2002	2001	2000
United Kingdom	944	722	605
USA	40	36	6
Rest of World	67	20	4

Total	1,051	778	615

Activity
Research and development	283	266	169
Sales and marketing	55	48	33
Manufacturing	635	387	348
Finance and Administration	78	77	65

Total	1,051	778	615

Employee Share Schemes

        Our Board of Directors and shareholders have approved several share schemes under which eligible employees and directors may obtain share options. The main features of these plans are summarised below.

2001 Approved Employee Share Option Scheme

        The 2001 Approved Employee Share Option Scheme was adopted in March 2000 and approved by the U.K. Inland Revenue in 2001. Our executive directors and employees, including the employees of our subsidiaries, are eligible to participate in this scheme. We may grant options to those eligible employees selected by the Compensation Committee. Options may be subject to performance criteria. The option price is the market value of the shares on the date of grant. Options are normally exercisable, subject to any performance condition being satisfied, between the third and tenth anniversaries of grant. No option may be exercisable more than ten years after its grant. As of December 31, 2002 there were no options outstanding under this scheme.

2001 Approved Sharesave Scheme

        Our Board of Directors and shareholders approved this scheme in 2000 and it was approved by the U.K. Inland Revenue in 2001. All of our employees and full-time directors and those of our subsidiaries with five years service (or such shorter period as the directors may determine) are eligible to participate in this scheme. Our Board of Directors may also offer participation to our other employees and directors at its discretion. All options issued under this plan must be linked to a contractual savings scheme entered into by each participant. Participants may currently save between £10.00 and £250.00 per month and the savings contract requires either 36 or 60 monthly contributions by payroll deduction.

        Options will not normally be exercisable for three or five years, and may be exercised only with an amount not exceeding the available proceeds of the savings contract. The exercise price is determined by the Board not later than the date of grant of an option and shall not in any event be less than the higher of the nominal value of a share and 85% of the mid-market price on the day preceding the date on which invitations to apply for options are issued. At December 31, 2002, there were options to purchase 722,785 ordinary shares outstanding under this scheme.

1998 Employee Share Option Scheme

        Our 1998 Employee Share Option Scheme was adopted by the Board of Directors and the shareholders in September 1998 and has not been approved by the U.K. Inland Revenue. Unless terminated sooner, the 1998 scheme will terminate in 2008. The rules of the scheme provide for the grant of options and performance related options to our and our subsidiaries' employees, officers, directors or consultants. The Board of Directors may impose conditions or limitations on the exercise of any performance options granted under the 1998 plan, provided that those conditions or limitations relate to the performance of the option holder in connection with his or her employment or our financial condition.

        Options granted under the 1998 scheme must generally be exercised within three months after the end of the option holder's status as an employee, officer, director or consultant, provided that the option was exercisable when the option holder ceased to be an employee, officer, director or consultant. If an option holder is terminated for cause, the option holder's options will immediately be cancelled. In the event that an option holder dies or becomes disabled, the option holder's estate or representative, or the option holder in the case of disablement, has one year to exercise any options that were exercisable on the date of death or disability. In any case, no options may be exercised after they have expired. Options granted under the 1998 scheme may not be transferred, assigned, pledged or charged. If an option holder purports to transfer, assign, or charge any options, they are automatically cancelled. As of December 31, 2002, options to purchase 20,460,658 ordinary shares were outstanding under this scheme.

1995 Employee Share Option Scheme

        Our 1995 Employee Share Option Scheme was approved by the Board of Directors and the shareholders in July 1995 and has not been approved by the U.K. Inland Revenue. Options were issued under the 1995 scheme until September 29, 1998, when the Board of Directors decided not to issue any further options under this scheme. Options previously granted under the 1995 scheme, however, continue to be valid and governed by the rules. As of December 31, 2002 options to purchase 695,735 ordinary shares were outstanding under this scheme.

Employee Stock Purchase Plan

        The Employee Stock Purchase Plan, or ESPP, was adopted in June 2002 and enables our U.S. employees to purchase our ordinary shares in the form of American Depositary Shares, or "ADSs". All of our U.S. employees, and any U.S. employees of any other subsidiary chosen by the board are eligible to participate in the ESPP. Options granted under the plan may be exercised at the expiration of the purchase period relevant to that option. The length of the purchase period is currently 12 months. Unless the participant notifies the Board to the contrary, options will be deemed to be exercised at the expiry of the relevant purchase period. During the purchase period, participants must agree to make regular savings which, following exercise of the option, will be used to meet the purchase price for the ADSs. Participants may save between $15 and the maximum sum necessary to purchase the maximum number of ADSs per pay period. The participant's employer will make appropriate deductions from salary. The option exercise price will be set at 85% of the closing price of our ADSs, which are quoted on the NASDAQ National Market, on the first day of the relevant purchase period. As of December 31, 2002, no ADSs had been purchased, and there were no options outstanding, under this plan.

Limitation on Shares Issued

        On June 12, 2002, our shareholders adopted resolutions that have the effect of capping the number of shares which may be issued pursuant to the 2001 Approved Employee Share Option Scheme, the 2001 Approved Sharesave Scheme, the 1998 Employee Share Option Scheme, the Employee Stock Purchase Plan, and any other employee share scheme to be established by us, at an amount equal to 10% of our issued ordinary share capital within any ten year period, not counting for purposes of this limit any shares subject to options or rights granted before April 18, 2000, the date of our initial public offering.

Item 7:    Major Shareholders and Related Party Transactions

Major Shareholders

        The following table contains information with respect to each shareholder known by us to own, of record or beneficially, 3% or more of our ordinary shares as of March 1, 2003, based on 204,950,872 shares outstanding as of that date:

	Shares Owned
Name of Shareholder
	Number	Percent
Nortel Networks Corporation(1)	61,464,767	29.99
Andrew G. Rickman(2)	27,673,809	13.50
Nichola Rickman(3)	27,673,809	13.50
AMVESCAP(4)	22,032,596	10.75
Marconi Optical Components Limited	12,891,000	6.28
BNY (Nominees) Limited(5)	11,343,901	5.53
Rickman 1998 Accumulation and Maintenance Settlement Trust	9,000,000	4.39

(1)
These shares are held by the following direct or indirect wholly-owned subsidiaries of Nortel Networks Corporation in the following amounts: Nortel Networks Optical Components Limited, or NNOCL (37,675,352), and Nortel Networks Limited (23,789,415). These shares are subject to certain restrictions on voting. Includes 464,767 ordinary shares underlying warrants over 9,000,000 ordinary shares issued to NNOCL in connection with our acquisition of the acquired Nortel Networks businesses in November 2002. The warrants are immediately exercisable but the terms of the warrants prohibit their exercise to the extent such exercise would result in Nortel Networks and persons acting in concert with Nortel Networks holding 30% or more of our then-issued and outstanding ordinary shares. See "Item 10: Material Contracts".
(2)
Includes 9,000,000 ordinary shares held by the Rickman 1998 Accumulation and Maintenance Settlement Trust, of which Andrew G. Rickman is a trustee.

(3)
Includes 18,673,809 ordinary shares held by Andrew G. Rickman, the husband of Nichola Rickman, and 9,000,000 ordinary shares held by the Rickman 1998 Accumulation and Maintenance Settlement Trust, of which Nichola Rickman is a trustee.
(4)
AMVESCAP is the record holder of these shares but does not have any beneficial ownership of the shares. The only 3% or greater beneficial owner within the AMVESCAP funds is Invesco Perpetual U.K. Growth Fund, which owns 8,543,750 ordinary shares registered in the name of Vidacos Nominees Ltd.
(5)
BNY (Nominees) Limited is the record owner of our ordinary shares represented by ADSs.

        The percentage ownership of several of our major shareholders has changed since our initial public offering in April 2000 as a result of sales by these shareholders in conjunction with our initial public offering or our follow-on offering in September 2000 or sales made after our follow-on offering. In particular, Volendam Investeringen N.V., which was one of our 3% shareholders at the time of our initial public offering, sold 360,000 shares, or 12.25% of its holdings, in that offering and is no longer a holder of 3% or more of our shares. In addition, 3i Group plc sold 3,173,913 shares, or 40.42% of its holdings, and Scientific-Atlanta Strategic Investments, LLC sold 1,826,087 shares, or 30.43% of its holdings, in our follow-on offering. 3i Group and Scientific-Atlanta are no longer 3% shareholders. Celtic House Investment Partners Limited sold 434,783 shares in our follow-on offering and, as a result, ceased to be a 3% shareholder. Finally, Intel Corporation, which held 4.8% of our shares following our initial public offering and 4.5% after our follow-on offering, and Cisco Systems, Inc., which held 4.8% of our shares following our initial public offering and 4.5% after our follow-on offering, have since reduced their holdings to below 3% of our shares outstanding as of March 1, 2003. Morley Fund Management Limited, a subsidiary of CGNU plc, has at times over the past three years held more than 3% of our shares and is no longer a 3% shareholder. In February 2002, we issued 12,891,000 shares, comprising 9.9% of our outstanding shares at the time and 6.28% as of March 1, 2003, to Marconi Optical Components Limited in connection with the MOC acquisition. In November 2002, we issued 61,000,000 shares, comprising 29.78% of our outstanding shares at the time and 29.76% as of March 1, 2003, to Nortel Networks Corporation or its affiliates as consideration for the acquired Nortel Networks businesses.

        As of March 1, 2003, we had approximately 90 record holders in the United States who held approximately 5.5% of our outstanding shares in the form of ordinary shares or ADSs.

        We are not owned or controlled by any corporation or foreign government.

Related Party Transactions

        On September 30, 2002, we entered into a director's fee agreement with Lori Holland, one of our directors and the Chair of our Audit Committee. That agreement, which became effective as of August 1, 2002, provides that Ms. Holland will serve both as a member and Chair of our Audit Committee. Ms. Holland's fees under this agreement are $40,000 per year. The director's fee agreement replaces our 1998 consulting agreement with Ms. Holland, which has been terminated. In 2002, Ms. Holland was paid $36,750 under the consulting agreement.

        In connection with the MOC acquisition in February 2002, we entered into a non-exclusive supply agreement with Marconi Communications, Inc., a wholly-owned subsidiary of Marconi plc, under which Marconi Communications will purchase a minimum of £30 million ($48.3 million) of components from us over an eighteen-month period beginning in February 2002. Marconi Communications, Inc. is an affiliate of Marconi Optical Components Limited. In February 2003, we and Marconi Communications agreed to amend the supply agreement to extend its term from August 1, 2003 to December 31, 2003 and to adjust the timing of the minimum purchase requirements for 2003. The aggregate minimum purchase commitments under the agreement have not changed.

Item 8:    Financial Information

        See "Item 17: Financial statements" and pages F-1 through F-40.

Litigation

        We are not currently involved in any material legal proceedings. During the last 12 months we have not been involved in any legal arbitration proceedings that have had or may have a significant effect on our financial position. We are not aware of any threatened or potential legal or arbitration proceedings which could have a significant effect on our financial position.

        On November 7, 2001, a Class Action Complaint was filed against Bookham and others in the United States District Court for the Southern District of New York. On April 19, 2002, the plaintiffs filed an Amended Class Action Complaint. The Amended Complaint names as defendants Bookham; Goldman, Sachs & Co. and FleetBoston Robertson Stephens, Inc., two of the underwriters of our initial public offering in April 2000; and Andrew G. Rickman, Stephen J. Cockrell and David Simpson, each of whom was an officer and/or director at the time of our initial public offering. The Amended Complaint asserts claims under certain provisions of the securities laws of the United States. It alleges, among other things, that the prospectus for our initial public offering was materially false and misleading in describing the compensation to be earned by the underwriters in connection with the offering, and in not disclosing certain alleged arrangements among the underwriters and initial purchasers of ordinary shares from the underwriters. The Amended Complaint seeks unspecified damages (or in the alternative rescission for those class members who no longer hold ordinary shares), costs, attorneys' fees, experts' fees, interest and other expenses. In October 2002, the individual defendants were dismissed, without prejudice, from the action. In July 2002, all defendants filed Motions to Dismiss the Amended Complaint. The motions were denied in February 2003. No responsive pleadings have been filed. We believe we have meritorious defenses and indemnification rights to the claims made in the Amended Complaint and we therefore believe that such claims will not have a material effect on our financial position.

Dividend policy

        We have never paid dividends on our share capital. We currently intend to retain future earnings, if any, to fund the development and growth of our business and do not anticipate paying cash dividends. Any payment of future dividends will be at the discretion of our Board of Directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

        Under English law, any payment of dividends would be subject to the Companies Act 1985, which requires that all dividends be approved by our Board of Directors and, in some cases, our shareholders. Moreover, under English law, we may pay dividends on our shares only out of profits available for distribution determined in accordance with the Companies Act and accounting principles generally accepted in the United Kingdom, which differ in some respects from United States generally accepted accounting principles. In the event that dividends are paid in the future, holders of our ADSs will be entitled to receive payments in U.S. dollars in respect of dividends on the underlying ordinary shares in accordance with the Deposit Agreement dated April 18, 2000, between us and The Bank of New York, as depositary.

        For information regarding the taxation of dividends under United States tax law, see "Item 10: Additional Information—Taxation—United States Federal Income Tax Consequences".

Item 9:    The Offer and Listing

        Our ordinary shares have been quoted on the Official List of the United Kingdom Listing Authority under the symbol "BHM" and our ADSs have been quoted on the NASDAQ National Market under the symbol "BKHM" since April 11, 2000. Each ADS represents one ordinary share. The following table sets forth information regarding the high and low market prices of our ordinary shares and ADSs for various time periods since the date of the offering:

	Per ordinary share		Per ADS
	High	Low	High	Low
	(£)	(£)	($)	($)
Year Ended
2000 (from April 11, 2000)	53.02	8.79	79.81	12.44
2001	14.89	0.79	22.56	1.18
2002	1.85	0.40	2.62	0.64
Quarter Ended
March 31, 2001	14.89	3.20	22.56	4.44
July 1, 2001	4.74	2.05	6.79	2.88
September 30, 2001	2.11	0.79	2.90	1.18
December 31, 2001	1.93	0.84	2.83	1.18
March 31, 2002	1.80	0.96	2.57	1.36
July 1, 2002	1.14	0.68	1.55	0.95
September 30, 2002	0.83	0.43	1.35	0.65
December 31, 2002	0.95	0.40	1.55	0.64
Month Ended
September 30, 2002	0.68	0.43	1.05	0.65
October 31, 2002	0.82	0.40	1.26	0.64
November 30, 2002	0.95	0.72	1.55	1.12
December 31, 2002	0.95	0.65	1.49	0.96
January 31, 2003	0.87	0.74	1.37	1.01
February 28, 2003	0.85	0.75	1.29	1.19

Item 10:    Additional Information

Memorandum and Articles of Association

        A description of the material rights of holders of our ordinary shares under English law and the material provisions of our Memorandum and Articles of Association may be found in Amendment No. 1 to our registration statement on Form F-1 dated and filed with the Securities and Exchange Commission on September 19, 2000, under the headings "Description of Share Capital" and "Description of American Depositary Receipts". Our Memorandum and Articles of Association were filed as exhibits to that registration statement and our Memorandum of Association is incorporated herein by reference. In connection with our acquisition from Nortel Networks in November 2002, we amended our Articles of Association to add certain provisions related to the voting of shares by Nortel Networks. The Articles of Association, as amended, are included as an exhibit to this Form 20-F.

        The purpose of the amendment to our Articles of Association was to reflect our agreement with Nortel Networks that it would abstain from voting its shares except in certain limited circumstances. Specifically, that amendment provides that, so long as Nortel Networks or its group members, defined as its subsidiaries or any other person of which Nortel Networks is able to exercise management control or is otherwise interested, or associates individually or collectively hold 5% or more of our issued ordinary share capital from time to time, if either Nortel Networks or any group members or associates exercise their voting rights in relation to the ordinary shares, the Chairman in his absolute discretion shall determine that: (i) on a show of hands such votes shall be counted as having abstained and therefore not counted in determining the result of the vote; or (ii) on a poll such votes shall be counted in the same proportions as the other shareholders voting on the poll shall have voted, regardless of how Nortel Networks or the relevant Nortel Networks group members or associates shall have actually exercised their voting rights. The amendment further provides that Nortel Networks, group members or associates shall be entitled to vote on any proposed resolution the effect of which would, if passed, be to vary or suspend any rights attaching to the ordinary shares it holds or as a result of which the rights attaching to the ordinary shares held by such shareholder would become different in any respect from the rights attaching to the ordinary shares held by any other shareholder.

Material Contracts

        In November 2002, we entered into a several agreements with Nortel Networks or its affiliates in connection with our acquisition of the acquired Nortel Networks businesses. In addition to the 61,000,000 ordinary shares we issued as part of the consideration for the acquisition, we also issued warrants over 9,000,000 ordinary shares and secured and unsecured loan notes. The following is a brief description of each of these documents.

        Relationship Deed:    This agreement governs our ongoing relationship with Nortel Networks and provides, among other things, that

  •
  Nortel Networks will abstain from voting its shares for as long as it owns 5% or more of our issued and outstanding shares;

  •
  all transactions between us and Nortel Networks (or any of its group members) are made at arm's length and on a normal commercial basis;

  •
  Nortel Networks shall not exercise its voting rights to procure any variation to our Articles of Association that is contrary to anything contained in the Relationship Deed; and

  •
  Nortel Networks shall only be entitled to vote on any proposed shareholder resolution that would have the effect, if passed, of varying or suspending any rights attaching to Nortel Networks' ordinary shares or that would result in Nortel Networks' rights becoming different from the rights of other shareholders.

        Supply Agreement:    The terms of our Supply Agreement with Nortel Networks Limited, a wholly-owned subsidiary of Nortel Networks, are described elsewhere in this Form 20-F at "Item 4: Information on the Company—Principal Developments—Supply agreements".

        Warrants:    We issued to an affiliate of Nortel Networks warrants over 9,000,000 of our ordinary shares at an exercise price of 1/3p per share. The warrants are exercisable at any time until the tenth anniversary of completion (November 8, 2012) provided that no exercise is permitted if, as a result of the exercise, Nortel Networks and any person or entity acting in concert with Nortel Networks would own 30% or more of our issued and outstanding shares.

        Loan Notes:    As part of the consideration for our acquisition of the Nortel Networks businesses, we issued secured loan notes, in the aggregate amount of $30 million, and unsecured loan notes, in the aggregate amount of $20 million, to affiliates of Nortel Networks. These notes are guaranteed by a charge over the assets of our principal subsidiaries.

        The secured notes bear interest at the rate of 7% per year, which will increase by 0.25% per quarter beginning three months after issue, to a maximum of 10% per year, and will be payable in full on the third anniversary of completion, or November 8, 2005. Our obligations under these notes are secured by certain collateral, including the assets of the acquired Nortel Networks businesses (other than inventory) and certain of our capital equipment. The notes must be repaid, in whole or part, at earlier times if certain events take place, including any equity or equity-linked financing by us, the sale, transfer or other disposition of any of the collateral that secures the secured loan notes, upon a change of control of Bookham or a default on any of our material debt obligations, including the secured and unsecured loan notes. The unsecured notes bear interest at the rate of 4% per year and are payable in full on the fifth anniversary of completion, or November 8, 2007. These notes must also be repaid, in part or in full, upon the occurrence of the events described above.

        In the event that Nortel Networks Limited's purchases of optical components from us pursuant to the Supply Agreement exceed a predetermined target amount in any quarter (initially $32 million for the first four quarters from completion and $37 million for the fifth quarter) then Nortel Networks will have the option to make payment of up to 30% of any amounts it owes for such purchases in excess of the applicable target amount by surrendering an equal amount in nominal value of the secured loan notes and, if the secured loan notes are no longer outstanding, Nortel Networks has the option to make payment of up to 30% of any amounts it owes for purchases in excess of $45 million by surrendering an equal amount in nominal value of the unsecured loan notes for the five quarters following completion.

Exchange Controls and other Limitations Affecting Shareholders

        There are currently no foreign exchange control restrictions imposed by English law on the import or export of capital, including the availability of cash and cash equivalents for our use; or on our ability to pay dividends, interest or other payments to non-resident holders of our ordinary shares or ADSs; or on the conduct of our operations.

Taxation

        The following discussion summarizes the material U.S. federal income tax consequences and U.K. tax consequences of the acquisition, ownership and disposition of our ordinary shares, including shares represented by ADSs evidenced by ADRs. This summary applies to you only if you are a beneficial owner of ordinary shares or ADSs and you are for U.S. federal income tax purposes:

  •
  a citizen or resident of the United States;

  •
  a corporation, partnership or other entity created or organized under the laws of the United States or any state thereof or the District of Columbia;

  •
  a trust subject to the control of one or more U.S. persons and the primary supervision of a U.S. court; or

  •
  an estate the income of which is subject to U.S. federal income tax regardless of its source.

        This summary applies only to holders who will hold our ordinary shares or ADSs as capital assets for U.S. federal income tax purposes. This summary is based:

  •
  upon current U.K. tax law and U.S. federal tax law, and U.K. Inland Revenue and U.S. Internal Revenue Service practice as of the date of this Form 20-F;

  •
  upon the United Kingdom—United States Income Tax Convention (the Treaty) as in effect on the date of this Form 20-F and the United Kingdom—United States Convention relating to estate and gift taxes (the Estate Tax Treaty) as in effect on the date of this Form 20-F; and

  •
  in part upon representations of The Bank of New York, as depositary,

and assumes that each obligation provided for in or otherwise contemplated by the deposit agreement and any related agreement will be performed in accordance with its respective terms.

        The following summary is of a general nature and does not address all of the tax consequences that may be relevant to you in light of your particular situation. For example, this summary does not apply to U.S. expatriates, insurance companies, regulated investment companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities dealers, persons who are owners of an interest in a partnership or other pass-through entity that is a holder of ADSs or ordinary shares, holders who hold ADSs or ordinary shares as part of hedging, straddle or conversion transactions or holders who own directly, indirectly or by attribution, 10% or more of the voting power of our issued share capital and holders whose functional currency for U.S. tax purposes is not the United States dollar. In addition, the following summary of U.K. tax considerations does not, except where indicated otherwise, apply to you if:

  •
  you are resident or, in the case of an individual, resident or ordinarily resident in the United Kingdom for U.K. tax purposes;

  •
  your holding of ADSs or shares is effectively connected with a permanent establishment in the United Kingdom through which you carry on business activities or, in the case of an individual who performs independent personal services, with a fixed base situated therein; or

  •
  you are a corporation which, alone or together with one or more associated corporations, controls, directly or indirectly, 10% or more of our issued voting share capital.

        You should consult your own tax advisers as to the particular tax consequences to you under U.K., U.S. federal, state and local and other foreign laws, of the acquisition, ownership and disposition of ADSs or ordinary shares. For U.S. federal income tax purposes, holders of ADSs will be treated as owners of the underlying ordinary shares attributable thereto and the discussion of U.S. federal income tax consequences to holders of ADSs applies as well to holders of ordinary shares.

United Kingdom Tax Consequences

        United Kingdom taxation of dividends and distributions.    Under current U.K. taxation legislation, no tax will be withheld by us from cash dividend payments.

        U.S. holders of ordinary shares or ADSs will not receive any payment from the U.K. Inland Revenue in respect of any tax credit on dividends paid by us. This is because the Treaty provides for a notional U.K. withholding tax, at the rate of 15%, which exceeds the tax credit of 10% of the gross amount of the dividend (being the dividend we have paid plus the tax credit) to which an individual resident in the U.K. would have been entitled had he received the dividend.

        United Kingdom taxation of capital gains.    You will not ordinarily be liable for U.K. tax on capital gains realized on the disposal of ordinary shares or ADSs, unless, at the time of the disposal, you carry on a trade, including a profession or vocation, in the U.K. through a branch or agency and those ordinary shares or ADSs are, or have been, used, held or acquired for the purposes of that trade or branch or agency.

        A holder of ordinary shares or ADSs who is an individual and who has, on or after March 17, 1998, ceased to be resident or ordinarily resident for tax purposes in the U.K. but who again becomes resident or ordinarily resident in the U.K. within a period of less than five complete tax years and who disposes of ordinary shares or ADSs during that period may also be subject to U.K. tax on capital gains, notwithstanding that he/she is not resident or ordinarily resident in the U.K. at the time of the disposal.

        United Kingdom inheritance tax.    Subject to the discussion of the Estate Tax Treaty in the next paragraph, ordinary shares or (possibly) ADSs beneficially owned by an individual will be subject to U.K. inheritance tax on the death of the individual or, in some circumstances, if the ordinary shares or ADSs are the subject of a gift, including a transfer at less than full market value, by that individual.

Inheritance tax is not generally chargeable on gifts to individuals or on some types of settlement made more than seven years before the death of the donor. Special rules apply to ordinary shares or ADSs held in a settlement.

        An ordinary share or ADS held by an individual whose domicile is determined to be the United States for the purposes of the Estate Tax Treaty, and who is not a national of the U.K., will not be subject to U.K. inheritance tax on the individual's death or on a lifetime transfer of the ordinary share or ADS except where the ordinary share or ADS:

  •
  is part of the business property of a U.K. permanent establishment of an enterprise; or

  •
  pertains to a U.K. fixed base of an individual used for the performance of independent personal services.

        The Estate Tax Treaty generally provides a credit against U.S. federal tax liability for the amount of any tax paid in the U.K. in a case where the ordinary share or ADS is subject both to U.K. inheritance tax and to U.S. federal estate or gift tax.

        United Kingdom stamp duty and stamp duty reserve tax (SDRT).    U.K. stamp duty will (subject to specific exceptions) be payable at the rate of 1.5% (rounded up to the nearest £5) of the value of shares in registered form on any instrument pursuant to which shares are transferred:

  •
  to, or to a nominee or agent for, a person whose business is or includes the provision of clearance services; or

  •
  to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts. This would include transfers of ordinary shares in registered form to the Bank of New York, as depositary, for deposits under the ADR deposit agreement.

        SDRT, at the rate of 1.5% of the value of the ordinary shares, could also be payable in these circumstances, and on issue to such a person, but no SDRT will be payable if stamp duty equal to that SDRT liability is paid. In circumstances where stamp duty is not payable on the transfer of ordinary shares to, or to a nominee or agent for, such person (including, for example, the Bank of New York, as depositary), such as where there is no chargeable instrument, SDRT will be payable at the rate of 1.5%. In accordance with the terms of the ADR Deposit Agreement, any tax or duty payable by the Bank of New York, as depositary, on any such transfers of ordinary shares in registered form will be charged by the Bank of New York, as depositary, to the party to whom ADRs are delivered against such transfers.

        No U.K. stamp duty will be payable on the acquisition of any ADS or on any subsequent transfer of an ADS, provided that the transfer and any subsequent instrument of transfer remains at all times outside the U.K. and that the instrument of transfer is not executed in or brought into the U.K.. An agreement to transfer an ADS will not give rise to SDRT.

        Subject to some exceptions, a transfer or sale of ordinary shares in registered form will attract ad valorem U.K. stamp duty at the rate of 0.5% (rounded up to the nearest £5) of the dutiable amount, usually the cash consideration for the transfer. Generally, ad valorem stamp duty applies neither to gifts nor on a transfer from a nominee to the beneficial owner, although in cases of transfers where no ad valorem stamp duty arises, a fixed U.K. stamp duty of £5 may be payable. SDRT at a rate of 0.5% of the amount or value of the consideration for the transfer may be payable on an unconditional agreement to transfer shares. If, within six years of the date of an unconditional agreement to transfer shares, an instrument transferring the shares is executed and stamped, any SDRT paid may be repaid or, if it has not been paid the liability to pay such tax, but not necessarily interest and penalties, would be cancelled. SDRT is chargeable whether the agreement is made or effected in the U.K. or elsewhere and whether or not any party is resident or situated in any part of the U.K.

United States Federal Income Tax Consequences

        Taxation of dividends.    Subject to the discussion below under "Passive foreign investment company considerations", the gross amount of a distribution paid on an ordinary share or ADS will be a dividend for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). To the extent that a distribution exceeds our earnings and profits, it will be treated as a non-taxable return of capital to the extent of your adjusted basis in such shares and thereafter as a capital gain. Dividends paid by us generally will be treated as foreign source income and will not be eligible for the dividends-received deduction generally allowed to corporate shareholders under the U.S. federal income tax law.

        The amount of any distribution that you must include in income will equal the fair market value in U.S. dollars of the pounds sterling or other property received on the date received by you in the case of ordinary shares, or by The Bank of New York, as depositary, in the case of ADSs, based on the spot exchange rate on such date. You will have a basis in any pounds sterling distributed equal to the dollar value of pounds sterling on the date received by you, in the case of ordinary shares, or by The Bank of New York in the case of ADSs. Any gain or loss recognized upon a subsequent disposition of pounds sterling will generally be U.S. source ordinary income or loss.

        Subject to complex limitations, under the current Treaty the U.K. notional withholding tax will be treated for U.S. tax purposes as a foreign tax that may be claimed as a foreign tax credit against your U.S. federal income tax liability. For example, if you receive a $90 dividend from us and claim the benefits of the Treaty with respect to this dividend, you generally will be treated as receiving a $100 dividend and will be able to claim a $10 foreign tax credit. Dividends, if any, distributed by us will generally be categorized as "passive income" or, in the case of some holders, as "financial services income", for purposes of computing allowable foreign tax credits for U.S. tax purposes. If you claim a foreign tax credit, you should file a completed U.S. Internal Revenue Service Form 8833 with your federal income tax return for the relevant year. The rules relating to the determination of the foreign tax credit are complex and you should consult your own tax advisers to determine whether and to what extent a credit would be available. In lieu of claiming a credit, you may claim a deduction of foreign taxes paid in the taxable year. A deduction generally does not reduce U.S. tax on a dollar-for-dollar basis like a tax credit.

        Representatives of the United Kingdom and United States signed a new income tax convention on July 24, 2001, and a protocol to the new convention on July 19, 2002 (collectively, the "New Treaty"). The provisions of the New Treaty relating to dividends have not yet become effective, but it is expected that they will do so shortly. When these provisions become effective, you will generally no longer be entitled to the foreign tax credit benefits discussed above.

        Taxation of capital gains.    Upon the sale or exchange of an ordinary share or ADS, you will recognize a gain or a loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and your adjusted tax basis in the ordinary share or ADS. Subject to the discussion below under "Passive foreign investment company considerations", such gain or loss will generally be a capital gain or loss and will generally be treated as U.S. source gain or loss. If you are an individual, any such capital gain will generally be subject to U.S. federal income tax at a maximum rate of 20% if you have held the ordinary share or ADS for more than one year. If you have held the ordinary share or ADS for one year or less, any such gain will be treated as short-term capital gain, taxed as ordinary income at your marginal income tax rate. Capital losses may only be used to offset capital gains, except that U.S. individuals may deduct up to $3,000 of net capital losses against ordinary income. You should consult your own tax advisers regarding the availability of this offset.

        The surrender of ADSs in exchange for ordinary shares and the surrender of ordinary shares in exchange for ADSs will not be a taxable event for U.S. federal income tax purposes. Accordingly, you will not recognize any gain or loss upon such surrender.

        Passive foreign investment company considerations.    We believe that we will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year 2002, our current taxable year, or for future taxable years. However, an actual determination of PFIC status is factual in nature and generally cannot be made until after the close of the applicable tax year. We will be a PFIC if either:

  •
  75% or more of our gross income in a taxable year is passive income, which includes dividends, interest, royalties, rents, annuities, and some types of gains; or

  •
  the average percentage of the value of our assets that produce or are held for the production of passive income is at least 50%. The IRS has indicated that cash balances, even if held as working capital, are considered to be assets that produce passive income.

        The application of the gross income test in our particular circumstances is uncertain and could result in our classification as a PFIC even in a year in which we have substantial gross revenues from product sales. In addition, the proportion of our cash balances compared to the value of our other assets may in the future lead to us being a PFIC. We intend to use reasonable efforts to avoid PFIC status, but can give no assurance that we will be successful. If we determine that we are a PFIC, we will take all reasonable steps to notify you.

        If we were classified as a PFIC, unless you timely made one of specific available elections, a special tax regime would apply to both:

  •
  any "excess distribution", which would be your share of distributions in any year that are greater than 125% of the average annual distributions received by you in the three preceding years or your holding period, if shorter; and

  •
  any gain realized on the sale or other disposition of the ordinary shares or ADSs.

        Under this regime, any excess distribution and realized gain would be treated as ordinary income and would be subject to tax as if the excess distribution or gain had been realized rateably over your holding period for the ordinary shares or ADSs. As a result of this treatment:

  •
  the amount allocated to the taxable year in which you realize the excess distribution or gain would be taxed as ordinary income;

  •
  the amount allocated to each prior year, with certain exceptions, would be taxed as ordinary income at the highest applicable tax rate in effect for that year; and

  •
  the interest charge generally applicable to underpayments of tax would be imposed on the taxes deemed to have been payable in those previous years.

        If you own shares or ADSs in a PFIC that are treated as marketable stock, you may make a mark-to-market election. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your shares or ADSs at the end of the taxable year over your adjusted basis in your shares or ADSs. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your shares or ADSs over their fair market value at the end of the taxable year, but only to the extent of the net amount of income previously included as a result of the mark-to-market election. Your basis in the shares or ADSs will be adjusted to reflect any such income or loss amounts. Any gain realized upon disposition of your shares or ADSs will also be taxed as ordinary income.

        In addition, the special PFIC tax rules described above will not apply to you if you make a QEF election, that is, you elect to have us treated as a qualified electing fund for U.S. federal income tax purposes. If we determine that we are a PFIC, we will provide you with such information as you may require from us in order to make an effective QEF election.

        If you make a QEF election, you will be required to include in your gross income for U.S. federal income tax purposes your pro rata share of our ordinary earnings and net capital gain for each of our taxable years that we are a PFIC, regardless of whether or not you receive any distributions from us. Your basis in your ordinary shares or ADSs will be increased to reflect undistributed amounts which are included in your gross income. Distributions of previously includible income will result in a corresponding reduction of basis in the ordinary shares or ADSs and will not be taxed again as a distribution to you.

        You are urged to consult your own tax adviser concerning the potential application of the PFIC rules to your ownership and disposition of ordinary shares or ADSs.

        United States information reporting and backup withholding.    Dividend payments with respect to ordinary shares or ADSs and proceeds from the sale, exchange or redemption of ordinary shares or ADSs may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding (currently at a 30% rate). Backup withholding will generally not apply to a holder, however, if such holder furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or if such holder is otherwise exempt from backup withholding. If a holder is required to establish its exempt status, such holder generally must provide such certification on IRS Form W-9 in the case of U.S. persons and on IRS Form W-8BEN (or suitable substitute form) in the case of non-U.S. persons.

        Amounts withheld as backup withholding may be credited against a holder's U.S. federal income tax liability, and such holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

Documents on Display

        We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. These materials, including this Form 20-F and the exhibits thereto, may be read and copied at the Commission's Public Reference Room at Room 1024 Judiciary Plaza, 450 Fifth Street NW, Washington DC 20549 and its regional reference rooms. You may request copies of the materials, upon payment of a duplicating fee, by writing to the Commission. You may obtain information on the operation of the Commission's Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding issuers that file electronically with the Commission.

        We will furnish The Bank of New York, as the depositary, with copies of those reports and communications. We will also furnish to The Bank of New York in English all notices of shareholders' meetings and other reports and communications that are made generally available to our shareholders. The Bank of New York will make such notices, reports and communications available for inspection by registered holders of ADSs at its Corporate Trust office located at 101 Barclay Street, New York, New York 10286 and, upon our request, will mail to all record holders of ADSs copies of such notices, reports and other communications.

Item 11:    Quantitative and Qualitative Disclosure About Market Risk

        See "Item 5: Operating and Financial Review and Prospects" and note 26 of Notes to the Financial Statements included elsewhere in this Form 20-F.

Item 12:    Description of Securities Other Than Equity Securities

        Not applicable.

Item 13:    Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14:    Material Modifications to the Rights of Security Holders and Use of Proceeds

Material modifications to the rights of security holders

        None.

Use of proceeds

        In April 2000, we completed the initial public offering of our ordinary shares in the United Kingdom and our ADSs in the United States. The registration statement related to our initial public offering became effective on April 11, 2000 (registration number 333-11698). The net proceeds to us from our initial public offering, after deduction of underwriting discounts and commissions and offering expenses borne by us, totalled approximately £200.1 million. We have used all of these proceeds to fund capital expenditures, principally to expand our production, assembly and testing facilities, and for research and product development, strategic acquisitions, and general working capital purposes, including recruitment of new personnel. These payments were made to persons other than our directors, officers, their associates, owners of 10% or more of our share capital and our affiliates.

Item 15:    Controls and Procedures

Evaluation of disclosure controls and procedures

        Based on their evaluation of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934) as of a date within 90 days of the filing date of this Annual Report on Form 20-F, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and are operating in an effective manner.

Changes to internal controls

        There were no significant changes in our internal controls, or in other factors that could significantly affect these controls, subsequent to the date of their most recent evaluation.

Item 16A:    Audit Committee Financial Expert

        Not applicable.

Item 16B:    Code of Ethics

        Not applicable.

Item 17:    Financial Statements

        The following financial statements, together with the reports of our independent auditors and independent accountants thereon, are filed as part of this Form 20-F. Any significant changes in our business or operations since December 31, 2002 are reported in note 28 of Notes to the Financial Statements.

Index to consolidated financial statements	F-1
Report of independent auditors	F-2
Report of independent accountants	F-3
Consolidated profit and loss account	F-4
Consolidated statement of total recognised gains and losses	F-5
Consolidated balance sheet	F-6
Consolidated cash flow statement	F-7
Notes to the financial statements	F-8

Item 18:    Financial Statements

        Not applicable.

Item 19:    Exhibits

Exhibit number	Description of Exhibit
1.1	Memorandum of Association of Bookham Technology plc (previously filed as Exhibit 3.1 to Registration Statement on Form F-1, as amended (file no. 333-11698) dated April 11, 2000, and incorporated herein by reference).
1.2	Articles of Association of Bookham Technology plc, as amended through November 5, 2002.
2.1	Specimen Ordinary Share Certificate (previously filed as Exhibit 4.1 to Registration Statement on Form F-1, as amended (file no. 333-11698) dated April 11, 2000, and incorporated herein by reference).
2.2	Form of Deposit Agreement (previously filed as Exhibit 4.2 to Registration Statement on Form F-1, as amended (file no. 333-11698) dated April 11, 2000, and incorporated herein by reference).
2.3
Form of ADR Certificate (included in Exhibit 2.2) (previously filed as Exhibit 4.3 to Registration Statement on Form F-1, as amended (file no. 333-11698) dated April 11, 2000, and incorporated herein by reference).
4.1
Acquisition Agreement dated as of October 7, 2002 between Nortel Networks Corporation and Bookham Technology plc (previously filed as Exhibit 1 to Schedule 13D filed by Nortel Networks Corporation on October 17, 2002, and incorporated herein by reference).
4.2*	Letter Agreement dated November 8, 2002 between Nortel Networks Corporation and Bookham Technology plc amending the Acquisition Agreement referred to in Exhibit 4.1.
4.3*	Optical Components Supply Agreement, dated November 8, 2002, by and between Nortel Networks Limited and Bookham Technology plc.
4.4	Relationship Deed dated November 8, 2002 between Nortel Networks Corporation and Bookham Technology plc.
4.5	Registration Rights Agreement dated as of November 8, 2002 among Nortel Networks Corporation, the Nortel Subsidiaries listed on the signature pages and Bookham Technology plc.
4.6	Series A Senior Unsecured Note Due 2007, as amended to change the identity of the Lender.
4.7	Series B Senior Secured Note Due 2005, as amended to change the identity of the Lender.
4.8
Agreement relating to the Sale and Purchase of the Business of Marconi Optical Components Limited, dated December 17, 2001, among Bookham Technology plc, Marconi Optical Components Limited and Marconi Corporation plc (previously filed as Exhibit 4.1 to Annual Report on Form 20-F for the year ended December 31, 2001, and incorporated herein by reference).
4.9
Supplemental Agreement to the Agreement relating to the Sale and Purchase of the Business of Marconi Optical Components Limited, dated January 31, 2002, among Bookham Technology plc, Marconi Optical Components Limited and Marconi Corporation plc (previously filed as Exhibit 4.2 to Annual Report on Form 20-F for the year ended December 31, 2001, and incorporated herein by reference).
4.10*
Global Procurement Agreement dated February 1, 2001 between Marconi Communications, Inc. and Bookham Technology plc (previously filed as Exhibit 4.3 to Annual Report on Form 20-F for the year ended December 31, 2001, and incorporated herein by reference).

4.11*	Letter Agreement dated January 10, 2003 between Marconi Communications, Inc. and Bookham Technology plc amending the Global Procurement Agreement referred to in Exhibit 4.10.
4.12
Service Agreement dated July 23, 2001, between Bookham Technology plc and Andrew G. Rickman (previously filed as Exhibit 4.4 to Annual Report on Form 20-F for the year ended December 31, 2001, and incorporated herein by reference).
4.13
Service Agreement dated July 23, 2001 between Bookham Technology plc and Giorgio Anania (previously filed as Exhibit 4.5 to Annual Report on Form 20-F for the year ended December 31, 2001, and incorporated herein by reference).
4.14
Lease dated May 21, 1997, between Bookham Technology plc and Landsdown Estates Group Limited, with respect to 90 Milton Park, Abingdon, England (previously filed as Exhibit 10.1 to Registration Statement on Form F-1, as amended (file no. 333-11698) dated April 11, 2000, and incorporated herein by reference).
4.15	Bonus Scheme 2002 (previously filed as Exhibit 4.12 to Annual Report on Form 20-F for the year ended December 31, 2001, and incorporated herein by reference).
8.1	List of Bookham Technology plc subsidiaries.
10.1	Consent of Ernst & Young LLP.
10.2	Consent of PricewaterhouseCoopers.
10.3	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
10.4	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*
Confidential treatment requested as to certain portions, which portions have been omitted and filed separately with the Commission.

        The Registrant hereby certifies that it meets all of the requirements for filing a Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

BOOKHAM TECHNOLOGY PLC
By:	/s/ GIORGIO ANANIA Giorgio Anania President and Chief Executive Officer

Date: March 19, 2003

CERTIFICATIONS

I, Giorgio Anania, certify that:

1.
I have reviewed this annual report on Form 20-F of Bookham Technology plc;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 19, 2003

By:	/s/ GIORGIO ANANIA Giorgio Anania Chief Executive Officer

I, Stephen Abely, certify that:

1.
I have reviewed this annual report on Form 20-F of Bookham Technology plc;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 19, 2003

By:	/s/ STEPHEN ABELY Stephen Abely Chief Financial Officer

BOOKHAM TECHNOLOGY PLC

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of Bookham Technology plc

        We have audited the accompanying consolidated balance sheet of Bookham Technology plc at December 31, 2001 and 2002, and the related consolidated profit and loss account and consolidated statements of cash flows, and total recognised gains and losses for each of the two years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with United Kingdom auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bookham Technology plc at December 31, 2001 and 2002, and the consolidated results of its operations and its consolidated cash flows for each of the two years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United Kingdom which differ from those generally accepted in the United States (see Note 30 of Notes to the Financial Statements).

ERNST & YOUNG LLP

Reading, England
March 18, 2003

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of
Bookham Technology plc

        In our opinion, the consolidated profit and loss account and statement of cash flows, statement of total recognised gains and losses and reconciliation of movements in consolidated shareholders' funds for the year ended December 31, 2000 present fairly, in all material respects, the financial position, results of operations and cash flows of Bookham Technology plc and its subsidiaries at December 31, 2000, in conformity with accounting principles generally accepted in the United Kingdom which differ from those generally accepted in the United States (see Note 30 to the Financial Statements). These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. We have not audited the consolidated financial statements of Bookham Technology plc for any period subsequent to December 31, 2000.

PricewaterhouseCoopers
West London, England

March 17, 2003

BOOKHAM TECHNOLOGY PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the year ended December 31,

	Note	Before Exceptional Items	Exceptional Items (Note 3)	2002	2001	2000
		£000	£000	£000	£000	£000
Turnover(1)
Continuing operations
Ongoing		6,630	—	6,630	21,921	26,301
Acquisitions: NNOC		12,779	—	12,779	—	—
MOC		15,194	—	15,194	—	—

Group turnover	1, 2	34,603	—	34,603	21,921	26,301
Cost of sales		(52,653)	(21,549)	(74,202)	(47,534)	(31,850)

Gross loss		(18,050)	(21,549)	(39,599)	(25,613)	(5,549)
Administrative expenses
Research and development		(33,527)	(6,244)	(39,771)	(77,609)	(17,355)
National insurance on share options		—	—	—	782	(1,070)
Selling, general and administration expenses		(17,387)	(3,744)	(21,131)	(21,274)	(13,875)
Other		(1,249)	(5,126)	(6,375)	(527)	(847)
		(52,163)	(15,114)	(62,277)	(98,628)	(33,147)
Other operating income	6	175	—	175	76	61

Operating loss
Continuing operations
Ongoing		(66,832)	(36,663)	(103,495)	(99,015)	(38,635)
Acquisitions (NNOC)	19	(3,137)	—	(3,137)	—	—
Discontinued operations	19	(69)	—	(69)	(25,150)	—

Group operating loss	2	(70,038)	(36,663)	(106,701)	(124,165)	(38,635)
Interest receivable	7	5,795	—	5,795	11,405	10,144
Interest payable	8	(454)	—	(454)	(478)	(574)

Loss on ordinary activities before taxation	3	(64,697)	(36,663)	(101,360)	(113,238)	(29,065)
Tax on loss on ordinary activities	9	—	—	—	—	—

Loss on ordinary activities after taxation(1)		(64,697)	(36,663)	(101,360)	(113,238)	(29,065)

Loss per ordinary share (basic & diluted) (£)(2).	10	(0.43)	(0.24)	(0.67)	(0.88)	(0.25)

(1)
Turnover has been analysed between continuing activities and acquired activities. An analysis of operating loss between existing and Marconi Optical Components (MOC) acquired activities has not been given, as the directors do not believe that such an analysis would be meaningful or possible due to the integration of manufacturing facilities, research and development activities and administrative functions that has already taken place. The analysis of operating loss for the acquisition relates to the acquired activities of Nortel Networks Optical Components (NNOC) only.

(2)
Loss on ordinary activities after taxation adjusted for the effects of significant differences between UK GAAP and US GAAP are set forth in Note 30 of the notes to the financial statements.

        The accompanying notes form an integral part of these Consolidated Financial Statements.

BOOKHAM TECHNOLOGY PLC

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	Note	2002	2001	2000
		£000	£000	£000
Loss for the financial year	21	(101,360)	(113,238)	(29,889)
Exchange difference on translation of subsidiaries	21	44	1	(1)

Total losses recognised in the year(1)		(101,316)	(113,237)	(29,890)

(1)
Total losses recognised in the year adjusted for the effects of the significant differences between UK GAAP and US GAAP are set forth in Note 30 of the notes to the financial statements.

The
accompanying notes form an integral part of these Consolidated Financial Statements.

BOOKHAM TECHNOLOGY PLC

CONSOLIDATED BALANCE SHEET

as at December 31,

	Note	2002	2001
		£000	£000
Fixed Assets
Intangible assets	11	42,553	1,666
Tangible assets	12	51,442	34,579

		93,995	36,245
Current Assets
Stocks	13	23,679	2,564
Debtors	14	21,405	5,001
Cash at bank and in hand		105,418	184,814

		150,502	192,379
Creditors: amounts falling due within one year	15	(29,302)	(17,675)

Net current assets		121,200	174,704

Total assets less current liabilities		215,195	210,949
Creditors: amounts falling due after more than one year	16	(31,329)	—
Provisions for liabilities and charges	17	(3,428)	(79)

Net Assets		180,438	210,870

Capital and reserves
Called-up share capital	20, 21	683	434
Share premium account	21	404,187	338,576
Other reserves	21	10,740	5,716
Profit and loss account	21	(235,172)	(133,856)

Equity shareholders' funds(1)	21	180,438	210,870

(1)
Shareholders' funds adjusted for the effects of the significant differences between UK GAAP and US GAAP are set forth in Note 30 of the notes to the financial statements.

The accompanying notes form an integral part of these Consolidated Financial Statements.

BOOKHAM TECHNOLOGY PLC

CONSOLIDATED CASH FLOW STATEMENT

for the year ended December 31,

	Note	2002	2001	2000
		£000	£000	£000
Net cash outflow from operating activities	24	(61,684)	(44,385)	(38,167)
Return on investments and servicing of finance:
Interest received		5,776	11,405	10,144
Interest paid		(391)	(4)	—
Interest element of finance lease rentals		(43)	(301)	(374)

		5,342	11,100	16,067

Capital expenditure and financial investment
Purchase of intangible fixed assets		(95)	(1,812)	(486)
Purchase of tangible fixed assets		(10,102)	(39,896)	(28,280)
Proceeds on disposal of fixed assets		44	96	31

		(10,153)	(41,612)	(28,735)
Acquisitions and disposals
Sale of subsidiary undertaking		—	—	—
Net overdrafts disposed of with subsidiary undertaking		(69)	—	—
Purchase of subsidiary undertakings		(12,060)	(6,796)	—

Net cash outflow before management of liquid resources and financing		(78,624)	(81,693)	(57,132)
Management of liquid resources
Reduction of short-term investments	25	—	1,525	5,690
Financing
Issue of ordinary share capital	21	125	1,256	338,238
Expenses of share issues	21	—	—	(24,270)
Capital element of finance lease rental payments	25	(897)	(1,357)	(1,377)

		(772)	(101)	312,591

(Decrease)/increase in cash	25	(79,396)	(80,269)	261,149

Reconciliation of net cash flow to movement in net funds
(Decrease)/increase in cash in the year	25	(79,396)	(80,269)	261,149
Cash outflow from finance lease repayments	25	897	1,357	1,377
Cash inflow from decrease in liquid resources	25	—	(1,525)	(5,690)

(Decrease)/increase in net funds resulting from cashflows	25	(78,499)	(80,437)	256,836
Translation difference	25	—	—	(1)
Loans arising on acquisition		(31,359)	—	—

(Decrease)/increase in net funds in the year	25	(109,858)	(80,437)	256,835
Net funds at beginning of the year	25	183,917	264,354	7,519

Net funds at end of the year(1)	25	74,059	183,917	264,354

(1)
The significant differences between the cash flow statement presented above and that required under US GAAP are set forth in Note 30 of the notes to the financial statements.

The accompanying notes form an integral part of these Consolidated Financial Statements.

BOOKHAM TECHNOLOGY PLC

NOTES TO THE FINANCIAL STATEMENTS

1      Accounting policies

        The financial statements contained in this Annual Report on Form 20-F have been prepared in accordance with accounting principles generally accepted in the United Kingdom (UK GAAP). UK GAAP differs in certain significant respects from US GAAP (see Note 30).

        A summary of the principal accounting policies, which have been applied for all periods covered by this report, is set out below.

(1)  Basis of accounting

        The financial information in this report has been prepared under the historical cost convention and on a going-concern basis.

        In preparing the financial statements for the current year, the Group has adopted FRS 19 "Deferred Tax" and the transitional arrangements of FRS 17 "Retirement Benefits" relating to accounting periods ending on or after 22 June 2002. The adoption of FRS 19 has resulted in a change in accounting policy for deferred tax. Deferred tax is recognised on a full provision basis in accordance with the accounting policy described below. Previously, deferred tax was provided for on a partial provision basis, whereby provision was made on all timing differences to the extent that they were expected to reverse in the future without replacement. Adoption of FRS 19 has not required any revisions to the financial statements in either the current or prior years.

(2)  Group consolidation

        The Group financial statements consolidate the accounts of Bookham Technology plc and all its subsidiary undertakings drawn up to 31 December each year.

        Marconi Optical Components ("MOC") and Nortel Networks Optical Components ("NNOC") have been included in the Group financial statements using the acquisition method of accounting. Accordingly, the Consolidated Profit and Loss Account and Consolidated Statement of Cash Flows include the results and cash flows of MOC for the 11 month period from its acquisition on 1 February 2002, and NNOC for the 7 week period from its acquisition on 8 November 2002.

        The Consolidated Profit and Loss Account and Statement of Cash Flows include the results and cash flows of Measurement Microsystems Inc. for the 7 month period until its disposal on 1 August 2002.

        Intra-Group sales and profits are eliminated fully on consolidation.

(3)  Turnover

        Turnover represents the amounts (excluding value-added tax) derived from the provision of goods and services to third-party customers during the period.

        Turnover is recognised upon shipment.

        The Group uses the percentage-of-completion method, based on costs incurred and milestones accepted by the customer for recognising revenues on fixed-fee, non-recurring engineering contracts.

(4)  Research and development expenditure

        Research and development expenditure is charged to the profit and loss account in the period in which the expenditure is incurred.

(5)  Goodwill

        Goodwill is calculated as the surplus of cost over fair value attributed to the net assets (excluding goodwill) of subsidiaries. Goodwill is amortised on a straight line basis over its estimated useful life. Goodwill is reviewed in accordance with FRS 10, any impairment loss is included in accumulative amortisation.

(6)  Intangible fixed assets and amortisation

        Intangible assets acquired separately from a business are capitalised at cost. Intangible assets acquired as part of an acquisition of a business are capitalised separately from goodwill if the fair value can be measured reliably on initial recognition, subject to the constraint that, unless the asset has a readily ascertainable market value, the fair value is limited to an amount that does not create or increase any negative goodwill arising on the acquisition.

        Intangible fixed assets are stated at cost less amortisation. Amortisation is provided by the Group to write off the cost of intangible fixed assets on a straight-line basis over their estimated useful economic lives. Intangible fixed assets consist of patent licence fees payable to third parties and patents acquired from third parties.

(7)  Tangible fixed assets and depreciation

        Tangible fixed assets are stated at cost less depreciation. Depreciation is provided by the Group to write off the cost of tangible fixed assets on a straight-line basis over their estimated useful economic lives as follows:

Buildings	Twenty years
Plant and machinery	Three to five years
Fixtures, fittings and equipment	Three to five years
Computer equipment	Three years

        No depreciation is provided for land or for assets in the course of construction.

        Impairment reviews are performed periodically, when deemed appropriate.

(8)  Stocks

        Stocks are stated at the lower of cost and net realisable value. Cost includes all direct costs of manufacture and a proportion of manufacturing overheads.

(9)  Government grants

        Government grants received in respect of research and development expenditure are credited to the profit and loss account in the period to which the relevant expenditure relates.

(10) Leases

        Assets held under finance leases are capitalised and depreciated over their estimated useful lives or the term of the lease, whichever is shorter. Future instalments under such leases, net of financial charges, are included in creditors. Rentals payable are apportioned between the finance element, which is charged to the profit and loss account, and the capital element, which reduces the outstanding obligations.

        Costs in respect of operating leases are charged on a straight-line basis over the lease term.

(11) Foreign currency translation

        In individual companies, balances denominated in foreign currencies are translated into reporting currencies at the rates ruling at the year end. Transactions in foreign currencies are translated into reporting currencies using rates of exchange ruling at the date of the transaction. Exchange differences are dealt with in the profit and loss account.

        On consolidation, the balance sheets of the Group's overseas subsidiary undertakings are translated into sterling at rates of exchange ruling at the year end. The profit and loss accounts of the Group's overseas subsidiary undertakings are translated into sterling using average rates of exchange. Translation differences are taken to reserves.

(12) Deferred taxation

        Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more, tax, with the following exceptions:

  •
  provision is made for tax gains arising from the revaluation (and similar fair value adjustments) of fixed assets, and gains on disposal of fixed assets that have been rolled over into replacement assets, only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets and charged to tax only where the replacement assets are sold;

  •
  provision is made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries, associates and joint ventures only to the extent that, at the balance sheet date, dividends have been accrued as receivable;

  •
  deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

        Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

(13) Pension costs

        The Group pays contributions into the Group defined contribution pension scheme for the executive directors and employees. In addition, the company has a defined contribution plan for the benefit of one director. The charge to the profit and loss account reflects those contributions payable in the period. The Group has no other liability in respect of these pension contributions.

(14) Share options issued to employees

        The Group recognises as a charge to the profit and loss account ("stock compensation expense") the amount by which the intrinsic value of any share options issued to employees exceeds their respective exercise prices at the date of grant. The intrinsic value is assessed by reference to the market value of the Company's shares. These costs are recognised over the vesting period. Amounts charged to the profit and loss account are included in other reserves.

(15) Warrants and share options issued to non-employees

        Where share options or warrants are granted to non-employees in respect of services rendered, the fair value of the consideration received is recognised as a cost over the period to which the services relate. With the exception of costs related to fundraising, which are included in issue costs and charged to the share premium account, costs are charged to the profit and loss account.

2      Segmental analysis

        Turnover represents the amounts derived from the provision of goods and services which fall within the ordinary activities of the Business, stated net of value added tax or similar taxes. The Group has one class of business: the design, development, manufacture and marketing of fibre-optic components. It operates in three geographic markets, the United Kingdom, the European Union (excluding UK) and North America.

        Turnover profit/(loss) before taxation and net assets are analysed below by geographical area:

Turnover

	2002	2001	2000
	£000	£000	£000
Sales to third parties by destination:
United Kingdom	21,273	13,306	20,474
North America	10,613	3,095	5,235
European Union (excl. UK)	2,373	375	415
Japan	59	3,862	24
Rest of the World	285	1,283	153

	34,603	21,921	26,301

	2002	2001	2000
	£000	£000	£000
Sales to third parties by origin:
United Kingdom	34,577	21,921	26,301
European Union (excl. UK)	24	—	—
North America	2	—	—

	34,603	21,921	26,301

Profit/(loss) before taxation

	2002	2001	2000
	£000	£000	£000
Continuing operations
United Kingdom	(103,764)	(124,170)	(38,635)
North America	(1,832)	—	—
European Union (excl. UK)	(1,049)	—	—
Rest of the World	13	5	—

	(106,632)	(124,165)	(38,635)
Discontinued operations
North America	(69)	—	—

	(106,701)	(124,165)	(38,635)
Net interest and income from activities	5,341	10,927	9,570

Total net assets	(101,360)	(113,238)	(29,065)

Net assets

	2002	2001
	£000	£000
Continuing operations
United Kingdom	183,617	210,853
North America	(2,099)	421
European Union (excl. UK)	(1,153)	—
Rest of the World	73	66

	180,438	211,340
Discontinued operations
North America	—	(470)

Total net assets	180,438	210,870

3      Loss on ordinary activities before taxation

        This is stated after charging/(crediting):

	2002	2001	2000
	£000	£000	£000
Auditors' remuneration:
Audit	452	139	117
Other services*	107	91	88
Amortisation:
Goodwill	442	1,679	—
Patents, licences and other	894	1,147	39
Depreciation:
Owned assets	8,261	7,137	3,374
Assets held under finance leases	1,031	1,224	1,194
Loss/(gain) on disposal of fixed assets	(44)	(8)	20
Loss/(gain) on foreign exchange	(500)	194	316
Amounts payable under operating leases:
Hire of plant and machinery	665	166	143
Land and buildings	2,770	1,153	594
Exceptional items:
Impairment of intangible fixed assets	1,005	22,396	—
Impairment of tangible fixed assets	27,052	32,597	—
Stock write-downs and order cancellation costs	980	4,653	—
Voluntary severance costs	2,499	3,190	—
Restructuring costs	5,127	—	—

	36,663	62,836	—

Analysed as:
Cost of sales	21,548	17,358	—
Research and development expenses	6,244	39,473	—
Selling, general and administrative expenses	3,744	6,005	—
Other operating expenses	5,127	—	—

Total exceptional items	36,663	62,836	—

*
In addition, during 2002 the Auditors received £1,013,000 for services in connection with their role as Reporting Accountants in accordance with UK Listing Authority requirements and due diligence relating to the acquisitions of MOC and NNOC. These amounts are included in the costs of acquisitions (Note 19).

4      Staff costs

        The average number of persons employed by the Group (including executive directors) during the period, analysed by category, was as follows:

	2002	2001	2000
Administration	78	78	65
Sales	55	48	33
Research and development	283	266	169
Manufacturing	635	387	348

	1,051	779	615

	2002	2001	2000
	£000	£000	£000
The aggregate payroll costs of these persons were as follows:
Wages and salaries	23,250	26,306	13,856
Stock compensation expense	193	329	531
Social security costs	2,059	2,544	1,592
Other pension costs	1,437	999	88

	26,939	30,178	16,067

        Payroll costs exclude the unpaid portion of the provision for National Insurance liabilities on share options referred to in Note 17.

5      Directors' Remuneration

	2002	2001	2000
	£000	£000	£000
Aggregate emoluments	611	514	301
Aggregate gains made on the exercise of share options	—	1,809	5,566
Company contributions to defined contribution pension schemes	38	34	35

	649	2,357	5,902

        Retirement benefits under defined contribution pension schemes were accruing to two directors at December 31, 2002 and 2001, and to one director at December 31, 2000.

        The emoluments of the highest paid director were £387,900 in 2002, £274,000 in 2001 and £234,000 in 2000.

6      Other operating income

	2002	2001	2000
	£000	£000	£000
Grant income	—	—	43
Sale of scrap and other income	175	76	18

	175	76	61

7      Other interest receivable and similar income

	2002	2001	2000
	£000	£000	£000
Bank interest	5,795	11,405	10,144

8      Interest payable and similar charges

	2002	2001	2000
	£000	£000	£000
Finance charges payable in respect of finance leases	146	478	574
Interest on loans	308	—	—

	454	478	574

        Finance charges payable includes £83,000 (2001: £173,000) of amortisation in respect of warrants issued to a leasing company in 1999, as described in Note 20.

9      Taxation

	2002	2001	2000
	£000	£000	£000
Tax on loss on ordinary activities:
Current	—	—	—
Deferred (Note 17)	—	—	—

	—	—	—

Factors affecting current tax charge

        The tax assessed on the profit on ordinary activities for the year is lower than the standard rate of corporation tax in the UK of 30% (2001—30%, 2000—20%). The differences are reconciled below:

	2002	2001	2000
	£000	£000	£000
Loss on ordinary activities before tax	(101,360)	(113,238)	(29,065)

Loss on ordinary activities multiplied by the tax rate above	(30,408)	(33,971)	(5,813)
Effect of:
Disallowed expenses and non-taxable income	192	111	103
Depreciation in excess of capital allowances	11,153	16,072	625
Tax losses not recognised	19,063	17,788	5,085

Current tax charge for the period	—	—	—

10    Loss per ordinary share

        Loss per ordinary share has been calculated by dividing the loss for the financial year by the weighted average number of ordinary shares in issue during the year, as set out below:

	2002	2001	2000
Loss for the financial year (£000)	(101,360)	(113,238)	(29,065)
Weighted average number of shares	150,996,196	128,533,108	116,231,841
Loss per ordinary share (basic and diluted) (£)	(0.67)	(0.88)	(0.25)

        The Group had share options and warrants which are potential ordinary shares outstanding during the period. Conversion of these potential ordinary shares into ordinary shares would decrease the net loss per ordinary share and would not therefore be dilutive.

11    Intangible fixed assets

	Goodwill	Patents & Licences	Total
	£000	£000	£000
Cost
At January 1, 2001	—	486	486
Additions during the year	—	1,560	1,560
Acquisition (Note 19)	18,224	6,657	24,881

At December 31, 2001	18,224	8,703	26,927
Additions during the year	—	92	92
Acquisitions (Note 19)	35,352	7,784	43,136
Disposals during the year	(18,224)	(6,657)	(24,881)

At December 31, 2002	35,352	9,922	45,274

Accumulated amortisation
At January 1, 2001	—	39	39
Charge during the year	1,679	1,147	2,826
Impairment during the year	16,545	5,851	22,396

At December 31, 2001	18,224	7,037	25,261
Charge during the year	442	894	1,336
Impairment during the year	—	1,005	1,005
Disposals during the year	(18,224)	(6,657)	(24,881)

At December 31, 2002	442	2,279	2,721

Net book value at December 31, 2002	34,910	7,643	42,553

Net book value at December 31, 2001	—	1,666	1,666

        ASOC related patents and licences were impaired during the year due to a decline in market growth of the ASOC product line. These assets were being amortised over three and five years.

        The goodwill and patents resulting from the 2001 acquisition of Measurement Microsystems A-Z Inc, which were fully written down at the beginning of the year, were disposed of as part of the divestment in the company during the year.

12    Tangible fixed assets

	Freehold land	Buildings	Plant and machinery	Fixtures, fittings and equipment	Computer equipment	Total
	£000	£000	£000	£000	£000	£000
Cost
At January 1, 2001	12,324	—	33,129	3,820	3,962	53,235
Additions during the year	—	—	26,443	2,155	2,762	31,360
Disposals	—	—	(52)	(132)	(62)	(246)

At December 31, 2001	12,324	—	59,520	5,843	6,662	84,349
Additions during the year	—	—	8,469	108	3,072	11,649
Acquisitions (Note 19)	4,113	7,645	28,471	759	571	41,559
Disposals	—	—	(10,866)	—	(311)	(11,177)

At December 31, 2002	16,437	7,645	85,594	6,710	9,994	126,380

Accumulated depreciation
At January 1, 2001	—	—	7,550	384	1,037	8,971
Charge for the year	—	—	6,790	722	849	8,361
Disposals	—	—	(48)	(67)	(44)	(159)
Impairment during the year	3,686	—	24,340	1,725	2,846	32,597

At December 31, 2001	3,686	—	38,632	2,764	4,688	49,770
Charge for the year	—	1,088	6,856	795	553	9,292
Disposals	—	—	(10,866)	—	(311)	(11,177)
Impairment during the year	—	—	23,722	—	3,331	27,053

At December 31, 2002	3,686	1,088	58,344	3,559	8,261	74,938

Net book value at December 31, 2002	12,751	6,557	27,250	3,151	1,733	51,442

Net book value at December 31, 2001	8,638	—	20,888	3,079	1,974	34,579

        ASOC related equipment was impaired during the year due to a decline in market growth of the ASOC product line. These assets were being depreciated in line with the Group policy.

        The net book value of assets held under finance leases was £Nil at 31 December 2002 (2001 £1,031,000). Assets held under finance leases are included in plant and machinery above.

        Fixed assets include assets in the course of construction amounting to £nil at December 31, 2002 (2001 £7,569,000).

13    Stocks

	2002	2001
	£000	£000
Raw materials	5,553	1,629
Work in progress	7,553	15
Finished goods	10,573	920

	23,679	2,564

        The difference between purchase price or production cost of stocks and their replacement cost is not material.

14    Debtors

	2002	2001
	£000	£000
Trade debtors	17,781	822
Other debtors	1,864	1,791
Prepayments and accrued income	1,760	2,388

	21,405	5,001

15    Creditors: amounts falling due within one year

	2002	2001
	£000	£000
Current instalments due on loans (Note 18)	30	—
Obligations under finance leases (Note 23(3))	—	897
Trade creditors	11,913	9,324
Other creditors	4,826	911
Taxation and social security	1,149	565
Accruals and deferred income	11,384	5,978

	29,302	17,675

16    Creditors: amounts falling due after more than one year

	2002	2001
	£000	£000
Loans (note 18)	31,329	—

17    Provisions for liabilities and charges

	Provision for warranties	Environmental provision	National insurance on share options	Other liabilities	Total
	£000	£000	£000	£000	£000
At January 1, 2001	—	—	988	—	988
Payments	—	—	(127)	—	(127)
Arising during the year	—	—	(782)	—	(782)

At December 31, 2001	—	—	79	—	79
Exchange adjustments	—	—	—	29	29
Acquisitions (Note 19)	1,030	1,266	—	966	3,262
Arising during the year	58	—	—	—	58

At December 31, 2002	1,088	1,266	79	995	3,428

Provision for warranties

        A provision is recognised for expected warranty claims on products sold over the last year. It is expected that most of these costs will be incurred in the next financial year.

National Insurance on share options

        Provision has been made at December 31, 2002 for UK National Insurance liabilities that are expected to crystallise upon the exercise of certain share options granted under unapproved schemes between April 6, 1999 and November 14, 2000. The provision comprises the difference between the exercise price and the estimated fair market value of the shares at the balance sheet date at the current NIC rate, and apportioned on a straight-line basis over the vesting period of the options. The Group becomes unconditionally liable to pay the National Insurance upon exercise of the options. In accordance with UK legislation introduced in 2001, certain options which had an exercise price in excess of the market price at November 7, 2000 will not give rise to any future liability for NIC. Details of the vesting of share options are given in note 20.

Environmental provision

        The Group has provided for potential environmental liabilities at sites where there is a history of soil contamination. The Company is committed to an ongoing programme of monitoring and soil sampling, and has thus made a one-off provision relating to potential costs of future remediation works at the sites.

Other liabilities

        Provision has been made for potential historic employee related costs following the acquisitions which are expected to be settled within the year.

Deferred tax

	Provided		Unprovided
	2002	2001	2002	2001
	£000	£000	£000	£000
Depreciation in excess of capital allowances	—	—	(23,695)	(12,447)
Trading losses	—	—	(52,047)	(32,371)

Tax on loss on ordinary activities	—	—	(75,742)	(44,818)

        The above deferred tax assets have not been recognised, which is in accordance with the requirements of FRS 19.

18    Loans

	2002	2001
	£000	£000
Amounts falling due:
in one year or less or on demand	30	—
in more than one year but not more than two years	30	—
in more than two years but not more than five years	31,148	—
in more than five years	151	—

	31,359	—
Less: included in creditors: amounts falling due within one year	(30)	—

	31,329	—

        Details of loans not wholly repayable within five years are as follows:

	2002	2001
	£000	£000
5% loan repayable by December 31, 2013*	151	—

*
This loan is repayable in equal monthly instalments over the remaining 11 years until December 31, 2013 and these amounts have been reflected accordingly between the different repayment periods in the tables above.

        The long-term loans are secured by fixed charges over various of the Group's properties.

19    Acquisitions and disposals

Marconi Optical Components (MOC)

        On February 1, 2002 the Group acquired MOC for a consideration of £15,655,000 satisfied by the issue of 12,891,000 ordinary shares.

        Analysis of the acquisition of MOC:

	Book Value	Adjustments	Fair Value
	£000	£000	£000
Net assets at the date of acquisition:
Tangible fixed assets	48,820	(39,219)	9,601
Stock	7,542	(182)	7,360

	56,362	(39,401)	16,961

Analysis of consideration:
Costs associated with the acquisition			1,306
Bookham ordinary shares			15,655

			16,961

        The adjustments from the book to fair values were based upon assessments of the resale values in open market conditions in a declining market sector.

        MOC earned a loss in the period from 1 April 2001 to 31 January 2002 as shown in the table below:

£000
Turnover	7,930

Operating loss	(35,756)
Loss on fixed asset disposal	(54,201)
Other exceptional costs	(3,080)

Loss before tax	(93,037)
Taxation	—

Loss for the 10 months ended January 31, 2002	(93,037)

        There were no other recognised gains and losses.

Nortel Networks Optical Components (NNOC)

        On November 8, 2002 the Group acquired NNOC for a consideration of £92,092,000 ($153 million) satisfied by the issue of 61,000,000 ordinary shares, 9,000,000 ordinary share warrants, loan notes to the value of £31,642,000 ($50 million) and the payment of a cash consideration of £5,848,000.

        Analysis of the acquisition of NNOC:

	Book Value	Adjustments	Provisional Fair Value
	£000	£000	£000
Net assets at the date of acquisition:
Intangible fixed assets	—	7,784	7,784
Tangible fixed assets	57,768	(25,810)	31,958
Stock	33,727	(7,338)	26,389
Creditors falling due within one year	—	(4,493)	(4,493)

	91,495	(29,857)	61,638

Goodwill arising on acquisition			35,369

			97,007

Analysis of consideration:
Cash			5,848
Bookham ordinary shares			47,580
Bookham ordinary share warrants			7,020
Loan notes			31,642
Costs associated with the acquisition			4,917

			97,007

        The adjustments from the book to fair values were based upon assessments of the resale values in open market conditions in a declining market sector.

        NNOC contributed £(5.2) million to the Group's net operating cash flows, paid £nil in respect of net returns on investments and servicing of finance, paid £nil in respect of taxation and utilised £(0.5) million for capital expenditure and financial investment.

        NNOC made a loss after tax of £220,604,000 in the year ended December 31, 2002 (2001 £385,700,000), of which £216,404,000 arose in the period from January 1, 2001 to November 8, 2002. The summarised profit and loss account for the period from January 1, 2002 to the effective date of acquisition is as follows:

£000
Turnover	64,784

Operating loss	(56,804)
Restructuring charges	(159,600)

Loss before tax	(216,404)
Taxation	13,923

Loss for the 10 1/2 months ended November 8, 2002	(202,481)

        There were no other recognised gains and losses.

Measurement Microsystems (A-Z) Inc

        On February 25, 2001 the Group acquired the entire share capital of Measurement Microsystems A-Z Inc for a consideration of £6,796,000 ($10 million) and 2,108,957 ordinary shares, including 702,986 ordinary shares contingent upon certain performance milestones being achieved. In 2001, the performance milestones for 421,792 of these shares were met and in 2002 it was determined to deem the performance milestones met for a further 85,349 of these shares. The remaining 195,845 such shares will not now be issued.

Net assets at the date of acquisition:

	Book Value	Revaluation	Fair value to Group
	£000	£000	£000
Intangible fixed assets	45	6,612	6,657
Tangible fixed assets	42	—	42
Debtors	108	—	108
Stock	10	—	10
Creditors falling due within one year	(340)	45	(295)
Creditors falling due after more than one year	(73)	—	(73)

Net assets	(208)	6,657	6,449

Goodwill arising on acquisition			18,224

			24,673

Analysis of consideration
Cash			6,796
Bookham Ordinary Shares			17,877

			24,673

        The revaluation of intangible fixed assets represents the fair value of separately identifiable patents valued by a suitably qualified independent valuer.

        In the period from February 25, 2001 to December 31, 2001 Measurement Microsystems A-Z Inc made no sales outside of the Group and all of its costs were reimbursed by Bookham Technology plc. Measurement Microsystems A-Z Inc incurred a loss of £411,000 in the year ended September 30, 2000 and a loss of £194,000 from October 1, 2000 to February 24, 2001.

        During 2001 the goodwill and intangible fixed assets were impaired to £nil and £nil, respectively, due to a decline in market growth and obsolescence of the intellectual property.

        On August 1, 2002, the Group disposed of Measurement Microsystems A-Z Inc. The disposal is analysed as follows:

Fair Value
£000
Net Assets	69
Loss on disposal	(69)

Consideration	—

        The loss attributable to members of the parent company includes losses of £69,000 incurred by Measurement Microsystems A-Z Inc. up to its date of disposal on 1 August 2002. In the period to December 2001 a loss of £25,150,000 was incurred, split as follows: charge for impairment of intangible fixed assets of £22,396,000, amortization of intangible assets of £2,485,000 and other research and development expenditure of £269,000.

        During the year Measurement Microsystems A-Z Inc. utilised £0.2 million of the Group's net operating cash flows, paid £nil in respect of net returns on investments and servicing of finance, and utilised £nil for capital expenditure and financial investment.

20    Share capital

Called-up share capital

	2002	2001	2000
	£000	£000	£000
Authorised
300,000,000 ordinary shares of 1/3p each (2001 200,100,000; 2000 160,500,000)	1,000	667	535
Allotted, issued and fully paid
204,950,872 ordinary shares of 1/3p each (2001 130,160,413; 2000 127,317,473)	683	434	424

2000

        On February 23, 2000, the Company's shareholders approved an increase in the authorised share capital of the Company by approving the creation of 200,000 Series A Convertible Preference Shares ("Preference Shares") of US$100 nominal value each. On February 25, 2000, the directors issued 200,000 Preference Shares for consideration of US$20,000,000. In April 2000, all of the issued Preference Shares were automatically converted to 1,263,423 ordinary shares at the conversion rate of US$15.83 per ordinary share. All of the unissued Preference Shares were also cancelled at that time and the authorised share capital was reduced accordingly.

        On March 13, 2000, the Company's shareholders approved an increase in the authorised share capital of the company by approving the creation of an additional 6,000,000 ordinary shares of 2p nominal value each. On the same date, the Company's shareholders approved a subdivision of each authorised and issued 2p ordinary share of the Company into six ordinary shares of 1/3p each.

        On April 11, 2000, the Company issued 21,900,000 ordinary shares of 1/3p each for a total cash consideration of £200,060,000 net of issuance costs.

        On September 19, 2000, the Company issued 3,064,548 ordinary shares of 1/3p each for a total cash consideration of £97,332,000 net of issuance costs.

        During 2000, the Company also issued 2,413,145 ordinary shares of 1/3p each under the 1995 and 1998 Employee Share Option Schemes, including 47,274 shares to consultants upon the exercise of options as described below under "Ordinary share warrants and options issued to non-employees".

        During 2000, the Company issued 1,410,972 shares to warrantholders upon the exercise of warrants as described below under "Ordinary shares warrants and options issued to non-employees".

        On June 5, 2000, the Company issued 63,171 shares to Goldman Sachs International as payment of $1,000,000 of fees owed by the company in connection with financial advisory services performed by them.

        With the exception of shares issued to warrantholders, all shares issued during the period have been issued at fair market price.

2001

        On April 26, 2001, the Company's shareholders approved an increase in the authorised share capital of the company by approving the creation of an additional 39,600,000 ordinary shares.

        During 2001, the Company also issued 1,558,136 ordinary shares under the 1995 and 1998 Employee Share Option Schemes.

        On January 25, 2001, the Company agreed to issue at a future date up to 2,108,957 ordinary shares to the shareholders of Measurement Microsystems A-Z Inc. ("MM") as consideration for the acquisition of the entire share capital of MM. Issue of 702,986 shares was contingent upon the achievement of performance milestones by MM employees. At December 31, 2001, 1,282,304 ordinary shares had been issued under the agreement and 826,653 remained to be issued.

2002

        During 2002, the Company issued 320,657 ordinary shares under the 1995 and 1998 Employee Share Option Schemes and 1,559 ordinary shares under the 2001 Approved Share Save Scheme.

        During 2002, the Company issued 577,243 ordinary shares to the shareholders of Measurement Microsystems A-Z Inc. Following the determination that 195,845 ordinary shares subject to performance milestones will not be issued, a total of 53,565 shares remain to be issued under the agreement with the MM shareholders dated January 25, 2001.

        On February 1, 2002, the Company issued 12,891,000 ordinary shares of 1/3p each, at £1.21 each, to Marconi plc in consideration for the acquisition of the Marconi Optical Component Business.

        On November 5, 2002, the Company's shareholders approved an increase in the authorised share capital of the Company by approving the creation of an additional 99,900,000 ordinary shares.

        On November 11, 2002, the Company issued 61,000,000 ordinary shares of 1/3p each, at £0.78 each, to Nortel Networks Corporation in consideration for the acquisition of the Optical Amplifier and Optical Transmitter and Receiver Businesses.

Employee share option schemes

        At December 31, 2002, the Group had four employee share option schemes, details of which are set out below.

1995 Scheme

        Pursuant to the 1995 Employee Share Option Scheme (the "1995 Scheme"), options to purchase ordinary shares were granted to employees during the period from July 10, 1995 to September 29, 1998. At December 31, 2001 there were no options authorised for future issuance under this scheme and there were 695,735 share options outstanding. The options expire ten years after the date of grant and are exercisable to the extent vested. Vesting generally occurs at the rate of one-third each at 18 months, 30 months and 42 months after the date of grant. All share options were granted for nil consideration. The scheme is unapproved by the UK Inland Revenue.

1998 Scheme

        At December 31, 2002 there were 20,460,658 share options outstanding. The options expire ten years after the date of grant and are exercisable to the extent vested. Except as set out below, vesting generally occurs at the rate of one-third each at 18 months, 30 months and 42 months after the date of grant.

        Included in the above are a total of 3,754,882 performance options that were outstanding at December 31, 2002 under the 1998 Scheme. Certain of these options vest at the rate of one-quarter every six months based on the achievement of specific targets. Where targets are exceeded by a defined percentage, there is a potential for one-half of the options to vest at the end of each six-month period. Other options will only vest if specific highly defined performance criteria are met.

        If these targets are not met, these options will vest in full in four to seven years after the date of grant as specified in the individual option certificates. The total amount of shares subject to options granted does not vary as a result of the potential earlier vesting.

        All share options granted under the 1998 Scheme have been granted for nil consideration. The scheme is unapproved by the UK Inland Revenue.

2001 Approved Employee Share Option Scheme

        The 2001 Approved Employee Share Option Scheme was approved by shareholders in February 2000. All executive directors and employees are eligible to participate. Options are granted at no cost at the discretion of the board, and vesting may include performance conditions. The option price is the market value of the Group's shares on the date of the grant, and options vest between three and ten years from date of grant. At December 31, 2002, the total options authorised for future issuance under this scheme, when combined with the 1998 Scheme and the 2001 Approved Sharesave Scheme, did not exceed 10% of the issued ordinary share capital of the Company, excluding shares subject to rights granted under any of the Company's employee share schemes prior to April 18, 2000. The scheme has been approved by the Inland Revenue.

2001 Approved Sharesave Scheme

        The Approved Sharesave Scheme was approved by shareholders in February 2000. All full time directors and all employees with five years service or such shorter period as the board determines and those that the board deems appropriate, are eligible to participate in the scheme. Options to be issued under the scheme are dependent on the savings made by the employee and the option price determined by the board, which shall be not less than 85% of the mid-market price on the date preceding the date which the employees are invited to apply for options. Options will normally be exercisable for three to five years from the commencement of the savings contract established by the employee. At December 31, 2002, the total options authorised for future issuance under this scheme, when combined with the 1998 Scheme and the 2001 Approved Employee Share Option Scheme, did not exceed 10% of the issued ordinary share capital of the Company, excluding shares subject to rights granted under any of the Company's employee share schemes prior to April 18, 2000. There were 722,785 options outstanding under the scheme. The scheme has been approved by the Inland Revenue.

Stock compensation expense

        The Group has granted share options to certain employees at exercise prices below the fair market value of the underlying ordinary shares at the date of grant. The differences have been charged to the profit and loss account over the vesting period of the options. The stock compensation expense was £193,000 in the year ended 31 December 2002 (2001 £329,000; 2000 £531,000).

Ordinary share warrants and options issued to non-employees

        During 1997 and 1998, the Company issued warrants to purchase 99,466 and 21,000 ordinary shares respectively to non-employees in connection with the issuance of share capital. These warrants were immediately exercisable at prices between £6.50 and £9.20 per share and expired on October 3,

2000. 1,000 warrants were subsequently cancelled. All the remaining warrants were exercised during 2000.

        During 1999, the Company issued a warrant to purchase 137,988 ordinary shares to a leasing company. The warrant was immediately exercisable at £7.20 per share and expires on April 11, 2004. During 2001, no warrants were exercised and warrants in respect of 131,262 shares were exercisable as of December 31, 2002.

        During 1999, the Group granted share options to three consultants to purchase 57,600 ordinary shares under the 1998 Scheme. These options vested upon the completion of specified performance requirements, all of which were met in the year ended 31 December 2000. Options over 48,000 shares are exercisable at £6.50 per share and options over 9,600 shares are exercisable at £7.20 per share. During 2001 no options were exercised. During 2002 the Group granted share options to one consultant to purchase 400,000 ordinary shares under the 1998 Scheme. 25,000 of these shares vested immediately and the remaining 375,000 vest upon completion of specified performance criteria. During 2002, no options were exercised. The remaining options expire ten years from the date of grant.

        The profit and loss account includes a charge of £83,000 (2001 £173,000) in respect of warrants and options granted to non-employees.

        During the 2002, the Company issued a warrant to purchase 9,000,000 ordinary shares to Nortel Networks Inc as part of the purchase price for the acquisition of NNOC, which is exercisable at the option of Nortel Networks. The warrant was immediately exercisable and expires on November 8, 2012.

        No shares have been authorised for future issuance of warrants. The number of shares reported in this note does not reflect the six-for-one share split approved on March 13, 2000.

        A summary of the share option movements is given below:

	Range of exercise prices	Options outstanding	Weighted average exercise price
			£
Outstanding as at January 1, 2000	£0.003–£3.10	11,180,394	1.03
Granted	£4.322–£36.05	3,354,210	12.56
Exercised	£0.003–£1.36	(2,413,145)	0.68
Cancelled	£0.75–£36.05	(93,074)	3.17

Outstanding as at December 31, 2000	£0.003–£36.50	12,028,385	4.28
Granted	£1.12–£7.03	6,559,192	2.09
Exercised	£0.003–£1.083	(1,556,338)	0.35
Cancelled	£1.20–£36.50	(2,960,913)	7.51

Outstanding as at December 31, 2001	£1.083–£36.50	14,070,326	3.31
Granted	£0.70–£1.22	10,715,413	0.86
Exercised	£0.186–£1.083	(322,216)	0.39
Cancelled	£0.70–£36.05	(2,584,345)	3.59

Outstanding as at December 31, 2002	£0.70–£36.05	21,879,178	1.86

21    Reconciliation of movements in shareholders' funds

	Share capital	Share premium account	Other reserve	Profit and loss account	Total shareholders' funds
	£000	£000	£000	£000	£000
At January 1, 2000	324	7,420	695	8,487	16,926
Loss for the year	—	—	—	(29,065)	(29,065)
Shares issued	100	338,238	—	—	338,338
Share issue costs	—	(24,270)	—	—	(24,270)
Translation adjustment	—	—	—	(1)	(1)
Stock compensation expense	—	—	531	—	531
Warrant/non-employee option expense	—	—	1,603	—	1,603

At December 31, 2000	424	321,388	2,829	(20,579)	304,062
Loss for the year	—	—	—	(113,238)	(113,238)
Shares issued/to be issued	10	16,764	2,385	—	19,159
Refund of share issue costs	—	424	—	—	424
Translation adjustment	—	—	—	(39)	(39)
Stock compensation expense	—	—	329	—	329
Warrant/non-employee option expense	—	—	173	—	173

At December 31, 2001	434	338,576	5,716	(133,856)	210,870
Loss for the year	—	—	—	(101,360)	(101,360)
Arising on share issues	249	63,291	—	—	63,540
Warrants issued relating to acquisition	—	—	7,020	—	7,020
Shares issued in respect of conversion of warrants	—	2,272	(2,272)	—	—
Refund of share issue costs	—	48	—	—	48
Translation adjustment	—	—	—	44	44
Stock compensation expense	—	—	193	—	193
Warrant/non employee option expense	—	—	83	—	83

At December 31,2002	683	404,187	10,740	(235,172)	180,438

        Other reserves comprise of shares issued to warrant holders and non-employees in consideration for services performed (£2,232,000), shares reserved for issue in connection with the acquisition of NNOC (£7,018,000), shares issued to employees at values below the fair market value at date of issue (£1,377,000), and shares reserved for issue in connection with the acquisition of Measurement Microsystems A-Z Inc.(£113,000).

22    Pensions

        The Group pays contributions into the Group's defined contribution pension scheme for directors and employees.

        The Group also has a defined contribution plan for the benefit of one director.

        The Group's contributions to the plans are charged to the profit and loss account in the year to which they relate. The Group does not accept any responsibility for the benefit gained from these schemes. Accordingly, the Group has no other liability in respect of these pension arrangements. There were no amounts outstanding in respect of payments due to pension plans at December 31, 2002 (2001 £nil).

23    Commitments

(1)  Capital commitments

        Amounts contracted for but not provided in the financial statements amount to £nil for the Group at December 31, 2002 (2001: £2,795,000).

(2)  Operating leases

        Annual commitments under non-cancellable operating leases are as follows:

	2002	2001
	£000	£000
Land and buildings
Operating leases which expire:
Within one year	651	679
In the second to fifth years inclusive	1,419	49
After the fifth year	110	1,803

	2,180	2,531

Other
Operating leases which expire:
Within one year	238	13
In the second to fifth years inclusive	127	112

	365	125

(3)  Finance lease commitments

        Commitments for future minimum payments under finance leases are as follows:

	2002	2001
	£000	£000
Within one year	—	897

24    Reconciliation of operating loss to net cash flow from operating activities

	2002	2001	2000
	£000	£000	£000
Operating loss	(106,701)	(124,165)	(38,635)
Loss on disposal of subsidiary undertaking	69	—	—
Depreciation, amortisation and impairment charge	38,678	66,180	4,607
Stock compensation expense	193	329	531
Warrant/non-employee option expense	137	—	1,403
(Profit)/loss on sale of fixed assets	(44)	(8)	20
Decrease/(increase) in stocks	12,635	4,397	(6,204)
Decrease/(increase) in debtors	(17,833)	8,238	(10,511)
Increase in creditors	11,078	1,553	9,723
Increase/(decrease) in provisions for liabilities and charges	104	(909)	899

Net cash outflow from operating activities	(61,684)	(44,385)	(38,167)

25    Analysis of net funds

	Cash at bank and in hand	Restricted cash	Short investments	Finance leases	Loans	Total
	£000	£000	£000	£000	£000	£000
At January 1, 2000	1,685	2,250	7,215	(3,631)	—	7,519
Cash flow	262,949	(1,800)	(5,690)	1,377	—	256,836
Translation difference	(1)	—	—	—	—	(1)

At December 31, 2000	264,633	450	1,525	(2,254)	—	264,354
Cash flow	(79,819)	(450)	(1,525)	1,357	—	(80,437)

At December 31, 2001	184,814	—	—	(897)	—	183,917
Cash flow	(79,396)	—	—	897	—	(78,499)
Loans arising on acquisitions	—	—	—	—	(31,359)	(31,359)

At December 31, 2002	105,418	—	—	—	(31,359)	74,059

26    Financial instruments

        The Group's financial instruments comprise finance leases, cash and liquid resources, loans and various items, such as debtors and creditors, that arise directly from its operations. It is, and has been throughout the period under review, the Group's policy that no trading in financial instruments shall be undertaken. The main risks arising from the Group's financial instruments are interest rate risk and foreign currency risk. The Group's current policy is not to enter into forward currency contracts or hedges, and to centrally manage and invest surplus cash in a variety of money management securities.

Interest rate risk

        The Group finances its operations through a mixture of shareholders' funds, loan notes, finance leases and working capital. Throughout the period, the Group's only exposure to interest rate fluctuations was on its cash deposits.

        The Group monitors its interest rate risk on cash balances primarily through cash flow forecasting. Cash which is surplus to immediate requirements is invested in short-term deposits with banks with maturity dates of up to three months and invested in overnight money market accounts.

Foreign currency risk

        As the Group has grown and become increasingly multinational in scope, it has become more subject to fluctuations based upon changes in the exchange rates between the currencies in which it collects revenue and pays expenses. In the future it is expected that a substantial portion of the revenues will be denominated in U.S. dollars, while the majority of expenses will continue to be denominated in pounds sterling. In addition, the loan notes issued in connection with the acquisition from Nortel Networks are denominated in U.S. dollars. The Group therefore anticipates engaging in currency hedging transactions in an effort to cover any exposure to such fluctuations, and may be required to convert currencies to meet its obligations.

Short-term debtors and creditors

        Short-term debtors and creditors have been excluded from all the following disclosures, other than currency risk disclosures.

Interest rate risk profile of financial assets and liabilities

Financial assets

        The currency profiles of the Group's financial assets were:

	2002	2001
	£000	£000
Floating rate financial assets:
Sterling	102,879	180,465
Canadian dollars	1,464	51
US dollars	802	3,471
Swiss francs	247	—
Euro	22	824
Japanese yen	4	3

	105,418	184,814

        Interest earned on floating rate financial assets varies according to changes in bank deposit account interest rates.

Financial liabilities

        The currency profile of the Group's financial liabilities at 31 December is as follows:

	2002	2001
	£000	£000
Fixed rate financial liabilities:
US dollars	31,058	—
Swiss francs	301	—

	31,359	—

	Fixed Rate financial liabilities
Currency	Weighted average Interest rate	Weighted average period for which rate is fixed
	%	years
US dollars	5.6	3.8

Swiss francs	5.0	10

Currency exposure of net monetary assets/liabilities

        The below shows the Group's currency exposures; in other words, those transactional (or non-structural) exposures that give rise to the net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and monetary liabilities of the Group that are not denominated in the operating (or "functional') currency of the operating unit involved.

Functional currency of Group operations

	Net foreign currency monetary assets/(liabilities)
	Sterling	US Dollar	Euro	Other	Total
	£000	£000	£000	£000	£000
2002
Sterling	—	(20,812)	(439)	(318)	(21,569)
Canadian dollars	—	(108)	—	—	(108)
Swiss francs	(23)	(24)	(12)	—	(59)

Total	(23)	(20,944)	(451)	(318)	(21,736)

2001
Sterling	—	3,461	654	(61)	4,054

Maturity of financial liabilities

	2002	2001
	£000	£000
In one year or less or on demand	30	—
In more than one year but not more than two	30	—
In more than two years but not more than five	31,148	—
In more than five years	151	—

	31,359	—

Fair value

        In the opinion of the directors, there was no difference between the fair value of the Group's financial instruments and their carrying value. Fair values are assessed by reference to market values and discounted cash flows.

Borrowing facilities

        At December 31, 2002 the Group had no undrawn lines of credit or other borrowing facilities in place.

27    Related party transactions

        During 1998, the Group entered into a contract with Lori Holland for the provision of consultancy services. Lori Holland became a director in 1999. In respect of her consultancy services, Lori Holland received £23,000 (2001 £59,000).

        During 2002, £nil (2001 £nil) was charged to the profit and loss account on revaluation of the options received in respect of consultancy services which vested in 2000. Lori Holland exercised none of these options during 2002. All options had vested and 42,723 options were outstanding at December 31, 2002.

        During the year the Group entered into transactions, in the ordinary course of business, with other related parties. Transactions entered into, and trading balances outstanding at December 31, are as follows:

	Sales to related party	Purchases from related party	Amounts owed from related party	Amounts owed to related party
	£000	£000	£000	£000
Related party
Marconi Communications
2002	13,179	1,346	6,919	—
2001	3,205	4	—	—
Nortel Networks
2002	10,845	526	8,425	(524)
2001	8,989	1,606	433	(121)
Marconi Communications has a 6.3% interest in the Company
Nortel Networks has a 29.9% interest in the Company

28    Subsequent events

        Subsequent to year-end the Company announced significant reductions in manufacturing and development activities in the ASOC product line, further reducing the Company's overhead structure and reducing the level of revenue required to reach the breakeven point for the Company.

        An impairment of £27 million and £1.2 million relating to tangible fixed assets and inventory respectively relating to the closure, have been included in the results for the year.

29    Claims and Litigation

        On 7 November 2001, a class action complaint was filed against the Company and others in the United States District Court for the Southern District of New York. The complaint names as defendants the Company, Goldman, Sachs & Co. and FleetBoston Robertson Stephens Inc., two of the underwriters of the Company's initial public offering in April 2000 (the "Underwriters"), and Andrew G. Rickman, Stephen J. Cockrell and David Simpson, each of whom was an officer and/or Director at the time of the initial public offering. The complaint asserts claims under certain provisions of the security laws of the United States.

        The complaint alleges, among other things, that the prospectus for the Company's initial public offering was materially false and misleading in describing the compensation to be earned by the Underwriters in connection with the offering, and in not disclosing certain alleged arrangements among the Underwriters and initial purchasers of ordinary shares from the Underwriters. The complaint seeks unspecified damages (or in the alternative rescission for those class members who no longer hold Ordinary Shares), costs, attorneys' fees, experts' fees, interest and other expenses. The Company believes it has meritorious defences and indemnification rights to such claims and therefore believes that such claims will not have a material effect on the Company.

30    Differences between UK GAAP and US GAAP

        The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP") which differ in certain material respects from US generally accepted accounting principles ("US GAAP"). The differences applicable to the Group are presented below.

        The following table provides a reconciliation of the loss for the financial year, total assets and equity shareholders' funds prepared under UK GAAP to the equivalent information prepared under US GAAP:

	2002	2001	2000
	£000	£000	£000
Loss for the financial year under UK GAAP	(101,360)	(113,238)	(29,065)
US GAAP Adjustments:
National insurance contributions on stock options	—	(907)	1,073
In-process research and development	(8,810)	(6,454)	—
Additional impairment and amortisation of intangible assets	(362)	—	—
Amortisation of goodwill	442	340	—
Additional impairment and depreciation of tangible assets	131	6,114	—

Net loss as adjusted to accord with US GAAP	(109,959)	(114,145)	(27,992)

	2002	2001	2000
	£000	£000	£000
Equity shareholders' funds under UK GAAP	180,438	210,870	304,062
US GAAP Adjustments:
Goodwill and other intangibles
Goodwill	(35,369)	(18,224)	—
Other intangibles	20,481	(4,172)	—

Cost	(14,888)	(22,396)	—
Amortisation	(1,242)	22,396	—

Net	(16,130)	—	—
Tangible fixed assets
Cost	(11,425)	(32,957)	—
Depreciation	1,453	32,957	—

Net	(9,972)	—	—
National insurance contributions on stock options	79	79	988

Shareholders' equity under US GAAP	154,415	210,949	305,050

        (a)    National Insurance contributions on share option gains    Under US GAAP, provision for National Insurance liabilities on share options is only made during the period to the extent that the options have been exercised. Under UK GAAP, provision is made at each balance sheet date by charging the expected future cost on a straight-line basis over the vesting period of the options.

        (b)    Non-employee compensation    Under US GAAP, the fair value of warrants and options issued to non-employees is recognised as an asset and credited to a separate capital reserve on issue and taken to the profit and loss account over the period in which the related services are received. The non-employee stock compensation attributable to research and development, cost of net revenues, and selling and general administrative expenses is disclosed on the face of the financial statements. Under UK GAAP, the fair value is charged to the profit and loss account on the same basis as for US GAAP but the full credit is not immediately recognised in shareholders' equity. The charge to the profit and loss account is credited to other reserves each year.

        (c)    Acquisition accounting    Under UK GAAP the total consideration, including contingent consideration, has been recorded as an investment by Bookham Technology plc. The fair value of consideration in the form of ordinary shares is measured at the completion date. The excess of the total consideration over the fair value of the net assets acquired represents goodwill and is included in intangible assets on the balance sheet. Under US GAAP, the consideration paid, excluding the contingent consideration that has not been earned, has been recorded as an investment. The fair value of consideration in the form of ordinary shares is measured at the date of announcement of the acquisition. The excess of the total consideration over the fair value of the net assets and in-process research and development (IPR&D) represents goodwill and is included in intangible assets on the balance sheet. IPR&D is charged to the profit and loss account at the date of the acquisition. The best estimate of the fair value of the IPR&D was determined using the technology contribution approach, which discounts expected future cash flows from projects under development to their net present value.

        (d)    Impairment charges    Under UK and US GAAP intangible fixed assets and tangible fixed assts are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. Under UK GAAP the assessment is carried out using discounted cash flows whereas under US GAAP discounted cash flows are only used in the event that undiscounted cash flows indicate an impairment may exist. In the event that an impairment charge is required, this is reflected through an increase in accumulated amortisation/depreciation for the asset but under US GAAP this is reflected through a reduction in the cost element of the asset.

        (e)    Consolidated statement of cash flows    The US GAAP cash flow statement reports changes in cash and cash equivalents, which include short-term highly liquid investments. Only three categories of cash flow are reported, being: operating activities (including tax and interest); investing activities (being capital expenditure, acquisitions and disposals); and financing activities. Under UK GAAP cash does not include short term deposits and investments which cannot be withdrawn without notice, and without incurring a penalty. Such items are shown as short term investments. Under US GAAP, deposits with a maturity of less than three months at inception which are convertible into known amounts of cash are included as cash and cash equivalents except amounts held in collateral accounts as security for outstanding obligations which are classified as restricted cash.

        (f)    Comprehensive income statement    The requirement of FAS 130 to provide a comprehensive income statement is met by the Statement of total recognised gains and losses (page F-5). If comprehensive income were presented in accordance with US GAAP, the difference would be the difference between the loss for the financial year under UK GAAP and the net loss under US GAAP as described above.

Condensed consolidated US GAAP financial information in UK sterling and US dollars

        The following information is provided for the convenience of US shareholders. The sterling amounts have been translated solely for the convenience of the reader at US$1.61 = £1.

BOOKHAM TECHNOLOGY PLC

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNTS US GAAP

for the year ended December 31,

	2002	2002	2001	2000
	$000	£000	£000	£000
Net revenues:	55,711	34,603	21,921	26,301
Cost of net revenues	88,044	54,686	36,103	(31,850)

Gross loss	(32,333)	(20,083)	(14,182)	(5,549)
Operating expenses
Research and development	55,622	34,548	39,152	17,355
Selling, general and administrative	28,339	17,602	15,830	13,875
IPR&D	14,184	8,810	6,454	—
Impairment loss	45,172	28,057	48,879	—
Closure costs	8,254	5,127	—	—
National insurance on stock options	—	—	127	171
Stock-based compensation	311	193	329	531

Total costs and expenses	151,882	94,337	110,771	31,932

Operating loss	(184,215)	(114,420)	(124,953)	(37,481)
Other income/(expense)
Grant and other income	283	176	76	61
Interest income	9,330	5,795	11,405	10,144
Interest expense	(731)	(454)	(478)	(574)
Gain/(loss) on foreign exchange	(1,700)	(1,056)	(195)	(316)

Total other income, net	7,182	4,461	10,808	9,315

Loss before income taxes	(177,033)	(109,959)	(114,145)	(28,166)
Provision for income taxes	—	—	—	—

Net loss before effect of change in accounting policy	(177,033)	(109,959)	(114,145)	(28,116)
Cumulative effect of change in accounting policy	—	—	—	174

Net loss	(177,033)	(109,959)	(114,145)	(27,992)

Before cumulative effect of change in accounting policy and net loss per ordinary share and ADS (basic and diluted) (£)	(1.17)	(0.73)	(0.89)	(0.24)
Weighted average ordinary shares outstanding	150,996,196	150,996,196	128,533,108	116,231,841

Stock-based compensation, as below is excluded from the following categories:
Cost of net revenues	81	50	87	138
Research and development	26	16	36	37
Selling, general and administrative expenses	204	127	206	356

Total	311	193	329	531

BOOKHAM TECHNOLOGY PLC

CONDENSED CONSOLIDATED BALANCE SHEETS US GAAP

as at December 31,

	2002	2002	2001
	$000	£000	£000
Assets
Current assets
Cash and cash equivalents	169,723	105,418	184,814
Accounts receivable	28,627	17,781	822
Inventories	38,123	23,679	2,564
Prepaid expenses and other current assets	5,835	3,624	4,179

Total current assets	242,308	150,502	192,379
Intangible assets, net	42,541	26,423	1,666
Property and equipment, net	66,767	41,470	34,579

	351,616	218,395	228,624

Liabilities and shareholders' equity
Current liabilities
Accounts payable	19,180	11,913	7,093
Short-term capital lease obligations	—	—	897
Accrued expenses and other liabilities	27,996	17,389	9,685

	47,176	29,302	17,675
Loans	50,440	31,329	—
Other long-term liabilities	5,392	3,349	—

Total liabilities	103,008	63,980	17,675

Shareholders' equity:
Ordinary shares:
1/3p nominal value; 200,100,000 and 300,000,000 authorised; 130,160,413 and 204,950,872 issued and outstanding	1,100	683	434
Ordinary share warrants and options issued to non-employees	9,489	5,894	3,939
Additional paid-in capital	702,813	436,530	385,630
Deferred compensation	—	—	(276)
Accumulated other comprehensive income	10	6	(39)
Accumulated deficit	(464,804)	(288,698)	(178,739)

Total shareholders' equity	248,608	154,415	210,949

	351,616	218,395	228,624

BOOKHAM TECHNOLOGY PLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW US GAAP

for the year ended December 31,

	2002	2002	2001	2000
	$000	£000	£000	£000
Cash flows used in operating activities:
Net loss	(177,034)	(109,959)	(114,145)	(27,992)

Adjustments to reconcile net loss to net cash used in operating activities:
In-process research and development	14,184	8,810	6,454	—
Depreciation, amortisation and impairment	61,932	38,467	59,726	4,607
Stock-based compensation	311	193	329	531
Expense related to warrants issued for services	134	83	173	1,603
Loss/(gain) on sale of property and equipment	(71)	(44)	(8)	20
Assets and liabilities:
Restricted cash	—	—	450	1,800
Accounts receivable, net	(22,785)	(14,152)	8,187	(7,193)
Inventories, net	20,342	12,635	4,397	(6,204)
Prepaid expenses and other current assets	(5,926)	(3,681)	51	(3,320)
Accounts payable	7,760	4,820	(3,136)	8,202
Accrued expenses and other liabilities	10,331	6,417	4,687	1,623
Deferred revenue	—	—	—	(276)

Net cash used in operating activities	(90,822)	(56,411)	(32,835)	(26,599)

Cash flows used in investing activities
Purchase of intangible assets	(153)	(95)	(1,812)	(486)
Purchase of property and equipment	(16,264)	(10,102)	(39,896)	(28,280)
Proceeds from sale of property and equipment	71	44	96	31
Acquisitions of business—net cash acquired	(19,417)	(12,060)	(6,796)	—

Net cash used in investing activities	(35,763)	(22,213)	(48,408)	(28,735)

Cash flows provided by financing activities
Proceeds from issuance of ordinary shares	201	125	1,256	338,238
Issuance costs	—	—	—	(24,270)
Share subscriptions receivable	—	—	—	2
Repayment of capital lease obligations	(1,444)	(897)	(1,357)	(1,377)

Net cash (used in) provided by financing activities	(1,243)	(772)	(101)	312,593

Effect of exchange rate on cash	—	—	—	(1)

Net (decrease)/increase in cash and cash equivalents	(127,828)	(79,396)	(81,344)	257,258
Cash and cash equivalents at beginning of year	297,551	184,814	266,158	8,900

Cash and cash equivalents at end of year	169,723	105,418	184,814	266,158

Supplemental disclosure of non-cash transactions
Warrants and share options issued for services	—	—	—	1,076
Warrants and shares issued for acquisitions	85,906	53,358	29,993	—

Supplemental cash flow disclosure
Interest paid	731	454	281	374

EXHIBIT INDEX

Exhibit number	Description of Exhibit
1.1	Memorandum of Association of Bookham Technology plc (previously filed as Exhibit 3.1 to Registration Statement on Form F-1, as amended (file no. 333-11698) dated April 11, 2000, and incorporated herein by reference).
1.2	Articles of Association of Bookham Technology plc, as amended through November 5, 2002.
2.1	Specimen Ordinary Share Certificate (previously filed as Exhibit 4.1 to Registration Statement on Form F-1, as amended (file no. 333-11698) dated April 11, 2000, and incorporated herein by reference).
2.2	Form of Deposit Agreement (previously filed as Exhibit 4.2 to Registration Statement on Form F-1, as amended (file no. 333-11698) dated April 11, 2000, and incorporated herein by reference).
2.3
Form of ADR Certificate (included in Exhibit 2.2) (previously filed as Exhibit 4.3 to Registration Statement on Form F-1, as amended (file no. 333-11698) dated April 11, 2000, and incorporated herein by reference).
4.1
Acquisition Agreement dated as of October 7, 2002 between Nortel Networks Corporation and Bookham Technology plc (previously filed as Exhibit 1 to Schedule 13D filed by Nortel Networks Corporation on October 17, 2002, and incorporated herein by reference).
4.2*	Letter Agreement dated November 8, 2002 between Nortel Networks Corporation and Bookham Technology plc amending the Acquisition Agreement referred to in Exhibit 4.1.
4.3*	Optical Components Supply Agreement, dated November 8, 2002, by and between Nortel Networks Limited and Bookham Technology plc.
4.4	Relationship Deed dated November 8, 2002 between Nortel Networks Corporation and Bookham Technology plc.
4.5	Registration Rights Agreement dated as of November 8, 2002 among Nortel Networks Corporation, the Nortel Subsidiaries listed on the signature pages and Bookham Technology plc.
4.6	Series A Senior Unsecured Note Due 2007, as amended to change the identity of the Lender.
4.7	Series B Senior Secured Note Due 2005, as amended to change the identity of the Lender.
4.8
Agreement relating to the Sale and Purchase of the Business of Marconi Optical Components Limited, dated December 17, 2001, among Bookham Technology plc, Marconi Optical Components Limited and Marconi Corporation plc (previously filed as Exhibit 4.1 to Annual Report on Form 20-F for the year ended December 31, 2001, and incorporated herein by reference).
4.9
Supplemental Agreement to the Agreement relating to the Sale and Purchase of the Business of Marconi Optical Components Limited, dated January 31, 2002, among Bookham Technology plc, Marconi Optical Components Limited and Marconi Corporation plc (previously filed as Exhibit 4.2 to Annual Report on Form 20-F for the year ended December 31, 2001, and incorporated herein by reference).
4.10*
Global Procurement Agreement dated February 1, 2001 between Marconi Communications, Inc. and Bookham Technology plc (previously filed as Exhibit 4.3 to Annual Report on Form 20-F for the year ended December 31, 2001, and incorporated herein by reference).

4.11*	Letter Agreement dated January 10, 2003 between Marconi Communications, Inc. and Bookham Technology plc amending the Global Procurement Agreement referred to in Exhibit 4.10.
4.12
Service Agreement dated July 23, 2001, between Bookham Technology plc and Andrew G. Rickman (previously filed as Exhibit 4.4 to Annual Report on Form 20-F for the year ended December 31, 2001, and incorporated herein by reference).
4.13
Service Agreement dated July 23, 2001 between Bookham Technology plc and Giorgio Anania (previously filed as Exhibit 4.5 to Annual Report on Form 20-F for the year ended December 31, 2001, and incorporated herein by reference).
4.14
Lease dated May 21, 1997, between Bookham Technology plc and Landsdown Estates Group Limited, with respect to 90 Milton Park, Abingdon, England (previously filed as Exhibit 10.1 to Registration Statement on Form F-1, as amended (file no. 333-11698) dated April 11, 2000, and incorporated herein by reference).
4.15	Bonus Scheme 2002 (previously filed as Exhibit 4.12 to Annual Report on Form 20-F for the year ended December 31, 2001, and incorporated herein by reference).
8.1	List of Bookham Technology plc subsidiaries.
10.1	Consent of Ernst & Young LLP.
10.2	Consent of PricewaterhouseCoopers.
10.3	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
10.4	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*
Confidential treatment requested as to certain portions, which portions have been omitted and filed separately with the Commission.

QuickLinks

TABLE OF CONTENTS
FORWARD-LOOKING STATEMENTS
  Item 1: Identity of Directors, Senior Management and Advisers
  Item 2: Offer Statistics and Expected Timetable
  Item 3: Key Information
Selected Consolidated Financial Data
EXCHANGE RATE INFORMATION
RISK FACTORS
  Item 4: Information on the Company
  Item 5: Operating and Financial Review and Prospects
  Item 6: Directors, Senior Management and Employees
  Item 7: Major Shareholders and Related Party Transactions
  Item 8: Financial Information
  Item 9: The Offer and Listing
  Item 10: Additional Information
  Item 11: Quantitative and Qualitative Disclosure About Market Risk
  Item 12: Description of Securities Other Than Equity Securities
  Item 13: Defaults, Dividend Arrearages and Delinquencies
  Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds
  Item 15: Controls and Procedures
  Item 16A: Audit Committee Financial Expert
  Item 16B: Code of Ethics
  Item 17: Financial Statements
  Item 18: Financial Statements
  Item 19: Exhibits
CERTIFICATIONS
BOOKHAM TECHNOLOGY PLC INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT AUDITORS
REPORT OF INDEPENDENT ACCOUNTANTS
BOOKHAM TECHNOLOGY PLC CONSOLIDATED PROFIT AND LOSS ACCOUNT for the year ended December 31,
BOOKHAM TECHNOLOGY PLC CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
BOOKHAM TECHNOLOGY PLC CONSOLIDATED BALANCE SHEET as at December 31,
BOOKHAM TECHNOLOGY PLC CONSOLIDATED CASH FLOW STATEMENT for the year ended December 31,
BOOKHAM TECHNOLOGY PLC NOTES TO THE FINANCIAL STATEMENTS
BOOKHAM TECHNOLOGY PLC CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNTS US GAAP for the year ended December 31,
BOOKHAM TECHNOLOGY PLC CONDENSED CONSOLIDATED BALANCE SHEETS US GAAP as at December 31,
BOOKHAM TECHNOLOGY PLC CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW US GAAP for the year ended December 31,
EXHIBIT INDEX