Form 20-F/A
period 2002-12-31
BOOKHAM TECHNOLOGY PLC
filed 2003-09-10
CIK 1110647

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on September 10, 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

AMENDMENT NO. 1

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

*
Not for trading but only in connection with the registration of American Depositary Shares representing such ordinary shares pursuant to the requirements of the Securities and Exchange Commission.

        Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 204,950,872 ordinary shares

        Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days: Yes ☐ No ☐

        Indicate by check mark which financial statement item the Registrant has elected to follow:
Item 17 ☐ Item 18 ☐

EXPLANATORY NOTE

        While this Amendment contains certain information related to the first half of 2003, we have not generally updated the Annual Report on Form 20-F in order to preserve the nature and character of the disclosures set forth in the Annual Report as originally filed on March 19, 2003. As a result, with the limited exception noted, this Amendment to the Annual Report on Form 20-F continues to speak as of March 19, 2003.

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

WE HAVE GENERATED SUBSTANTIAL LOSSES TO DATE AND WILL GENERATE SUBSTANTIAL LOSSES IN THE FUTURE UNLESS WE ACHIEVE SIGNIFICANT REVENUE GROWTH

        We incurred substantial net losses in 2000, 2001 and 2002 and in the first half of 2003. In addition, while during the course of 2003 we have indicated that we believed we could potentially achieve break-even by the end of 2003, and intended to reduce our cash break-even point between £30 million ($48 million) and £35 million ($56 million) of revenue per quarter by the end of 2003, we believe that given current market uncertainties, it is not currently possible to predict when, or at what level, break-even operations will, if ever, be achieved. We may never generate sufficient revenues to achieve profitability. Even if we do achieve profitability, we may not sustain or increase profitability on a quarterly or annual basis in the future. To date, we have been financed largely by the capital contributions of our key investors, as well as approximately £297.4 million of net proceeds we received as a result of our initial public offering in April 2000 and our follow-on offering in September 2000. Our existing cash balances may not be sufficient to cover future losses.

OUR SUCCESS WILL DEPEND ON THE EXTENT TO WHICH DEMAND FOR OPTICAL COMPONENTS IMPROVES AND INCREASES AND THE GLOBAL ECONOMY IMPROVES

        Projections of dramatic growth in demand for bandwidth between 1999 and 2002 led to telecommunications carriers investing large amounts of capital in developing and expanding their optical networks. When the projected growth did not materialize in 2001, telecommunications companies ceased the expansion of their networks, and large portions of those networks remain unused. As a result, the demand by telecommunications carriers for systems declined dramatically in 2001 and, in turn, the demand for components supplied by us and other vendors to the systems providers also fell sharply. This decline in demand persisted in 2002. We are unable to predict whether and how long the decline in demand will last and, in particular, how long it will take before the excess capacity of existing network systems is fully utilized and demand for additional capacity generated. Continuing unfavorable economic conditions and reduced capital spending of a global nature has also affected demand for our products. We are unable to predict how long the economic slowdown will continue, and whether it will worsen. The continued uncertainties in the global economy make it difficult for us to anticipate revenue levels and therefore to make appropriate estimates and plans regarding management of costs. The decline in demand for optical components and the economic slowdown has had, and will continue to have, a material adverse effect on our results of operations, and we are not able to predict when this adverse effect will cease.

RISKS ASSOCIATED WITH THE ACQUISITION AND INTEGRATION OF THE ACQUIRED NORTEL NETWORKS BUSINESSES

Our debt re-payment obligations to Nortel Networks may affect our ability to operate our business.

        In connection with our acquisition of the optical transmitter and receiver businesses of Nortel Networks Corporation, referred to in this Form 20-F as the acquired Nortel Networks businesses, we have issued to Nortel Networks secured and unsecured interest-bearing loan notes in the aggregate amount of $50 million. The secured loan notes, in the aggregate amount of $30 million are secured against all of our capital equipment and all of the assets of the acquired Nortel Networks businesses. The secured loan notes bear interest at the rate of 7% per year, increasing 0.25% per quarter beginning three months after issue until re-payment, up to a maximum rate of 10% per year, and are payable in full no later than November 8, 2005. The unsecured loan notes, in the aggregate principal amount of $20 million, bear interest at the rate of 4% per year and are payable in full no later than November 8, 2007. We are required to repay the notes, in full or in part, at earlier times upon the occurrence of various events, including an equity or equity-linked financing by us. Repayment of these debts will reduce cash otherwise available to us to fund operations, expand our business or for other corporate obligations.

Difficulties associated with integrating the acquired Nortel Networks businesses could harm our overall business operations.

        Although we have made significant progress in integrating the acquired Nortel Networks businesses and have substantially implemented our integration plans ahead of the anticipated schedule, we are still in the process of consolidating the Ottawa, Canada, wafer fabrication facility into our Caswell, England, facility. We expect that this consolidation will be completed by the end of 2003. This consolidation will present challenges including:

  •
  maintaining quality standards while relocating the manufacturing activities to Caswell;

  •
  effectively integrating and organizing the retained employees with our existing employees;

  •
  retaining key employees; and

  •
  training our existing employees to operate the manufacturing lines associated with the products of the acquired Nortel Networks businesses and training retained Nortel Networks employees to operate our manufacturing lines.

        The success of our strategy depends on the success of the integration process. Although much of the integration is complete, there can be no assurance that the integration will be successful and it may result in unanticipated operational, developmental, personnel, or other problems. Any of these problems could adversely affect our results of operations. In addition, we have in the past and may in the future, incur special charges in connection with restructuring activities associated with the integration process, which could adversely affect our results of operations.

RISKS ASSOCIATED WITH OUR BUSINESS

We will be dependent on Nortel Networks as a customer over the duration of the Supply Agreement we have entered into with Nortel Networks Limited.

        In connection with our acquisition of the acquired Nortel Networks businesses in November 2002, we entered into a three-year, non-exclusive Supply Agreement with Nortel Networks Limited, a wholly-owned subsidiary of Nortel Networks Corporation. The acquired Nortel Networks businesses were historically dependent on their relationship with Nortel Networks Limited and, as a result, we expect to be highly dependent on sales to Nortel Networks Limited, at least during the term of the Supply Agreement. Historically, shipments of products to Nortel Networks Limited by the acquired Nortel Networks businesses have constituted over 73%, 52%, and 60%, respectively, of the total sales of these businesses in 2000, 2001 and the first half of 2002. In the first half of 2003, following the acquisition of the Nortel Networks businesses, the shipments of products to Nortel Networks Limited by the acquired Nortel Networks businesses constituted over 66% of the total sales of these businesses. In addition, Nortel Networks Limited, including its affiliates, has been one of our significant customers during the past three years with respect to sales of other Bookham products. During the six quarter period between November 8, 2002 and March 31, 2004 (the "Minimum Commitment Period"), Nortel

Networks Limited is obliged to purchase from us a minimum of $120 million of products and related services regardless of market demand, subject to our meeting certain customary performance criteria relating to quality and delivery, among other things. In the fourth quarter of 2002 and the first half of 2003 we sold Nortel Networks Limited $54.2 million of products and related services pursuant to the Supply Agreement. However, if Nortel Networks' financial condition deteriorates because the continued severe slowdown in the telecommunications industry or due to changes in its own financial position, Nortel Networks Limited may be unable to perform, in full or in part, its obligations under the Supply Agreement. Under certain circumstances, including a bankruptcy proceeding initiated by or against Nortel Networks and/or Nortel Networks Limited, amounts owing to us by Nortel Networks Limited might not be recoverable and the Supply Agreement might no longer be enforceable against Nortel Networks Limited. For the six months ended June 30, 2003, Nortel Networks reported a net loss of $150 million. Nortel Networks has previously announced workforce reductions and facilities closures. If Nortel Networks Limited is unable to meet its purchasing obligations under the Supply Agreement, or ceases to purchase a substantial amount of products from us after the Minimum Commitment Period, our results of operations and business prospects would be materially adversely affected.

We may not be able to retain Nortel Networks Limited as a customer after expiration of the Supply Agreement.

        Our revenues over the period of the Supply Agreement with Nortel Networks Limited may not be indicative of future revenues as there can be no assurance that Nortel Networks Limited will continue to purchase products in the same quantity after the expiration of the Minimum Commitment Period, or at all, after the expiration of the Supply Agreement. Our ability to retain Nortel Networks Limited as a customer after the Supply Agreement has expired will depend on Nortel Networks Limited's continuing needs for products supplied by us. Our revenues from Nortel Networks Limited were £10.7 million, or 31% of our total revenues for the year ended December 31, 2002, and £25 million, or 58% of our total revenues, for the first half of 2003. If sales under the Supply Agreement do not continue after the Minimum Commitment Period and/or the Supply Agreement expires, our revenues will be adversely affected.

We and our customers are each dependent upon a limited number of customers.

        Historically, we have generated most of our revenues from a limited number of customers. For example, in each of the three years ending December 31, 2002, and in the first quarter of 2003, sales to five customers accounted for approximately 80% of our net revenue. In this same period, sales to two of those customers, Nortel Networks and Marconi Communications, accounted for 55% and 19%, respectively, of our net revenue in 2000, 40% and 15%, respectively, in 2001, 31% and 38%, respectively, in 2002 and 60% and 13%, respectively, in the first half of 2003. In the second quarter of 2003, sales to Huawei accounted for a further 10% of our net revenue. Our dependence on a limited number of customers is due to the fact that the telecommunications equipment industry is dominated by a small number of large companies. That market is currently consolidating, thereby reducing the number of potential customers in the industry. This trend may further increase our dependence on a small number of customers. Similarly, our customers depend on a small group of telecommunications carrier customers. In addition, we expect to generate a significant amount of our revenues from supply agreements with Nortel Networks Limited and Marconi Communications. These supply agreements are of limited duration and Nortel Networks and Marconi may not continue as our customers after the agreements expire. The Marconi Communications supply agreement expires in December 2003, and the Nortel Networks supply agreement expires in November 2005. The loss of one or more of our customers could materially adversely affect our revenues and results of operations. In addition, many of our customers, and their telecommunications carrier customers, have been affected by the downturn in the telecommunications industry and are in poor financial condition. The condition of these companies may affect the amount and type of orders they are able to place with us or their ability to survive.

In order to fund our operations, increase manufacturing capacity or broaden our product range, we may need additional capital in the future that may not be available on acceptable terms, if at all.

        While we had approximately £71 million ($118 million) in cash deposits as at June 29, 2003, we also have debt repayment obligations in the aggregate amount of $50 million under the secured loan notes and the unsecured loan notes issued in connection with the acquisition from Nortel Networks. Our cash outflow from operations was £27.4 million ($45.5 million) for the first half of 2003. While we anticipate reducing our cash break-even point between £30 million ($48 million) and £35 million ($56 million) per quarter by the end of 2003, there can be no assurance that we will do so. Cash flow from operations is not presently sufficient to cover operating expenses and capital expenditure needs. As a result, we may need additional capital in the future to fund our operations, finance investment in equipment and corporate infrastructure, to increase the range of products we offer and respond to competitive pressures and perceived opportunities. There can be no assurance that additional financing will be available on acceptable terms, if at all. If we raise additional funds by selling equity securities, the relative equity ownership of our existing investors could be diluted and the new investors could obtain terms more favourable than previous investors. In addition, if we undertake equity or equity-linked financings prior to the repayment of the loan notes in full, we will be required to use the proceeds to repay all or a portion of the loan notes, depending on the amount of the equity or equity-linked financing. Any proceeds used for this purpose will not be available for other uses. If we raise additional funds through debt financing, we could incur significant borrowing costs. A failure to obtain additional funding could prevent us from making expenditures that would allow us to grow our business or maintain our operations.

        We have incurred significant restructuring charges as a result of restructuring activities, which could adversely affect our results of operations.

        In light of the restructuring and cost reduction measures that we have been required to take over the course of 2002 and 2003 in response to the depressed demand for optical components, we have incurred significant restructuring related charges. Such charges totaled £3.0 million ($4.8 million) and £1.8 million ($2.9 million), respectively, for the quarters ended March 30 and June 29, 2003, and we anticipate that they will total between £14 million ($22.5 million) and £16 million ($25.8 million) for the quarter ended September 29, 2003. These charges, along with any other charges, could significantly adversely affect our results of operations.

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

        For the year ended December 31, 2002, and the first half of 2003, our revenues were derived primarily from sales of products of the acquired Nortel Networks businesses to Nortel Networks Limited under the supply agreement and, to a lesser extent, from sales under the supply agreement with Marconi Communications and sales and development of our ASOC and related products. We believe that sales of the products we acquired in connection with the acquisition of the business and assets of MOC and the acquired Nortel Networks businesses in 2002 will continue to account for a substantial portion of our future revenues, at least through the term of our supply agreements with Marconi Communications and Nortel Networks Limited. In 2002, ASOC revenues constituted less than 10% of our total revenues and on July 30, 2003, we announced that we were discontinuing further ASOC investment. We therefore do not expect sales of those products to account for a significant percentage of our revenue for the foreseeable future. In connection with our acquisitions from Nortel Networks and MOC, we added several new products to our product line, some of which are not yet qualified for volume production. The term "qualified" is used to describe that the product has successfully completed a specific series of tests that demonstrate it meets both industry-wide standards and is suitable for customer specific use. We cannot assure investors that these products, or the proprietary technology upon which any of these products is based, will achieve broad market acceptance.

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

        To achieve commercial success with our product lines, we need to manage our inventory of component parts and finished goods effectively to meet changing customer requirements. The ability to accurately forecast customers' product needs in the current economic environment is very difficult. Some of our products and supplies have in the past and may in the future become obsolete while in inventory due to rapidly changing customer specifications or a decrease in customer requirements. If we are not able to effectively manage our inventory, we may need to write off unsaleable or obsolete inventory, which would adversely affect results of operations. We have from time to time incurred significant inventory-related charges. For example, in 2001 we incurred charges related to inventory write-downs on excess inventory of £4.65 million and, in 2002, we incurred charges related to inventory write-downs on excess inventory of £3.3 million ($5.3 million), which includes write downs of £1.2 million ($1.9 million) related to the downsizing of our ASOC product line. In the first half of 2003, we did not incur charges related to inventory write-downs on excess inventory. We may, however, incur significant similar charges in future periods. These charges, along with any other charges such as the special charges we incurred in 2001 and 2002 relating to restructuring activities, could significantly adversely affect our results of operations.

The inventory we acquired as part of the acquisition of the acquired Nortel Networks businesses may not prove to be saleable and may require further write-downs.

        We recorded a fair value of £26.4 million ($42.5 million) for the inventory we obtained with the acquired Nortel Networks businesses. In view of our limited experience in managing our business since the acquisition from Nortel Networks, and the difficulty in the current economic climate of forecasting customer needs, we cannot assure investors that this inventory is saleable. If this inventory becomes obsolete, we will be required to write-down its value. Although prior to completion of the acquisition of the Nortel Networks businesses our Chief Executive Officer stated that he believed the inventory from the Nortel Networks businesses could represent $100 million to $150 million in cash, this should not be relied upon as an indicator of the actual fair value of the acquired inventory, as this comment was a statement of our Chief Executive Officer's beliefs based on a preliminary assessment of the inventory prior to the completion of the acquisition of the Nortel Networks business and a final assessment of the value of the inventory had not been made at that time.

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

        Many of our new products must be tailored to customer specifications. As a result, we are constantly developing new products and using new technologies in those products. These products often take 12 to 18 months to develop because of their complexity and the changing customer specifications in the course of the development cycle. We fund a significant majority of the design work, but have in the past received small contributions from customers which we credit against research and development expenditure. In the event that a customer cancels or modifies a design project before we begin large-scale manufacture of the product and receive revenue from the customer, we will not be able to recover those expenses and results of operations will be adversely affected. It is difficult to predict with any certainty, particularly in the present economic climate, the frequency with which customers will cancel or modify their projects, or the effect on results of operations. The complex production process for these products requires careful and constant maintenance of fine tolerances that can be disrupted by unknown or unforeseen causes. These products may also contain defects when first introduced or as new versions are released. We could also incur significant unanticipated costs in attempting to complete the development of new products or to fix defective products.

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

        A significant and steady decline in the demand for optical components during 2001 and into 2002 resulted in marked underutilization of our manufacturing capacity and, in July 2002, we announced that we were closing our manufacturing facilities in Swindon, U.K. and Maryland, U.S. In addition, we acquired another manufacturing facility in Caswell, U.K. as part of the MOC acquisition, which is presently underutilized. We are currently in the process of closing our Ottawa, Canada manufacturing facility and transferring its operations to our Caswell site and closing our Abingdon, U.K. manufacturing facility. In connection with the acquired Nortel Networks businesses, we added four more manufacturing facilities located in the U.K., Canada and Switzerland, which are currently also underutilised. The fluctuations in customer demand, combined with the acquisition of this additional manufacturing space, present challenges and will require us to evaluate manufacturing capacity and to assess and predict demand appropriately in order to ensure availability and staffing of manufacturing facilities to meet that demand. Failure to do so on a timely basis could have an adverse impact upon gross margins or have the effect of increasing overall operating expenses.

We may be faced with product liability claims.

        Despite quality assurance measures, there remains a risk that defects may occur in our products. The occurrence of any defects in our products could give rise to liability for damages caused by such defects and for consequential damages. They could, moreover, impair the market's acceptance of our products. Both could have a material adverse effect on our business and financial condition. In order to mitigate the risk of liability for damages, we carry product liability insurance with a £10 million aggregate annual limit and errors and omissions insurance with a $5 million annual limit. There can be no assurance that this insurance could adequately cover our costs arising from defects in our products or otherwise.

We sell most of our new products at negative gross margins and declining average selling prices could adversely impact our ability to become profitable.

        We sell most of our new products at negative gross margins due largely to our fixed manufacturing overheads. If we are not able to improve manufacturing yields and decrease costs as the volume of new products increases, the impact of these negative gross margins could be exacerbated and could have an adverse effect on our financial results. Average selling prices for telecommunications optical components have declined in recent years and suffered from a sharp decline in 2001 and continued to decline in 2002. We anticipate that the average selling prices of our products will continue to decline over time. If we are unable to reduce manufacturing costs at least at the same rate, gross margins and financial results will be adversely affected.

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

        Companies in the industry in which we operate frequently receive claims of patent infringement or infringement of other intellectual property rights. In this regard, third parties may in the future assert claims against us concerning our existing products or with respect to future products under development. We have entered into and may in the future enter into indemnification obligations in favor of some customers that could be triggered upon an allegation or finding that we are infringing other parties' proprietary rights. We may need in the future to negotiate with holders of patents relevant to our business. We may not in all cases be able to resolve allegations of infringement through licensing arrangements, settlement, alternative designs or otherwise. We may take legal action to determine the validity and scope of the third-party rights or to defend against any allegations of infringement. In the course of pursuing any of these means we could incur significant costs and diversion of our resources. Due to the competitive nature of our industry, it is unlikely that we could increase our prices to cover such costs. In addition, such claims could result in significant penalties or injunctions that could prevent us from selling some of our products in certain markets or result in settlements that require payment of significant royalties that could adversely affect our ability to price our products profitably.

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

        We experienced a significant increase in the number of our employees, the scope of our operating and financial systems and the geographic area of our operations in 1999 and 2000. In 2001, however, we experienced a significant reduction in the number of employees and scope of our operations because of declining demand for our products. In addition, a number of our manufacturing facilities were under-utilized in light of reduced demand. In 2002, our employee numbers, scope of operations and the geographic area of our operations again significantly expanded through acquisitions, although the increase in our headcount was offset by planned employee reductions. In particular, the number of our employees increased from 226 at December 31, 1999 to 978 at December 31, 2000 and then decreased to 643 at December 31, 2001. As of June 29, 2003, our headcount was 1,865. This figure includes approximately 1,200 employees who transferred to us with the acquired Nortel Networks businesses, and reflects reductions according to plan, including those related to the closure of the Swindon, U.K. and Maryland, U.S., manufacturing facilities. In light of the current demand for our targeted markets, we have announced a further reduction in headcount of approximately 150 persons, principally in ASOC-related and research and development functions. In addition, we have decided to significantly downsize the manufacturing and development activities associated with our ASOC product line at our Abingdon facility as part of the realignment of our product lines. These recent significant changes in headcount have placed, and will continue to place, a significant strain on management and other resources. We are continuing to evaluate our operating expenses in light of our revenues. Future significant changes are likely as we respond to changes in the economy and continue our strategy of acquiring complementary businesses. There is a risk that, during such periods of growth or decline, management will not sufficiently coordinate the roles of individuals to ensure that all areas receive appropriate focus and attention. To manage our size effectively, we will need to continue to improve our operational, financial, accounting and management systems and to motivate and effectively manage our employees. We will also need to continue to establish and maintain adequate systems of control to support the size of our operations. If we are unable to manage our headcount, appropriate levels of manufacturing capacity and the scope of our operations effectively, the cost and quality of our products may suffer and we may be unable to attract and retain key personnel and develop and market new products. In addition, the reduction in research and development personnel may have an adverse impact on the development of new products and enhancement of existing product offerings.

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

        Our sales outside the United Kingdom, consisting primarily of sales in Canada and the United States, constituted 22% of our 2000 revenues, 39% of our revenues for each of 2001 and 2002 and 78% of our revenues for the first half of 2003. We anticipate that our sales outside the United Kingdom will increase significantly as a result of sales under our supply agreement with Nortel Networks Limited. Because we sell a significant portion of our products outside the United Kingdom, we are subject to additional risks related to operating in foreign countries. These risks include:

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

        The U.S. Internal Revenue Code of 1986, as amended, contains special rules relating to passive foreign investment companies ("PFICs"). A U.S. holder (as that term is defined in "Item 10: Additional information—Taxation—United States Federal Income Tax Consequences") who owns stock in a PFIC generally is subject to adverse tax consequences under these rules. These rules do not apply to non-U.S. holders. A company is treated as a PFIC if at least 75% of the company's gross income for a taxable year consists of "passive income," defined generally as income from passive investments, as opposed to operating income. A company is also treated as a PFIC if the average percentage of the value of its assets, including cash balances, that produce or are held for the production of passive income is at least 50%. The application of the gross income test in our particular circumstances is uncertain, as the calculation is complex when a company's gross margin is negative and our calculation is based on a US Internal Revenue Service private letter ruling which, although issued in similar circumstances, was issued to another taxpayer and would not necessarily be applied by the IRS to us in any audit or review. This could result in our classification as a PFIC in the future, even in a year in which we have substantial gross revenues from product sales. In addition, the proportion of our cash balances compared with our total assets may in the future result in our being a PFIC. There can be no assurance that we will in future years have sufficient revenues from product sales or sufficient non-passive assets to avoid becoming a PFIC.

        If we were classified as a PFIC, unless a U.S holder made a timely specific election, a special tax regime would apply to any "excess distribution", which would be your share of distributions in any year that are greater than 125% of the average annual distributions received by you in the three preceding years or your holding period, if shorter; and any gain realized on the sale or other disposition of the ordinary shares or ADSs. Under this regime, any excess distribution and realized gain would be treated as ordinary income and would be subject to tax as if the excess distribution or gain had been realized ratably over your holding period for the ordinary shares or ADSs. You will generally be required to pay taxes on the amount allocated to a year at the highest marginal tax rate and pay interest on the prior year's taxes. You may be able to ameliorate the tax consequences somewhat by making a mark-to-market election or QEF election, that is, an election to have us treated as a qualified electing fund for U.S. federal income tax purposes. You should consult your tax advisor of the consequences of our classification as a PFIC.

Your ability to bring an action against us may be limited under English law.

        We are a public limited company incorporated under the laws of England and Wales. The rights of holders of ordinary shares and, therefore, many of the rights of ADS holders, are governed by English law and by our memorandum and articles of association. These rights differ from the rights of shareholders in typical U.S. corporations. In particular, English law significantly limits the circumstances under which shareholders of English companies may bring derivative actions. Under English law generally, only we can be the proper plaintiff in proceedings in respect of wrongful acts committed against us. In addition, because several of our directors and a majority of our executive officers are residents of countries other than the United States, it may not be possible for you to effect service of process upon them in the United States. It may also be difficult for you to prevail in a claim against us, our officers and directors or the selling shareholders under, or to enforce liabilities based upon, U.S. securities laws.

The future sale of substantial amounts of our ordinary shares or ADSs could adversely affect our share price.

        In connection with our acquisition of the acquired Nortel Networks businesses, we issued to Nortel Networks 61,000,000 ordinary shares, which represents approximately 29.8% of our outstanding shares as of May 1, 2003. We also issued to Nortel Networks warrants over 9,000,000 ordinary shares. These warrants are immediately exercisable but may not be exercised to the extent that doing so would result in Nortel Networks owning 30% or more of our outstanding ordinary shares at the time of exercise. Certain other shareholders or groups of shareholders also hold significant percentages of our shares. For example, our directors collectively beneficially hold approximately 15.8%, and Marconi Optical Components Limited holds approximately 6.3% of our outstanding ordinary shares as of March 1, 2003. In addition, Nortel Networks and certain shareholders have the right to require us to register their ordinary shares in the United States. In particular, we have agreed to file a registration statement with the U.S. Securities and Exchange Commission to register the ordinary shares held by Nortel Networks or its affiliates at the time of registration (and any ADSs arising on conversion thereof) and we have further agreed to bear the cost of registration (excluding selling commissions and any fees and expenses related to converting ordinary shares into ADSs). Sales by Nortel Networks or other shareholders of substantial amounts of shares in the public or private market could adversely affect the market price of our ordinary shares or ADSs by increasing the supply of shares available for sale compared to the demand in the private and public capital markets to buy our ordinary shares or ADSs. These sales may also make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate.

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

        Our principal executive office is located at 90 Milton Park, Abingdon, Oxfordshire OX14 4RY, England and our telephone number is (011) (44) 1235 837 000. The address of our United States office is 10015 Old Columbia Road, Suite B-215, Columbia, Maryland 21046, and our telephone number at that location is (410) 290-6225.

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

        The acquired Nortel Networks businesses are principally located in Paignton, U.K., Zurich, Switzerland and Ottawa, Canada. A significant portion of the acquired Nortel Networks businesses is located in the United Kingdom, near our head office. We believe that the acquisition will provide synergies and economies of scale which will lead to increased cost efficiencies. In particular, the acquisition permits us to realign our production facilities to centralize certain functions in existing or acquired facilities and close other facilities, thereby reducing the costs of operating overlapping facilities. For example, we have consolidated all of our assembly and test work into the Paignton facility acquired from Nortel Networks and are in the process of re-locating the activities of the former Nortel Networks facility in Ottawa to our plant in Caswell. Anticipated cost savings include those associated with the workforce reductions that will accompany this restructuring of our facilities, a decrease in depreciation charges due to a write down of the assets we purchased from Nortel Networks, and elimination of areas of duplication, including sales and marketing and finance and administration. While we anticipate reducing our cash break-even point between £30 million ($48 million) and £35 million ($56 million) per quarter, there can be no assurance that we will do so.

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

        In August 2002, we sold a majority of our interest in Measurement Microsystems A-Z, Inc., a company whose shares we had acquired in January 2001, to a company backed by the former management of Measurement Microsystems for consideration representing less than 1% of our net assets at the time. We retained a 25% interest in the shares of Measurement Microsystems. However, it was agreed that we would not hold any positions on the board of directors of Measurement Microsystems, would not have any involvement in the day-to-day running of Measurement Microsystems, and would not include any of the ongoing operations and cashflows of Measurement Microsystems in our consolidated accounts. The terms of the transaction permit us to continue to use Measurement Microsystems' patented optoelectronic technology pursuant to a license agreement.

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

Supply agreements

        In connection with our acquisition from Nortel Networks, we entered into a Supply Agreement with Nortel Networks Limited, a wholly-owned subsidiary of Nortel Networks. Under the agreement, Nortel Networks Limited has agreed to purchase a minimum of $20 million per quarter, or $120 million total, of optical products and related services from us over a period of six quarters from completion of the transaction on November 8, 2002. If purchases in any quarter of the six quarter term are within 15% of $20 million Nortel Networks Limited is permitted to roll over the shortfall to a succeeding quarter. In addition, over the three years following completion, Nortel Networks Limited has agreed to purchase from us agreed percentages on a product-by-product basis of its total component requirements for the optical components products that were being supplied to Nortel Networks by the acquired Nortel Networks businesses (approximately 800 optical component products), subject to our meeting certain customary performance criteria relating to price, quality and delivery, among other things. The individual percentages will vary for each product from year to year and, in the majority of cases, will vary in range from 50% to 100% of Nortel Networks Limited's requirements for these optical component products. For the transmitter and receiver product portfolio the target starts at 80%, reducing to 60% at the end of the three year period; for the amplifier product portfolio the target starts at 65% and reduces over the three year period to 50%. These product portfolio target allocations are non-binding. The agreement can be terminated by either party following a material breach of the agreement by the other party, following a cure period and after a full dispute resolution process has been followed. It can also be terminated upon the bankruptcy or insolvency of either party. The agreement is governed by the laws of the State of New York.

        In connection with the MOC acquisition in February 2002, we entered into a non-exclusive supply agreement with Marconi Communications, Inc., a wholly-owned subsidiary of Marconi plc, under which Marconi Communications will, subject to certain performance and capacity terms, purchase a minimum of £30 million ($48.3 million) of components from us over an 18-month period, originally to expire on August 1, 2003, for incorporation into certain Marconi products. In January 2003, we and Marconi Communications amended the Supply Agreement to extend its term to December 31, 2003 and to adjust the timing of the minimum purchase commitments for 2003. There has been no change to the total minimum purchase commitment under the agreement. The agreement can be terminated by either party for material breach of the agreement, following a 30 day cure period. The minimum purchase commitment is preserved where termination follows a material breach by Marconi. The agreement can also be terminated upon the bankruptcy or insolvency of either party. The agreement is governed by the laws of England.

Operational developments

        In February 2003, we announced our decision to significantly downsize the manufacturing and research and development activities associated with our ASOC product line at our Abington facility in order to focus our resources on those product lines that are producing revenue and are expected to produce revenue in the short and medium term. These include the product lines we acquired in connection with the acquisitions from MOC and Nortel Networks. We anticipate that this decision will involve a reduction in our number of employees by approximately 200 people. We will continue to sell and support ASOC-based passive products, including the four channel EVOA, which are qualified, and shipping to customers. We will also retain a dedicated ASOC team to continue development work and maintain our wafer fabrication facility. We continue to believe that there is value and a future revenue opportunity for our ASOC platform. However, current market conditions have required us to focus on revenue-generating activities and it is not clear when we will be able to again focus on the opportunities we believe are presented by our ASOC platform.

        In July 2002, we announced the closure of our facilities in Swindon and Maryland, and the consolidation of our ASOC manufacturing to the Abington site. We believe that these closures will reduce costs without an adverse impact on manufacturing capacity or on future sales ramp-up.

Governmental Regulation

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

Our Expanded Product Offering

        We design, manufacture and market components that generate, detect, route, amplify and control light signals primarily in telecommunications networks. We now have three key technology platforms based on gallium arsenide, indium phosphide and silicon. Gallium arsenide is a compound used to create a variety of semiconductor devices, including devices for a wide range of optical applications, such as modulators and transmitters. Indium phosphide is a compound used in the creation of laser diodes and similar devices to generate light signals at specified wave lengths. Our silicon technology platform uses optical waveguides formed in silicon principally for passive components and larger, integrated semiconductor devices. In addition to these three technology platforms, we also have advanced capabilities in laser diodes used to power laser amplifiers and in the vertically integrated business of optical amplifiers, including intelligent electronics to control optical component systems.

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

  •
  Transceivers.    A transceiver is a combination of a transmitter and a receiver operating together. Transceivers and transceiver modules allow bi-directional communication on a single optical fibre, thereby freeing up capacity in congested networks and reducing the number of fibers required in new networks. Our transceivers support data rates up to 1.2 Gb/s.

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

  •
  Amplifiers.    Erbium doped fibre amplifiers, or EDFAs, are used to boost the brightness of optical signals and offer compact amplification for ultra long-haul, long-haul and metro networks. We offer a semicustom product portfolio of multiwavelength amplifiers from gain blocks to full card level solutions for use in wide bandwidth WDM optical transmission systems. We also offer lower cost narrow band mini-amplifiers.

  •
  Pump laser chips.    Pump laser diodes are a type of semiconductor laser that convert electrical energy into light output. 980nm pump laser diodes are designed for use as high-power, reliable pump sources for erbium doped fibre and waveguide amplifiers. 980nm pump laser modules are designed as pump sources for EDFA applications. Uncooled modules are designed for low-cost, reliable amplification for metro, cross-connect or other single/multi channel amplification applications. We also offer 1480 pump modules which are capable of output of up to 300 mW and are stable over both time and temperature.

  •
  PIN Photodetectors.    Photodetectors are typically used to monitor the optical power where a portion of the signal is "tapped off" at the optical fiber. A PIN is a short hand description for the composition of a photodiode, which converts pulses of light into an electrical signal. Our PIN photodetectors are specifically designed for use in local area networks and fibre-optic links where components with low optical reflections are of prime importance.

  •
  Transponder modules.    A transponder module provides both transmitter and receiver functions. Electrical circuitry is included in the transponder, to control the laser diode and modulation function of the transmitter as well as the receiver electronics. These modules include a serializer that accepts simultaneous inputs of data at a data rate that is convenient for interface to a wide range of electronic circuits. These parallel data streams are electronically multiplied together to form an aggregated stream of data at a much higher data rate. The transponder disaggregates the data into individual data streams. These modules include small form factor modules for both intermediate and long reach applications.

  •
  Multiplexers and demultiplexers.    A multiplexer combines multiple wavelengths of light and a demultiplexer performs the reverse function. These products are designed for DWDM systems which allow optical cross connection and wavelength routing applications.

  •
  Multi-channel electronic variable optical attenuators (VOAs).    A VOA allows controlled reduction of the brightness or power of a light signal. Our VOAs allow precise adjustment of power levels, enabling optical signals to be redirected and on and off systems and transmission imbalances in DWDM systems to be corrected.

  •
  Channel monitors.    These monitors assist in networking monitoring and control.

  •
  Monolithic microwave integrated circuits (MMICs).    MMICs are electronic integrated circuits that work in electronic applications over a wide range of frequencies. Applications for MMICs include aerospace, military, instrumentation and communication.

  •
  Modulator chips.    A modulator chip allows the electrical carrier wave signal to be varied as the information to be transmitted on that signal fluctuates. We produce these chips as a component for OEM manufacture.

  •
  TOA/ROA.    Transmitter optical assemblies (TOAs) and receiver optical assemblies (ROAs) are card-level transmitter and receiver assemblies for Nortel Networks 10 Gb/s transport systems. These are integrations of several individual optical components onto one circuit board which contain components sourced both internally and from third parties.

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

Competition

        We believe that our principal competitors are the major suppliers of optical components and modules, including both vendors selling to third parties and components companies owned by large telecommunication equipment manufacturers. Specifically, we believe that we compete against two main categories of competitors:

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

        The following discussion contains certain financial measures that exclude exceptional items under U.K. GAAP. This information is intended to complement our results reported in accordance with U.K. GAAP. A summary of the main differences between UK GAAP and US GAAP as they relate to us is set out in Note 30 of Notes to the Consolidated Financial Statements. We have excluded exceptional items because we do not consider them in evaluating our ongoing operations. We believe that presenting financial measures exclusive of exceptional items helps identify trends in our business, and we use these measures to establish budgets and operational goals, to manage our business and evaluate our performance. Our Consolidated Financial Statements, included elsewhere in this Form 20-F, contain, for the year ended December 31, 2002, a reconciliation of these financial measures before and after inclusion of exceptional items.

Overview

        Our business has changed significantly in response to the dramatic decline in the industry over the past two years. In 2000, our business was entirely driven by our proprietary ASOC platform, which we introduced commercially in 1997, and which enables us to use silicon to build integrated fibre-optic devices. In response to market conditions, in early 2003 we announced that we would be substantially reducing the resources devoted to development of our ASOC platform by, among other things, reducing the number of employees dedicated to ASOC work from approximately 250 to approximately 50 and focusing our development efforts on a more limited number of ASOC products. Our ASOC products are based upon use of silicon technology to produce passive products and fully integrated optical components. As ASOC is an innovative technology, development and qualification of ASOC products typically continues to require a significant investment on the part both of us and our customers. We have determined that in today's marketplace, customers are more likely to purchase transmitters, lasers and receivers as separate building blocks for the terminals of communications networks, and favor traditional technologies that require less development investment and involve less risk. As a consequence, we have concentrated our current efforts on gallium arsenide and indium phosphide products, typically "active products" that can be bought as individual components and integrated at the times and in the manner that our customers desire. We intend to continue to sell those ASOC products that are qualified and to develop the ASOC platform consistent with our overall objective of controlling expenses and meeting customer requirements in a challenging market environment. The term "qualified" means that the product has successfully completed a specific series of tests that demonstrate it meets both industry-wide standards and that it is suitable for customer specific use.

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

Accounting for Acquisitions and Goodwill

        We have accounted and will continue to account for acquisitions using the acquisition method of accounting. This accounting method requires us to allocate the consideration for the purchase to the acquired assets and liabilities on the basis of fair value at the date of acquisition. The allocation of the purchase price is highly judgmental. Management determines fair value by considering relevant information such as the current cost of similar assets, if available, and the book value of similar assets, and by making judgments about the obsolescence of the assets, based on market conditions and the likelihood of substitute technologies becoming available, with input from independent appraisers.

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

Accounting for Acquired In-Process Research and Development Under U.S. GAAP

        In connection with the acquisitions during 2002 of the assets of Marconi Optical Components Limited and the acquired Nortel Networks businesses, we recorded charges under U.S. GAAP for acquired in-process research and development, or IPR&D, amounting to £4.2 million ($6.8 million) and £4.6 million ($7.4 million) respectively. In connection with the acquisition of Measurement

Microsystems A-Z Inc in 2001, we recorded a charge of £6.5 million for acquired IPR&D under U.S. GAAP. These charges are not made under UK GAAP. Management is primarily responsible for estimating the fair values of IPR&D, although the assistance of independent appraisers is sought in all cases.

        As of the dates of each IPR&D valuation, the projects assessed had not yet demonstrated technological or commercial feasibility, and the technology did not have an alternative future use. Therefore, the fair values were expensed at the relevant date of acquisition.

        The allocations of the consideration of each acquisition represented the estimated fair values based on discounted cash flows relating to incomplete research and development projects. The calculations aimed to estimate the values required to develop each project into a commercially viable product, taking account of anticipated future revenues and the remaining costs of completion. Consideration was given to the outstanding direct expenses, any contribution of other assets, charges resulting from UK corporation tax, the degrees of completion and the relative risks attributable to each project. All operating cash flows were discounted at appropriate rates.

        The revenue estimates assumed that the development and marketing of the projects would be successful, and that their commercialization would correlate to management's current forecasts. Sales were forecast to decline over each product's expected economic life as new versions were introduced either by us or competitors.

        In each case, our estimates used in valuing IPR&D were based upon assumptions which we believe are reasonable, but which are inherently uncertain and unpredictable. The assumptions may be incomplete or inaccurate, and no assurance can be given that unanticipated events and circumstances will not occur. Accordingly, actual results may vary from the projected results. Any such variance may have a material adverse effect on our financial condition and reported results of operations.

        In identifying the programs to be valued, we have distinguished between two main areas of research and development. Pure research of a given technology application is referred to as Technology Research. New Product Introduction ("NPI") follows on from this stage, developing a known technology from initial identification of an application with a market opportunity, through design and testing, to implementation and delivery of products to a customer.

Acquisition of Marconi Optical Components

        In connection with the acquisition of the assets of MOC, £4.2 million ($6.8 million) of the £21.2 million ($32.4 million) total consideration under U.S. GAAP was allocated to IPR&D projects.

        The projects under development at the acquisition date were expected to result in a portfolio addressing tunability, bandwidth, integration, amplification, and managed optical networks. The expected dates of release of these projects ranged from seven to seventeen months from the date of acquisition.

        There were three main programs acquired in the NPI stage of development. All estimated costs to complete were to be funded from current cash reserves in Bookham, unless stated to the contrary. The current status of each category is given below:

  •
  Fast tuning, wide coverage, tunable lasers:    The estimated costs to completion, as at the date of acquisition, were assessed at £2.2 million ($3.5 million) (including an element funded from Marconi). Development of these products was suspended post-acquisition in favour of alternative technologies. The feasibility of the products has, however, been demonstrated and the product introduction will be reviewed again in the fourth quarter of 2003.

  •
  10G Transmitters:    The estimated costs to completion, as at the date of acquisition, were assessed at £3.4 million ($5.5 million) (including an element funded from Marconi). This program was rephased as a result of wafer fab and assembly and test facility transfers, resulting in a potential loss of revenue of approximately $1 million. The program is now expected to be completed during the second half of 2003.

  •
  40G Transmitters and Receivers:    The estimated costs to completion, as at the date of acquisition, were assessed at £4.1 million ($6.6 million). Following the acquisition, the program was suspended as the market conditions for acceptance of this product have changed, and there was overlap with products being developed/marketed by NNOC. There are no plans at this stage to continue with this program.

        In determining the discount rate to be applied, a base rate of 30% was used, equivalent to our weighted average cost of capital at the date of acquisition. A premium related to the additional risk associated with each project was added to the base rate. Due to the different weightings given to the additional risks, the resultant discount rates fell within the range of 40-45%, the higher end being attributable to those products whose revenues would commence in the year ended March 31, 2004.

Acquisition of the Acquired Nortel Networks Businesses

        Of the total consideration under U.S. GAAP of £75.3 million ($121.2 million) for the acquired Nortel Networks businesses, the allocation to acquired IPR&D projects was £4.6 million ($7.4 million).

        The projects under development at the acquisition date were expected to result in a portfolio addressing tunability, bandwidth, integration, amplification, and managed optical networks. These projects were split into two distinct categories: New Product Introductions, or NPI, and Technology Programmes, or TP. TP relates more to the research stages of the project lifecycle, while NPI relates principally to the development stages. The TP projects which meet the criteria for recognition as IPR&D were assessed as requiring between 1 and 1 1/2 years before attaining NPI status. With regard to the NPI projects, percentage completion ranged from 10-90%, and the expected release dates of the commercially viable products varied between December 2002 and August 2003, depending on the project.

        There were three main categories of program acquired in both the NPI and the Technology Research stages of development. All estimated costs to complete were to be funded from current cash reserves in Bookham. The current status of each category is given below:

        NPI

  •
  Amplifiers:    Revised estimates of the costs to complete are £200,000 ($322,000). The completion dates for the projects in this category have been pushed back to later in 2003. No significant impact on revenue is anticipated.

  •
  Pumps:    Revised estimates of the costs to complete are £70,000 ($112,000). One of the projects—G07 Pumps—has been successfully released, while the other—low cost cooled pump modules—has been pushed back to the fourth quarter 2003. No significant impact on revenue is anticipated.

  •
  Transceivers:    The majority of the projects in this category have successfully been released, or have been delayed into the third and fourth quarters of 2003 with no customer impacts. Three projects have been reclassified as Technology Research, as the required technology was not yet mature. The revenue impact of this is approximately £300,000 ($483,000). The remaining two projects have been extended out into early 2004, with likely impacts on revenue of approximately £500,000 in 2003 ($805,000) and £1.5 million ($2.4 million) in 2004. The revised estimate of the costs to complete these projects is £350,000 ($563,000).

        Technology research

  •
  Amplifiers:    Activity on these projects has slowed significantly due to weakening market demand and pricing pressure. No business decisions have yet been made on whether to take them to full development.

  •
  Pumps:    As of the end of the second quarter of 2003, the Pumps projects have been terminated.

  •
  Transceivers:    These technology programs have been extended out to between late 2003 and mid 2004. All programs are ongoing, but timescales cannot be precise by the very nature of the research, and decisions as to appropriateness of transitions into the NPI phase are made on the basis of regular deliverables that we track.

        In determining the discount rate to be applied a base rate of 20% was used, equivalent to our weighted average cost of capital at the date of acquisition. A premium related to the additional risk associated with each project was added to the base rate. Due to the different weightings given to the additional risks, the resultant discount rates fell within the range of 30-35%.

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

Results of Operations for Fiscal Years Ended December 31, 2002, 2001 and 2000

Revenues

        Revenues increased from 2001 to 2002 by 58% from £21.9 million to £34.6 million ($55.7 million), and decreased from 2000 to 2001 by 13% from £25.2 million to £21.9 million. The increase in 2002 was primarily the result of sales to Nortel Networks Limited from the acquired Nortel Networks businesses and from sales to Marconi following the purchase of Marconi's optical components business, whereas the decrease in 2001 was due to the overall decline in demand in the optical components industry during the year. Substantially all of our revenues are generated from the sale of our optical component products. In the past, a portion of our revenues was generated from development contracts. For example, we generated £1.1 million from development contracts in 2000 but negligible revenue in 2002. This decline is the result of our strategic focus on product sales rather than development contracts.

Cost of sales

        Our cost of sales consists of the costs associated with manufacturing our products, and includes the purchase of raw materials, labor and related overhead. It also includes the costs associated with underutilized production facilities and resources, or overhead, as well as the charges for the write-down of impaired manufacturing assets or restructuring related costs which are considered exceptional items and are discussed below under the heading "Exceptional Items". Charges for inventory obsolescence, the cost of product returns and warranty costs are also included in cost of sales. Costs and expenses of the manufacturing resources which relate to the development of new products are included in research and development. Our cost of sales, including exceptional items described below, increased significantly from £47.5 million in 2001 to £74.2 million ($119.5 million) in 2002. This increase was due to the exceptional items, the costs of the acquisitions from MOC and Nortel Networks and, to a lesser degree, the higher direct product costs related to higher revenues. In 2001, our cost of sales, before exceptional items, was £30.2 million, which represented a 5% decrease over 2000 cost of sales due to our efforts in 2001 to reduce our fixed manufacturing overhead costs in view of changed market conditions and deteriorating customer demand.

Gross Profit/Loss

        Gross profit or loss consists of net revenues less cost of revenues and gross margin is the gross loss as a percentage of revenue. In 2002, our gross loss was £39.6 million ($63.8 million), or 115% of revenues, compared with a gross loss of £25.6 million, or 117% of revenues, in 2001 and a gross loss of £5.5 million, or 21% of revenues, in 2000, all including exceptional items described below. The impact of a high fixed cost base from the acquisitions from MOC and Nortel Networks was the primary factor for the higher gross loss and gross margin loss in 2002 over 2001. The higher gross loss and gross margin loss in 2001 over 2000 was the result of the higher fixed costs of our capacity expansion in 2000, which became significantly underutilized in 2001 and which we shut down in 2002. Gross loss in 2000 was primarily due to the impact of start-up costs relating to new products.

Research and Development Expenses

        Research and development costs including exceptional items decreased in 2002 from £77.6 million in 2001 to £39.8 million ($64.1 million) in 2002, principally as a result of our continued cost cutting measures. Those costs increased from £17.4 million in 2000 to £77.6 million in 2001 as a result of exceptional items as described below and our continued dedication of significant resources to developing our technology, with particular focus in 2001 on DWDM products. In 2000, spending on research and development represented 66% of total net revenues; in 2001, it represented 354% of total net revenues; and in 2002, it represented 101% of total net revenues. Research and development spending as a proportion of revenues has generally been much larger than that of comparable-sized companies in our industry, and often similar, in terms of total spending, to that of much larger companies. We have reduced our workforce on several occasions over the past several years, and as part of those reductions, have reduced the level of our research and development staff. This has reduced personnel costs, and resulted in a contraction in the number of projects being worked on, and in turn resulting in reductions in associated spending on supplies and services. We continue to view research and development as a principal strategic investment but have taken significant restructuring actions to minimize our research and development expenses.

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

Selling, General and Administrative Expenses

        Selling, general and administrative costs, including exceptional items, decreased 1% from £21.3 million in 2001 to £21.1 million ($34.0 million) in 2002, and increased 52% from £13.9 million in 2000.

        Sales and marketing costs increased to £5.7 million in 2002 from £5.1 million in 2001 (12% increase) and £4.4 million in 2000 (30% increase). As a percentage of revenues for the year, sales and marketing costs represented 16% in 2002, 23% in 2001, and 17% in 2000, reflecting an ongoing program to increase revenues in a period of lower demand across the industry.

        General and administrative costs increased to £11.7 million in 2002 from £10.7 million in 2001 (9% increase) and £9.5 million in 2000 (23% increase). The increase in expenditure in 2002 reflects the inclusion of the operations of the acquired Nortel Networks businesses in the fourth quarter of 2002, which contributed £1.6 million to the total general and administrative expenditure in the year, partially offset by the continuing process of cost reduction efforts throughout 2001 and 2002.

        Exceptional items included within the total for selling, general and administrative costs were £3.7 million ($6.0 million) in 2002, £5.5 million in 2001 and £nil in 2000. Further detail of these costs is given below.

Exceptional Items

        In 2002, we incurred exceptional items under U.K. GAAP in the amount of £36.7 million ($59.1 million). Of these charges, £29.3 million ($47.2 million) related to our decision to significantly reduce our efforts on the ASOC product line, and included £25.1 million ($40.4 million) for the impairment of equipment used in our ASOC product line, £1.2 million ($1.9 million) for inventory and £3.0 million ($4.8 million) for purchase commitments. Also included in exceptional items in 2002 was £5.1 million ($8.2 million) related to the closure of our Maryland and Swindon sites, which had been manufacturing ASOC products. In 2001, we had exceptional items in the amount of £62.8 million. Of this amount, £22.3 million was due to the write-off of goodwill and other intangibles related to our acquisition in 2001 of Measurement Microsystems, as the result of our later decision to discontinue development efforts and close the operation. We also wrote down £28.9 million of facilities and equipment considered excess and took £4.7 million provisions for excess inventory and purchasing commitments. Additional involuntary termination charges associated with the downsizing of our Abingdon site were recorded in 2003.

        The following table reconciles the exceptional items reported above with the exceptional items reported in our financial statements on page F-13.

	ASOC
Cost Categories			Closure Costs
	Equipment	Inventory		Other	Total
Closure Costs	—	—	5,127	—	5,127
Tangible Impairments	24,060	—	—	—	24,060
Intangible Impairments	3,997	—	—	—	3,997
Inventory Provisions	—	1,237	—	10	1,247
Stock Cancellation Charges	—	—	—	(267)	(267)
Redundancy	—	—	—	2,499	2,499

	28,057	1,237	5,127	2,242	36,663

        We have implemented three significant exit programs during 2001 and 2002, all of which related to the ASOC-based product family. During 2001 and 2002, management performed reviews of the market conditions for ASOC products, and each time concluded that the market for these products was in decline. As a direct result, management determined that the most economically viable course of action would be initially to close the Maryland and Swindon sites, and subsequently, at the Abingdon site, to close the production and a significant portion of the research and development facility associated with ASOC.

        Each exit program identified the associated employees and product lines that would be terminated, resulting in excess inventory and fixed assets. A complete program of employee consultation was conducted prior to each closure, and measures were put into place to ensure that key personnel were retained as long as necessary. Inventory build-outs were planned, and communication was made with customers that would be affected by the closure of certain product lines and research projects. Prior to closure of the Maryland and Swindon sites, a small portion of the assets were transferred to other Bookham sites. The remaining assets were auctioned to third parties for an aggregate of approximately £200,000 and unsaleable items were scrapped.

        The closure of the Maryland site was completed in December 2002. All production at the Swindon facility was terminated and the premises were vacated during the summer of 2002. We retained the land associated with the Swindon site but are currently seeking buyers for that site.

        We anticipate completing the Abingdon program in the third quarter of 2003, although significant progress has already been made with regard to releasing employees and closing down manufacturing lines.

        In connection with these exit programs, we anticipate annualized cost savings of approximately £27.1 million based on normal pre-closure run rates for the associated sites. These costs include payroll costs, site and equipment rentals, utilities and services costs, and materials expenditure, and the savings will primarily affect the manufacturing and research and development lines in our income statement. The full impact of these savings will not be reflected in our financial statements until the programs are completed.

        In 2001 we incurred charges related to inventory write-downs on excess inventory of £4.65 million and, in 2002 we incurred charges related to inventory write-downs on excess inventory of £3.3 million ($5.3 million), which includes write downs of £1.2 million ($1.9 million) related to the downsizing of our ASOC product line. During the relevant periods, inventory was written down or written off in our ASOC, transceiver and amplifier product categories.

        When calculating the levels of write-downs, consideration was given to internal six-month marketing and sales forecasts, as well as, in the case of raw materials, sales and operations planning, in order to produce estimates of the final quantity of finished goods that would be produced. The total amount of forecast finished goods was compared to the sales forecasts, and the difference was written down. Raw materials were written down to the extent not required by management's sales and operations plan. We consider inventory levels at customers but do not formally obtain confirmation of these levels. No inventory is held by distributors. We have limited ability to reduce orders with suppliers. Previous experience has indicated that the usual negotiation process results our having either to take the full order or to pay a termination penalty in lieu of receiving the products.

        We currently have no plans to dispose of these items of inventory either as a customer sale or as scrap. None of the items provided in 2002 have been sold since the year end. Future sale of these items would be likely only if there were a timely and significant improvement in the status of our markets and customers. As a result, it is currently not expected that this inventory will have any impact on future profit margins.

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
	(in thousands)
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

        The following table sets out the compensation, excluding share options, paid to or accrued on behalf of our directors for the year ended December 31, 2002:

Name	Salary, Fees, Cash Benefits	Bonus	Benefits In Kind	Pension Contributions	Total 2002		Total 2001
	(in thousands)
Andrew G. Rickman	£166.7	£11.3	£16.7	£21.7	$348.4	£216.4	£274
David Simpson	£6.5	—	—	—	$10.5	£6.5	£7
Giorgio Anania	£189.8	£172.0	£10.9	£15.9	$625.6	£388.6	£237
Lori Holland(1)	£39.7	—	—	—	$63.9	£39.7	£65
W. Arthur Porter	£6.5	—	—	—	$10.5	£6.5	£6
Jack St. Clair Kilby	£5.6	—	—	—	$9.0	£5.6	£6
Robert J. Rickman	£6.5	—	—	—	$10.5	£6.5	£6
Joseph Cook	£1.9	—	—	—	$3.0	£1.9	£6

(1)
Payments made to Ms. Holland pursuant to her director's fee agreement and consulting agreement with us are included in these figures.

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

Name	Number of Shares Held	Percentage	Number of Shares Attributable to Exercisable Options	Shares Underlying Options Granted		Exercise Price (£)(1)	Date of Grant	Expiration Date
Andrew G. Rickman(2)	27,673,809	13.50	0	n/a		n/a	n/a	n/a
David Simpson	922,649	*	486,088	333,600 76,110 64,378 12,000		0.847 1.200 3.230 0.790	04/15/98 06/18/99 04/30/01 06/12/02	04/15/08 06/18/09 04/30/11 06/12/12
Giorgio Anania	1,662,804	*	1,425,174	280,000 180,000 600,000 180,000 1,000,000 224,000 1,207,360	(4) (4)	1.083 1.200 1.200 10.000 1.710 1.220 0.780	09/07/98 03/24/99 04/02/99 03/13/00 08/03/01 02/08/02 11/14/02	09/07/08 03/24/09 04/02/09 03/13/10 08/03/11 02/08/12 11/14/12
Lori Holland	408,826	*	408,826	256,338 76,110 64,378 12,000		1.083 1.200 3.230 0.790	01/20/99 06/18/99 04/30/01 06/12/02	01/20/09 06/18/09 04/30/11 06/12/12
Stephen Abely	—	*	—	—		—	—	—
Stephen Turley	—	*	—	—		—	—	—
Liam Nagle	—	*	—	—		—	—	—
Michael Scott	—	*	—	—		—	—	—
W. Arthur Porter	319,613	*	319,613	243,235 64,378 12,000		0.847 3.230 0.790	04/15/98 04/30/01 06/12/02	04/15/08 04/30/11 06/12/12
Jack St. Clair Kilby	128,346	*	128,346	76,110 40,236 12,000		4.322 3.230 0.790	01/31/00 04/30/01 06/12/02	01/31/10 04/30/11 06/12/12
Robert J. Rickman(3)	1,301,366	*	152,488	76,110 64,378 12,000		1.200 3.230 0.790	06/18/99 04/30/01 06/12/02	06/18/09 04/30/11 06/12/12
Joseph Cook	0	—	n/a	n/a		n/a	n/a	n/a

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

        The following tables indicate the average number of our employees during each of the last three fiscal years, broken down geographically and by activity:

	2002	2001	2000
Geographic Region
United Kingdom	944	722	605
USA	40	36	6
Rest of World	67	20	4
Total	1,051	778	615
Activity
Research and development	283	266	169
Sales and marketing	55	48	33
Manufacturing	635	387	348
Finance and Administration	78	77	65
Total	1,051	778	615

Employee Share Schemes

        Our Board of Directors and shareholders have approved several share schemes under which eligible employees and directors may obtain share options. The main features of these plans are summarized below.

2001 Approved Employee Share Option Scheme

        The 2001 Approved Employee Share Option Scheme was adopted in February 2000 and approved by the U.K. Inland Revenue in 2001. Our executive directors and employees, including the employees of our subsidiaries, are eligible to participate in this scheme. We may grant options to those eligible employees selected by the Compensation Committee. Options may be subject to performance criteria. The option price is the market value of the shares on the date of grant. Options are normally exercisable, subject to any performance condition being satisfied, between the third and tenth anniversaries of grant. No option may be exercisable more than ten years after its grant. As of December 31, 2002 there were no options outstanding under this scheme.

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

(5)
BNY (Nominees) Limited is the record owner of our ordinary shares represented by ADSs in connection with the Bank of New York's service as our depositary for ADSs.

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

Item 8: Financial Information

        See "Item 17: Financial statements" and pages F-1 through F-41.

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

        The secured notes bear interest at the rate of 7% per year, which will increase by 0.25% per quarter beginning three months after issue, to a maximum of 10% per year, and will be payable in full on the third anniversary of completion, or November 8, 2005. Our obligations under these notes are secured by certain collateral, including the assets of the acquired Nortel Networks businesses (other than inventory) and certain of our capital equipment. The notes must be repaid, in whole or part, at earlier times if certain events take place. In the event of an equity issue or equity-linked financing, we will have to prepay the secured notes as follows: 50% of the net proceeds on the first $50 million raised and 40% of the amount by which net proceeds exceed $50 million. In the event of an equity issue or equity-linked financing, we will also have to prepay the unsecured notes to the extent that the net proceeds exceed $100 million. If we sell any of the collateral that secures the secured loan notes, we will be required to prepay the notes to the extent that net proceeds of that sale exceed $30 million. If we experience a change in control, or default on any of our material debt obligations, we are required to prepay both the unsecured and secured notes in full. The unsecured notes bear interest at the rate of 4% per year and are payable in full on the fifth anniversary of completion, or November 8, 2007. These notes must also be repaid, in part or in full, upon the occurrence of the events described above.

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

        The application of the gross income test in our particular circumstances is uncertain, as the calculation is complex when a company's gross margin is negative and our calculation is based upon a U.S. Internal revenue Service ruling, issued to another taxpayer, that would not necessarily be applied by the IRS to us in any audit or review. This could result in our classification as a PFIC even in a year in which we have substantial gross revenues from product sales. In addition, the proportion of our cash balances compared to the value of our other assets may in the future lead to us being a PFIC. We intend to use reasonable efforts to avoid PFIC status, but can give no assurance that we will be successful. If we determine that we are a PFIC, we will take all reasonable steps to notify you.

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

Item 15: Controls and Procedures

Evaluation of disclosure controls and procedures

        Based on their evaluation of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934) as of a date within 90 days of the filing date of this Amendment No. 1 to Annual Report on Form 20-F/A, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and are operating in an effective manner.

Changes to internal controls

        There were no significant changes in our internal controls, or in other factors that could significantly affect these controls, subsequent to the date of their most recent evaluation.

Item 16A: Audit Committee Financial Expert

        Not applicable.

Item 16B: Code of Ethics

        Not applicable.

Item 16C: Principal Accountant Fees and Services

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
1.2
Articles of Association of Bookham Technology plc, as amended through November 5, 2002 (previously filed as Exhibit 1.2 to Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference).
2.1
Specimen Ordinary Share Certificate (previously filed as Exhibit 4.1 to Registration Statement on Form F-1, as amended (file no. 333 -11698) dated April 11, 2000, and incorporated herein by reference).
2.2	Form of Deposit Agreement (previously filed as Exhibit 4.2 to Registration Statement on Form F-1, as amended (file no. 333 -11698) dated April 11, 2000, and incorporated herein by reference).
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
4.4
Relationship Deed dated November 8, 2002 between Nortel Networks Corporation and Bookham Technology plc (previously filed as Exhibit 4.4 to Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference).
4.5
Registration Rights Agreement dated as of November 8, 2002 among Nortel Networks Corporation, the Nortel Subsidiaries listed on the signature pages and Bookham Technology plc (previously filed as Exhibit 4.5 to Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference).
4.6
Series A Senior Unsecured Note Due 2007, as amended to change the identity of the Lender (previously filed as Exhibit 4.6 to Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference).
4.7
Series B Senior Secured Note Due 2005, as amended to change the identity of the Lender (previously filed as Exhibit 4.7 to Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference).
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
4.15	Bonus Scheme 2002 (previously filed as Exhibit 4.12 to Annual Report on Form 20-F for the year ended December 31, 2001, and incorporated herein by reference).
8.1	List of Bookham Technology plc subsidiaries (previously filed as Exhibit 8.1 to Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference).
10.1	Consent of Ernst & Young LLP.
10.2	Consent of PricewaterhouseCoopers.
12.1	Rule 13a-14(a)/15(d)-14(a) Certification of Chief Executive Officer.
12.2	Rule 13a-14(a)/15(d)-14(a) Certification of Chief Financial Officer.
13.1	Section 1350 Certification of Chief Executive Officer.
13.2	Section 1350 Certification of Chief Financial Officer.

*
Confidential treatment requested as to certain portions, which portions have been omitted and filed separately with the Commission.

        The Registrant hereby certifies that it meets all of the requirements for filing a Form 20-F and has duly caused and authorized the undersigned to sign this Amendment No. 1 to annual report on Form 20-F on its behalf.

BOOKHAM TECHNOLOGY PLC
By:	/s/ GIORGIO S. ANANIA Giorgio S. Anania President and Chief Executive Officer

Date: September 10, 2003

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

        In our opinion, the accompanying consolidated profit and loss account, statement of cash flows, and statement of total recognised gains and losses for the year ended December 31, 2000 present fairly, in all material respects, the results of operations and cash flows of Bookham Technology plc and its subsidiaries for the year then ended, in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        Accounting principles generally accepted in the United Kingdom vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net loss for the year ended December 31, 2000 to the extent summarized in Note 30 to the consolidated financial statements.

PricewaterhouseCoopers
West London, England
March 14, 2001

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

(1)
Turnover has been analyzed between continuing activities and acquired activities. An analysis of operating loss between existing and Marconi Optical Components (MOC) acquired activities has not been given, as the directors do not believe that such an analysis would be meaningful or possible due to the integration of manufacturing facilities, research and development activities and administrative functions that has already taken place. The analysis of operating loss for the acquisition relates to the acquired activities of Nortel Networks Optical Components (NNOC) only.

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

BOOKHAM TECHNOLOGY PLC

CONSOLIDATED CASH FLOW STATEMENT

for the year ended December 31,

	Note	2002	2001	2000
		£000	£000	£000
Net cash outflow from operating activities	24	(61,684)	(44,385)	(38,167)
Return on investments and servicing of finance:
Interest received		5,776	11,405	10,144
Interest paid		(391)	(4)	—
Interest element of finance lease rentals		(43)	(301)	(374)
		5,342	11,100	9,770
Capital expenditure and financial investment
Purchase of intangible fixed assets		(95)	(1,812)	(486)
Purchase of tangible fixed assets		(10,102)	(39,896)	(28,280)
Proceeds on disposal of fixed assets		44	96	31
		(10,153)	(41,612)	(28,735)
Acquisitions and disposals
Sale of subsidiary undertaking		—	—	—
Net overdrafts disposed of with subsidiary undertaking		(69)	—	—
Purchase of subsidiary undertakings		(12,060)	(6,796)	—
Net cash outflow before management of liquid resources and financing		(78,624)	(81,693)	(57,132)
Management of liquid resources
Reduction of short-term investments	25	—	1,525	5,690
Financing
Issue of ordinary share capital	21	125	1,256	338,238
Expenses of share issues	21	—	—	(24,270)
Capital element of finance lease rental payments	25	(897)	(1,357)	(1,377)
		(772)	(101)	312,591
(Decrease)/increase in cash	25	(79,396)	(80,269)	261,149
Reconciliation of net cash flow to movement in net funds
(Decrease)/increase in cash in the year	25	(79,396)	(80,269)	261,149
Cash outflow from finance lease repayments	25	897	1,357	1,377
Cash inflow from decrease in liquid resources	25	—	(1,525)	(5,690)
(Decrease)/increase in net funds resulting from cashflows	25	(78,499)	(80,437)	256,836
Translation difference	25	—	—	(1)
Loans arising on acquisition		(31,359)	—	—
(Decrease)/increase in net funds in the year	25	(109,858)	(80,437)	256,835
Net funds at beginning of the year	25	183,917	264,354	7,519
Net funds at end of the year(1)	25	74,059	183,917	264,354

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

        Turnover is recognised upon shipment.

        The Group uses the percentage-of-completion method, based on costs incurred and milestones accepted by the customer for recognizing revenues on fixed-fee, non-recurring engineering contracts.

(4) Research and development expenditure

        Research and development expenditure is charged to the profit and loss account in the period in which the expenditure is incurred.

(5) Goodwill

        Goodwill is calculated as the surplus of cost over fair value attributed to the net assets (excluding goodwill) of subsidiaries. Goodwill is amortized on a straight line basis over its estimated useful life. Goodwill is reviewed in accordance with FRS 10, any impairment loss is included in accumulative amortisation.

(6) Intangible fixed assets and amortisation

        Intangible assets acquired separately from a business are capitalized at cost. Intangible assets acquired as part of an acquisition of a business are capitalized separately from goodwill if the fair value can be measured reliably on initial recognition, subject to the constraint that, unless the asset has a readily ascertainable market value, the fair value is limited to an amount that does not create or increase any negative goodwill arising on the acquisition.

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

(8) Stocks

        Stocks are stated at the lower of cost and net realizable value. Cost includes all direct costs of manufacture and a proportion of manufacturing overheads.

(9) Government grants

        Government grants received in respect of research and development expenditure are credited to the profit and loss account in the period to which the relevant expenditure relates.

(10) Leases

        Assets held under finance leases are capitalized and depreciated over their estimated useful lives or the term of the lease, whichever is shorter. Future installments under such leases, net of financial charges, are included in creditors. Rentals payable are apportioned between the finance element, which is charged to the profit and loss account, and the capital element, which reduces the outstanding obligations.

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

(12) Deferred taxation

        Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more, tax, with the following exceptions:

  •
  provision is made for tax gains arising from the fair value adjustments of fixed assets which were acquired through business acquisitions, and gains on disposal of fixed assets that have been rolled over into replacement assets, only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets and charged to tax only where the replacement assets are sold;

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

(14) Share options issued to employees

        The Group recognizes as a charge to the profit and loss account ("stock compensation expense") the amount by which the intrinsic value of any share options issued to employees exceeds their respective exercise prices at the date of grant. The intrinsic value is assessed by reference to the market value of the Company's shares. These costs are recognised over the vesting period. Amounts charged to the profit and loss account are included in other reserves.

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

        Turnover profit/(loss) before taxation and net assets are analyzed below by geographical area:

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
Analyzed as:
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

4 Staff costs

        The average number of persons employed by the Group (including executive directors) during the period, analyzed by category, was as follows:

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

        ASOC related patents and licences were impaired during the year due to a decline in market growth of the ASOC product line. These assets were being amortized over three and five years.

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

        Fixed assets include assets in the course of construction amounting to £nil at December 31, 2002 (2001 £7,569,000).

13 Stocks

	2002	2001
	£000	£000
Raw materials	5,553	1,629
Work in progress	7,553	15
Finished goods	10,573	920
	23,679	2,564

        The difference between purchase price or production cost of stocks and their replacement cost is not material.

14 Debtors

	2002	2001
	£000	£000
Trade debtors	17,781	822
Other debtors	1,864	1,791
Prepayments and accrued income	1,760	2,388
	21,405	5,001

15 Creditors: amounts falling due within one year

	2002	2001
	£000	£000
Current installments due on loans (Note 18)	30	—
Obligations under finance leases (Note 23(3))	—	897
Trade creditors	11,913	9,324
Other creditors	4,826	911
Taxation and social security	1,149	565
Accruals and deferred income	11,384	5,978
	29,302	17,675

16 Creditors: amounts falling due after more than one year

	2002	2001
	£000	£000
Loans (note 18)	31,329	—

17 Provisions for liabilities and charges

	Provision for warranties	Environmental provision	National insurance on share options	Other liabilities	Total
	£000	£000	£000	£000	£000
At January 1, 2001	—	—	988	—	988
Payments	—	—	(127)	—	(127)
Arising during the year	—	—	(782)	—	(782)
At December 31, 2001	—	—	79	—	79
Exchange adjustments	—	—	—	29	29
Acquisitions (Note 19)	1,030	1,266	—	966	3,262
Arising during the year	58	—	—	—	58
At December 31, 2002	1,088	1,266	79	995	3,428

Provision for warranties

        A provision is recognised for expected warranty claims on products sold over the last year. It is expected that most of these costs will be incurred in the next financial year.

National Insurance on share options

        Provision has been made at December 31, 2002 for UK National Insurance liabilities that are expected to crystallize upon the exercise of certain share options granted under unapproved schemes between April 6, 1999 and November 14, 2000. The provision comprises the difference between the exercise price and the estimated fair market value of the shares at the balance sheet date at the current NIC rate, and apportioned on a straight-line basis over the vesting period of the options. The Group becomes unconditionally liable to pay the National Insurance upon exercise of the options. In accordance with UK legislation introduced in 2001, certain options which had an exercise price in excess of the market price at November 7, 2000 will not give rise to any future liability for NIC. Details of the vesting of share options are given in note 20.

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

*
This loan is repayable in equal monthly installments over the remaining 11 years until December 31, 2013 and these amounts have been reflected accordingly between the different repayment periods in the tables above.

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

Nortel Networks Optical Components (NNOC)

        On November 8, 2002 the Group acquired NNOC for a consideration of £92,092,000 ($153 million) satisfied by the issue of 61,000,000 ordinary shares, 9,000,000 ordinary share warrants, loan notes to the value of £31,642,000 ($50 million) and the payment of a cash consideration of £5,848,000. The 9,000,000 warrants, which expire on November 8, 2012, are immediately exercisable at the option of Nortel Networks with an exercise price of 0 pence each, provided that no exercise is permitted if, as a result of such exercise, Nortel Networks and any person or entity acting in concert with Nortel Networks would own 30% or more of the Company's issued and outstanding shares.

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

        NNOC contributed £(5.2) million to the Group's net operating cash flows, paid £nil in respect of net returns on investments and servicing of finance, paid £nil in respect of taxation and utilized £(0.5) million for capital expenditure and financial investment.

        NNOC made a loss after tax of £220,604,000 in the year ended December 31, 2002 (2001 £385,700,000), of which £216,404,000 arose in the period from January 1, 2001 to November 8, 2002.

The summarized profit and loss account for the period from January 1, 2002 to the effective date of acquisition is as follows:

£000
Turnover	64,784
Operating loss	(56,804)
Restructuring charges	(159,600)
Loss before tax	(216,404)
Taxation	13,923
Loss for the 10 1/2 months ended November 8, 2002	(202,481)

        There were no other recognized gains or losses.

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

        In the period from February 25, 2001 to December 31, 2001 Measurement Microsystems A-Z Inc. made no sales outside of the Group and all of its costs were reimbursed by Bookham Technology plc. Measurement Microsystems A-Z Inc incurred a loss of £411,000 in the year ended September 30, 2000 and a loss of £194,000 from October 1, 2000 to February 24, 2001.

        During 2001 the goodwill and intangible fixed assets were impaired to £nil and £nil, respectively, due to a decline in market growth and obsolescence of the intellectual property.

        On August 1, 2002, the Group disposed of Measurement Microsystems A-Z Inc. to its former management, and retained a 25% interest in the enterprise, without Board representation. The disposal is analyzed as follows:

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

        During the year Measurement Microsystems A-Z Inc. utilized £0.2 million of the Group's net operating cash flows, paid £nil in respect of net returns on investments and servicing of finance, and utilized £nil for capital expenditure and financial investment.

20 Share capital

Called-up share capital

	2002	2001	2000
	£000	£000	£000
Authorised
300,000,000 ordinary shares of 1/3p each (2001 200,100,000; 2000 160,500,000)	1,000	667	535
Allotted, issued and fully paid
204,950,872 ordinary shares of 1/3p each (2001 130,160,413; 2000 127,317,473)	683	434	424

2000

        On February 23, 2000, the Company's shareholders approved an increase in the authorized share capital of the Company by approving the creation of 200,000 Series A Convertible Preference Shares ("Preference Shares") of US$100 nominal value each. On February 25, 2000, the directors issued 200,000 Preference Shares for consideration of US$20,000,000. In April 2000, all of the issued Preference Shares were automatically converted to 1,263,423 ordinary shares at the conversion rate of US$15.83 per ordinary share. All of the unissued Preference Shares were also cancelled at that time and the authorized share capital was reduced accordingly.

        On March 13, 2000, the Company's shareholders approved an increase in the authorized share capital of the company by approving the creation of an additional 6,000,000 ordinary shares of 2p nominal value each. On the same date, the Company's shareholders approved a subdivision of each authorized and issued 2p ordinary share of the Company into six ordinary shares of 1/3p each.

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

2001

        On April 26, 2001, the Company's shareholders approved an increase in the authorized share capital of the company by approving the creation of an additional 39,600,000 ordinary shares.

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

        On November 5, 2002, the Company's shareholders approved an increase in the authorized share capital of the Company by approving the creation of an additional 99,900,000 ordinary shares.

        On November 11, 2002, the Company issued 61,000,000 ordinary shares of 1/3p each, at £0.78 each, to Nortel Networks Corporation in consideration for the acquisition of the Optical Amplifier and Optical Transmitter and Receiver Businesses.

Employee share option schemes

        At December 31, 2002, the Group had four employee share option schemes, details of which are set out below.

1995 Scheme

        Pursuant to the 1995 Employee Share Option Scheme (the "1995 Scheme"), options to purchase ordinary shares were granted to employees during the period from July 10, 1995 to September 29, 1998. At December 31, 2001 there were no options authorized for future issuance under this scheme and there were 695,735 share options outstanding. The options expire ten years after the date of grant and are exercisable to the extent vested. Vesting generally occurs at the rate of one-third each at 18 months, 30 months and 42 months after the date of grant. All share options were granted for nil consideration. The scheme is unapproved by the UK Inland Revenue.

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

2001 Approved Employee Share Option Scheme

        The 2001 Approved Employee Share Option Scheme was approved by shareholders in February 2000. All executive directors and employees are eligible to participate. Options are granted at no cost at the discretion of the board, and vesting may include performance conditions. The option price is the market value of the Group's shares on the date of the grant, and options vest between three and ten years from date of grant. At December 31, 2002, the total options authorized for future issuance under this scheme, when combined with the 1998 Scheme and the 2001 Approved Sharesave Scheme, did not exceed 10% of the issued ordinary share capital of the Company, excluding shares subject to rights granted under any of the Company's employee share schemes prior to April 18, 2000. The scheme has been approved by the Inland Revenue.

2001 Approved Sharesave Scheme

        The Approved Sharesave Scheme was approved by shareholders in February 2000. All full time directors and all employees with five years service or such shorter period as the board determines and those that the board deems appropriate, are eligible to participate in the scheme. Options to be issued under the scheme are dependent on the savings made by the employee and the option price determined by the board, which shall be not less than 85% of the mid-market price on the date preceding the date which the employees are invited to apply for options. Options will normally be exercisable for three to five years from the commencement of the savings contract established by the employee. At December 31, 2002, the total options authorized for future issuance under this scheme, when combined with the 1998 Scheme and the 2001 Approved Employee Share Option Scheme, did not exceed 10% of the issued ordinary share capital of the Company, excluding shares subject to rights granted under any of the Company's employee share schemes prior to April 18, 2000. There were 722,785 options outstanding under the scheme. The scheme has been approved by the Inland Revenue.

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

        No shares have been authorized for future issuance of warrants. The number of shares reported in this note does not reflect the six-for-one share split approved on March 13, 2000.

        A summary of the share option movements is given below:

	Range of exercise prices	Options outstanding	Weighted average exercise price
			£
Outstanding as at January 1, 2000	£0.003-£3.10	11,180,394	1.03
Granted	£4.322-£36.05	3,354,210	12.56
Exercised	£0.003-£1.36	(2,413,145)	0.68
Cancelled	£0.75-£36.05	(93,074)	3.17
Outstanding as at December 31, 2000	£0.003-£36.50	12,028,385	4.28
Granted	£1.12-£7.03	6,559,192	2.09
Exercised	£0.003-£1.083	(1,556,338)	0.35
Cancelled	£1.20-£36.50	(2,960,913)	7.51
Outstanding as at December 31, 2001	£1.083-£36.50	14,070,326	3.31
Granted	£0.70-£1.22	10,715,413	0.86
Exercised	£0.186-£1.083	(322,216)	0.39
Cancelled	£0.70-£36.05	(2,584,345)	3.59
Outstanding as at December 31, 2002	£0.70-£36.05	21,879,178	1.86

21 Reconciliation of movements in shareholders' funds

	Share capital	Share premium account	Other reserve	Profit and loss account	Total shareholders' funds
	£000	£000	£000	£000	£000
At January 1, 2000	324	7,420	695	8,487	16,926
Loss for the year	—	—	—	(29,065)	(29,065)
Shares issued	100	338,238	—	—	338,338
Share issue costs	—	(24,270)	—	—	(24,270)
Translation adjustment	—	—	—	(1)	(1)
Stock compensation expense	—	—	531	—	531
Warrant/non-employee option expense	—	—	1,603	—	1,603
At December 31, 2000	424	321,388	2,829	(20,579)	304,062
Loss for the year	—	—	—	(113,238)	(113,238)
Shares issued/to be issued	10	16,764	2,385	—	19,159
Refund of share issue costs	—	424	—	—	424
Translation adjustment	—	—	—	(39)	(39)
Stock compensation expense	—	—	329	—	329
Warrant/non-employee option expense	—	—	173	—	173
At December 31, 2001	434	338,576	5,716	(133,856)	210,870
Loss for the year	—	—	—	(101,360)	(101,360)
Arising on share issues	249	63,291	—	—	63,540
Warrants issued relating to acquisition	—	—	7,020	—	7,020
Shares issued in respect of conversion of warrants	—	2,272	(2,272)	—	—
Refund of share issue costs	—	48	—	—	48
Translation adjustment	—	—	—	44	44
Stock compensation expense	—	—	193	—	193
Warrant/non employee option expense	—	—	83	—	83
At December 31, 2002	683	404,187	10,740	(235,172)	180,438

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

        The following table provides a reconciliation of the loss for the financial year, total assets and equity shareholders' funds prepared under UK GAAP to the equivalent information prepared under US GAAP:

		2002	2001	2000
		£000	£000	£000
Loss for the financial year under UK GAAP		(101,360)	(113,238)	(29,065)
US GAAP Adjustments:
National insurance contributions on stock options	(a)	—	(907)	1,073
Decrease amortisation of goodwill	(b)	442	340	—
Additional amortisation of intangible assets	(b)	(1,684)	—	—
Decrease impairment of intangible assets	(b)	—	6,114	—
Decrease depreciation of tangible assets	(b)	1,453	—	—
In-process research and development	(b)	(8,810)	(6,454)	—
Net loss as adjusted to accord with US GAAP		(109,959)	(114,145)	(27,992)

		2002	2001	2000
		£000	£000	£000
Equity shareholders' funds under UK GAAP		180,438	210,870	304,062
US GAAP Adjustments:
Goodwill
Cost	(b)	(35,352)	(17,169)	—
Amortization	(b)	442	17,169	—
Net	—	(34,910)	—	—
Intangible assets
Cost	(b)	19,460	(6,085)	—
Amortization	(b)	(680)	6,085	—
Net		18,780	—	—
Tangible assets
Cost	(b)	(60,598)	(32,957)	—
Amortization	(b)	50,626	(32,957)	—
Net		(9,972)	—	—
Provision for liabilities and charges
National insurance contributions on stock options	(a)	79	79	988
Shareholders' equity under US GAAP		154,415	210,949	305,050

        (a)    National Insurance contributions on share option gains    Under UK legislation, National Insurance Contributions are payable by employers on gains made by employees under certain share option schemes. The payment only falls due when the employee realizes a gain on the exercise of a share option. Under UK GAAP, provision is made for the potential future cost to the Company by charging the expected future cost on a straight-line basis over the vesting period of the options, making adjustment at each balance sheet date for changes in value of the expected gain. Under US GAAP, provision for National Insurance liabilities on share options is only made during the period to the extent that the options have been exercised.

        (b)    Acquisition accounting

        (i)    Determination of cost of investment, fair value of assets acquired and treatment of identifiable intangible fixed assets.    Under UK GAAP the total consideration, including contingent consideration, has been recorded as an investment by Bookham Technology plc. The fair value of consideration in the form of ordinary shares is measured at the completion (closing) date. The identifiable assets acquired and liabilities assumed are those of the acquired entity that existed at the date of acquisition. Identifiable assets and liabilities are those that are capable of being disposed of or settled separately, without disposing of the business of the entity, and are measured at fair values that reflect the condition at acquisition. Separately identifiable intangible fixed assets are only recognised to the extent that they do not increase or create negative goodwill. Under US GAAP, the consideration paid, excluding the contingent consideration that has not been earned, has been recorded as an investment. The fair value of consideration in the form of ordinary shares is measured at the date of announcement, rather than the date of completion, of the acquisition. The consideration is allocated to all identifiable assets acquired and liabilities and independent valuations are used as an aid in determining estimated fair values. If negative goodwill arises after the initial allocation of the consideration to all identifiable assets and liabilities, then the values of the tangible assets are reduced proportionally so as to eliminate the negative goodwill arising.

        In the case of the acquisition of Measurement Microsystems A-Z Inc. in 2001, under UK GAAP additional consideration in excess of that recorded under US GAAP was recognized, representing the expected contingent consideration at the date of acquisition. This additional consideration was fully impaired in 2001 along with all of the cost of investment in Measurement Microsystems A-Z Inc.

        In the case of the acquisition of MOC in 2002, no difference arose on the value of the consideration under UK GAAP and US GAAP; however, different fair values were ascribed to the intangible and tangible assets acquired under UK GAAP to those under US GAAP due to the different asset recognition criteria described above. Although identical economic useful lives are used under both UK GAAP and US GAAP, as a result of these different asset values, a difference arises between UK GAAP and US GAAP on the amortization and depreciation charged on the assets.

        In the case of the acquisition of NNOC in 2002 under UK GAAP consideration in excess of that recorded under US GAAP was recognized due to the increase in Bookham Technology plc's share price between the date of announcement of the acquisition and the date of completion of the acquisition. Different fair values were ascribed to the intangible and tangible assets acquired under UK GAAP to those under US GAAP due to the different asset recognition criteria described above. Although identical economic useful lives are used under both UK GAAP and US GAAP, as a result of these different asset values, a difference arises between UK GAAP and US GAAP on the amortization and depreciation charged on the assets.

        (ii)    In-process research and development (IPR&D).    Under UK GAAP the excess of the total consideration over the fair value of the net assets acquired represents goodwill and is included in intangible assets on the balance sheet. Under US GAAP the excess of the total consideration over the fair value of the net assets and in-process research and development (IPR&D) represents goodwill and is included in intangible assets on the balance sheet. IPR&D is charged to the profit and loss account at the date of the acquisition.

        (iii)    Impairment charges    Under UK and US GAAP intangible fixed assets and tangible fixed assts are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. Under UK GAAP the assessment is carried out using discounted cash flows whereas under US GAAP discounted cash flows are only used in the event that undiscounted cash flows indicate an impairment may exist. In the event that an impairment charge is required, this is reflected through an increase in accumulated amortisation/depreciation for the asset but under US GAAP, this is reflected through a reduction in the cost element of the asset.

        The overall differences between UK GAAP and US GAAP arising from (i), (ii) and (iii) above as they relate to each acquisition and the impact on the net loss as adjusted to accord with US GAAP is summarised below:

		2002	2001	2000
		£000	£000	£000
Decrease amortisation of goodwill
Measurement Microsystems A-Z Inc.	(i)	—	340	—
NNOC	(i)	442	—	—

		442	340	—

Additional amortisation of intangible assets
MOC	(i)	(1,294)	—	—
NNOC	(i)	(390)	—	—

		(1,684)	—	—

Decrease impairment of intangible assets
Measurement Microsystems A-Z Inc.	(iii)	—	6,114	—

		—	6,114	—

Decrease depreciation of tangible assets
MOC	(i)	1,351	—	—
NNOC	(i)	102	—	—

		1,453	—	—

In-process research and development
Measurement Microsystems A-Z Inc.	(ii)	—	(6,454)	—
MOC	(ii)	(4,197)	—	—
NNOC	(ii)	(4,613)	—	—

		(8,810)	(6,454)	—

        The overall differences between UK GAAP and US GAAP arising from points (i), (ii) and (iii) above as they relate to each acquisition and the impact on shareholders equity under US GAAP is summarised below:

		2002	2001	2000
		£000	£000	£000
Goodwill
Cost
Measurement Microsystems A-Z Inc.	(i)	—	(7,056)	—
Measurement Microsystems A-Z Inc.	(iii)	—	(10,113)	—
NNOC	(i)	(35,352)	—	—

		(35,352)	(17,169)	—

Amortization
Measurement Microsystems A-Z Inc.	(i)	—	7,056	—
Measurement Microsystems A-Z Inc.	(iii)	—	10,113	—
NNOC	(i)	442	—	—

		442	17,169	—

Intangible assets
Cost
Measurement Microsystems A-Z Inc.	(i)	—	879	—
Measurement Microsystems A-Z Inc.	(iii)	—	(6,993)	—
MOC	(i)	6,173	—	—
NNOC	(i)	14,292	—	—

		20,465	(6,114)	—

Amortization
Measurement Microsystems A-Z Inc.	(i)	—	(879)	—
Measurement Microsystems A-Z Inc.	(iii)	—	6,993	—
MOC	(i)	(1,294)	—	—
NNOC	(i)	(390)	—	—

Net		(1,684)	6,114	—

Tangible assets
Cost
MOC	(i)	(6,173)	—	—
NNOC	(i)	(5,252)	—	—
Impairment of other tangible fixed assets	(iii)	(32,957)	(32,957)	—

		(44,382)	(32,957)	—

Amortization
MOC	(i)	(1,351)
NNOC	(i)	(102)	—	—
Impairment of other tangible fixed assets	(iii)	32,957	32,957	—

		34,410	32,957	—

        (c)    Non-employee compensation    Under US GAAP, the fair value of warrants and options issued to non-employees is recognised as an asset and credited to a separate capital reserve on issue and taken to the profit and loss account over the period in which the related services are received. The non-employee stock compensation attributable to research and development, cost of net revenues, and selling and general administrative expenses is disclosed on the face of the financial statements. Under UK GAAP, the fair value is charged to the profit and loss account on the same basis as for US GAAP but the full credit is not immediately recognised in shareholders' equity. The charge to the profit and loss account is credited to other reserves each year.

        (d)    Consolidated statement of cash flows    The US GAAP cash flow statement reports changes in cash and cash equivalents, which include short-term highly liquid investments. Only three categories of cash flow are reported: operating activities (including tax and interest); investing activities (being capital expenditure, acquisitions and disposals); and financing activities. Under UK GAAP cash does not include short term deposits and investments which cannot be withdrawn without notice, and without incurring a penalty. Such items are shown as short term investments. Under US GAAP, deposits with a maturity of less than three months at inception which are convertible into known amounts of cash are included as cash and cash equivalents except amounts held in collateral accounts as security for outstanding obligations which are classified as restricted cash.

        (e)    Comprehensive income statement    The requirement of FAS 130 to provide a comprehensive income statement is met by the Statement of total recognised gains and losses (page F-5). If comprehensive income were presented in accordance with US GAAP, the difference would be the difference between the loss for the financial year under UK GAAP and the net loss under US GAAP as described above.

Condensed consolidated US GAAP financial information in UK sterling and US dollars

        The following information is provided for the convenience of US shareholders. The sterling amounts have been translated solely for the convenience of the reader at US$1.61 = £1.

BOOKHAM TECHNOLOGY PLC

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNTS UNDER US GAAP

for the year ended December 31,

	2002	2002	2001	2000
	$000	£000	£000	£000
Net revenues:	55,711	34,603	21,921	26,301
Cost of net revenues	88,125	54,736	36,109	(31,989)
Gross loss	(32,414)	(20,133)	(14,14,269)	(5,687)
Operating expenses
Research and development	55,622	34,548	39,152	17,355
Selling, general and administrative	28,339	17,602	15,830	13,875
IPR&D	14,184	8,810	6,454	—
Impairment loss	45,172	28,057	48,879	—
Closure costs	8,254	5,127	—	—
National insurance on stock options	—	—	127	171
Stock-based compensation	230	143	242	393
Total costs and expenses	151,882	94,337	110,771	31,932
Operating loss	(184,215)	(114,420)	(124,953)	(37,481)
Other income/(expense)
Grant and other income	283	176	76	61
Interest income	9,330	5,795	11,405	10,144
Interest expense	(731)	(454)	(478)	(574)
Gain/(loss) on foreign exchange	(1,700)	(1,056)	(195)	(316)
Total other income, net	7,182	4,461	10,808	9,315
Loss before income taxes	(177,033)	(109,959)	(114,145)	(28,166)
Provision for income taxes	—	—	—	—
Net loss before effect of change in accounting policy	(177,033)	(109,959)	(114,145)	(28,116)
Cumulative effect of change in accounting policy	—	—	—	174
Net loss	(177,033)	(109,959)	(114,145)	(27,992)
Before cumulative effect of change in accounting policy and net loss per ordinary share and ADS (basic and diluted) (£)	(1.17)	(0.73)	(0.89)	(0.24)
Weighted average ordinary shares outstanding	150,996,196	150,996,196	128,533,108	116,231,841
Stock-based compensation, as below is excluded from the following categories:
Research and development	26	16	36	37
Selling, general and administrative expenses	204	127	206	356
Total	230	143	242	393
Stock-based compensation, as below is included in the following categories:
Cost of net revenues	81	50	87	138
Total	81	50	87	138

BOOKHAM TECHNOLOGY PLC

CONDENSED CONSOLIDATED BALANCE SHEETS UNDER US GAAP

as at December 31,

	2002	2002	2001
	$000	£000	£000
Assets
Current assets
Cash and cash equivalents	169,723	105,418	184,814
Accounts receivable	28,627	17,781	822
Inventories	38,123	23,679	2,564
Prepaid expenses and other current assets	5,835	3,624	4,179
Total current assets	242,308	150,502	192,379
Intangible assets, net	42,541	26,423	1,666
Property and equipment, net	66,767	41,470	34,579
	351,616	218,395	228,624
Liabilities and shareholders' equity
Current liabilities
Accounts payable	19,180	11,913	7,093
Short-term capital lease obligations	—	—	897
Accrued expenses and other liabilities	27,996	17,389	9,685
	47,176	29,302	17,675
Loans	50,440	31,329	—
Other long-term liabilities	5,392	3,349	—
Total liabilities	103,008	63,980	17,675
Shareholders' equity:
Ordinary shares:
1/3p nominal value; 200,100,000 and 300,000,000 authorized; 130,160,413 and 204,950,872 issued and outstanding	1,100	683	434
Ordinary share warrants and options issued to non-employees	9,489	5,894	3,939
Additional paid-in capital	702,813	436,530	385,630
Deferred compensation	—	—	(276)
Accumulated other comprehensive income	10	6	(39)
Accumulated deficit	(464,804)	(288,698)	(178,739)
Total shareholders' equity	248,608	154,415	210,949
	351,616	218,395	228,624

BOOKHAM TECHNOLOGY PLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW UNDER US GAAP

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
1.2
Articles of Association of Bookham Technology plc, as amended through November 5, 2002 (previously filed as Exhibit 1.2 to Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference).
2.1
Specimen Ordinary Share Certificate (previously filed as Exhibit 4.1 to Registration Statement on Form F-1, as amended (file no. 333 -11698) dated April 11, 2000, and incorporated herein by reference).
2.2	Form of Deposit Agreement (previously filed as Exhibit 4.2 to Registration Statement on Form F-1, as amended (file no. 333 -11698) dated April 11, 2000, and incorporated herein by reference).
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
4.4
Relationship Deed dated November 8, 2002 between Nortel Networks Corporation and Bookham Technology plc (previously filed as Exhibit 4.4 to Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference).
4.5
Registration Rights Agreement dated as of November 8, 2002 among Nortel Networks Corporation, the Nortel Subsidiaries listed on the signature pages and Bookham Technology plc (previously filed as Exhibit 4.5 to Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference).
4.6
Series A Senior Unsecured Note Due 2007, as amended to change the identity of the Lender (previously filed as Exhibit 4.6 to Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference).
4.7
Series B Senior Secured Note Due 2005, as amended to change the identity of the Lender (previously filed as Exhibit 4.7 to Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference).
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
4.15	Bonus Scheme 2002 (previously filed as Exhibit 4.12 to Annual Report on Form 20-F for the year ended December 31, 2001, and incorporated herein by reference).
8.1	List of Bookham Technology plc subsidiaries (previously filed as Exhibit 8.1 to Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference).
10.1	Consent of Ernst & Young LLP.
10.2	Consent of PricewaterhouseCoopers.
12.1	Rule 13a-14(a)/15(d)-14(a) Certification of Chief Executive Officer.
12.2	Rule 13a-14(a)/15(d)-14(a) Certification of Chief Financial Officer.
13.1	Section 1350 Certification of Chief Executive Officer.
13.2	Section 1350 Certification of Chief Financial Officer.

*
Confidential treatment requested as to certain portions, which portions have been omitted and filed separately with the Commission.

QuickLinks

EXPLANATORY NOTE
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
  Item 16A: Audit Committee Financial Expert
  Item 16B: Code of Ethics
  Item 16C: Principal Accountant Fees and Services
  Item 17: Financial Statements
  Item 18: Financial Statements
  Item 19: Exhibits
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
BOOKHAM TECHNOLOGY PLC CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNTS UNDER US GAAP for the year ended December 31,
BOOKHAM TECHNOLOGY PLC CONDENSED CONSOLIDATED BALANCE SHEETS UNDER US GAAP as at December 31,
BOOKHAM TECHNOLOGY PLC CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW UNDER US GAAP for the year ended December 31,
EXHIBIT INDEX