Form 20-F/A
period 2002-12-31
BOOKHAM TECHNOLOGY PLC
filed 2003-10-22
CIK 1110647

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on October 22, 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

AMENDMENT NO. 2

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
Item 17 ☐ Item 18 ☐

EXPLANATORY NOTE

        We are filing this Amendment with respect to Item 4, Item 6, Item 17 and Item 19. While this Amendment contains certain information related to the first half of 2003, we have not generally updated the Annual Report on Form 20-F in order to preserve the nature and character of the disclosures set forth in the Annual Report as originally filed on March 19, 2003. As a result, with the limited exception noted, this Amendment to the Annual Report on Form 20-F continues to speak as of March 19, 2003.

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

        The acquired Nortel Networks businesses are principally located in Paignton, U.K., Zurich, Switzerland and Ottawa, Canada. A significant portion of the acquired Nortel Networks businesses is located in the United Kingdom, near our head office. We believe that the acquisition will provide synergies and economies of scale which will lead to increased cost efficiencies. In particular, the acquisition permits us to realign our production facilities to centralize certain functions in existing or acquired facilities and close other facilities, thereby reducing the costs of operating overlapping facilities. For example, we have consolidated all of our assembly and test work into the Paignton facility acquired from Nortel Networks and are in the process of re-locating the activities of the former Nortel Networks facility in Ottawa to our plant in Caswell. Anticipated cost savings include those associated with the workforce reductions that will accompany this restructuring of our facilities, a decrease in depreciation charges due to a write down of the assets we purchased from Nortel Networks, and elimination of areas of duplication, including sales and marketing and finance and administration. Between the first and third quarters of fiscal 2002, we reduced our operating losses by approximately £2.5 million ($4.0 million). While we anticipate reducing our cash break-even point between £30 million ($48 million) and £35 million ($56 million) per quarter, there can be no assurance that we will do so.

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
4.3*
Optical Components Supply Agreement, dated November 8, 2002, by and between Nortel Networks Limited and Bookham Technology plc (previously filed as Exhibit 4.3 to Amendment No. 1 to Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference).
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
4.11*
Letter Agreement dated January 10, 2003 between Marconi Communications, Inc. and Bookham Technology plc amending the Global Procurement Agreement referred to in Exhibit 4.10 (previously filed as Exhibit 4.11 to Amendment No. 1 to Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference).
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

        The Registrant hereby certifies that it meets all of the requirements for filing a Form 20-F and has duly caused and authorized the undersigned to sign this Amendment No. 2 to annual report on Form 20-F on its behalf.

BOOKHAM TECHNOLOGY PLC
By:	/s/ GIORGIO S. ANANIA Giorgio S. Anania President and Chief Executive Officer

Date: October 22, 2003

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

        The following table provides a reconciliation of the loss for the financial year, total assets and equity shareholders' funds prepared under UK GAAP to the equivalent information prepared under US GAAP:

		2002	2001	2000
		£000	£000	£000
Loss for the financial year under UK GAAP		(101,360)	(113,238)	(29,065)
US GAAP Adjustments:
National insurance contributions on stock options	(a)	—	(907)	1,073
Decrease amortisation of goodwill	(b)	442	340	—
Additional amortisation of intangible assets	(b)	(1,684)	—	—
Decrease impairment of intangible assets	(b)	—	6,114	—
Decrease depreciation of tangible assets	(b)	1,453	—	—
In-process research and development	(b)	(8,810)	(6,454)	—
Net loss as adjusted to accord with US GAAP		(109,959)	(114,145)	(27,992)

		2002	2001	2000
		£000	£000	£000
Equity shareholders' funds under UK GAAP		180,438	210,870	304,062
US GAAP Adjustments:
Goodwill
Cost	(b)	(35,352)	(17,169)	—
Amortization	(b)	442	17,169	—
Net	—	(34,910)	—	—
Intangible assets
Cost	(b)	19,460	(6,085)	—
Amortization	(b)	(680)	6,085	—
Net		18,780	—	—
Tangible assets
Cost	(b)	(60,598)	(32,957)	—
Amortization	(b)	50,626	32,957	—
Net		(9,972)	—	—
Provision for liabilities and charges
National insurance contributions on stock options	(a)	79	79	988
Shareholders' equity under US GAAP		154,415	210,949	305,050

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

        The overall differences between UK GAAP and US GAAP arising from (i), (ii) and (iii) above and their impact on the net loss as adjusted to accord with US GAAP is summarised below:

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

        The overall differences between UK GAAP and US GAAP arising from points (i), (ii) and (iii) above and their impact on shareholders equity under US GAAP is summarised below:

		2002	2001	2000
		£000	£000	£000
Goodwill
Cost
Measurement Microsystems A-Z Inc.	(i)	—	(7,056)	—
Measurement Microsystems A-Z Inc.	(iii)	—	(10,113)	—
NNOC	(i)	(35,352)	—	—

		(35,352)	(17,169)	—

Amortization
Measurement Microsystems A-Z Inc.	(i)	—	7,056	—
Measurement Microsystems A-Z Inc.	(iii)	—	10,113	—
NNOC	(i)	442	—	—

		442	17,169	—

Intangible assets
Cost
Measurement Microsystems A-Z Inc.	(i)	—	879	—
Measurement Microsystems A-Z Inc.	(iii)	—	(6,993)	—
MOC	(i)	6,173	—	—
NNOC	(i)	14,292	—	—
Impairment of other intangible fixed assets	(iii)	(1,005)

		19,460	(6,114)	—

Amortization
Measurement Microsystems A-Z Inc.	(i)	—	(879)	—
Measurement Microsystems A-Z Inc.	(iii)	—	6,993	—
MOC	(i)	(1,294)	—	—
NNOC	(i)	(390)	—	—
Impairment of other intangible fixed assets	(iii)	1,005

Net		(680)	6,114	—

Tangible assets
Cost
MOC	(i)	(6,173)	—	—
NNOC	(i)	(5,252)	—	—
Impairment of other tangible fixed assets	(iii)	(49,173)	(32,957)	—

		(60,598)	(32,957)	—

Amortization
MOC	(i)	(1,351)
NNOC	(i)	(102)	—	—
Impairment of other tangible fixed assets	(iii)	49,173	32,957	—

		50,626	32,957	—

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

        (d)    Discontinued Operations    Under UK GAAP Measurement Microsystems A-Z Inc. has been treated as a discontinued operation. Under US GAAP Measurement Microsystems A-Z Inc. is not a discontinued operation as Bookham has retained a 25% shareholding.

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
4.3*
Optical Components Supply Agreement, dated November 8, 2002, by and between Nortel Networks Limited and Bookham Technology plc (previously filed as Exhibit 4.3 to Amendment No. 1 to Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference).
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
4.11*
Letter Agreement dated January 10, 2003 between Marconi Communications, Inc. and Bookham Technology plc amending the Global Procurement Agreement referred to in Exhibit 4.10 (previously filed as Exhibit 4.11 to Amendment No. 1 to Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference).
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

QuickLinks

EXPLANATORY NOTE
  Item 4: Information on the Company
  Item 6: Directors, Senior Management and Employees
  Item 17: Financial Statements
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