Form 20-F/A
period 2002-12-31
BOOKHAM TECHNOLOGY PLC
filed 2003-12-16
CIK 1110647

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on December 16, 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

AMENDMENT NO. 3

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
Item 17 ☐ Item 18 ☒

EXPLANATORY NOTE

        We are filing this Amendment with respect to Item 17, Item 18 and Item 19 of Form 20-F. In order to preserve the nature and character of the disclosures set forth in the Annual Report as originally filed on March 19, 2003 and as subsequently amended, we generally have not updated the Annual Report on Form 20-F. As a result, this Amendment to the Annual Report on Form 20-F continues to speak as of March 19, 2003.

 Item 17: Financial Statements

        Not applicable.

Item 18: Financial Statements

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
4.2*
Letter Agreement dated November 8, 2002 between Nortel Networks Corporation and Bookham Technology plc amending the Acquisition Agreement referred to in Exhibit 4.1 (previously filed as Exhibit 4.2 to Amendment No. 2 to Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference).
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
12.1
Rule 13a-14(a)/15(d)-14(a) Certification of Chief Executive Officer (previously filed as Exhibit 12.1 to Amendment No. 1 to Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference).
12.2
Rule 13a-14(a)/15(d)-14(a) Certification of Chief Financial Officer (previously filed as Exhibit 12.2 to Amendment No. 1 to Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference).
12.3
Rule 13a-14(a)/15(d)-14(a) Certification of Chief Executive Officer (previously filed as Exhibit 12.1 to Amendment No. 2 to Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference).

12.4
Rule 13a-14(a)/15(d)-14(a) Certification of Chief Financial Officer (previously filed as Exhibit 12.2 to Amendment No. 2 to Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference).
12.5	Rule 13a-14(a)/15(d)-14(a) Certification of Chief Executive Officer.
12.6	Rule 13a-14(a)/15(d)-14(a) Certification of Chief Financial Officer.
13.1
Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (previously filed as Exhibit 10.3 to Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference).
13.2
Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (previously filed as Exhibit 10.4 to Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference).
13.3
Section 1350 Certification of Chief Executive Officer (previously filed as Exhibit 13.1 to Amendment No. 1 to Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference).
13.4
Section 1350 Certification of Chief Financial Officer (previously filed as Exhibit 13.2 to Amendment No. 1 to Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference).
13.5
Section 1350 Certification of Chief Executive Officer (previously filed as Exhibit 13.1 to Amendment No. 2 to Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference).
13.6
Section 1350 Certification of Chief Financial Officer (previously filed as Exhibit 13.2 to Amendment No. 2 to Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference).
13.7	Section 1350 Certification of Chief Executive Officer.
13.8	Section 1350 Certification of Chief Financial Officer.

*
Confidential treatment requested as to certain portions, which portions have been omitted and filed separately with the Commission.

        The Registrant hereby certifies that it meets all of the requirements for filing a Form 20-F and has duly caused and authorized the undersigned to sign this Amendment No. 3 to annual report on Form 20-F on its behalf.

BOOKHAM TECHNOLOGY PLC
By:	/s/ GIORGIO S. ANANIA Giorgio S. Anania President and Chief Executive Officer

Date: December 16, 2003

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bookham Technology plc at December 31, 2001 and 2002, and the consolidated results of its operations and its consolidated cash flows for each of the two years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United Kingdom which differ from those generally accepted in the United States (see Notes 30 and 31 of Notes to the Financial Statements).

        ERNST & YOUNG LLP

Reading, England
March 18, 2003
except for Note 31—Supplemental disclosures required
under US GAAP, as to which the date is
December 16, 2003

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

        Accounting principles generally accepted in the United Kingdom vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net loss for the year ended December 31, 2000 to the extent summarized in Note 30 and Note 31 to the consolidated financial statements.

PricewaterhouseCoopers
West London, England
14 March 2001

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

BOOKHAM TECHNOLOGY PLC

NOTES TO THE FINANCIAL STATEMENTS

1 Accounting policies

        The financial statements contained in this Annual Report on Form 20-F have been prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"). UK GAAP differs in certain significant respects from US generally accepted accounting principles ("US GAAP") (see Notes 30 and 31).

        A summary of the principal accounting policies, which have been applied for all periods covered by this report, is set out below.

(1) Basis of accounting

        The financial information in this report has been prepared under the historical cost convention and on a going-concern basis.

        In preparing the financial statements for the current year, Bookham and its subsidiaries, or the Group, has adopted FRS 19 "Deferred Tax" and the transitional arrangements of FRS 17 "Retirement Benefits" relating to accounting periods ending on or after 22 June 2002. The adoption of FRS 19 has resulted in a change in accounting policy for deferred tax. Deferred tax is recognised on a full provision basis in accordance with the accounting policy described below. Previously, deferred tax was provided for on a partial provision basis, whereby provision was made on all timing differences to the extent that they were expected to reverse in the future without replacement. Adoption of FRS 19 has not required any revisions to the financial statements in either the current or prior years.

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

        The Consolidated Profit and Loss Account and Statement of Cash Flows include the results and cash flows of Measurement Microsystems A-Z Inc. for the 7 month period until its disposal on 1 August 2002.

        Intra-Group sales and profits are eliminated fully on consolidation.

(3) Turnover

        Turnover represents the amounts (excluding value-added tax) derived from the provision of goods and services to third-party customers during the period.

        Turnover is recognised upon shipment. Shipping and handling costs are included in cost of sales.

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

(8) Stocks

        Stocks are stated at the lower of cost and net realizable value (determined on the first-in, first-out method). Cost includes all direct costs of manufacture and a proportion of manufacturing overheads.

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

Environmental provision

        The Group has provided for potential environmental liabilities at sites where there is a history of soil contamination. The Company is committed to an ongoing programme of monitoring and soil sampling, and has thus made a one-off undiscounted provision relating to potential costs of future remediation works at the sites.

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

Nortel Networks Optical Components (NNOC)

        On November 8, 2002, the Group acquired NNOC for a consideration of £92,092,000 ($153 million) satisfied by the issue of 61,000,000 ordinary shares, 9,000,000 ordinary share warrants, loan notes to the value of £31,642,000 ($50 million) and the payment of a cash consideration of £5,848,000. The 9,000,000 warrants, which expire on November 8, 2012, are immediately exercisable at the option of Nortel Networks with an exercise price of 0 pence each, provided that no exercise is permitted if, as a result of such exercise, Nortel Networks and any person or entity acting in concert with Nortel Networks would own 30% or more of the Company's issued and outstanding shares.

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

Measurement Microsystems A-Z Inc

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

Stock compensation expense

        The Group has granted share options to certain employees at exercise prices below the fair market value of the underlying ordinary shares at the date of grant. The differences have been charged to the profit and loss account on a straight line basis over the vesting period of the options. The stock compensation expense was £193,000 in the year ended 31 December 2002 (2001 £329,000; 2000 £531,000).

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

        Other reserves comprise of shares issued to warrant holders and non-employees in consideration for services performed (£2,232,000), shares reserved for issue in connection with the acquisition of NNOC (£7,018,000), shares issued to employees at values below the fair market value at date of issue (£1,377,000), and shares reserved for issue in connection with the acquisition of MM (£113,000).

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

        The currency profile of the Group's financial liabilities at December 31 is as follows:

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

Borrowing facilities

        At December 31, 2002, the Group had no undrawn lines of credit or other borrowing facilities in place.

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

        During the year the Group entered into transactions, in the ordinary course of business, with other related parties. Transactions entered into, and trading balances outstanding at December 31, are as follows:

	Sales to related party	Purchases from related party	Amounts owed from related party	Amounts owed to related party
	£000	£000	£000	£000
Related party
Marconi Communications
2002	13,179	1,346	6,919	—
2001	3,205	4	—	—
2000	4,986	—
Nortel Networks
2002	10,845	526	8,425	(524)
2001	8,989	1,606	433	(121)
2000	14,388	1,992
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

29 Claims and Litigation

        On 7 November 2001, a class action complaint was filed against the Company and others in the United States District Court for the Southern District of New York. The complaint names as defendants the Company, Goldman, Sachs & Co. and FleetBoston Robertson Stephens Inc., two of the underwriters of the Company's initial public offering in April 2000 (the "Underwriters"), and Andrew G. Rickman, Stephen J. Cockrell and David Simpson, each of whom was an officer and/or Director at the time of the initial public offering. The complaint asserts claims under certain provisions of the securities laws of the United States.

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

30 Differences between UK GAAP and US GAAP

        The consolidated financial statements are prepared in accordance with UK GAAP which differ in certain material respects from US GAAP. The differences applicable to the Group are presented below.

        The following table provides a reconciliation of the loss for the financial year, total assets and equity shareholders' funds prepared under UK GAAP to the equivalent information prepared under US GAAP:

		2002	2001	2000
		£000	£000	£000
Loss for the financial year under UK GAAP		(101,360)	(113,238)	(29,065)
US GAAP Adjustments:
National insurance contributions on stock options	(a)	—	(907)	1,073
Decrease amortisation of goodwill	(b)	442	340	—
Additional amortisation of intangible assets	(b)	(1,684)	—	—
Decrease impairment of intangible assets	(b)	—	6,114	—
Decrease depreciation of tangible assets	(b)	1,453	—	—
In-process research and development	(b)	(8,810)	(6,454)	—

Net loss as adjusted to accord with US GAAP		(109,959)	(114,145)	(27,992)

		2002	2001	2000
		£000	£000	£000
Equity shareholders' funds under UK GAAP		180,438	210,870	304,062
US GAAP Adjustments:
Goodwill
Cost	(b)	(35,352)	(17,169)	—
Amortization	(b)	442	17,169	—

Net		(34,910)	—	—

Intangible assets
Cost	(b)	19,460	(6,085)	—
Amortization	(b)	(680)	6,085	—

Net		18,780	—	—

Tangible assets
Cost	(b)	(60,598)	(32,957)	—
Amortization	(b)	50,626	32,957	—

Net		(9,972)	—	—

Provision for liabilities and charges
National insurance contributions on stock options	(a)	79	79	988

Shareholders' equity under US GAAP		154,415	210,949	305,050

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

Condensed consolidated US GAAP financial information in UK sterling and US dollars

        The following information is provided for the convenience of US shareholders. The sterling amounts have been translated solely for the convenience of the reader at US$1.61 = £1.00

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNTS UNDER US GAAP
for the year ended December 31,

	2002	2002	2001	2000
	$000	£000	£000	£000
Revenues	17,032	10,579	9,727	6,927
Revenues from related parties	38,679	24,024	12,194	19,374

Net revenues:	55,711	34,603	21,921	26,301
Cost of net revenues	88,125	54,736	36,109	(31,989)

Gross loss	(32,414)	(20,133)	(14,14,269)	(5,687)

Operating expenses
Research and development	55,622	34,548	39,152	17,355
Selling, general and administrative	28,339	17,602	15,830	13,875
IPR&D	14,184	8,810	6,454	—
Impairment loss	45,172	28,057	48,879	—
Closure costs	8,254	5,127	—	—
National insurance on stock options	—	—	127	171
Stock-based compensation	230	143	242	393

Total costs and expenses	151,882	94,337	110,771	31,932

Operating loss	(184,215)	(114,420)	(124,953)	(37,481)
Other income/(expense)
Grant and other income	283	176	76	61
Interest income	9,330	5,795	11,405	10,144
Interest expense	(731)	(454)	(478)	(574)
Loss on foreign exchange	(1,700)	(1,056)	(195)	(316)

Total other income, net	7,182	4,461	10,808	9,315

Loss before income taxes	(177,033)	(109,959)	(114,145)	(28,166)
Provision for income taxes	—	—	—	—

Net loss before effect of change in accounting policy	(177,033)	(109,959)	(114,145)	(28,116)
Cumulative effect of change in accounting policy	—	—	—	174

Net loss	(177,033)	(109,959)	(114,145)	(27,992)

Before cumulative effect of change in accounting policy and net loss per ordinary share and ADS (basic and diluted) (£)	(1.17)	(0.73)	(0.89)	(0.24)

Weighted average ordinary shares outstanding	150,996,196	150,996,196	128,533,108	116,231,841

Stock-based compensation, as below is excluded from the following categories:
Research and development	26	16	36	37
Selling, general and administrative expenses	204	127	206	356

Total	230	143	242	393

Stock-based compensation, as below is included in the following categories:
Cost of net revenues	81	50	87	138

Total	81	50	87	138

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME UNDER US GAAP
for the year ended December 31,

	2002	2002	2001	2000
	$000	£000	£000	£000
Loss for the financial year	(177,033)	(109,959)	(114,145)	(28,116)
Exchange difference on translation of subsidiaries	71	44	1	(1)

Total losses recognised in the year	(176,962)	(109,915)	(114,144)	(28,117)

CONDENSED CONSOLIDATED BALANCE SHEETS UNDER US GAAP
as at December 31,

	2002	2002	2001
	$000	£000	£000
Assets
Current assets
Cash and cash equivalents	169,723	105,418	184,814
Accounts receivable, net	3,923	2,437	389
Amounts due from related parties	24,704	15,344	433
Inventories (net of provision of £14,612,000 and £8,395,000 at December 31, 2002 and 2001)	38,123	23,679	2,564
Prepaid expenses and other current assets	5,835	3,624	4,179

Total current assets	242,308	150,502	192,379
Intangible assets, net	42,541	26,423	1,666
Property and equipment, net	66,767	41,470	34,579

	351,616	218,395	228,624

Liabilities and shareholders' equity
Current liabilities
Accounts payable	18,336	11,389	6,972
Amounts owed to related party	844	524	121
Short-term capital lease obligations	—	—	897
Accrued expenses and other liabilities	27,996	17,389	9,685

	47,176	29,302	17,675
Loans	50,440	31,329	—
Other long-term liabilities	5,392	3,349	—

Total liabilities	103,008	63,980	17,675
Shareholders' equity:
Ordinary shares:
1/3p nominal value; 200,100,000 and 300,000,000 authorized; 130,160,413 and 204,950,872 issued and outstanding	1,100	683	434
Ordinary share warrants and options issued to non-employees	9,489	5,894	3,939
Additional paid-in capital	702,813	436,530	385,630
Deferred compensation	—	—	(276)
Accumulated other comprehensive income	10	6	(39)
Accumulated deficit	(464,804)	(288,698)	(178,739)

Total shareholders' equity	248,608	154,415	210,949

	351,616	218,395	228,624

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW UNDER US GAAP
for the year ended December 31,

	2002	2002	2001	2000
	$000	£000	£000	£000
Cash flows used in operating activities:
Net loss	(177,034)	(109,959)	(114,145)	(27,992)

Adjustments to reconcile net loss to net cash used in operating activities:
In-process research and development	14,184	8,810	6,454	—
Depreciation, amortisation and impairment	61,932	38,467	59,726	4,607
Stock-based compensation	311	193	329	531
Expense related to warrants issued for services	134	83	173	1,603
Loss/(gain) on sale of property and equipment	(71)	(44)	(8)	20
Assets and liabilities:
Restricted cash	—	—	450	1,800
Accounts receivable, net	(22,785)	(14,152)	8,187	(7,193)
Inventories, net	20,342	12,635	4,397	(6,204)
Prepaid expenses and other current assets	(5,926)	(3,681)	51	(3,320)
Accounts payable	7,760	4,820	(3,136)	8,202
Accrued expenses and other liabilities	10,331	6,417	4,687	1,623
Deferred revenue	—	—	—	(276)

Net cash used in operating activities	(90,822)	(56,411)	(32,835)	(26,599)

Cash flows used in investing activities
Purchase of intangible assets	(153)	(95)	(1,812)	(486)
Purchase of property and equipment	(16,264)	(10,102)	(39,896)	(28,280)
Proceeds from sale of property and equipment	71	44	96	31
Acquisitions of business—net cash acquired	(19,417)	(12,060)	(6,796)	—

Net cash used in investing activities	(35,763)	(22,213)	(48,408)	(28,735)

Cash flows provided by financing activities
Proceeds from issuance of ordinary shares	201	125	1,256	338,238
Issuance costs	—	—	—	(24,270)
Share subscriptions receivable	—	—	—	2
Repayment of capital lease obligations	(1,444)	(897)	(1,357)	(1,377)

Net cash/(used in) provided by financing activities	(1,243)	(772)	(101)	312,593

Effect of exchange rate on cash	—	—	—	(1)

Net (decrease)/increase in cash and cash equivalents	(127,828)	(79,396)	(81,344)	257,258
Cash and cash equivalents at beginning of year	297,551	184,814	266,158	8,900

Cash and cash equivalents at end of year	169,723	105,418	184,814	266,158

Supplemental disclosure of non-cash transactions
Warrants and share options issued for services	—	—	—	1,076
Warrants and shares issued for acquisitions	85,906	53,358	29,993	—
Supplemental cash flow disclosure
Interest paid	731	454	281	374

31 Supplemental disclosures required under US GAAP

Business and significant accounting policies

        Bookham principally designs, manufactures and markets optical components, modules and subsystems for the telecommunications industry. Bookham also manufactures high speed electronics components for the telecommunications, defence and space industries. Bookham is an English company, was incorporated on September 22, 1988, and is headquartered in Abingdon, England.

Cash equivalents and short-term investments

        For the purposes of US GAAP, the Group considers all liquid investment securities with an original maturity date of three months or less to be cash equivalents. The Group records cash and cash equivalents at cost, which approximates market value.

Advertising expenses

        The cost of advertising is expensed as incurred. The Group's advertising costs for the years ended December 31, 2002, 2001 and 2000 were £131,000, £428,000 and £525,000, respectively.

Concentration of credit risk

        The Group places its cash and cash equivalents with and in the custody of financial institutions with high credit standing and, by policy, limits the amounts invested with any one institution, type of security and issuer.

        For the years ended December 31, 2002, 2001, and 2000, transactions with Nortel Networks accounted for approximately 32%, 41% and 55%, respectively, of the Group's total revenues. For the years ended December 31, 2002, 2001 and 2000, transactions with Marconi accounted for approximately 38%, 15% and 19%, respectively, of the Group's total revenues. For the years ended December 31, 2002, 2001 and 2000, no other customer accounted for more than 10% of the Group's total revenues. At December 31, 2002 and 2001, Nortel Networks accounted for 46% and 29% of the Group's gross accounts receivable balance. At December 31, 2002 and 2001, Marconi accounted for 38% and 0% of the Group's gross accounts receivable balance. The Group performs ongoing credit evaluations of its customers and does not typically require collateral or guarantees.

        Allowances for uncollectible trade receivables are based upon historical loss patterns, the number of days that billings are past due and an evaluation of the potential risk of loss associated with specific problem accounts.

Use of estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Estimates are used for, but not limited to, the allowances for doubtful accounts and warranty-related product returns; inventory write-downs and warranty accrual; the useful lives of fixed assets; impairment charges on long-lived assets, goodwill and other intangible assets; losses on facility leases and other charges; accrued liabilities and other reserves; environmental liability provision; and assumptions used in determining the purchase price allocations used in business combinations. Actual results could differ from these estimates.

Stock-based compensation

        For the purposes of US GAAP, the Group accounts for employee stock options using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and has adopted the disclosure-only alternative of SFAS No. 123, "Accounting for Stock-Based Compensation" as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." Under the intrinsic value method, the Group has only recorded stock-based compensation resulting from options granted at below fair market value.

        The following table illustrates the effect on net income and earnings per share if the Group had applied the fair value recognition provisions of SFAS 123 as amended by SFAS 148 to stock-based employee compensation (in thousands except per share data):

	2002	2001	2000
	£000	£000	£000
Net loss under US GAAP—as reported	(109,959)	(114,145)	(27,992)
Add: Stock-based compensation cost, included in the determination of net income as reported	193	329	531
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards	(7,169)	(7,305)	(3,819)

Pro forma net loss	(116,935)	(121,121)	(31,280)

Loss per share:
Basic and diluted—as reported	£(0.73)	£(0.89)	£(0.24)

Basic and diluted—pro forma	£(0.77)	£(0.94)	£(0.27)

        The weighted average fair value of stock options granted at fair market value during 2002, 2001 and 2000 was £0.82, £2.18 and £13.24, respectively. The weighted average fair value of stock options granted below fair market value during 2001 and 2000 was £1.87 and £0.21, respectively. The weighted average fair value of stock options granted above fair market value during 2000 was £0.05. The weighted-average fair value for stock options granted were calculated using the Black-Scholes option-pricing model based on the following assumptions:

	2002	2001	2000
Volatility	191%	196%	173%
Weighted-average estimated life	5.4 years	3.78 years	4.55 years
Weighted-average risk-free interest rate	4.3%	5.0%	6.2%
Dividend yield	—	—	—

The following summarizes option information relating to outstanding options under the plans as of December 31, 2002:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
£ 0.07—£ 1.71	19,511,037	6.16 years	£1.05	4,119,221	£1.15
£3.11—£ 4.32	1,381,637	7.84 years	£3.68	895,516	£3.68
£7.03—£ 10.00	401,436	7.51 years	£9.24	121,660	£8.97
£13.55—£ 16.29	498,717	7.88 years	£16.17	176,689	£16.17
£36.05	86,351	7.62 years	£36.05	29,036	£36.05

£0.07—£36.05	21,879,178	6.54 years	£4.25	5,342,131	£2.44

Accounts receivable, net

        Accounts receivable, net consisted of the following as of December 31:

	2002	2001
	£000	£000
Trade accounts receivable	18,379	1,502
Less: Allowance for doubtful accounts	(200)	(489)
Less: Product returns provision	(398)	(191)

	17,781	822

Accrued restructuring costs

        During 2002 and 2001, the Group implemented restructuring plans in order to reduce its annual operating expenses and cost structure. Included in the plan were costs related to severance pay, write-down of the carrying value of equipment used by terminated employees, office closures and the termination of certain office leases.

        The following table summarises the activity related to the restructuring liability for the year ended December 31, 2002, (in thousands):

	Accrued restructuring costs at January 1, 2001	Amounts charged to restructuring costs and other	Amounts paid or written off	Accrued restructuring costs at December 31, 2002
	£000	£000	£000	£000
Lease cancellations and commitments	—	4,100	(2,300)	1,800
Termination payments to employees and related costs	—	3,500	(2,800)	700
Write-off on disposal of assets and related costs	—	29,300	(26,300)	3,000

Total restructure accrual and other	—	(36,900)	(31,400)	5,500

Less non-current accrued restructuring charges				—

Accrued restructuring charges included within other accrued liabilities				5,500

        The following table summarises the activity related to the restructuring liability for the year ended December 31, 2001, (in thousands):

	Accrued restructuring costs at January 1, 2001	Amounts charged to restructuring costs and other	Amounts paid or written off	Accrued restructuring costs at December 31, 2001
	£000	£000	£000	£000
Termination payments to employees and related costs	—	3,200	(3,200)	—
Write-off on disposal of assets and related costs	—	32,600	(32,600)	—

Total restructure accrual and other	—	35,800	(35,800)	—

Lease cancellations and commitments

        The Group incurred restructuring charges of approximately £4,100,000 and £nil for the years ended December 31, 2002 and 2001, respectively, for facilities consolidated or closed in the United States and the United Kingdom. These restructuring charges reflect the remaining contractual obligations under facility leases of £3,200,000 and plant decommissioning costs in the amount of £900,000.

Termination payments to employees and related costs

        The Group incurred restructuring charges of approximately £3,500,000 and £3,200,000 for the years ended December 31, 2002 and 2001, respectively, for the termination of approximately 200 and 400 employees, respectively, as separation pay. The separation payments were accrued and charged to restructuring costs in the period that both the benefit amounts were determined and such amounts were communicated to the affected employees. The employee reductions occurred in all areas of the Group. As of December 31, 2002, all of the employees had been notified and the majority of these terminations had been completed. The Group has fully paid the accrued termination payments of approximately £700,000 during 2003.

Write-off on disposal of assets and related costs

        The Group incurred restructuring charges of approximately £29,300,000 and £32,600,000 for the years ended December 31, 2002 and 2001, respectively, related to the carrying values of equipment abandoned at the Milton facility in connection with the restructuring. Included in the assets disposed of and charged to restructuring costs are office equipment and manufacturing equipment. The Group has fully utilised the restructuring costs of approximately £3,000,000 accrued as of December 31, 2002 during 2003.

Deferred taxation

        Under US GAAP, deferred taxation is generally provided on a full liability basis on all temporary differences between the book and tax basis of assets and liabilities. As the Group has incurred operating losses since its inception, no deferred tax asset would be recognised under US GAAP because it is more likely than not that it will not be realised.

        Deferred tax comprises the following at December 31:

	2002	2001
	£000	£000
Deferred taxation assets:
Excess of taxation value over book value of fixed assets	23,695	12,447
Taxation effect of losses carried forward	52,047	32,371

	75,742	44,818
Less: Valuation allowance	(75,742)	(44,818)

Total deferred taxation assets	—	—

Earnings per share

        If the Group had reported net income, as opposed to a net loss, the calculation of diluted earnings per share would have included an additional 19,396,000, 11,817,000 and 11,845,000 common equivalent shares related to outstanding share options and warrants not included above (determined using the treasury stock method) for the years ended December 31, 2002, 2001 and 2000, respectively.

Commitments and contingencies

        The Group leases its principal facilities under non-cancelable operating leases. Rent expense amounted to £2,975,000, £2,446,000 and £639,540 for the years ended December 31, 2002, 2001 and 2000, respectively.

        Future payments for land and buildings, motor vehicles and equipment for fiscal years ended December 31 are as follows:

£'000
2003	2,455
2004	1,609
2005	1,513
2006	1,500
2007	1,212
Thereafter	330

8,619

        Included in the figures above are three operating leases with Nortel Networks, a related party. The amount of future payments included in the figures above related to these leases is £623,000. These leases expire at various dates in 2003.

Goodwill and other intangible assets

        The following is a summary of the goodwill and other intangible assets accounted for under US GAAP:

	Goodwill	Intangibles	Total
	£'000	£'000	£'000
Cost
At January 1, 2001	—	486	486
Additions during the year	—	1,560	1,560
Acquisition (Note 19)	11,168	7,565	18,733
Impairment during the year	(10,113)	(6,993)	(17,106)

At December 31, 2001	1,055	2,618	3,673
Additions during the year	—	92	92
Acquisitions (Note 19)	—	28,249	28,249
Disposals during the year	(1,055)	(572)	(1,627)

At December 31, 2002	—	30,387	30,387

Accumulated amortisation
At January 1, 2001	—	39	39
Charge during the year	1,055	913	1,968

At December 31, 2001	1,055	952	2,007
Charge during the year	—	3,584	3,584
Disposals during the year	(1,055)	(572)	(1,627)

At December 31, 2002	—	3,964	3,964

Net book value at December 31, 2002	—	1,666	1,666

Net book value at December 31, 2001	—	26,423	26,423

        Intangible assets resulting from the Group's acquisitions (see Business combinations) consist of the following:

	December 31
	2002	2001
	£'000	£'000
Supply agreements	3,681	—
Core and current technology	14,339	—
Patent portfolio	7,608	—
Capitalised licences	1,769	2,046
Customer contracts	2,621	—
Other	369	—

	30,387	2,046
Less accumulated amortisation	(3,964)	(380)

Other intangible assets (net)	26,423	1,666

        Changes to the net carrying value of goodwill in 2001 are as follows:

£'000
Balance as of January 1, 2001	—
Goodwill recorded from purchase of Measurement
Microsystems A-Z, Inc.	11,168
Goodwill amortisation	(1,055)
Impairment	(10,113)

Balance as at December 31, 2001	—

        There were no additions to goodwill in 2002 under US GAAP.

        Intangible assets related to acquired technology, patents and other intangible assets acquired through business combinations and recognised for the purposes of US GAAP are being amortised on a straight line basis over the estimated useful life of the related asset, generally three to five years.

        The expected future annual amortisation expense under US GAAP of our other intangible assets is as follows:

£'000
For the year ending December 31,
2003	5,949
2004	5,578
2005	5,425
2006	4,553
Thereafter	4,918

Total expected future amortisation	24,423

        During 2002, the Group identified indicators of a possible impairment relating to the capitalised licences and patents associated with its ASOC product line. The impairment indicators included, but were not limited to, significant negative industry and economic trends, resulting in a reduction of the associated forecasted cash flows. In December 2002, the Group performed an impairment test of the carrying value of these intangible assets in accordance with SFAS 144 in order to determine whether any impairment existed. The Group determined that the sum of the expected undiscounted cash flows attributable to the ASOC product line was less than the carrying value of all related fixed assets, and that an impairment write-down was required. The Group estimated that there would be no positive future cash flows arising from the ASOC product line. The assessment therefore concluded that the revised fair value of the ASOC intangible assets would be zero, and the required impairment of £1 million was charged to net income.

        During 2001, the Group identified indicators of a possible impairment in the patents and goodwill arising on the acquisition of MM. The impairment indicators included, but were not limited to, significant negative industry and economic trends resulting in a reduction of the forecasted cash flows relating to the MM acquisition. The Group performed an impairment test of the carrying value of the goodwill and patents under SFAS 121 in order to determine whether any impairment existed, and determined that the sum of the expected undiscounted cash flows attributable to the MM investment was less than the carrying value of the related goodwill and patents. As a result, an impairment write-down was required, and the Group decided to disinvest from the MM business. This decision led to the assessment that the fair value of the MM goodwill and patents should be zero, and thus a charge of £16.5 million was recorded against the goodwill, and £6.7 million recorded against the patents during the year ended December 31, 2001. All associated intangible assets were disposed of during 2001, as disclosed in Note 19.

Loans

        The Group has two loans payable to Nortel Networks, a related party. The first loan is an unsecured loan for £12,422,000 ($20,000,000) which is due in full on November 8, 2007. This loan bears interest at 4% per annum, which is payable quarterly in arrears. The second loan is a secured loan for £18,335,000 ($30,000,000), which is due in full on November 8, 2005. This loan bears interest at a 7% per annum base rate, which increases by 0.25% each quarter over the term of the note and is payable quarterly in arrears. This loan is secured by the Group's equipment owned on the date of the NNOC acquisition and the property located in Paignton, England which was purchased as part of the NNOC acquisition. Both of these loans are subject to certain repayment requirements if the Group raises cash through equity or debt or the sale of the collateralised property. The Group is required to use 20% of the proceeds from any debt or equity proceeds received in excess of $50 million but less than $100 million and 40% of any proceeds in excess of $100 million to repay the note. The Group must also repay theses loans with any proceeds raised through the sale of equipment in excess $30 million. The amounts payable under these notes are as follows:

£'000
2003	1,939
2004	2,089
2005	20,299
2006	497
2007	12,836

37,660

Business combinations

        During 2002 and 2001, the Group completed a total of three acquisitions. There were no acquisitions during 2000. Each of the acquisitions was accounted for under the purchase method of accounting. The following table summarizes the allocation of the purchase price to the assets acquired and liabilities assumed, as determined by the Group with the assistance of third-party valuation experts, at the date of acquisition. The methodologies used to value intangible assets acquired were consistently applied to each of the acquisitions.

        To determine the value of the developed technology, the expected future cash flow attributed to all existing technology was discounted, taking into account risks related to the characteristics and application of the technology, existing and future markets and assessments of the life cycle stage of the technology.

        The value of the IPR&D was determined based on the expected cash flow attributed to the in- process projects, taking into account revenue that is attributable to previously developed technology, the level of effort to date in the in-process research and development, the percentage of completion of the project and the level of risk associated with the in-process technology. The projects identified as in-process are those that were underway at each of the acquired companies at the time of the acquisition and that required additional efforts in order to establish technological feasibility. The value of in-process research and development was included in the Group's results of operations during the period of the acquisition.

        The value of patents was determined based on the Income Approach to value the acquired patent portfolio as it most accurately reflected the fair value associated with a unique asset such as a patent. Specifically, the Relief from Royalty method was utilized to arrive at an estimate of fair value. This methodology estimates the amount of hypothetical royalty income that could be generated if the patents were licensed by an independent, third-party owner to the business currently using the patents in an arm's-length transaction. Conversely, this is the royalty savings enjoyed by the owners of the patent portfolio in that the owner is not required to pay a royalty for the use of the patents.

        The value of supply contracts was determined based on discounted cash flows. The discounted cash flow method was considered to be the most appropriate methodology as it reflects the present value of the operating cash flows generated by the contracts over their term.

Marconi Optical Components (MOC)

        MOC designs, manufactures and supplies current and next generation active optical components. Based in Caswell, Northamptonshire, MOC's products include fixed and tunable lasers, high speed gallium arsenide modulators, transmitters, receivers and erbium doped fibre amplifiers. MOC has over twenty-five years experience of advanced research and development in the area of optical technologies, compound semiconductor materials and semiconductor manufacturing processes. MOC has an intellectual property portfolio relating to lasers, high speed modulators, optical amplifiers and general micro optics and processes.

        In accordance with the MOC agreement, the Group paid £1,300,000 in cash and issued 12,891,000 shares of common stock. The approximate share value was £20,100,000 and was determined as the value of the Group's common stock issued at closing based on the fair market value of the Group's ordinary shares on the announcement date. Tangible assets acquired principally include fixed assets and stock.

        In connection with the acquisition of the assets of MOC, £4,200,000 under U.S. GAAP was allocated to IPR&D projects. The projects under development at the acquisition date were expected to result in a portfolio addressing tunability, bandwidth, integration, amplification, and managed optical networks. The expected dates of release of these projects ranged from seven to seventeen months after the date of acquisition.

Nortel Networks Optical Components (NNOC)

        NNOC comprises the Optical Amplifier Business and the Transmitter and Receiver Business of Nortel networks. The Optical Amplifier business, based in Paignton, UK and Zurich, Switzerland is a vertically integrated business, with 980nm and 14xx chip foundries, module assembly as well as broad Raman Pump Units and Long-haul EDFA offerings, for the long haul and metro network markets. The Transmitter and Receiver Business is located in Ottawa, Canada and Paignton, UK and produces active components for metro, long-haul and ultra long-haul applications

        On November 8, 2002, the Group acquired NNOC for a total consideration of £75,400,000 ($120 million) satisfied by the issue of 61,000,000 ordinary shares, 9,000,000 ordinary share warrants, loan notes to the value of £31,642,000 ($50 million) and the payment of a cash consideration of £5,848,000. The ordinary shares valued at £28,800,000 was determined as the value of the Company's ordinary shares issued at closing based on the fair market value of the Group's ordinary shares on the announcement date of the acquisition. The 9,000,000 warrants, which expire on November 8, 2012, are immediately exercisable at the option of Nortel Networks with an exercise price of 0 pence each, provided that no exercise is permitted if, as a result of such exercise, Nortel Networks and any person or entity acting in concert with Nortel Networks would own 30% or more of the Group's issued and outstanding shares. The loan notes are in two series, the first a $30 million secured loan Note and the second, a $20 million unsecured loan notes (See Note 18 Loans). Nortel Networks beneficially holds 29.9% of the Group's shares as of March 1, 2003.

        The Group valued the warrant issued to NNOC at the value of the Group's ordinary shares issued at closing based on the fair market value of the Group's ordinary shares on the announcement date of the acquisition.

        In connection with the Group's acquisition from Nortel Networks, the Group entered into a Supply Agreement with Nortel Networks Limited, a wholly-owned subsidiary of Nortel Networks. Under the agreement, Nortel Networks Limited has agreed to purchase a minimum of $20 million per quarter, or $120 million total, of optical products and related services from the Group over a period of six quarters from completion of the transaction on November 8, 2002. In addition, over the three years following completion of the acquisition, Nortel has agreed to other certain minimum purchase obligations linked to Nortel's requirements.

        Tangible assets acquired principally included fixed assets and stock. Liabilities assumed included provisions for environmental liabilities and certain employee related accruals.

        Of the total consideration under U.S. GAAP of £75.4 million ($120 million) for the acquired NNOC businesses, the allocation to acquired IPR&D projects was £4,600,000. The projects under development at the acquisition date were expected to result in a portfolio addressing tunability, bandwidth, integration, amplification, and managed optical networks. These projects were split into two distinct categories: New Product Introductions, or NPI, and Technology Programmes, or TP. TP relates more to the research stages of the project lifecycle, while NPI relates principally to the development stages. The TP projects which meet the criteria for recognition as IPR&D were assessed as requiring between 1 and 1 1/2 years before attaining NPI status. With regard to the NPI projects, percentage completion ranged from 10-90%, and the expected release dates of the commercially viable products varied between December 2002 and August 2003, depending on the project.

Measurement Microsystems A-Z

        On February 25, 2001, the Group acquired the entire share capital of Measurement Microsystems A-Z Inc. for cash consideration of £6,800,000 and the issuance of 2,108,957 ordinary shares, including 702,986 ordinary shares contingent upon certain performance milestones being achieved. In 2001, the performance milestones for 421,792 of these shares were met and in 2002 it was determined to deem the performance milestones met for a further 85,349 of these shares. The remaining 195,845 such shares will not now be issued, and were valued at £nil.

        The acquisition allowed Bookham to combine Measurement Microsystems' DSP algorithms for optical signal extraction with its own advanced DWDM technology. The union of these two technology platforms was intended to enable Bookham to achieve enhanced product functionality and optimization through intelligent optoelectronic integration.

        Tangible assets acquired principally included fixed assets, accounts receivable, stock and the net assets of the entity. Liabilities assumed principally included accounts payable and accrued liabilities.

        The goodwill acquired was valued as the excess of the fair value of the consideration over the fair value of the net assets acquired.

        A summary of the purchase price allocations pertaining to the above acquisitions and the amortisation periods of the intangible assets acquired is as follows:

	MOC	NNOC	Measurement Microsystems A-Z
	£'000	£'000	£'000
Approximate purchase price:
Purchase price	22,055	70,483	17,726
Transaction and other direct acquisition costs	1,306	4,917	—

	23,361	75,400	17,726

Allocation of purchase price:
Historical net tangible assets acquired	8,252	48,600	6,558
Intangible assets acquired:
Supply contracts	876	5,800	—
Patent portfolio	1,628	6,300	—
Core and current technology	5,299	10,100	—
In process research and development	5,306	4,600	—
Goodwill	—	—	11,168

	21,361	75,400	17,726

Amortisation period (in years):
Supply contracts		3 and 16
Patent portfolio	5	5
Core and current technology	5	5
Supply agreement	2

        The following unaudited pro forma summary shows the consolidated results of Bookham had the MOC and NNOC acquisition been completed on January 1, 2001.

        The following unaudited pro forma summary is provided for illustrative purposes and is not indicative of the consolidated results of operations for future periods or that actually would have been realised had Bookham acquired MOC and NNOC on 1 January 2001. The pro forma impact of the acquisition of MM was not significant.

	2002	2001
	£'000	£'000
Sales	99,403	294,817
Net loss	(303,860)	(564,302)
Basic and diluted loss per share	£(1.49)	£(3.99)

        Included within these results are restructuring costs of £159,600,000 and £305,700,000 in the years ended December 31, 2002 and 2001, respectively.

Valuation and qualifying accounts

Description	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Deductions Write-Offs	Balance at End of Year
	£000	£000	£000	£000
Fiscal year ended December 31, 2002
Allowance for doubtful accounts	449	(249)	—	200
Product returns provision	191	207	—	398
Inventory provision	8,395	8,685	2,468	14,612
Fiscal year ended December 31, 2001
Allowance for doubtful accounts	471	241	263	449
Product returns provision	206	—	15	191
Inventory provision	3,632	5,914	1,152	8,395
Fiscal year ended December 31, 2000
Allowance for doubtful accounts	106	365	—	471
Product returns provision	—	206	—	206
Inventory provision	1,447	2,552	367	3,632

Impact of recently issued accounting standards

        In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (SFAS 143). SFAS 143, requires companies to record liabilities equal to the fair value of their asset retirement obligations when they are incurred (typically when the asset is installed at the production location). When the liability is initially recorded, companies capitalize an equivalent amount as part of the cost of the asset. Over time the liability is accreted for the change in its present value each period, and the initial capitalized cost is depreciated over the useful life of the related asset. SFAS 143 is effective for accounting periods beginning after June 15, 2002. The Group is currently assessing the impact of this standard on the Group's financial position and results of operations.

        In July 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 146, Accounting for Costs Associated with Exit or Disposal Activities (FAS 146). FAS 146 addresses the financial accounting and reporting for costs associated with exit or disposal activities, and supersedes Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity, including Certain Costs Incurred in a Restructuring (EITF 94-3). FAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. In addition, FAS No. 146 establishes that fair value is the objective for initial measurement of the liability. FAS 146 is effective for exit or disposal activities initiated after December 31, 2002. The effect of adoption of FAS 146 is dependent on the Group's activities subsequent to adoption.

        In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of

Indebtedness of Others (FIN 45). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 are effective for any guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Group has adopted the disclosure requirements for its financial statements included in this Form 20-F. The Group does not expect that the full adoption of FIN 45 will have a material effect on the Group's financial position or results of operations.

        In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities. FIN 46 deals with off-balance sheet assets, liabilities, and obligations known as variable interest entities and gives companies guidance for determining which assets and liabilities associated with the obligations are required to be included in the Group's financial statements. FIN 46 will be effective for the year ending December 31, 2004. The Group is currently assessing the impact on the consolidated financial position, results of operations and cash flows.

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
4.2*
Letter Agreement dated November 8, 2002 between Nortel Networks Corporation and Bookham Technology plc amending the Acquisition Agreement referred to in Exhibit 4.1 (previously filed as Exhibit 4.2 to Amendment No. 2 to Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference).
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
12.1
Rule 13a-14(a)/15(d)-14(a) Certification of Chief Executive Officer (previously filed as Exhibit 12.1 to Amendment No. 1 to Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference).
12.2
Rule 13a-14(a)/15(d)-14(a) Certification of Chief Financial Officer (previously filed as Exhibit 12.2 to Amendment No. 1 to Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference).
12.3
Rule 13a-14(a)/15(d)-14(a) Certification of Chief Executive Officer (previously filed as Exhibit 12.1 to Amendment No. 2 to Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference).
12.4
Rule 13a-14(a)/15(d)-14(a) Certification of Chief Financial Officer (previously filed as Exhibit 12.2 to Amendment No. 2 to Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference).
12.5	Rule 13a-14(a)/15(d)-14(a) Certification of Chief Executive Officer.
12.6	Rule 13a-14(a)/15(d)-14(a) Certification of Chief Financial Officer.

13.1
Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (previously filed as Exhibit 10.3 to Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference).
13.2
Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (previously filed as Exhibit 10.4 to Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference).
13.3
Section 1350 Certification of Chief Executive Officer (previously filed as Exhibit 13.1 to Amendment No. 1 to Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference).
13.4
Section 1350 Certification of Chief Financial Officer (previously filed as Exhibit 13.2 to Amendment No. 1 to Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference).
13.5
Section 1350 Certification of Chief Executive Officer (previously filed as Exhibit 13.1 to Amendment No. 2 to Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference).
13.6
Section 1350 Certification of Chief Financial Officer (previously filed as Exhibit 13.2 to Amendment No. 2 to Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference).
13.7	Section 1350 Certification of Chief Executive Officer.
13.8	Section 1350 Certification of Chief Financial Officer.

*
Confidential treatment requested as to certain portions, which portions have been omitted and filed separately with the Commission.

QuickLinks

EXPLANATORY NOTE
  Item 17: Financial Statements
  Item 18: Financial Statements
  Item 19: Exhibits
BOOKHAM TECHNOLOGY PLC INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT AUDITORS
REPORT OF INDEPENDENT ACCOUNTANTS
BOOKHAM TECHNOLOGY PLC CONSOLIDATED PROFIT AND LOSS ACCOUNT for the year ended December 31,
BOOKHAM TECHNOLOGY PLC CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES for the year ended December 31,
BOOKHAM TECHNOLOGY PLC CONSOLIDATED BALANCE SHEET as at December 31,
BOOKHAM TECHNOLOGY PLC CONSOLIDATED CASH FLOW STATEMENT for the year ended December 31,
BOOKHAM TECHNOLOGY PLC NOTES TO THE FINANCIAL STATEMENTS
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME UNDER US GAAP for the year ended December 31,
EXHIBIT INDEX