Form 20-F
period 2003-12-31
BOOKHAM TECHNOLOGY PLC
filed 2004-04-08
CIK 1110647

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on April 8, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 216,809,009 ordinary shares

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days: Yes ☒    No ☐

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐    Item 18 ☒

        Unless the context otherwise indicates, references to "Bookham", "we" or "us" are to Bookham Technology plc and its subsidiaries. References to "shares" are to our ordinary shares, 1/3p par value per share, and references to "ADSs" are to our American Depositary Shares, each representing one ordinary share, as evidenced by American Depositary Receipts, or ADRs.

        Unless otherwise indicated, any reference to the "consolidated financial statements" is to our audited consolidated financial statements (including the notes thereto) for the fiscal years ended on December 31, 2001, 2002 and 2003. These financial statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom, or U.K. GAAP, which differ in certain significant respects from United States generally accepted accounting principles, or U.S. GAAP. For further details, see note 30 of notes to the financial statements included elsewhere in this Form 20-F.

        We present our consolidated financial statements in pounds sterling. References to "sterling", "U.K. pounds sterling", or "£" are to the pound sterling, the legal currency of the United Kingdom. All references to "pence" or "p" are to a 100th part of a pound sterling. All references to "$" and "U.S. dollars" are to United States dollars. For convenience purposes, our financial information for the most recently completed fiscal year has been presented in U.S. dollars, converted at an exchange rate of $1.78 to £1.00, the noon buying rate (rounded) on December 31, 2003, for cable transfers in foreign currencies as certified by the Federal Reserve Bank of New York. The noon buying rate (rounded) on April 6, 2004 was $1.84 = £1.00. These translations should not be construed as a representation that the pound sterling amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate. See "Item 3: Key Information—Exchange Rate Information".

        Our logo is our trademark. Trade names and trademarks of other companies appearing in this Form 20-F are the property of their respective owners.

FORWARD-LOOKING STATEMENTS

        This Form 20-F contains forward-looking statements that involve risks and uncertainties. Discussions containing forward-looking statements, including our budgeted capital expenditures and the benefits of our recent acquisitions, may be found throughout this document. We generally use words such as "believes," "intends," "expects," "anticipates," "plans" and similar expressions to identify forward-looking statements. This Form 20-F also contains third-party estimates regarding the size and prospects for recovery of the market for components used in fiber optic networks. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in "Item 3: Key Information—Risk Factors" and elsewhere in this Form 20-F.

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

PART I

Item 1: Identity of Directors, Senior Management and Advisers

        Not applicable.

Item 2: Offer Statistics and Expected Timetable

        Not applicable.

Item 3: Key Information

Selected Consolidated Financial Data

        You should read the selected consolidated financial and statistical data set forth below in conjunction with our consolidated financial statements and related notes, as well as "Item 5: Operating and Financial Review and Prospects," all of which appear elsewhere in this Form 20-F.

        The consolidated profit and loss account data for the years ended December 31, 2003, 2002 and 2001, and the consolidated balance sheet data at December 31, 2003 and 2002, have been derived from, and are qualified by reference to, our consolidated financial statements and the notes thereto, included elsewhere in this Form 20-F, which have been prepared in accordance with U.K. GAAP, and audited by Ernst & Young LLP, independent auditors. U.K. GAAP differs in certain material respects from U.S. GAAP. For further details, see note 30 of notes to the financial statements. The consolidated profit and loss account data for the years ended December 31, 1999 and 2000, and the consolidated balance sheet data at December 31, 1999, 2000 and 2001, have been derived from audited consolidated financial statements not included in this Form 20-F.

	Year ended December 31
	2003	2003	2002	2001	2000	1999
	(in thousands, except for per share data)
Consolidated profit and loss account data
U.K. GAAP
Group turnover	$158,677	£89,144	£34,603	£21,921	£26,301	£3,545
Operating loss	$(155,237)	£(87,212)	£(106,701)	£(124,165)	£(38,635)	£(16,090)
Loss for the financial year	$(141,321)	£(79,394)	£(101,360)	£(113,238)	£(29,065)	£(15,973)
Basic and diluted loss per ordinary share and ADS	$(0.68)	£(0.38)	£(0.67)	£(0.88)	£(0.25)	£(0.18)
U.S. GAAP
Net revenues	$158,677	£89,144	£34,603	£21,921	£26,301	£3,545
Operating loss	$(145,609)	£(81,803)	£(114,420)	£(124,953)	£(37,481)	£(6,459)
Net loss	$(136,482)	£(76,675)	£(109,959)	£(114,145)	£(27,992)	£(16,058)
Basic and diluted loss per ordinary share and ADS	$(0.65)	£(0.37)	£(0.73)	£(0.89)	£(0.24)	£(0.18)
Basic and diluted weighted average number of ordinary shares	208,448	208,448	150,996	128,533	116,232	91,147
	At December 31
	2003	2003	2002	2001	2000	1999
	(in thousands)
Consolidated balance sheet data
U.K. GAAP
Total assets	$312,684	£175,665	£244,497	£228,624	£331,519	£25,399
Equity shareholders' funds	$207,438	£116,538	£180,438	£210,870	£304,062	£16,926
Long-term obligations	$68,398	£38,426	£34,757	£79	£1,885	£2,343
Share capital	$1,287	£723	£683	£434	£424	£324
U.S. GAAP
Total assets	$269,498	£151,403	£218,395	£228,624	£331,519	£25,397
Total shareholders' equity	$164,395	£92,357	£154,415	£210,949	£305,050	£16,839
Long-term obligations	$68,254	£38,345	£34,678	£—	£897	£2,254
Share capital	$1,287	£723	£683	£434	£424	£324

EXCHANGE RATE INFORMATION

        The noon buying rate on April 6, 2004 was $1.84 = £1.00.

        The tables below set forth, for the periods and dates indicated, information concerning the noon buying rates from the Federal Reserve Bank of New York for pounds sterling expressed in U.S. dollars per pound sterling. Fluctuations in the exchange rate between the pound sterling and the U.S. dollar are likely to affect the market price of our ADSs and ordinary shares.

High and low exchange rates of U.S. dollars per pound sterling for the previous six months:

	High	Low
October 2003	$1.71	$1.65
November 2003	$1.72	$1.67
December 2003	$1.78	$1.72
January 2004	$1.85	$1.79
February 2004	$1.90	$1.82
March 2004	$1.87	$1.79

Average exchange rates of U.S. dollars per pound sterling for the past five years(1):

Calendar year	Average
1999	$1.62
2000	$1.52
2001	$1.44
2002	$1.51
2003	$1.65

(1)
The average of the noon buying rates on the last day of each month during the period.

RISK FACTORS

        This Form 20-F contains forward-looking statements that involve risks and uncertainties. The following factors, among others, could cause our actual results to differ materially from those anticipated in the forward-looking statements in this report or presented elsewhere by management from time to time.

Our success will depend on the extent to which demand for optical components, modules and subsystems improves

        Projections of dramatic growth in demand for bandwidth between 1999 and 2001 led to telecommunications carriers investing large amounts of capital in developing and expanding their optical networks. When the projected growth did not materialize in 2001, telecommunications companies ceased to expand their networks, and large portions of those networks proved superfluous and currently remain unused. As a result, the demand by telecommunications carriers for systems declined dramatically in 2001 and, in turn, the demand for components supplied by us and other vendors to the systems providers also fell sharply. In addition, the lack of demand was exacerbated by excess optical component inventory held by the leading optical systems vendors. This lack of demand persisted in 2002, 2003 and the first quarter of 2004. We are unable to predict whether and how long the lack of demand will last and, in particular, how long it will take before the excess capacity of existing network systems is fully utilized and demand for additional capacity is generated. Additionally, we are unable to determine what and how much inventory optical systems vendors have left. Continuing unfavorable economic conditions and reduced capital spending of a global nature has also affected demand for our products. We are unable to predict how long the economic slowdown will continue, and whether it will worsen. The continued uncertainties in the global economy make it difficult for us to anticipate revenue levels and therefore to make appropriate estimates and plans relating to management of costs. The uncertain demand for optical components has had, and will continue to have, a material adverse effect on our results of operations, and we are not able to predict when or if our results of operations will improve.

We remain highly dependent on Nortel Networks Limited as a customer over the duration of our supply agreement with Nortel Networks Limited

        In November 2002, in connection with our acquisition of the optical amplifier and optical transmitter and receiver business of Nortel Networks Corporation, which we refer to in this Form 20-F as the acquired Nortel Networks businesses, we entered into a three-year, non-exclusive supply agreement with Nortel Networks Limited, a wholly-owned subsidiary of Nortel Networks Corporation. During the six quarter period between November 8, 2002, and March 31, 2004, which we refer to as the Minimum Commitment Period, Nortel Networks Limited was obligated to purchase from us a minimum of $120 million of products and related services regardless of market demand, subject to our meeting certain customary performance criteria relating to quality and delivery, among other things. In addition, Nortel Networks Limited is required to purchase a percentage of its optical components requirements from us until November 2005. The acquired Nortel Networks businesses were historically dependent on their relationship with Nortel Networks Limited and, as a result, we expect to be highly dependent on sales to Nortel Networks Limited, at least during the term of the supply agreement. In addition, Nortel Networks Limited, including its affiliates, has been one of Bookham's significant customers during the past three years with respect to sales of other Bookham products. Prior to the acquisition, shipments of products to Nortel Networks Limited by the acquired Nortel Networks businesses have constituted over 73%, 52%, and 60%, respectively, of the total sales of these businesses in 2000, 2001 and the first half of 2002. In 2003, following our acquisition of the Nortel Networks businesses, the shipments of products to Nortel Networks Limited by the acquired Nortel Networks businesses constituted over 59% of our total revenues. In the fourth quarter of 2002 and in the year ended December 31, 2003, we sold Nortel Networks Limited $95 million of products and related services pursuant to the supply agreement. If Nortel Networks Limited's financial condition deteriorates because of the continued severe slowdown in the telecommunications industry or due to changes in its own financial position or other circumstances, Nortel Networks Limited may not perform, in full or in part, its obligations under the supply agreement. We may not have a commercially practicable means to recover any shortfall by Nortel Networks Limited of its minimum purchasing commitments. Under certain circumstances, including a bankruptcy proceeding initiated by or against Nortel Networks Corporation and/or Nortel Networks Limited, amounts owed to us by Nortel Networks Limited might not be recoverable and the supply agreement might no longer be enforceable against Nortel Networks Limited.

        Although for the year ended December 31, 2003, Nortel Networks Limited reported net earnings from continuing operations of $441 million, Nortel Networks Limited reported a net loss from continuing operations of $2.8 billion and $11.4 billion in its fiscal years ended 2002 and 2001, respectively. In addition, Nortel Networks Corporation, which owns all of Nortel Networks Limited's common shares, has previously announced workforce reductions and facilities closures and has recently delayed certain regulatory filings, replaced its chief financial officer and the United States Securities and Exchange Commission has recently announced a formal order of investigation in connection with Nortel's restatement of previous financial results. If Nortel Networks Limited is unable to meet its purchasing obligations under the supply agreement, or ceases to purchase a substantial amount of products now that the Minimum Commitment Period has expired, our results of operations and business prospects would be materially adversely affected.

We may not be able to retain Nortel Networks Limited as a customer after expiration of the supply agreement

        Our revenues over the period of the supply agreement with Nortel Networks Limited may not be indicative of future revenues generated from sales to Nortel Networks Limited. Given current market conditions, Nortel Networks Limited may not continue to purchase products in the same quantity as it did prior to the expiration of the Minimum Commitment Period. There can, in any event, be no assurances regarding the levels at which Nortel Networks Limited will in fact continue to purchase products, or whether they will do so at all, in future periods. Our ability to retain Nortel Networks Limited as a customer after the supply agreement has expired will depend on Nortel Networks Limited's continuing needs for products supplied by us. Our revenues from Nortel Networks Limited were £52.2 million, or 59% of our total revenues, for the year ended December 31, 2003. In order to sustain revenues in 2004, we will need either to continue a supply relationship with Nortel Networks Limited at a significant level or to increase materially the level of our sales to other customers. If sales under the supply agreement do not continue at the same level as they did prior to the expiration the Minimum Commitment Period and/or the supply agreement expires, our revenues will be adversely affected.

We and our customers are each dependent upon a limited number of customers

        Historically, we have generated most of our revenues from a limited number of customers. For example, in each of the three years ending December 31, 2003, sales to five customers accounted for approximately 83% of our revenue. In this same period, sales to two of those customers, Nortel Networks Limited and Marconi Communications, respectively, accounted for 41% and 15% of our revenue in 2001, 32% and 38% in 2002 and 59% and 13% in 2003. Our dependence on a limited number of customers is due to the fact that the optical systems industry is dominated by a small number of large companies. That market is currently consolidating, thereby reducing the number of potential customers in the industry. This trend may further increase our dependence on a small number of customers. Similarly, our customers depend on a small group of telecommunications carrier customers to purchase their products that incorporate our optical components.

        We expect to continue to generate a significant amount of our revenues from supply agreements with Nortel Networks Limited. The Nortel Networks Limited supply agreement expires in November 2005. Our supply agreement with Nortel Networks Limited provides for Nortel Networks Limited to purchase a percentage of Nortel Network Limited's optical components requirements until November 2005. As of December 31, 2003, Nortel Networks Limited had purchased $95 million of products under the supply agreement. If Nortel Networks Limited's financial condition deteriorates because of the continued severe slowdown in the telecommunications industry or due to changes in its own financial position or other circumstances, Nortel Networks Limited may not perform, in full or in part, its obligations under the supply agreement. We may not have a commercially practicable means to recover any shortfall by Nortel Networks Limited of its minimum purchase commitments. Our supply agreement with Marconi Communications, which expires in June 2004, provides for Marconi Communications to purchase £30 million of products and services from us. As of December 31, 2003, approximately £5.7 million remained to be purchased under this supply agreement. If Marconi Communications' financial condition deteriorates because of the continued severe slowdown in the telecommunications industry or due to changes in its own financial position or other circumstances, Marconi Communications may not perform, in full or in part, its obligations under the supply agreement. We may not have commercially practicable means to recover any shortfall by Marconi Communications of its minimum purchase commitments. In addition, after the expiration of the supply agreement with Marconi Communications in June 2004, we expect the amount of revenues we receive from Marconi Communications to decline. The loss of one or more of our customers, or any decrease in revenues earned from Nortel Networks Limited or Marconi Communications, could materially adversely affect our revenues and results of operations. In addition, many of our customers, and their telecommunications carrier customers, have been affected by the downturn in the telecommunications industry and are in poor financial condition. The condition of these companies may affect the amount and type of orders they are able to place with us.

We have substantially redefined our business, making it difficult to evaluate our business based upon our historical financial results

        From 1997 through 2000, our principal product line was based upon our proprietary silicon-based integrated optical circuitry, or ASOC, platform. In 2001 and 2002, as market demand for optical components continued to decline and some companies began to exit the industry, we redefined our business away from our product line of ASOC-based, passive, fully-integrated components towards providing a range of active optical components. As a result, in 2002 and 2003, we discontinued development of our ASOC-based products and shifted our strategic focus to becoming a supplier of optical components for the telecommunications market through the acquisition of companies or product lines. In the past two years, our acquisitions have included New Focus, Inc. and the optical components businesses of Marconi Communications and Nortel Networks. This shift in our business model has substantially redefined our business plan and expanded our market focus and has resulted in large changes in our revenues and expenses as we acquire and integrate companies and product lines. As a result of our past acquisitions and our continued plan to acquire and integrate additional companies or product lines that we believe can be exploited in the current market environment, our financial results for any period or changes in our results across periods may continue to dramatically change. Our historical financial results, therefore, should not be relied upon to accurately predict our future operating results, thereby making the evaluation of our business more difficult.

We have generated substantial losses to date and will generate substantial losses in the future unless we achieve significant revenue growth

        We incurred substantial net losses in 2001, 2002 and 2003. Historically, we have failed to predict the revenue required to achieve cash flow break-even. For example, in October 2002, we stated that we believed we had reduced the revenue required to achieve cash flow break-even to approximately £50 million per quarter and in February and June 2003, we stated that we intended to reduce the quarterly revenue required to achieve cash flow break-even to £45 million and to between £30 million and £35 million, respectively. All of these predictions proved inaccurate. You should not rely on any of our previously announced break-even levels and we believe that given current market uncertainties, it is not currently possible to predict when, or at what level, break-even operations will, if ever, be achieved. We may never generate sufficient revenues to achieve profitability. Even if we do achieve profitability, we may not sustain or increase profitability on a quarterly or annual basis in the future. To date, we have been financed largely by our existing cash balances and our operating cash flows. Our existing cash balances and any future revenues may not be sufficient to cover all future losses.

We expect to acquire businesses as part of our strategy, and we will need to integrate them successfully

        Acquisitions have historically been an important part of our business strategy and will form part of our strategy in the future. For example, in 2002 we acquired the optical components businesses of Marconi Optical Components Limited and Nortel Networks. In July 2003, we acquired substantially all of the assets and certain liabilities of Cierra Photonics for consideration of approximately 3.0 million ordinary shares, with an additional 4.2 million ordinary shares issuable in the future upon achievement of certain revenue milestones. In October 2003, we acquired the entire issued share capital of Ignis Optics for consideration of approximately 8.0 million ordinary shares, with up to 780,843 ordinary shares issuable in the future upon achievement of certain revenue milestones. In March 2004, we completed our acquisition of New Focus for consideration of approximately 78.7 million ordinary shares (in the form of ordinary shares or ADSs). Any acquisition transaction could involve the issuance of a significant number of new equity or debt securities and/or the payment of substantial cash consideration. If we fund acquisitions in whole or in part through the issuance of equity securities, our existing shareholders may experience substantial dilution. We may also be required to make significant investment in acquired companies to facilitate commercialization of their products or to support the integration of their operations with ours. Any acquisition may also involve significant management time and attention, which could cause disruption to our overall operations. Any acquisition resulting in entry into a new market, such as our acquisition of Ignis Optics, a company in the data communications sector, and New Focus, a company in the photonics and microwave sector, could present numerous challenges including diversion of financial and managerial resources and creation of uncertainty among existing customers. Moreover, if we are unable to integrate successfully any newly acquired business or technologies, we may be unable to achieve our strategic goals and our business could suffer. Specifically, we are now in the process of integrating the operations of New Focus with our existing business and may experience problems in connection with this integration. We currently intend to continue Ignis Optics and New Focus as separate legal entities.

        The success of our strategy depends on the success of the integration process. Although substantially all of the integration is complete, the integration may not be successful and may result in unanticipated operational, developmental, personnel or other problems. Any of these problems could adversely affect our results of operations.

As a result of our global operations, our business is subject to currency fluctuations that may adversely affect our operating results

        Due to our operations in Europe, North America and Asia, our business is subject to fluctuations based upon changes in the exchange rates among the currencies in which we collect revenues and pay expenses. In particular, a substantial portion of our revenues are denominated in U.S. dollars, while the majority of our expenses continue to be denominated in pounds sterling. This trend has, and can be expected to continue to, put pressure on our revenues, which are reported in pounds sterling. As a result, our margins and cash flow could be adversely affected. Fluctuations in the exchange rate between these two currencies and, to a lesser extent, other currencies in which we collect revenue and pay expenses, could affect our operating results. In addition, our consolidated financial statements are prepared in pounds sterling and the most recent fiscal year is translated into U.S. dollars. Consequently, even when foreign currency expenses substantially offset revenues in the same currency, our net income may be diminished or our net loss increased when reported in U.S. dollars in our financial statements. In recent periods, the value of the U.S. dollar has declined significantly in comparison with the pound sterling and the euro. The quarter-end exchange has moved from $1.58 in the first quarter of 2003 to $1.78 at year end 2003, which represents a 14% decline in the strength of the U.S. dollar relative to the pound sterling. We engage in currency hedging transactions in an effort to cover any exposure to such fluctuations, and we may be required to convert currencies to meet our obligations. Under certain circumstances, hedging transactions can have an adverse effect on our financial condition.

Fluctuations in operating results and a long sales cycle could adversely affect the market price of our ADSs and ordinary shares

        Our revenues and operating results are likely to fluctuate significantly in the future. The lack of visibility as to future revenue sources from our newly integrated businesses, the timing of order placement, size of orders and satisfaction of contractual customer acceptance criteria, as well as order delays or deferrals and shipment delays and deferrals, with respect to our products, may cause material fluctuations in revenue. To date, our sales cycles have been lengthy. The period between initial contact with a customer to the receipt of a purchase order has frequently been six months to a year or more. In addition, most of our customers perform, and require us to perform, extensive process and product evaluation and testing of components before purchase. This lengthy sales cycle may cause our revenues and operating results to vary from period to period and it may be difficult to predict the timing and amount of any variation.

        Delays or deferrals in purchasing decisions may increase as we develop new or enhanced products for new markets, including data communications, aerospace, industrial and military. Our current and anticipated future dependence on a small number of customers increases the revenue impact of each customer's delay or deferral activity. Our expense levels in the future will be based, in large part, on our expectations regarding future revenue sources and, as a result, net income for any quarterly period in which material orders fail to occur, are delayed, or deferred could vary significantly.

        Because of these and other factors, investors should not rely on quarter-to-quarter comparisons of our results of operations as an indication of future performance. In future periods, results of operations may differ from the estimates of public market analysts and investors. Such a discrepancy could cause the market price of our ADSs or ordinary shares to decline.

Our business will be adversely affected if we cannot manage the significant changes in the number of our employees and the size of our operations

        We experienced a significant increase in the number of our employees, the scope of our operations and financial systems and the geographic area of our operations in 1999 and 2000. In 2001, however, we experienced a significant reduction in the number of employees and scope of our operations because of declining demand for our products. In addition, a number of our manufacturing facilities were underutilized in light of reduced demand. In 2002, our employee numbers, scope of operations and the geographic area of our operations again significantly expanded through acquisitions, although the increase in our headcount was offset by employee reductions. As a result of the merger with New

Focus in March 2004, we acquired approximately 200 employees based at New Focus's headquarters in San Jose, California. These significant changes in headcount have placed, and will continue to place, a significant strain on management and other resources. We face challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs in different jurisdictions.

        There is a risk that, during such periods of growth or decline, management will not sufficiently coordinate the roles of individuals to ensure that all areas receive appropriate focus and attention. If we are unable to manage our headcount, manufacturing capacity and scope of operations effectively, the cost and quality of our products may suffer, we may be unable to attract and retain key personnel and we may be unable to market and develop new products. Further, the inability to successfully manage the substantially larger and geographically more diverse organization, or any significant delay in achieving successful management, could have a material adverse effect on us and, as a result, on the market price of our ADSs and ordinary shares.

We generate a significant portion of our revenue outside the United Kingdom and therefore are subject to additional risks associated with the extent of our international operations

        Our sales outside the United Kingdom, consisting primarily of sales in Canada and the United States, constituted 39% of our revenues for each of 2001 and 2002 and 83% of our revenues for 2003. We anticipate that our percentage of sales outside the United Kingdom will further increase as a result of our acquisition of New Focus in March 2004, as New Focus derives substantially all of its revenues from sales to customers outside the United Kingdom.

        Because we sell a significant portion of our products outside of the United Kingdom, we are subject to additional risks related to operating in foreign countries. These risks include:

  •
  currency fluctuations, which could result in increased operating expenses and reduced revenues;

  •
  greater difficulty in accounts receivable collection and longer collection periods;

  •
  difficulty in enforcing or adequately protecting our intellectual property;

  •
  foreign taxes;

  •
  political, legal and economic instability in foreign markets; and

  •
  foreign regulations.

        Any of these risks, or any other risks related to our foreign revenues, could materially adversely affect our business, financial condition and results of operations.

If our customers do not qualify our manufacturing lines or the manufacturing lines of our subcontractors for volume shipments, our operating results could suffer

        Most of our customers do not purchase products, other than limited numbers of evaluation units, prior to qualification of the manufacturing line for volume production. Our existing manufacturing lines, as well as each new manufacturing line, must pass through varying levels of qualification with our customers. Our customers may also require that we, and any subcontractors that we may use, be registered under international quality standards, such as ISO 9001. Any relocation or consolidation of our manufacturing lines from existing manufacturing facilities, such as our planned shift of manufacturing capacity to Shenzhen, China, may need to undergo qualification by our customers before commercial production on these lines can recommence. In addition, we have in the past, and may in the future, encounter quality control issues as a result of relocating our manufacturing lines or introducing new products to fill production. The qualification process, whether in connection with new products or the relocation of manufacturing lines for current products, determines whether the manufacturing line meets the quality, performance and reliability standards of customers and organizations that set industry standards. We may experience delays in obtaining customer qualification of our manufacturing lines and, as a consequence, our operating results and customer relationships would be harmed. Furthermore, New Focus maintains contract administration procedures to monitor its performance to customers' product and testing specifications. Prior to our acquisition of New Focus, New Focus determined that its contract administration procedures for a subset of its JCA product lines might require modification. These modifications could result in additional costs to ensure compliance with customer product and testing specifications or loss of revenue resulting from an inability to accept certain customer orders, which could cause our operating results to suffer.

Delays, disruptions or quality control problems in manufacturing could result in delays in product shipments to customers and could adversely affect our business

        We may experience delays, disruptions or quality control problems in our manufacturing operations or the manufacturing operations of our subcontractors. As a result, we could incur additional costs that would adversely affect gross margins, and product shipments to our customers could be delayed beyond the shipment schedules requested by our customers, which would negatively affect our revenues, competitive position and reputation. Furthermore, even if we are able to deliver products to our customers on a timely basis, we may be unable to recognize revenue based on our revenue recognition policies. For example, New Focus has experienced disruptions in the manufacture of some of its products due to changes in its manufacturing processes, which resulted in reduced manufacturing yields, delays in product shipment and deferral of revenue recognition. Any manufacturing disruptions in the future, including disruptions as a result of the consolidation of our facilities, could adversely affect our revenues, gross margins and results of operations. In addition, we may experience manufacturing delays and reduced manufacturing yields upon introduction of new products to our manufacturing lines or integration of acquired products. We have in the past experienced lower-than-targeted product yields, which have resulted in delays of customer shipments, lost revenues and reduced gross margins.

The cost and complexity of complying with government regulations and any determination that we have violated such regulations could adversely affect our business

        The sale of certain of our products is subject to regulation by governmental bodies in the United States and other jurisdictions. If we fail to comply with the applicable rules or regulations of any governmental agency, we could be subject to strict penalties. For example, the sale and manufacture of some of our radio frequency, or RF, microwave products requires continued compliance with governmental security and import/export regulations. Prior to our acquisition of New Focus, New Focus was notified of potential charges that might be brought against it for certain export violations. New Focus has filed preliminary and full voluntary disclosures with the State Department Directorate of Defense Trade Controls, or the DDTC, regarding possible export violations. If the DDTC, or any other U.S. governmental entity, determines that New Focus violated U.S. export laws or regulations, New Focus could be sanctioned. Any such sanction or any future failure to or delay in continuing to comply with governmental regulations could adversely affect our revenues, gross margins and results of operations.

We may not realize the benefits we expect from the New Focus merger

        We will need to overcome significant challenges in order to realize any benefits or synergies from the acquisition of New Focus. These challenges include the timely, efficient and successful execution of a number of post-merger events, including:

  •
  retaining existing customers of both companies and attracting additional customers;

  •
  integrating the technologies of the two companies;

  •
  retaining and assimilating the key personnel of New Focus;

  •
  retaining strategic partners of each company and attracting new strategic partners;

  •
  transferring some of our manufacturing to the New Focus China facility; and

  •
  creating uniform standards, controls, procedures, policies and information systems.

        The execution of these events will involve considerable risks and may not be successful. These risks include:

  •
  the potential disruption of our ongoing business and distraction of our management;

  •
  the potential strain on our financial and managerial controls and reporting systems and procedures;

  •
  unanticipated expenses and potential delays related to integration of the technology and other resources of the two companies;

  •
  the impairment of relationships with employees, suppliers and customers as a result of any integration of new management personnel; and

  •
  potential unknown or currently unquantifiable liabilities associated with the merger and the combined operations.

        We may not succeed in addressing these challenges or any other problems in connection with the acquisition of New Focus. The inability to realize the tax benefits or synergies of the acquisition of New Focus, or any significant delay in achieving such benefits or synergies, could have a material adverse effect on us and, as a result, on the market price of our ADSs and ordinary shares.

Our debt repayment obligations to Nortel Networks Optical Components Limited may affect our ability to operate our business

        In connection with our acquisition of the acquired Nortel Networks businesses, we have issued to Nortel Networks Optical Components Limited secured and unsecured interest-bearing notes in the aggregate principal amount of $50 million. The secured note, in the principal amount of $30 million, is secured against all of our capital equipment and all of the assets, other than inventory, of the acquired Nortel Networks businesses, bears interest at the rate of 7% per year, increasing 0.25% per quarter beginning three months after issue until repayment, up to a maximum rate of 10% per year, and is payable in full no later than November 8, 2005. As of March 31, 2004, the note bore interest at a rate of 8.25%. The unsecured note, in the principal amount of $20 million, bears interest at the rate of 4% per year and is payable in full no later than November 8, 2007. We are required to repay the notes, in full or in part, at earlier times upon the occurrence of various events, including an equity or equity-linked financing by us. Our business currently does not generate cash flow in an amount sufficient to enable us to pay the principal of, or interest on, our indebtedness or to fund our other liquidity needs, including working capital, capital expenditures, product development efforts, strategic acquisitions, investments and alliances, and other general corporate requirements. If we cannot fund our liquidity needs through alternative sources of capital such as a financing, we will have to take actions such as reducing or delaying capital expenditures, product development efforts, strategic acquisitions, investments and alliances, selling assets, restructuring or refinancing our debt, or seeking additional equity or debt capital. We may not be able to effect any of those remedies on commercially reasonable terms, or at all. If we incur additional debt above current levels, the risks associated with our leverage, including the risk that we will be unable to service our debt or generate enough cash flow to fund our liquidity needs, could intensify.

We could be adversely affected if we are unable to manage our manufacturing capacity to meet fluctuating levels of demand for our products

        A significant and steady decline in the demand for optical components beginning in 2001 resulted in marked underutilization of our manufacturing capacity, and, in July 2002, we announced that we were closing our manufacturing facilities in Swindon, U.K. and Maryland in the United States. In 2002, we acquired a manufacturing facility in Caswell, U.K. as part of the acquisition of the optical components business of Marconi Optical Components Limited, and in connection with our acquisition of the acquired Nortel Networks businesses, we acquired four more manufacturing facilities located in the United Kingdom, Canada and Switzerland. All of these facilities are underutilized. In 2004, in connection with our acquisition of New Focus, we acquired two additional manufacturing facilities. We have closed our Ottawa, Canada manufacturing facility and have transferred its operations to our Caswell site, and we have closed our Abingdon, U.K. manufacturing facility. We expect to transfer some of our manufacturing activities to the New Focus China facility. Fluctuations in customer demand, combined with the acquisition of these additional manufacturing facilities, present challenges and will require us to evaluate manufacturing capacity and to assess and predict demand appropriately in order to ensure availability and staffing of manufacturing facilities sufficient to meet that demand. Failure to do so on a timely basis could have an adverse effect upon gross margins or have the effect of increasing overall operating expenses.

We may incur significant restructuring charges that will adversely affect our results of operations

        In light of our restructuring and cost reduction measures in 2002 and 2003 in response to the depressed demand for optical components and our consolidation activities, we have incurred significant restructuring related charges. Such charges totaled £3.0 million, £1.8 million, £14.6 million and a credit of £1.8 million, respectively, for the quarters ended March 30, June 29, September 28 and December 31, 2003. In connection with the rationalization of our facilities, including the proposed transfer of some of our manufacturing activities to Shenzhen, China, we will incur additional restructuring charges in the first quarter of 2004 and may incur additional charges in the future. These charges, along with any other charges, have adversely affected, and will continue to adversely affect, our results of operations for the periods in which such charges have been or will be incurred.

We may have difficulty obtaining additional capital because of reduced funding of and lending to companies in the optical components industry

        The optical components sector of the telecommunications industry, in which we operate, has been severely affected by the downturn in the global economy. As a result, companies in this sector have experienced difficulty in raising capital, whether through equity or debt financing. Because the share values of optical component suppliers have declined markedly during the downturn, we may experience difficulty raising additional capital or may have to accept capital financing on less than optimal terms.

Our future success will depend on our ability to manufacture and sell our products, some of which have recently been commercially introduced and may not achieve commercial acceptance

        In connection with our acquisitions from Nortel Networks and Marconi Optical Components Limited, we added several new products to our product line, some of which have not yet successfully completed a specific series of tests that demonstrate those products meet industry-wide standards and are suitable for customer specific use. Until these tests are complete for a given product, that product does not qualify for volume production. We cannot assure investors that these products, or the proprietary technology upon which any of these products is based, will achieve broad market acceptance.

        In addition, a decline in demand for any of our product lines due to faults or quality problems, the introduction of superior products by competitors, technological changes or other reasons could undermine confidence in and demand for our products. This decline in demand could have a material adverse effect on our customer relationships and business prospects.

We may encounter unexpected costs or delays in reactivating the New Focus facility in Shenzhen, China

        We intend to take advantage of the comparatively low manufacturing costs in China by conducting some of our manufacturing activities at the New Focus China facility. Operations in China are subject to greater political, legal and economic risks than our operations in other countries. In order to commence activity at the New Focus facility, we must obtain required legal authorization, train and hire a workforce and invest in reactivation of the facility. The legal system in China is undeveloped and subject to change with little or no notice, and enforceability of existing laws and regulations is uncertain. Requisite legal permits may not be obtained and costs or operational limitations may be imposed in connection with obtaining and complying with such permits. The hiring and training of an appropriate labor force will require an investment of our resources, and may take longer than anticipated. We may also encounter delays or dislocation in the transfer of product lines to Shenzhen, China, or quality issues as we ramp up manufacturing activities. We may also be required to expend greater amounts than we currently anticipate in connection with the reactivation of the facility. Any one of these factors, or a combination of them, could result in the incurrence of unanticipated costs, with the potential to materially and adversely affect our business.

Our results of operations may suffer if we do not effectively manage our inventory and we may incur inventory-related charges

        To achieve commercial success with our product lines, we need to manage our inventory of component parts and finished goods effectively to meet changing customer requirements. The ability to accurately forecast customers' product needs in the current economic environment is very difficult. Some of our products and supplies have in the past, and may in the future, become obsolete while in inventory due to rapidly changing customer specifications or a decrease in customer demand. If we are not able to manage our inventory effectively, we may need to write-down the value of some of our existing inventory or write-off unsaleable or obsolete inventory, which would adversely affect our results of operations. We have from time to time incurred significant inventory-related charges. For example, in 2001, we incurred charges related to inventory write-downs on excess inventory of £4.7 million and, in 2002, we incurred charges related to inventory write-downs on excess inventory of £3.3 million, which includes write-downs of £1.2 million related to the downsizing of our ASOC product line. In 2003, we did not incur charges related to inventory write-downs on excess inventory. We may, however, incur significant similar charges in future periods. These charges could significantly adversely affect our results of operations.

Our products are complex, may take longer to develop than originally anticipated and are highly dependent on the needs of our customers' design and development programs

        Many of our new products must be tailored to customer specifications. As a result, we are constantly developing new products and using new technologies in those products. These products often take 12 to 18 months to develop because of their complexity and because customer specifications sometimes change during the development cycle. We fund a significant majority of the design work, but have in the past received small contributions from customers, which we credit against research and development expenditure. In the event that a customer cancelled or modified a design project before we began large-scale manufacture of the product and received revenue from the customer, we would not be able to recover those expenses and our results of operations would be adversely affected. It is difficult to predict with any certainty, particularly in the present economic climate, the frequency with which customers will cancel or modify their projects, or the effect that cancellation or modification would have on our results of operations. The complex production process for our products requires careful and constant maintenance of fine tolerances that can be disrupted by unknown or unforeseen causes. Our products may also contain defects when first introduced or as new versions are released. We could also incur significant unanticipated costs in attempting to complete the development of new products or to fix defective products. In addition, the need to contain research and development costs may have an adverse effect on our development of new products and enhancement of existing product offerings.

We may experience low manufacturing yields

        Manufacturing yields depend on a number of factors, including the volume of production due to customer demand and the nature and extent of changes in specifications required by customers for which we perform design-in work. Higher volumes due to demand for a fixed, rather than continually changing, design generally result in higher manufacturing yields, whereas lower volume production generally results in lower yields. In addition, lower yields may result, and have in the past resulted, from commercial shipments of products prior to full manufacturing qualification to the applicable specifications. Changes in manufacturing processes required as a result of changes in product specifications, changing customer needs and the introduction of new product lines have historically caused, and may in the future cause, significantly reduced manufacturing yields, resulting in low or negative margins on those products. Moreover, an increase in the rejection rate of products during the quality control process either pre, during or post manufacture results in lower yields and margins. Finally, manufacturing yields and margins can also be lower if we receive or inadvertently use defective or contaminated materials from our suppliers.

We may be faced with product liability claims

        Despite quality assurance measures, there remains a risk that defects may occur in our products. The occurrence of any defects in our products could give rise to liability for damages caused by such defects and for consequential damages. They could, moreover, impair the market's acceptance of our products. Both could have a material adverse effect on our business and financial condition. In addition, we may assume product warranty liabilities related to companies we acquire which could have a material adverse effect on our business and financial condition. In order to mitigate the risk of liability for damages, we carry product liability insurance with a £10 million aggregate annual limit and errors and omissions insurance with a $5 million annual limit. We cannot assure investors that this insurance could adequately cover our costs arising from defects in our products or otherwise.

Our large manufacturing overheads, combined with the underutilization of our manufacturing facilities and fluctuating exchange rates, have resulted in negative gross margins

        We have large, fixed manufacturing overhead costs and are substantially underutilizing our existing manufacturing facilities. In addition, a substantial portion of our revenues are denominated in U.S. dollars, while the majority of our expenses are denominated in pounds sterling, and in recent periods, the value of the U.S. dollar has declined significantly in comparison with the pound sterling. If we are unable to decrease costs or increase manufacturing yields, or if the U.S. dollar continues to decline in comparison to the pound sterling, the effect of these negative gross margins could be exacerbated and could continue to have an adverse effect on our financial results.

Our intellectual property rights may not be adequately protected

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

        Our intellectual property portfolio is an important corporate asset. The steps we have taken and may take in the future to protect our intellectual property may not adequately prevent misappropriation or ensure that others will not develop competitive technologies or products. We cannot assure investors that our competitors will not successfully challenge the validity of these patents, or design products that avoid infringement of our proprietary rights with respect to our technology. There can be no assurance that other companies are not investigating or developing other similar technologies, that any patents will issue from any application pending or filed by us or that, if patents do issue, the claims allowed will be sufficiently broad to deter or prohibit others from marketing similar products. In addition, we cannot assure investors that any patents issued to us will not be challenged, invalidated or circumvented, or that the rights under those patents will provide a competitive advantage to us. Further, the laws of certain territories in which our products are or may be developed, manufactured or sold, including South East Asia, may not protect our products and intellectual property rights to the same extent as the laws of the United Kingdom, Continental European countries and the United States.

Our products may infringe the intellectual property rights of others

        Companies in the industry in which we operate frequently receive claims of patent infringement or infringement of other intellectual property rights. In this regard, third parties may in the future assert claims against us concerning our existing products or with respect to future products under development. We have entered into and may in the future enter into indemnification obligations in favor of some customers that could be triggered upon an allegation or finding that we are infringing other parties' proprietary rights. If we do infringe a third party's rights, we may need to negotiate with holders of patents relevant to our business. We have from time to time received notices from third parties alleging infringement of their intellectual property and as a result have entered into license agreements with those third parties with respect to that intellectual property. We may not in all cases be able to resolve allegations of infringement through licensing arrangements, settlement, alternative designs or otherwise. We may take legal action to determine the validity and scope of the third-party rights or to defend against any allegations of infringement. In the course of pursuing any of these means we could incur significant costs and diversion of our resources. Due to the competitive nature of our industry, it is unlikely that we could increase our prices to cover such costs. In addition, such claims could result in significant penalties or injunctions that could prevent us from selling some of our products in certain markets or result in settlements that require payment of significant royalties that could adversely affect our ability to price our products profitably.

If we fail to obtain the right to use the intellectual property rights of others necessary to operate our business, our ability to succeed will be adversely affected

        The telecommunications and optical components markets in which we sell our products have experienced frequent litigation regarding patent and other intellectual property rights. Numerous patents in these industries are held by others, including academic institutions and our competitors. Optical component suppliers may seek to gain a competitive advantage or other third parties may seek an economic return on their intellectual property portfolios by making infringement claims against us. In the future we may need to obtain license rights to patents or other intellectual property held by others to the extent necessary for our business. Unless we are able to obtain such licenses on commercially reasonable terms, patents or other intellectual property held by others could inhibit our development of new products for our markets. Licenses granting us the right to use third-party technology may not be available on commercially reasonable terms, if at all. Generally, a license, if granted, would include payments of up-front fees, ongoing royalties or both. These payments or other terms could have a significant adverse impact on our operating results. Our larger competitors may be able to obtain licenses or cross-license their technology on better terms than we can, which could put us at a competitive disadvantage.

We depend on a limited number of suppliers who could disrupt our business if they stopped, decreased or delayed shipments

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

We may not be able to operate our business successfully if we lose any member of our senior management team

        Our future success will depend, in large part, on the continued service of our key management and technical personnel, in particular our Chief Executive Officer, Dr. Giorgio Anania, and our President, Liam Nagle. If either of these individuals becomes unable or unwilling to render his services and expertise, we could encounter serious difficulties in the effective management of our business. While each of these individuals has a service agreement with us, these agreements cannot ensure their continued employment.

We could lose key personnel as a result of our acquisition of New Focus, which could materially affect our business and require us to incur substantial costs to recruit replacements for lost personnel

        As a result of our acquisition of New Focus, our employees could experience uncertainty about their future roles with us. This uncertainty may adversely affect our ability to attract and retain key management, sales, marketing and technical personnel. Our employees may be concerned about the strategic focus and direction of the combined company, and seek to find employment elsewhere. Any failure to attract and retain key personnel could have a material adverse effect on our business.

Our business and future operating results may be adversely affected by events outside of our control

        Our business and operating results are vulnerable to interruption by events outside of our control, such as earthquakes, fire, power loss, telecommunications failures, political instability, military conflict and uncertainties arising out of terrorist attacks, including a global economic slowdown, the economic consequences of additional military action or additional terrorist activities and associated political instability, and the effect of heightened security concerns on domestic and international travel and commerce.

Charges to earnings resulting from the application of the purchase method of accounting may adversely affect the market value of our ADSs and ordinary shares

        We will account for our acquisitions, including the acquisition of New Focus, using the purchase method of accounting under U.S. GAAP and the acquisition method of accounting under U.K. GAAP.

In accordance with U.S. GAAP, we will allocate the total estimated purchase price to an acquired company's net tangible assets, amortizable intangible assets, and in-process research and development based on their fair values as of the date of announcement of the transaction, and record the excess of the purchase price over those fair values as goodwill. With respect to our acquisition of New Focus, the portion of the estimated purchase price allocated to in-process research and development will be expensed by us in the first quarter of 2004. We will incur an increase in the amount of amortization expense over the estimated useful lives of certain of the intangible assets acquired in connection with the merger on an annual basis. To the extent the value of goodwill or intangible assets with indefinite lives becomes impaired, we may be required to incur material charges relating to the impairment of those assets. In addition, in the past, after the completion of a transaction, we have amended the provisional values of certain inventory we obtained as part of transactions, specifically the Nortel Networks acquisition. This amendment resulted in an increase in the value of our inventory being increased by £12.8 million, current liabilities being increased by approximately £0.9 million and goodwill being decreased by approximately £11.9 million. We cannot assure you that we will not have to make other similar modifications to our historical financial results in the future. In addition, there can be no assurance that we will not incur restructuring charges as a result of any such transaction, which may have an adverse effect on our earnings. In accordance with U.K. GAAP, we will allocate the total estimated purchase price to New Focus's net tangible assets with the excess paid over the fair value of the net assets recorded as goodwill. In accordance with U.K. GAAP, goodwill will be amortized over the estimated useful life, which will result in a substantial additional increase in the amount of goodwill amortization on an annual basis by Bookham in future periods.

Our business involves the use of hazardous materials, and environmental laws and regulations may expose us to liability and increase our costs

        We historically have handled small amounts of hazardous materials as part of our manufacturing activities and now handle more and different such hazardous materials as a result of the manufacturing processes related to New Focus, the acquired Nortel Networks businesses and the product lines we acquired from Marconi Optical Components Limited. Consequently, our operations are subject to environmental laws and regulations governing, among other things, the use and handling of hazardous substances and waste disposal. We may be required to incur environmental costs to comply with current or future environmental laws. As with other companies engaged in manufacturing activities that involve hazardous materials, a risk of environmental liability is inherent in our manufacturing activities, as is the risk that our facilities will be shut down in the event of a release of hazardous waste. The costs associated with environmental compliance or remediation efforts or other environmental liabilities could adversely affect our business.

We may in the future be considered a passive foreign investment company

        The U.S. Internal Revenue Code of 1986, as amended, contains special rules relating to passive foreign investment companies, or PFICs. A U.S. holder who owns stock in a PFIC generally is subject to adverse tax consequences under these rules. These rules do not apply to non-U.S. holders. A company is treated as a PFIC if at least 75% of the company's gross income for a taxable year consists of "passive income," defined generally as income from passive investments, as opposed to operating income. A company is also treated as a PFIC if the average percentage of the value of its assets, including cash balances, that produce or are held for the production of passive income is at least 50%. The application of the gross income test in our particular circumstances is uncertain, as the calculation is complex when a company's gross margin is negative and our calculation is based on a US Internal Revenue Service private letter ruling which, although issued in similar circumstances, was issued to another taxpayer and would not necessarily be applied by the IRS to us in any audit or review. This could result in our classification as a PFIC in the future, even in a year in which we have substantial gross revenues from product sales. In addition, the proportion of our cash balances compared with our total assets may in the future result in our being a PFIC. There can be no assurance that we will in future years have sufficient revenues from product sales or sufficient non-passive assets to avoid becoming a PFIC.

        If we were classified as a PFIC, unless a U.S. holder made a timely specific election, a special tax regime would apply to any "excess distribution," which would be the U.S. holder's share of distributions in any year that are greater than 125% of the average annual distributions received by the U.S. holder in the three preceding years or the U.S. holder's holding period, if shorter, and any gain realized on the sale or other disposition of the ordinary shares or ADSs. Under this regime, any excess distribution and realized gain would be treated as ordinary income and would be subject to tax as if the excess distribution or gain had been realized ratably over the U.S. holder's holding period for the ordinary shares or ADSs. A U.S. holder will generally be required to pay taxes on the amount allocated to a year at the highest marginal tax rate and pay interest on the prior year's taxes. A U.S. holder may be able to ameliorate the tax consequences somewhat by making a mark-to-market election or QEF election, that is, an election to have us treated as a qualified electing fund for U.S. federal income tax purposes. You should consult your tax advisor of the consequences of our classification as a PFIC.

The markets in which we operate are highly competitive, which could result in lost sales and lower revenues

        The market for fiber optic components is highly competitive and such competition could result in our existing customers moving their orders to competitors. Certain of our competitors may be able more quickly and effectively to:

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

        We cannot assure investors that we will be able to compete successfully with our competitors or that aggressive competition in the market will not result in lower prices for our products or decreased gross profit margins. Any such development would have a material adverse effect on our business, financial condition and results of operations.

Major litigation regarding our initial public offering and follow-on offering and any other litigation in which we become involved, including as a result of acquisitions, may substantially increase our costs and harm our business

        On November 7, 2001, a putative class action lawsuit was filed against us and others in the United States District Court for the Southern District of New York. On April 19, 2002, the plaintiffs filed an Amended Class Action Complaint. The Amended Complaint names as defendants Bookham; Goldman, Sachs & Co. and FleetBoston Robertson Stephens, Inc., two of the underwriters of our initial public offering in April 2000; and Andrew G. Rickman, Stephen J. Cockrell and David Simpson, each of whom was an officer and/or director at the time of our initial public offering, or the Individual Defendants. The Amended Complaint asserts claims under certain provisions of the securities laws of the United States. It alleges, among other things, that the prospectus for our initial public offering was materially false and misleading in describing the compensation to be earned by the underwriters in connection with the offering, and in not disclosing certain alleged arrangements among the underwriters and initial purchasers of ordinary shares from the underwriters. The Amended Complaint seeks unspecified damages (or in the alternative rescission for those class members who no longer hold ordinary shares), costs, attorneys' fees, experts' fees, interest and other expenses.

        Various plaintiffs have filed similar actions in the United States District Court for the Southern District of New York asserting virtually identical allegations concerning the offerings of more than 300 other issuers. These cases have all been assigned to the Hon. Shira A. Scheindlin for coordination and decisions on pretrial motions, discovery, and related matters. On or about July 15, 2002, issuer defendants filed an omnibus motion to dismiss in the coordinated proceedings on common pleadings issues. On or about October 9, 2002, the court entered as an order, a stipulation dismissing the Individual Defendants from the litigation without prejudice. On February 19, 2003, the omnibus motion to dismiss was denied by the court as to the claims against Bookham. A proposal has been made for the settlement and release of claims against issuer defendants, including Bookham. A special committee of our board of directors has authorized us to accept the proposed settlement. The completion of the settlement is subject to a number of conditions, including court approval. Under the settlement, the plaintiffs will dismiss and release all claims against us and other participating issuer defendants in exchange for an undertaking in the amount of $1 billion by the insurance companies collectively responsible for insuring the issuers in all the related cases, and the assignment or surrender to the plaintiffs of certain claims the issuer defendants may have against the underwriters. In the event that the plaintiffs fail to recover $1 billion from the underwriters, the undertaking will be used to pay plaintiffs for the shortfall below the $1 billion target. In the event that such a shortfall should occur, we believe that our directors' and officers' insurance will be sufficient to cover the pro rata share of the undertaking that would be charged to our insurance policy, and under the global settlement our directors' and officers' insurance carriers have agreed to honor their coverages.

        On or about January 30, 2004, a lawsuit was filed in the United States District Court for the Eastern District of Virginia against us, certain individuals affiliated with us, Goldman Sachs, Goldman Sachs International, Robertson Stephens, Robertson Stephens International, Julius Baer & Company Ltd., Dexia PrivatBank Switzerland, Swiss Partners Investment Network Ltd., or Spin, and certain individuals affiliated with Spin. The complaint is captioned Defries v. Bookham Technology PLC, et al., Case No. 1:04-CV-00054.

        The suit alleges that defendants violated the federal securities laws in connection with our initial public offering conducted on or about April 11, 2000, our follow-on public offering conducted on or about September 19, 2000, and the trading of our shares in the aftermarket from the date of the IPO through December 6, 2000. The complaint purports to allege violations of Sections 3(a)(8), 5, 11 and 15 of the Securities Act of 1933, as amended, Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Section 203 of the Investment Advisers Act of 1940, as amended. It purports to incorporate allegations made by plaintiffs in the IPO laddering litigation described above. The suit purports to seek damages in the sum of at least $25,000,000.00, fees and costs. The complaint has not been served, and we have not responded to the complaint.

        We may become subject to litigation in the future, including as a result of acquisitions of other companies. For example, prior to our acquisition of New Focus, New Focus was named as a defendant in the April 19, 2002, Amended Complaint described above.

        On February 13, 2002, Howard Yue, the former sole shareholder of Globe Y Technology, Inc., a company acquired by New Focus in February 2001, filed a lawsuit against New Focus and several of its officers and directors in Santa Clara County Superior Court. The lawsuit is captioned Howard Yue v. New Focus, Inc. et al, Case No. CV808031, and asserts claims stemming from New Focus's acquisition of Globe Y. The plaintiff has amended his complaint several times following the Court's dismissal of his earlier complaints. Currently, the plaintiff's third amended complaint alleges eight causes of action against New Focus, including fraud and deceit by concealment, fraud and deceit by active concealment, fraud and deceit based upon non-disclosure of material facts, negligent misrepresentation, and breach of contract and the duty of good faith and fair dealing. The complaint seeks unspecified economic, punitive, and exemplary damages, prejudgment interest, costs, and equitable and general relief.

        On October 6, 2003, New Focus filed a cross-complaint against Mr. Yue seeking damages arising from Mr. Yue's misrepresentations to New Focus in the acquisition of Globe Y by New Focus. Discovery is ongoing in both the lawsuit by Mr. Yue and New Focus's cross-complaint. New Focus has certain counterclaims against Mr. Yue as well as the following defenses against Mr. Yue's claims: the doctrines of estoppel, waiver and consent; plaintiff's coming to the action with unclean hands; plaintiff's breach of contract; plaintiff's failure to fulfill any contractual conditions precedent; plaintiff's failure to mitigate damages, if any; plaintiff's negligence; the lack of an existence of a fiduciary or confidential relationship with the plaintiff; the causing of plaintiff's damages, if any, by intervening events; and plaintiff's fraudulent conduct. New Focus intends to conduct a vigorous defense of this lawsuit.

        Litigation is subject to inherent uncertainties, and an adverse result in these or other matters that may arise from time to time could have a material adverse effect on our business, results of operations and financial condition. Any litigation to which we are subject may be costly and, further, could require significant involvement of our senior management and may divert management's attention from our business and operations.

Our success will depend on our ability to anticipate and respond to evolving technologies and customer requirements

        The market for telecommunications equipment is characterized by substantial capital investment and diverse and evolving technologies, such as fiber optic, cable, wireless and satellite technologies. Our ability to anticipate changes in technology, industry standards, customer requirements and product offerings and to develop and introduce new and enhanced products will be significant factors in our ability to succeed. We expect that new technologies will continue to emerge as competition in the telecommunications industry increases and the need for higher and more cost efficient bandwidth expands. The introduction of new products embodying new technologies or the emergence of new industry standards could render our existing products uncompetitive from a pricing standpoint, obsolete or unmarketable.

A variety of factors could cause the trading price of our ADSs or ordinary shares to be volatile or decline

        The market prices of our ADSs on the NASDAQ National Market and ordinary shares on the London Stock Exchange have been, and are likely to continue to be, highly volatile due to causes other than publication of our business results, such as:

  •
  announcements by our competitors and customers of their historical results or technological innovations or new products;

  •
  developments with respect to patents or proprietary rights;

  •
  governmental regulatory action; and

  •
  general market conditions.

        Since our initial public offering in April 2000, our ADSs and ordinary shares and the shares of our customers and competitors have experienced substantial price and volume fluctuations, in many cases without any direct relationship to the affected company's operating performance. An outgrowth of this market volatility is the significant vulnerability of our share price and the share prices of our customers and competitors to any actual or perceived fluctuation in the strength of the markets we serve, regardless of the actual or perceived consequence of such fluctuations. As a result, the market prices for these companies are highly volatile. These broad market and industry factors have caused and may in the future cause the market price of our ADSs and ordinary shares to fluctuate, regardless of our actual operating performance or the operating performance of our customers.

The future sale of substantial amounts of our ADSs or ordinary shares could adversely affect our share price

        In March 2004, we issued approximately 78.7 million ordinary shares (in the form of ordinary shares or ADSs) in connection with the New Focus merger. In addition, in connection with our acquisition of the acquired Nortel Networks businesses, we issued to Nortel Networks Limited and Nortel Networks Optical Components Limited an aggregate of 61.0 million ordinary shares. Nortel Networks Optical Components Limited sold 30.0 million of these shares in July 2003. As of December 31, 2003, Nortel Networks Limited held approximately 23.8 million of our ordinary shares and Nortel Networks Optical Components Limited held approximately 7.2 million of our ordinary shares, which collectively represents approximately 14% of our outstanding shares as of that date. We also issued to Nortel Networks Optical Components Limited warrants to purchase 9.0 million ordinary shares at an exercise price of 1/3p per share. These warrants are immediately exercisable but may not be exercised to the extent that doing so would result in Nortel Networks owning 30% or more of our outstanding share capital at the time of exercise. Other shareholders or groups of shareholders also hold significant percentages of our shares. For example, our directors collectively beneficially held approximately 15.6% of our outstanding shares as of December 31, 2003. In addition, Nortel Networks has the right to require us to register its ordinary shares in the United States. Sales by shareholders who acquired shares pursuant to the New Focus merger, by Nortel Networks or by other holders of substantial amounts of our shares in the public or private market could adversely affect the market price of our ADSs or ordinary shares by increasing the supply of shares available for sale compared to the demand in the private and public capital markets to buy our ADSs or ordinary shares. These sales may also make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate to meet our capital needs.

Your ability to bring an action against us may be limited under English law

        We are a public limited company incorporated under the laws of England and Wales. The rights of holders of ordinary shares and, therefore, many of the rights of ADS holders, are governed by English law and by our memorandum and articles of association. These rights differ from the rights of shareholders in typical U.S. corporations. In particular, English law significantly limits the circumstances under which shareholders of English companies may bring derivative actions. Under English law generally, and subject to limited exceptions, only we can be the proper plaintiff in proceedings in respect of wrongful acts committed against us or our management. In addition, because several of our directors and a majority of our executive officers are residents of countries other than the United States, it may not be possible for you to effect service of process upon them in the United States. It may also be difficult for you to prevail in a claim against us, our officers and directors under, or to enforce liabilities based upon, U.S. securities laws.

Item 4: Information on the Company

Our History and Development

Background

        We were incorporated on September 22, 1988 as a private limited company under the laws of England and Wales under the name "Coleslaw 145 Limited". We changed our name to "Bookham Technology Limited" on December 14, 1988. On March 16, 2000, we re-registered as a public limited company, or "plc", and have used the name Bookham Technology plc since that time. We are governed by the Companies Act 1985. We have 15 direct or indirect wholly-owned subsidiaries, two of which are holding companies. Our principal subsidiaries are incorporated in Canada, the People's Republic of China, Japan, Switzerland and the United States, and the holding companies are organized under the laws of Canada and the Cayman Islands. New Focus, Inc., Ignis Optics, Inc. and Bookham Technology, Inc., our principal United States subsidiaries, are incorporated in Delaware.

        Our principal executive office is located at 90 Milton Park, Abingdon, Oxfordshire OX14 4RY, England and our telephone number is (011) (44) 1235 837 000. The address of our principal United States office is 2584 Junction Avenue, San Jose, California 95134 and our telephone number at that location is (408) 919-1500.

Capital Expenditures

        We have, since January 1, 2001, made substantial capital expenditures related to increasing our production capacity, purchasing product development equipment and expanding our production, assembly and testing facilities. We have also in that period acquired and later disposed of an interest in a Canadian company, and completed five other strategic acquisitions. These acquisitions and the disposition are described in detail below under "Principal Developments—Strategic acquisitions and disposition."

        In 2001, we had approximately £41.6 million in capital expenditures, including those related to the expansion of our assembly and test and wafer fabrication facilities in Abingdon, U.K., and the re-fitting of our assembly and test facility in Swindon, U.K., which became operational during the second quarter of 2000. We also acquired a manufacturing facility in Columbia, Maryland, that until recently served as our North American headquarters. In connection with the realignment of our manufacturing facilities in 2002, we closed the Swindon and Maryland facilities. In view of the uncertainty that developed during 2001 in the economy in general and the markets in which we operate in particular, and the deteriorating demand for fibre-optic components, we began to reduce our capital spending significantly in the second half of 2001. In 2001, we impaired the carrying value of our plant and manufacturing and production equipment by £24 million. See "Item 5: Financial and Operating Review and Prospects."

        In 2002, capital expenditure was approximately £10.2 million. In addition, we acquired fixed assets of approximately £42 million on the acquisitions from Marconi Optical Components Limited and Nortel Networks. We also implemented an integrated enterprise resource planning, or ERP, and factory management solution based at our Abingdon and Caswell sites, which permits us to interface with the systems we acquired from Nortel Networks. Also during the year, following an assessment of the deterioration in the market for our ASOC products, we impaired the carrying value of all associated plant and equipment by £25.1 million. See "Item 5: Financial and Operating Review and Prospects."

        In 2003, capital expenditures were approximately £11.7 million ($20.8 million). The majority of capital spending in 2003 was used to upgrade our Caswell, U.K., wafer fab manufacturing facility for the products and related equipment transferred from our Ottawa, Canada, production facility which was closed in August of 2003. See "Item 5: Financial and Operating Review and Prospects." All of our capital expenditures over the past three fiscal years were funded from cash raised in our public offerings in 2000.

        We estimate that we will incur capital expenditures in 2004 of between £6.0 and £10.0 million ($10.7 to $17.8 million), a significant amount of which will be associated with the start-up of our China manufacturing operation and introduction of new products.

Principal Developments

        In 2003, we pursued strategic acquisitions and experienced changes in our operations as a result of negative market conditions. A summary of the principal developments in these areas follows.

Strategic acquisitions and disposition

        On March 8, 2004, we completed our merger with New Focus, Inc., pursuant to which we acquired New Focus by a merger of a wholly-owned subsidiary with and into New Focus, with New Focus surviving as our wholly-owned subsidiary. Pursuant to the merger agreement, on March 8, 2004, each New Focus stockholder received a cash distribution from New Focus in the amount of $2.19 per share of New Focus common stock held on that date. In the merger, each outstanding share of New Focus common stock was cancelled and converted into the right to receive 1.2015 of our ADSs, or at the election of the New Focus stockholder, the equivalent number of our ordinary shares, resulting in an issuance of an aggregate of 78,666,002 ordinary shares (in the form of ordinary shares or ADSs). We assumed outstanding options to purchase New Focus common stock, whereupon each of those options became an option to purchase a unit consisting of 1.2015 ordinary shares and $2.19 for each share of New Focus common stock subject to that option prior to the merger, on the same terms and conditions as were applicable to that option under the applicable New Focus option plan and option agreement. Pursuant to the merger agreement, two directors of New Focus, Peter Bordui and Winston Fu, joined our board of directors.

        In October 2003, we acquired the entire issued share capital of Ignis Optics, based in San Jose, California for £11.2 million ($19.1 million), issuing 8,020,816 ordinary shares as consideration. Up to an additional 780,843 ordinary shares may be issued in early 2005 should Ignis Optics meet a revenue target of at least $4.0 million for fiscal year 2004.

        In July 2003, we acquired substantially all of the assets and certain liabilities of Cierra Photonics, based in Santa Rosa, California for £2.3 million ($4.1 million), issuing 3,071,484 ordinary shares as consideration. Up to an additional 4.2 million ordinary shares may be issued should the Cierra Photonics business meet a revenue target of at least $5.0 million in the 12-month period prior to October 1, 2004, or at least $8.5 million in the 12-month period prior to October 1, 2005.

Operational developments

        Throughout 2002 and 2003, we reallocated and reduced our research and development spending in recognition of the slower market growth, and as part of this process we decided to discontinue our investment in the ASOC research and development platform and closed the wafer fab facility in Abingdon, U.K. In addition, during 2003 we consolidated our optical amplifier manufacturing, assembly and test operations and chip-on-carrier operations into our Paignton, U.K., site and closed the fiber operations in Harlow, U.K.

        In February 2003, we announced our decision to significantly downsize the manufacturing and discontinue the research and development activities associated with our ASOC product line at our Abingdon facility in order to focus our resources on those product lines that are producing revenue and are expected to produce revenue in the short and medium term. These include the product lines we acquired in connection with the acquisitions from Marconi Optical Components Limited and Nortel Networks. This decision involved a reduction in our number of employees by approximately 400.

        In September 2003, we announced the completion of a major cost reduction initiative: the consolidation of our two main wafer fab facilities. The consolidation of the Ottawa, Canada, wafer fab facility into our Caswell, U.K., facility was a large element of our reduction plans with the benefits being seen in the fourth quarter 2003, a full quarter ahead of our original estimate of our first quarter 2004.

        These cost reduction initiatives resulted in reduced headcount within our manufacturing, research and development and support functions globally.

        As a result of the merger with New Focus in March 2004, we acquired approximately 200 employees based at New Focus's headquarters in San Jose, California. We intend to take advantage of the comparatively low manufacturing costs in China by conducting some of our manufacturing activities at New Focus's facility in Shenzhen, China.

Governmental Regulation

        Our business involves the use of hazardous materials, and environmental laws and regulations may expose us to liability and increase our costs. We historically have handled small amounts of hazardous materials as part of our manufacturing activities and now handle more and different such hazardous materials as a result of the manufacturing processes related to New Focus, the acquired Nortel Networks businesses and the product lines we acquired from Marconi Optical Components Limited. Consequently, our operations are subject to environmental laws and regulations governing, among other things, the use and handling of hazardous substances and waste disposal. We may be required to incur environmental costs to comply with current or future environmental laws. As with other companies engaged in manufacturing activities that involve hazardous materials, a risk of environmental liability is inherent in our manufacturing activities, as is the risk that our facilities will be shut down in the event of a release of hazardous waste. The costs associated with environmental compliance or remediation efforts or other environmental liabilities could adversely affect our business.

Our Business

Industry Background

        In the 1990s, telecommunications network vendors and data communication vendors increasingly incorporated optical systems into communications infrastructures, taking advantage of the ability of fiber optic systems to support dramatically greater bandwidths than traditional copper networks. Widespread adoption of fiber optic systems has significantly improved the ability of these networks to transmit and manage the high volume of voice, video and data traffic generated in recent years by the growth of the Internet and other innovative communications technologies. The build-out of fiber optic networks required optical components that combine, generate, detect, manipulate and process light signals as they are transmitted.

        By the late 1990s, excess spending on optical telecommunications systems and the resulting demand for optical components had insulated existing component suppliers from normal business practices, resulting in production inefficiencies and inflated profit margins, as well as attracting new entrants into the market. Since 2001, however, as a result of declining market conditions, network carriers have drastically reduced their investments in the infrastructure and technology required to grow and support their networks. This resulting reduction in demand for optical systems has subjected optical component suppliers to more traditional business disciplines, such as appropriate capacity utilization, manufacturing economies of scale and prudent operating cost structures. In response, optical component suppliers have been required to reduce manufacturing and operating cost overheads dramatically in order to sustain their businesses during a period of reduced demand and to ensure they achieve cost efficiencies required to meet their customers' pricing demands.

        In addition, most large optical systems vendors have historically used components developed and produced by their own organizations to fulfill their needs for optical components. However, as the market for optical systems declined, optical systems vendors were exposed to many of the same inefficiency challenges facing independent optical component companies. These challenges, as well as the prioritization on optical systems design manufacturing, resulted in the divestiture or closure of many captive optical component businesses. As a result, during the last two years, optical systems vendors have been seeking component suppliers with a depth of technology expertise and breadth of product portfolio that no longer exists within their own organizations and the manufacturing capabilities that they have sold, outsourced or eliminated.

        These trends have created significant pressure on component suppliers to consolidate so they can meet system vendor demands for complete solutions by developing and manufacturing the key components for optical networks on a rapid and efficient basis. In addition, market trends have created significant pressure on component suppliers to consolidate in order to achieve the critical mass that permits them to capture a larger revenue base, achieve enhanced economies of scale and maintain more comprehensive relationships with key customers. As a result, there has been significant consolidation in the marketplace, including our acquisition of the optical components businesses of Nortel Networks Corporation and Marconi Optical Components Limited and the acquisition by Avanex, Inc., of the optical components business of Alcatel, Inc. We believe that the trend towards consolidation will continue, providing companies positioned as consolidators with the opportunity to capture increased market share, key customers and improved profits through increased capacity utilization.

        The market for optical components continues to evolve. Telecommunications network vendors are requiring optical component suppliers to take advantage of developments in product integration and miniaturization to provide solutions incorporating multiple optical components on a single subsystem or module, thereby reducing the need for component assembly and additional testing by the vendor. Historically, the market for telecommunications products has been characterized by high performance, high cost and significant product customization, while the market for data communications products has been characterized by high volume, low cost and standardization. This distinction is increasingly blurred as technologies evolve that cost-effectively address both sets of applications at attractive price points, creating an opportunity to leverage technologies that meet the broader demands of the combined markets. In addition, the optical technology originally developed for the communications industry, such as high-power lasers, is also increasingly being deployed in industrial, automotive, aerospace and military applications. Exploitation of these opportunities offers optical component suppliers the opportunity to achieve improved margins and leverage embedded research and development expertise in new applications that are less dependent on the cycles of the telecommunications industry.

        In 2003, it was estimated that the market for optical components for use in optical communications applications was approximately $2.0 billion, of which we estimate approximately $1.2 billion was for telecommunications networks and approximately $800 million was for data communication networks. We also believe a significant opportunity exists for the innovative technology solutions developed for these optical communications applications to be applied in a variety of other non-telecommunications markets, including military and industrial applications.

        To succeed in such a challenging and evolving market, we believe that an optical component supplier must be able to:

  •
  Offer a broad product portfolio of components;

  •
  Maintain strong relationships with the world's leading optical systems vendors;

  •
  Develop and maintain technologies that can be leveraged into new markets;

  •
  Have integrated, cost efficient manufacturing facilities with conservatively managed manufacturing and operating overhead; and

  •
  Be positioned as an industry consolidator with a proven track record.

Bookham's Solution

        We have responded to the demands of the optical components market by maintaining our focus on research and development, consolidating manufacturing facilities and reducing overhead, and pursuing an acquisition strategy that has allowed us to achieve greater economies of scale and a broader product portfolio.

  •
  We believe that we offer one of the most comprehensive end-to-end portfolios of optical component solutions to the telecommunications market. We believe that as a result of our broad product portfolio, we are a significant and important supplier to leading optical systems vendors.

  •
  We have employed a focused acquisition strategy. Our senior management team has demonstrated its capacity to acquire and integrate industry participants. We acquired the optical components businesses of Marconi Optical Components Limited and Nortel Networks Corporation in 2002. Additionally, we acquired Ignis Optics and the business of Cierra Photonics in 2003 and New Focus in 2004. These acquisitions significantly increased our product portfolio and manufacturing expertise, while providing established relationships with leading optical systems vendors.

  •
  As part of the process of integrating acquired businesses and companies, we have in the past year taken significant steps to rationalize production capacity, adjust headcount and restructure resources to reduce manufacturing and operating overhead. During this period, we consolidated nine manufacturing facilities into three.

  •
  To further diversify our product portfolio, we are pursuing laser, semiconductor and other technologies for non-communications applications.

        As a result of these actions, we believe Bookham is well positioned to meet the demands of the optical components market and expand into new markets.

Bookham's Strategy

        Our goal is to maintain and enhance our position through the following steps:

  •
  Continue to leverage broad product portfolio and technology expertise to gain share in the telecommunications market. We believe that our broad product portfolio, including the family of products acquired in the Nortel Networks Corporation transaction, can be sold to a broad range of optical vendors in the telecommunications market, including existing customers such as Nortel Networks Limited, Marconi Communications and Huawei, as well as new customers. We also intend to continue to leverage our technology expertise to expand our broad product portfolio to include integrated subsystems and other solutions that optical systems vendors need in order to upgrade or enhance network efficiency.

  •
  Continue to focus on rigorous cost containment. We intend to continue to identify and implement cost-savings programs throughout the company, including programs to align our manufacturing resources appropriately and transition our manufacturing activities to low-cost locations, such as our new Shenzhen, China facility. We continue to focus on managing our variable costs through yield improvements, labor productivity gains, component substitutions and aggressive supply chain management.

  •
  Expand in the data communications and other markets. We intend to leverage our technology base and acquisition strategy to increase our presence in a variety of new markets, including data communications, military, industrial research, semiconductor capital equipment and biotechnology applications.

  •
  Enhance global presence. We sell our components in Europe, North America and Asia, and we maintain facilities in each of those markets. We intend to continue to enhance our presence in each region, with a particular focus on our sales and marketing presence in North America and our manufacturing capability in China.

  •
  Broaden sales, marketing and customer support capabilities. We intend to develop our sales and marketing infrastructure and customer support functions to ensure that our customer relationships continue after products are deployed, to retain existing customers and to identify areas for further technical improvement and development.

  •
  Implement strategic acquisition opportunities. We believe it is essential that we continue to acquire and integrate businesses with new or complementary technologies and markets in order to maintain the critical mass sufficient to sustain a leadership position in our market, enhance economies of scale and achieve profitability. While we are in current discussions with a variety of companies, we do not have any agreements or understandings to effect any specific transaction.

Bookham Product Offerings

        We design, manufacture and market optical components that generate, detect, route, amplify and manipulate light signals with primary application in communications networks. We also design, manufacture and market photonics and microwave solutions for both commercial and research applications. We have significant expertise in technology such as III-V optoelectronic semiconductors utilizing indium phosphide and gallium arsenide substrates, thin film filters and micro optic assembly and packaging technology. In addition to these technology platforms, we also have electronics design, firmware and software capabilities to produce transceivers, transponders, intelligent optical amplifiers and other added value subsystems.

        We believe that our acquisitions from Nortel Networks Corporation and Marconi Optical Components Limited, as well as our acquisitions of the business of Cierra Photonics, Ignis Optics and New Focus, represent important steps that have significantly enhanced our product portfolio. We believe our enhanced product portfolio will enable us to provide optical systems suppliers with subsystems and modules using our component set. This ability to offer a more comprehensive array of products addresses our customers' goal of reducing the number of suppliers from whom they purchase. In addition, we feel that we are now positioned to offer products previously produced and deployed by Nortel Networks Corporation to other leading system manufacturers who, in the past, may not have been willing to purchase components from Nortel Networks Corporation, as one of their competitors.

        Our products provide functionality for the various elements within the optical networking system from transmitting to receiving light signals, and include products that generate, amplify, detect and combine light signals. Our product offerings that are principally aimed at the telecommunications marketplace include:

  •
  Transmitters. Our transmitter product lines include products with fixed and tunable wavelength designed for both long-haul and metro applications, and ranging from 2.5Gb/s to 10Gb/s. This product line includes lasers that are either directly or externally modulated depending on the application.

  •
  Transceivers. Our transceiver portfolio includes SFP products at 2.5Gb/s and XFP products operating at 10Gb/s.

  •
  Tunable lasers and transmitter modules. Our tunable laser products include both thermal and electronically tunable devices that are produced co-packaged with a modulator to optimize performance and reduce the size of the product. We also have innovative technology to deliver wide band electronic tunability.

  •
  Receivers. Our portfolio of discrete receivers for metro, long and ultra long-haul applications from 2.5Gb/s to 10Gb/s includes avalanche photodiode, or APD, preamp receivers, as well as photodiode, or PIN, preamp receivers, PIN and APD modules and products that feature integrated attenuators.

  •
  Amplifiers. Erbium doped fiber amplifiers, or EDFAs, are used to boost the brightness of optical signals and offer compact amplification for ultra long-haul, long-haul and metro networks. We offer a semi-custom product portfolio of multiwavelength amplifiers from gain blocks to full card level solutions for use in wide bandwidth WDM optical transmission systems. We also offer lower cost narrow band mini-amplifiers.

  •
  Pump laser chips. Our 980nm pump laser diodes are designed for use as high-power, reliable pump sources for erbium doped fiber amplifiers. Uncooled modules are designed for low-cost, reliable amplification for metro, cross-connect or other single/multi channel amplification applications.

  •
  Transponder modules. A transponder module provides both transmitter and receiver functions. A transponder includes electrical circuitry to control the laser diode and modulation function of the transmitter as well as the receiver electronics. These modules include a serializer that accepts simultaneous inputs of data at a rate that facilitates interfacing with a wide range of electronic circuits. These parallel data streams are electronically aggregated to form a stream of data that travels at a much higher rate.

  •
  TOA/ROA. Transmitter optical assemblies, or TOAs, and receiver optical assemblies, or ROAs, are card-level transmitter and receiver assemblies that are customized for the Nortel Networks Limited 10Gb/s transport systems. These products integrate several individual optical components onto one circuit board that contains components sourced both internally and from third parties.

        The optical technology originally developed for the telecommunications industry is also increasingly being deployed for other applications, including industrial and military applications including pump lasers, which are used to pump solid state lasers and are replacing lamp pumping in more and more applications.

        Through the New Focus acquisition, we also develop photonics and microwave solutions for diversified markets such as research, semiconductor capital equipment and the military. We sell three primary families of products in the area of photonics and microwave solutions: advanced photonic tools, tunable lasers for test and measurement applications and high-speed RF products

  •
  Photonic tools: are instruments and tools principally used for generating, measuring, moving, manipulating, modulating and detecting optical signals. These products include:

  •
  Electro-optical components: including laser sources, modulators, photodetectors and photoreceivers used for general-purpose light and fluorescence detection, light modulation and component test and characterisation.

  •
  Precision opto-mechanical components: optical mounts, fiber aligners and translation stages designed to provide high stability, high resolution and precision adjustment capability for use in both manufacturing and laboratory environments.

  •
  Motion control devices: motorised optical mounts, stages and actuators are designed to provide high resolution positioning and precise alignment when used with the precision opto-mechanical products.

  •
  Tunable lasers: include swept-wavelength and step-and-measure lasers based on an external cavity diode laser design. They are used in semiconductor capital equipment and test and measurement applications.

  •
  High speed RF microwave products: RF amplifiers are used in military and other applications. We offer both a comprehensive product line of standard microwave amplifiers and built-to-order custom amplifiers and subsystems. Our product range includes radar and communications band amplifiers, power amplifiers and tri-band amplifiers. In addition, in conjunction with our microwave products, we also produce monolithic microwave integrated circuits, which are electronic integrated circuits that work in electronic applications over a wide range of frequencies. Applications for MMICs include aerospace and military.

Customers, Sales and Marketing

        We principally sell our optical component products to optical systems vendors as well as to customers in the data communications, military, space, industrial and manufacturing industries. Customers for our photonics and microwave product portfolio include academic and governmental research institutions that engage in advanced research and development activities.

        We believe it is essential to maintain a comprehensive and capable direct sales and marketing organization. Towards that end, as of December 31, 2003, we had established a direct sales and marketing force of 65 people for all of our products spanning the United Kingdom, China, France, Germany, Switzerland, Canada, Italy and the United States. In addition to our direct sales force, we also sell and market our products through international sales representatives and resellers that extends our commercial reach to smaller geographic locations and customers that are not currently adequately covered by our sales offices. Our products targeted at applications for research and development applications are sold through catalogs.

        Our products typically have a long sales cycle. The period of time between our initial contact with a customer to the receipt of an actual purchase order is frequently six months to a year or more. In addition, many customers perform, and require us to perform, extensive process and product evaluation and testing of components before entering into purchase arrangements.

        In certain instances, support services for our products include customer service and technical support. Customer service representatives assist customers with orders, warranty returns and other administrative functions. Technical support engineers provide customers with answers to technical and product-related questions. Technical support engineers also provide application support to customers who have incorporated our products into custom applications.

Intellectual Property

        We believe that our proprietary technology provides us with an important competitive advantage, and we intend to continue to protect our technology, as appropriate, including design, process and assembly aspects. We believe that our intellectual property portfolio is a valuable strategic asset that we can use in conjunction with the technologies of the companies with whom we collaborate to develop sophisticated solutions and applications for use in optical networking. Our portfolio is supplemented by our extensive expertise and significant application and process engineering know-how developed by our personnel, including personnel who joined us from Nortel Networks Corporation, Marconi Optical Components Limited, Cierra Photonics, Ignis Optics and New Focus. We believe that the future success of our business will depend on our ability to translate our intellectual property portfolio and the technological expertise and innovation of our personnel into new and enhanced products.

        As of the date of this Form 20-F, we held 243 U.S. patents and 199 non-U.S. patents, and we had approximately 440 patent applications pending in various countries. We maintain an active program to identify technology appropriate for patent protection. We require employees and consultants to execute non-disclosure and proprietary rights agreements upon commencement of employment or consulting arrangements. These agreements acknowledge our exclusive ownership of all intellectual property developed by the individuals during their work for us and require that all proprietary information disclosed will remain confidential. While such agreements may be binding, we may not be able to enforce them in all jurisdictions.

        Although we continue to take steps to identify and protect our patentable technology and to obtain and protect proprietary rights to such technology, we cannot be certain the steps we have taken will prevent misappropriation of our technology. We may, as appropriate, take legal action in the future to enforce our patents and trademarks and otherwise to protect our intellectual property rights, including our trade secrets. In the future, situations may arise in which we may decide to grant additional licenses.

Research and Development

        Since our inception in 1988, we have focused historically on research and development activities. We spent £77.6 million during 2001, £39.8 million during 2002 and £35.7 million ($63.6 million) during 2003 on research and development. We invested heavily in research and development in 2001 in connection with increasing our product development efforts in anticipation of an increase in demand. In response to the decline in the market and our decision to discontinue further development of our ASOC platform, we decreased these expenses in 2002. We believe that continued focus on the development of our technology is critical to our future competitive success and our goal is to expand and develop our line of telecommunications products, particularly in the area of subsystems, to expand and develop our line of non-telecommunications products and technologies for use in a variety of different applications, enhance our manufacturing processes to reduce production costs, provide increased device performance and reduce product time to market. As of December 31, 2003, our research and development organization comprised 277 people.

        Our research and development facilities in Abingdon, Caswell and Paignton, U.K., Santa Rosa and San Jose, USA and Ottawa, Canada, include computer-aided design stations, modern laboratories and automated test equipment. Our research and development organization has optical and electronic integration expertise that facilitates meeting customer-specific requirements as they arise. We also sponsor advanced research in a number of universities in the United Kingdom, Europe and North America.

Manufacturing

        We own a wafer fab facility in Caswell, U.K., a manufacturing assembly and test facility in Paignton, U.K. and a thin film filter chip manufacturing facility in Santa Rosa, USA. We also lease a wafer fab facility in Zurich, Switzerland. As a result of the merger with New Focus, we acquired a manufacturing facility in Shenzhen, China. We intend to take advantage of the comparatively low manufacturing costs in China to conduct some of our manufacturing activities at that facility. We previously had manufacturing facilities in Abingdon, Harlow and Swindon, U.K.; Columbia, Maryland; Poughkeepsie, New York; and Ottawa, Canada, all of which are now closed. During 2003, we consolidated our Ottawa manufacturing equipment and activities into our existing Caswell facility and consolidated our optical amplifier manufacturing, assembly and test operations and chip-on-carrier operations into our Paignton site. Our aggregate potential manufacturing floor space in our currently existing facilities is approximately 822,000 square feet. As a result of the economic downturn, we estimate that in 2003 we substantially underutilized our existing manufacturing capacity.

        Our manufacturing capabilities include fabrication processing for indium phosphide, gallium arsenide and thin film filters. Such capabilities include clean room facilities for each of the technology processes along with assembly and test capability and reliability/quality testing. Our manufacturing facilities house sophisticated semiconductor processing equipment, such as epitaxy reactors, metal deposition systems, photolithography, etching, analytical measurement and control equipment. Our assembly and test facilities include specialized automated assembly equipment, temperature and humidity control and reliability and testing facilities.

Competition

        The market for our products is highly competitive. We believe we compete favorably with respect to the following factors:

  •
  product quality, performance and price;

  •
  confidence in future product evolution;

  •
  confidence that the company will remain viable for the foreseeable future;

  •
  manufacturing capabilities; and

  •
  customer service and support.

        With respect to our telecommunications products, we also compete favorably on the basis of our historical customer relationships and the breadth of our product line.

        Although we believe that we compete favorably with respect to these factors, there can be no assurance that we will continue to do so.

        We encounter substantial competition in most of our markets, although no one competitor competes with us across all product lines or markets.

        We believe that our principal competitors in telecommunications are the major suppliers of optical components and modules, including both vendors selling to third parties and components companies owned by large telecommunication equipment manufacturers. Specifically, we believe that we compete against two main categories of competitors:

  •
  broad-based merchant suppliers of components, principally JDS Uniphase, Avanex and Triquint; and

  •
  the vertically integrated equipment manufacturers, such as Fujitsu.

        In addition, market leaders in industries such as semiconductor and data communications, who may have significantly more resources than we do, may in the future enter our market with competing products.

        In the area of photonics and microwave solutions, we compete with a number of companies including Melles Griot, Inc., Newport Corporation, Thermo Oriel (a unit of the Thermo Photonics Division of Thermo Electron Corporation), Thorlabs Inc., Miteq and Aeroflex.

Properties

        We lease our corporate headquarters of approximately 20,000 square feet in Abingdon, U.K., under a lease that will expire in 2007. We also lease our wafer fab facility in Zurich, Switzerland, which is approximately 124,000 square feet. We own the 183,000 square foot facility in Caswell, U.K., which includes wafer fab, assembly and test capabilities, manufacturing support functions and research and development capabilities and office space. We own our facility in Paignton, U.K., which is approximately 240,000 square feet comprising manufacturing space incorporating clean rooms, assembly and test capabilities and supporting laboratories, office and storage space. We also own our facility in

Shenzhen, China, which is approximately 247,000 square feet comprising manufacturing space, including clean rooms, assembly and test capabilities, packaging, storage and office space.

Revenue Trends

        In 2002, following our acquisition of the acquired Nortel Network businesses, we changed the way in which we break out our revenue by geographic market destination. We previously included sales to European Union countries and Canada in the "rest of world" category and considered sales to the United States in a separate category. We now include sales to the United States and Canada in a new "North America" category, and have created a separate category for sales to European countries, except the United Kingdom. In addition, our previously reported 2001 revenue has been re-allocated among the new categories, as illustrated in the following table:

	Year ended December 31
	2003	2003	2002	2001
	(in thousands)
Revenues:
United Kingdom	$27,626	£15,520	£21,273	£13,306
North America	99,538	55,920	10,613	3,095
Europe (excluding the U.K.)	14,359	8,067	2,373	375
Asia	16,266	9,138	25	3,862
Rest of World	888	499	319	1,283

Total Revenues	$158,677	£89,144	£34,603	£21,921

Item 5: Operating and Financial Review and Prospects

Introduction

        The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements, including the related notes, and other financial information included elsewhere in this Form 20-F. Except for the historical information contained herein, the following discussion contains forward-looking statements that involve risks, uncertainties and assumptions such as statements of our plans, objectives, expectations and intentions. We generally use words such as "believes," "intends," "expects," "anticipates," "plans," and similar expressions to identify forward-looking statements. The cautionary statements made in this Form 20-F should be read as being applicable to all related forward-looking statements wherever they appear in this document. Our actual results, levels of activity, performance, achievements and prospects could differ materially from those discussed below. Factors that could cause or contribute to such differences include those discussed in "Item 3: Key Information—Risk Factors," as well as those discussed elsewhere in this Form 20-F.

        This information is intended to complement our results reported in accordance with U.K. GAAP. A summary of the main differences between U.K. GAAP and U.S. GAAP as they relate to us is set out in note 30 of the notes to the financial statements included elsewhere in this Form 20-F. For convenience, our financial information for the most recently completed fiscal year has also been presented in U.S. dollars, translated at an exchange rate of $1.78 to £1.00, the noon buying rate for cable transfers in foreign currencies certified by the Federal Reserve Bank of New York on December 31, 2003.

Overview

        Our business has changed significantly in response to the dramatic decline in the industry over the past three years. In 2000, our business was entirely driven by our proprietary ASOC platform, which we introduced commercially in 1997, and which enabled us to use silicon to build integrated fiber-optic devices. Throughout 2001 and 2002, we recognized that the marketplace was moving away from passive and fully integrated components and was favoring traditional technologies that require less development, involve less risk and use established products such as transmitters, lasers and receivers as separate building blocks for the terminals of communications networks. In order to capitalize on this trend, in 2002 we acquired the optical components businesses of Marconi Optical Components Limited and Nortel Networks Corporation, and we concentrated our efforts on manufacturing and marketing our optical amplifier transmitters, lasers and receivers products, that can be bought as individual components and integrated at the times and in the manner that our customers desire. The acquisition from Nortel Networks Corporation delivered a significant set of complementary products to add to our portfolio, along with a comprehensive set of technical skills and management experience. The products we acquired include optical amplifiers with vertically integrated pump laser chips, widely deployed 10Gb/s transceivers, and wide receiver line and transponder modules. The products we acquired from Marconi Optical Components Limited permited us to expand our portfolio into the actives market, and included tunable lasers, GaAs modulators and amplifiers.

        In 2003, the marketplace saw the beginning of a shift from optical component companies supplying only discrete components to initial deployment of subsystems. Customers have begun to look for optical component suppliers with a full range of optical components and the ability to provide subsystem and module solutions which integrate optical components and related electronics and software to provide more complete solutions. In view of this trend, in 2003, we continued the process of expanding our technology base and market offerings through the acquisition of the business of Cierra Photonics and the acquisition of Ignis Optics. In March 2004, we completed our acquisition of New Focus. As a result of these acquisitions, we believe that we can offer a broader product portfolio to our customers and gain further economies of scale, facilitating increased cost efficiencies and enhancing our competitiveness.

        In response to ongoing market conditions in 2002 and 2003, we discontinued the development of our ASOC platform. We have retained the intellectual property associated with the platform and have disposed of the equipment and facilities related to the product line.

        One of our challenges in the present economic environment is to expand our revenue base beyond the supply agreements entered into with Marconi Communications and Nortel Networks Limited as part of the acquisitions. One important way we intend to do this is by continuing to expand our customer base to include other leading systems manufacturers who previously may not have purchased products from Marconi Communications or Nortel Networks Corporation because they were competitors. In 2003, we expanded our revenue to customers other than Nortel Networks Limited and Marconi Communications from £5.5 million, or 26% of revenues, in the first quarter of 2003 to £7.8 million, or 33% of revenues, in the fourth quarter of 2003. We also intend to take advantage of the continuing consolidation in the market to gain customers whose previous suppliers have either exited the business or combined with a competitor.

        Another challenge we face is to maintain an appropriate level of development to support our products and customers while at the same time continuing our cost cutting measures in order to benefit from the economies of scale presented by the combination of our business with the businesses acquired from Marconi Optical Components Limited, Nortel Networks Corporation and Cierra Photonics, as well as our acquisitions of Ignis Optics and New Focus.

        In recent periods, the value of the U.S. dollar has declined significantly in comparison with the pound sterling. The majority of our revenues are denominated in U.S. dollars and the majority of our costs are incurred in pounds sterling, so that this trend has, and can be expected to continue to, put pressure on our revenues as reported in pound sterling, margins and cashflow. Fluctuations in the exchange rate between these two currencies and, to a lesser extent, other currencies in which we collect revenue and pay expenses, could affect our operating results. In addition, our consolidated financial statements are prepared in pounds sterling and translated into U.S. dollars for U.S. reporting purposes. As a result, even when foreign currency expenses substantially offset revenues in the same currency, our net income may be diminished, or our net loss increased, when reported in U.S. dollars. To help mitigate this exposure we are, among other things, moving manufacturing to Asian facilities whose costs are not incurred in pounds, and taking steps to hedge our currency positions as appropriate, however, the continued weakness of the U.S. dollar will make it more difficult for us to achieve margin improvements in the short term.

        Our 2003 revenue was significantly and positively affected by revenue generated from sales to Nortel Networks Limited under the supply agreement. Revenue in 2003 increased to £89.1 million ($158.7 million) from revenue of £34.6 million for 2002, an increase of 157%. However, any comparisons of 2003 performance against 2002 and 2001 performance must be viewed in light of the fact that we have redefined our business by acquiring three other businesses, one of which, the optical components business of Nortel Networks Corporation, was significantly larger than our business before the acquisition, and discontinued development of our ASOC platform. These acquisitions substantially broadened our product range and also contributed two supply agreements containing minimum purchase commitments. Accordingly, such comparisons may not be meaningful and our past and present performance may not be indicative of our future performance.

        On March 8, 2004, we completed our merger with New Focus. The acquisition of New Focus added new product lines that will service markets such as research, semiconductor capital equipment and the military, as well as a direct sales force and group distributors. For the year ended December 28, 2003, New Focus reported revenues of $27.1 million for a gross margin of 22.7%. The acquisition of New Focus also contributed additional cash resources of approximately $105 million to fund our operations and a facility in Shenhzen, China which we intend to use as a lower cost manufacturing site.

Application of Critical Accounting Policies

        We have adopted a number of accounting policies and methods that we use in connection with preparing our financial statements under U.K. and U.S. GAAP. The application of those policies and methods in some cases depends on estimates and judgments made by our management about matters that are uncertain. The following is a brief discussion of those policies and methods used by us that involve our most complex judgments and estimates. Note 1 of the notes to the financial statements included elsewhere in this Form 20-F includes a more technical summary of the significant accounting policies and methods used in the preparation of our consolidated financial statements. U.K. GAAP differs in certain material respects from U.S. GAAP. A discussion of these differences applicable to us is set forth in note 30 of the notes to the financial statements included elsewhere in this Form 20-F.

Revenue Recognition

        Substantially all of our revenue is generated through the sale of products requiring formal qualification according to standardized industry guidelines. Upon successful completion of product qualification, customers will place purchase orders reflecting agreed-upon pricing, quantity, delivery dates and other terms. We recognize revenue when we ship the qualified product in accordance with the terms of a purchase order, it is accepted by the customer and we believe with a high degree of certainty that we will collect payment from the customer. In making judgments about the likelihood that we will collect payment from the customer, we consider a number of factors, including our past collection history with the customer and the customer's financial performance and condition. In specific instances where collectability may be in question, we work closely with the customer to obtain the information we need to make judgments about collectability.

Accounting for Acquisitions and Goodwill

        We have accounted for and will continue to account for acquisitions under U.K. GAAP using the acquisition method of accounting. This accounting method requires us to allocate the total consideration, including contingent consideration, for the purchase to the acquired assets and liabilities on the basis of fair value at the date of acquisition. The allocation of the purchase price is highly judgmental. Management determines fair value by considering relevant information such as the current cost of similar assets, if available, and the book value of similar assets, and by making judgments about the obsolescence of the assets, based on market conditions and the likelihood of substitute technologies becoming available, with input from third-party appraisers.

        In addition, under U.K. GAAP, we are required to amortize any goodwill associated with an acquisition over the useful life of the acquired business. Goodwill is defined as the excess of the purchase price over the fair value allocated to the net assets. Our judgments as to fair value of the assets will, therefore, affect the amount of goodwill that we record. We estimate the useful life of tangible assets acquired in any acquisition, such as plant and equipment, by considering comparable lives of similar assets, past history, the intended use of the assets and the condition of the assets. In estimating the useful life of the acquired business, we consider the products, technology and assets of the acquired business relative to our business strategy and the likelihood of obsolescence of the assets. We also review and consider the useful life chosen by other companies in comparable transactions. For example, in connection with accounting for our acquisition from Nortel Networks Corporation, we estimated a useful life of ten years based on our judgment that the businesses we acquired from Nortel Networks Corporation redefined our business, formed the core of our strategy going forward and we foresaw no substitutes for our core business. However, in 2003, we estimated a useful life of five years for the goodwill of the technology we acquired from Ignis Optics based on our judgment of the life of the core technology and products of the Ignis Optics business.

        In addition, we account for acquisitions when reporting results under U.S. GAAP using the purchase accounting method. Under this method the total consideration paid, excluding the contingent consideration that has not been earned, is allocated over the fair value of the net assets acquired including in-process research and development (IPR&D) with any excess allocated to goodwill. IPR&D is charged to profit and loss at the date of the acquisition. Under U.S. GAAP goodwill is not amortized, but reviewed at least annually for impairment. The differences created by the different methods used to account for acquisitions under U.K. GAAP and U.S. GAAP are reconciled in note 30 of the notes to the financial statements.

Accounting for Acquired In-Process Research and Development Under U.S. GAAP

        In connection with the acquisition of Ignis Optics during 2003, we recorded a charge of £1.1 million for IPR&D. In connection with the acquisitions during 2002 of the business of Marconi Optical Components Limited and the acquired Nortel Networks businesses, we recorded charges amounting to £5.3 million and £4.6 million, respectively. There was no charge for IPR&D related to the Cierra Photonics acquisition. Following the required review of the purchase price allocation for the acquisition of the acquired Nortel Networks businesses, a credit of £1.0 million was made related to the IPR&D expensed as part of an overall reduction of the purchase price. These charges are not made under U.K. GAAP. Management is primarily responsible for estimating the fair values of IPR&D, although in all cases we seek the assistance of third-party appraisers.

        As of the dates of each IPR&D valuation, the projects assessed had not yet demonstrated technological or commercial feasibility, and the technology did not have an alternative future use.

Therefore, the fair values were expensed at the relevant date of acquisition. Expenses related to development projects which, when using the technology contribution approach are deemed to have positive net present value, are capitalized and amortized over the expected useful lives.

        The allocations of the consideration of each acquisition represented the estimated fair values based on discounted cash flows relating to incomplete research and development projects. The calculations aimed to estimate the values required to develop each project into a commercially viable product, taking account of anticipated future revenues and the remaining costs of completion. Consideration was given to the outstanding direct expenses, any contribution of other assets, charges resulting from U.K. corporation tax, the degrees of completion and the relative risks attributable to each project. All operating cash flows were discounted at appropriate rates.

        The revenue estimates assumed that the development and marketing of the projects would be successful, and that their commercialization would correlate to management's forecasts as of the date of such analysis. Sales were forecast to decline over each product's expected economic life as new versions were introduced either by us or competitors.

        In identifying the programs to be valued, we have distinguished between two main areas of research and development. Pure research of a given technology application is referred to as Technology Research, or TR. New product introduction, or NPI, follows on from this stage, developing a known technology from initial identification of an application with a market opportunity, through design and testing, to implementation and delivery of products to a customer.

Acquisition of Marconi Optical Components

        In connection with the acquisition of the Marconi Optical Components Limited business, £5.3 million of the £21.4 million total consideration was allocated to IPR&D projects.

        The remaining projects under development at the acquisition date were expected to result in a portfolio addressing tunability, bandwidth, integration, amplification, and managed optical networks. The expected dates of release of these projects ranged from seven to seventeen months from the date of acquisition.

        There were three main programs acquired in the NPI stage of development. All estimated costs to complete were to be funded from current cash reserves in Bookham, unless stated to the contrary. The current status of each category is given below:

  •
  Fast tuning, wide coverage, tunable lasers: Development of these products was suspended post-acquisition in favor of alternative technologies. Technology work has continued to eliminate many of the fundamental limitations of the chip. A development program of a laser and module has been launched with product availability expected in first quarter of 2005. The revised estimated costs to completion, including costs expended to date, were £2.6 million (including an element funded from Marconi Communications).

  •
  10G Transmitters: This program was rephased as a result of wafer fab and assembly and test facility transfers. An integrated narrow band tunable transmitter has been completed and shipping to the customer has commenced. The wide band transmitter was discontinued in 2003. The cost to complete the narrow band tunable transmitter was approximately £1.2 million.

  •
  40G Transmitters and Receivers: Following the acquisition, the program was suspended as the market conditions for acceptance of this product have changed, and there was overlap with products being developed/marketed by the acquired Nortel Networks businesses. As of the date of the suspension of the project, the estimated costs to completion, including costs expended to date, were £4.1 million. While we continue to believe that this market will develop in the future, there are no plans at this stage to continue with this program.

        In determining the discount rate to be applied, a base rate of 30% was used, equivalent to Marconi Optical Components Limited's weighted average cost of capital at the date of acquisition. A premium related to the additional risk associated with each project was added to the base rate. Due to the different weightings given to the additional risks, the resultant discount rates fell within the range of 40-45%, the higher end being attributable to those products for which revenues were expected to commence in the quarter ended March 31, 2004.

Acquisition of the Acquired Nortel Networks Businesses

        Of the total consideration of £75.4 million for the acquired Nortel Networks businesses, the initial allocation to acquired IPR&D projects was £4.6 million. This initial allocation was subsequently adjusted following the required review of the purchase price allocation during the second half of 2003. This review resulted in a reduction of the allocated IPR&D of £1.0 million, which was recognized as a credit in 2003.

        The projects remaining under development at the acquisition date were expected to result in a portfolio addressing tunability, bandwidth, integration, amplification, and managed optical networks. These projects were split into two distinct categories: NPI and TR. The TR projects, which met the criteria for recognition as IPR&D, were assessed as requiring between 1 and 1 1/2 years before attaining NPI status. With regard to the NPI projects, percentage completion ranged from 10-90%, and, as of the acquisition dates, the expected release dates of the commercially viable products varied between December 2002 and August 2003, depending on the project.

        There were three main categories of program acquired in both the NPI and the TR stages of development. All estimated costs to complete were to be funded from current cash reserves in Bookham. The current status of each category is given below.

        There were three main categories of products acquired:

  NPI

  •
  Amplifiers:  These products were successfully released in 2003. However, they still require some minor modification to qualify third party infeed and improved manufacturing yields. The revised estimated costs to complete these projects, including cost expended to date, was £840,000.

  •
  Pumps:  These products were released in 2003. The revised estimated costs to complete these projects, including cost expended to date, was £549,000.

  •
  Transceivers:  Three projects were originally classified as NPI, but have subsequently been reclassified as TR, as the acquired technology was not yet mature. The revised estimated costs to complete these projects, including cost expended to date, was £4,513,000.

  Technology Research

  •
  Amplifiers:  Activity on these projects has slowed significantly due to weakening market demand and pricing pressure. No business decisions have yet been made on whether to take them to full development. As of date of acquisition, substantially all of the technology work-in-progress had been completed or absorbed into products, and, accordingly, we did not assess any additional costs to complete these projects.

  •
  Pumps:  As of date of acquisition, substantially all of the technology work-in-progress had been completed or absorbed into products, and, accordingly, we did not assess any additional costs to complete these projects.

  •
  Transceivers:  The release dates of the technology programs have been extended out to mid-2004. All programs are ongoing, but timescales cannot be precise by the very nature of the research,

    and decisions as to appropriateness of transitions into the NPI phase are made on the basis of regular deliverables that we track. The revised estimated costs to complete these projects, including costs expended to date, was £3.9 million.

        In determining the discount rate to be applied a base rate of 20% was used, equivalent to Nortel Networks Optical Components Limited's weighted average cost of capital at the date of acquisition. A premium related to the additional risk associated with each project was added to the base rate. Due to the different weightings given to the additional risks, the resultant discount rate fell within the range of 30-35%.

Acquisition of Ignis Optics

        In connection with the acquisition of Ignis Optics, £1.1 million of the £10.7 million total consideration was allocated to IPR&D projects.

  NPI

          The NPI projects under development at the acquisition date are expected to result in small form factor pluggable optical transceivers or component elements to these products and address quality and reliability requirements. We expect to commence commercial shipments of the products during the period between the second half of 2004 and the first half of 2005. The revised estimated costs to complete these projects, including costs expended to date, was £1.4 million.

  Technology Research

          The projects under development at the acquisition date were expected to result in an increase in product portfolio of small form factor pluggable optical transceivers. We expect to release these products during the fourth quarter of 2004.

        In determining the discount rate to be applied, a base rate of 25% was used, equivalent to Ignis Optics' weighted average cost of capital at the date of acquisition. Due to the different weightings given to the additional risks, the resultant discount rate of 27% was attributable to those products whose revenues would commence in the year ended 2004 or 2005.

Impairment of Intangible and Tangible Fixed Assets Under U.K. GAAP

        At least annually, we evaluate acquired businesses, intangible assets, product lines and our fixed asset base for potential impairment of their carrying value. Our judgments are based on market conditions (including future demand and potential product obsolescence), legal factors, expected future cash flow and operational performance of the assets. We impaired intangible and tangible fixed assets significantly in the years ended December 31, 2002 and 2003. In 2003, we impaired certain assets (primarily equipment) located at our Ottawa facility as a result of our decision to cease production at the Ottawa site and dispose of the assets. In 2002, we impaired certain assets (primarily plant and equipment) related to our ASOC product line as demand for those products fell significantly and our ability to generate cashflow to recover the recorded value of those assets became highly unlikely. Future events could cause us to conclude that impairment indicators exist and that goodwill associated with our acquired businesses and our tangible fixed assets are impaired.

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

        During 2002, in connection with the acquisition of the business from Nortel Networks Corporation, we recorded the fair value of the inventory that was acquired. As a result of unanticipated product demand by Nortel Networks Limited, during 2003, in accordance with FRS 7, "Fair Value in Acquisition Accounting" and SFAS 141, "Business Combinations," we amended the provisional fair values established at the date of the acquisition resulting in the value of our inventory being increased by approximately £12.8 million, current liabilities being increased by approximately £0.9 million and goodwill being decreased by approximately £11.9 million.

Results of Operations for Fiscal Years Ended December 31, 2003, 2002 and 2001

Revenues

        Revenues increased from 2002 to 2003 by 157% from £34.6 million to £89.1 million ($158.7 million), and increased from 2001 to 2002 by 58% from £21.9 million to £34.6 million. The increase in revenue in the period from 2002 to 2003 was primarily the result of sales of our products to Nortel Networks Limited from the Nortel Networks businesses we acquired on November 8, 2002. As part of the acquisition we entered into a supply agreement with Nortel Networks Limited that required Nortel Networks Limited to purchase over the six quarter period from November 8, 2002, to March 31, 2004, a minimum of $120 million of products and services from us. Revenues from Nortel Networks Limited increased 21% from 2001 to 2002 and 381% from 2002 to 2003 and represented 32% and 59% of our revenues in 2002 and 2003, respectively. Our revenues over the Minimum Commitment Period of the supply agreement with Nortel Networks Limited may not be indicative of future revenue. Given current market conditions, Nortel Networks Limited may not continue to purchase products in the same quantity after the expiration of the Minimum Commitment Period. There can, in any event, be no assurances regarding the levels at which Nortel Networks Limited will in fact continue to purchase products, or whether they will do so at all, in future periods. A further factor causing revenues to increase in 2003 over 2002 was growth in the sale of products produced by the acquired Nortel Networks businesses that were sold to customers other than Nortel Networks Limited and Marconi Communications. Sales to customers other than Nortel Networks Limited and Marconi Communications increased 144% from £10.6 million in 2002 to £25.9 million ($46.1 million) in 2003. In February 2002, we purchased Marconi Optical Components Limited's optical components business and entered into a supply agreement with Marconi Communications. Our supply agreement with Marconi Communications, which expires in June 2004, provides for Marconi Communications to purchase $30 million of products and services from us. The sale of products to Marconi Communications increased 313% from £3.2 million in 2001 to £13.2 million in 2002 and decreased 15% to £11.2 million ($19.9 million) in 2003. Substantially all of our revenues are generated from the sale of our optical component products.

Cost of Sales

        Our cost of sales consists of the costs associated with manufacturing our products, and includes the purchase of raw materials, labor and related overhead. It also includes the costs associated with underutilized production facilities and resources, or overhead, as well as the charges for the write-down of impaired manufacturing assets or restructuring related costs which are considered exceptional items and are discussed below under the heading "Exceptional Items." Charges for inventory obsolescence, the cost of product returns and warranty costs are also included in cost of sales. Costs and expenses of the manufacturing resources which relate to the development of new products are included in research and development. Our cost of sales increased from £74.2 million in 2002 to £109.2 million ($194.4 million) in 2003. This was due to the higher direct product costs related to higher revenues and, to a lesser degree, the higher fixed manufacturing overhead costs of the acquired Nortel Networks businesses and the business acquired from Marconi Optical Components Limited, partially offset by the reduction in manufacturing overheads resulting from first the reductions in, and then the closure of, manufacturing of our ASOC product line and other manufacturing overhead reductions implemented throughout 2003. Our cost of sales increased significantly from £47.5 million in 2001 to £74.2 million in 2002. The increase was due to the costs of the acquisitions from Marconi Optical Components Limited and Nortel Networks Corporation and, to a lesser degree, the higher direct product costs related to higher revenues.

Gross Profit/Loss

        Gross profit or loss consists of revenues less cost of sales. Gross margin is the resulting gross profit or loss as a percentage of revenue. In 2003, our gross loss was £20.0 million ($35.6 million), or 22% of revenues, compared with a gross loss of £39.6 million, or 114% of revenues, in 2002 and a gross loss of £25.6 million, or 117% of revenues, in 2001. The reduced gross loss and improved negative gross margin in 2003 over 2002 was the result of lower exceptional charges in 2003 and higher revenues which were partially offset by the higher fixed manufacturing overhead costs. The impact of a high fixed cost base from the acquisitions from Marconi Optical Components Limited and Nortel Networks Corporation was the primary factor for the higher gross loss and negative gross margin in 2002 over 2001.

Research and Development Expenses

        Despite an increase in research and development spending due to the acquisitions of the acquired Nortel Networks businesses and the business of Marconi Optical Components Limited, research and development costs decreased to £35.7 million ($63.6 million) in 2003 from £39.8 million in 2002 and £77.6 million in 2001, principally as a result of our continued cost cutting measures. In 2003, the discontinuance of our research and development of the ASOC product line was the principal factor that resulted in our lower spending. In 2001, spending on research and development represented 354% of net revenues; in 2002, it represented 115% of net revenues; and in 2003, it represented 40% of net revenues. Research and development spending as a proportion of revenues has generally been much larger than that of comparable-sized companies in our industry, and often similar, in terms of total spending, to that of much larger companies. We have reduced our workforce on several occasions over the past several years, and as part of those reductions, which principally resulted from the restructuring of our business, we have reduced the level of our research and development staff. This has reduced personnel costs, and resulted in a contraction in the number of projects being worked on, and in turn resulted in reductions in associated spending on supplies and services. In 2003, in response to opportunities we saw developing in the market, we began development of subsystems and modules in addition to discrete components for our telecom customers. These subsystem and module solutions integrate optical components and related electronics and software to provide more complete solutions to our customers. In addition, we have committed resources to developing non-telecommunications products which use the technologies we have deployed in our telecommunications products, particularly our semiconductor technologies. Given the new initiatives, we expect modest increases in our research and development expense on a quarterly basis at least through the second quarter of 2004.

National Insurance Expense

        We provide for National Insurance expense (the U.K. equivalent of U.S. social security taxes) at a current rate of 11.9% on the gain on exercise of certain stock options granted between April 5, 1999, and November 14, 2000, under plans that have not been approved by the U.K. Inland Revenue. As permitted by applicable U.K. legislation, our employees are responsible for the National Insurance liability with respect to such unapproved options granted after November 14, 2000. In addition, in accordance with legislation introduced in 2001, certain options that had an exercise price in excess of the market price of our ordinary shares on November 7, 2000, will not give rise to any future National Insurance liability.

Selling, General and Administrative Expenses

        Selling, general and administrative costs increased 49% to £31.5 million ($56.1 million) in 2003 from £21.1 million in 2002 and decreased 1% to £21.1 million in 2002 from £21.3 million in 2001.

        Sales and marketing costs increased to £8.0 million ($14.2 million) in 2003 from £5.7 million in 2002, a 40% increase, and increased to £5.7 million in 2002 from £5.1 million in 2001, a 12% increase. As a percentage of revenues for the year, sales and marketing costs represented 9% in 2003, 16% in 2002 and 23% in 2001. The decline in sales and marketing costs as a percent of revenue reflects the higher revenue during the periods while the increase in absolute spending between 2002 and 2003 was a result of the acquisition from Nortel Networks Corporation and the additional sales and product management personnel retained with the extended product portfolio that resulted from that acquisition.

        General and administrative costs increased to £22.3 million ($39.7 million) in 2003 from £11.7 million in 2002, a 90% increase, and £10.7 million in 2001, a 9% increase. The increase in expenditure in 2003 reflects the inclusion of the operations of the acquired Nortel Networks businesses for all of 2003, versus only two months for 2002, partially offset by restructuring actions including workforce reductions undertaken in 2003. The increase in expenditure in 2002 reflects the inclusion of the operations of the acquired Nortel Networks businesses in the fourth quarter of 2002. The initial increase was due to an increase in personnel as a result of the acquisitions in 2002. The increases in spending between all periods was partially offset by the continuing process of cost reduction efforts throughout 2001, 2002 and 2003.

        Exceptional items included within the total for selling, general and administrative costs were £1.2 million ($2.1 million) in 2003, £3.7 million in 2002 and £5.5 in 2001. Further detail of these costs is given below.

Exceptional Items

  2003

        We undertook several restructuring programs in 2003. The most significant was the closure of our wafer fab facility in Ottawa, Canada and the transfer of products manufactured in that facility to our facility in Caswell, U.K. We completed the closure of the Ottawa facility in August 2003. We also closed a few smaller manufacturing-related sites in Milton, U.K., Harlow, U.K. and Poughkeepsie, New York and consolidated certain production processes into new locations.

        Each exit program identified the associated employees and product lines that would be terminated, resulting in excess fixed assets. We conducted a complete program of employee consultation prior to each closure, and undertook measures to ensure that key personnel were retained as long as necessary.

We planned inventory build-outs and communicated with customers that would be affected by the discontinuation of certain product lines and research projects.

        We anticipate annualized cost savings in connection with these exit programs, from reduced payroll costs, site and equipment rentals, utilities and services costs and materials expenditure. The savings will primarily affect the manufacturing and research and development lines in our income statement. The full impact of these savings will not be reflected in our financial statements until the programs are completed.

        In addition, in 2003, in connection with our decision to discontinue the development of our ASOC product line, we incurred charges of £4.8 million ($8.5 million).

        In 2003, we incurred exceptional items under U.K. GAAP in the amount of £15.0 million ($26.7 million). These exceptional items included £10.8 million related to our decision to close our wafer fab facility in Ottawa, Canada and to transfer the products manufactured in that facility to our facility in Caswell, U.K., consisting of £7.7 million of severance and retention costs, £1.8 million to impair certain assets and £1.3 million of other costs principally to upgrade the Caswell, U.K. facility. In addition, in 2003 we incurred £6.5 million of charges to close the other sites and relocate certain operations, consisting of £5.1 million of severance and retention costs and £1.4 million for impairment of fixed assets and costs to restore facilities. We also had £2.3 million of exceptional credits in 2003 relating to a cash payment received from the U.K. Inland Revenue for a research and development tax incentive.

        The following table reconciles the exceptional items reported above with the exceptional items reported in our financial statements for the year ended December 31, 2003, on page F-3.

Cost Categories	ASOC	Ottawa and Other	Total
Closure Costs	£2,580	£1,545	£4,125
Tangible Impairments	£947	£1,271	£2,218
Gain on sale of fixed assets	£(1,766)	£—	£(1,766)
Redundancy	£3,055	£9,681	£12,736
Tax credit	£—	£(2,268)	£(2,268)

Other	£4,816	£10,191	£15,007

  2002

        In 2002, we incurred exceptional items under U.K. GAAP in the amount of £36.7 million. Of these charges, £29.3 million, in 2002, in connection with our decision to discontinue further development of our ASOC product line, consisting of £25.1 million for the impairment of equipment used in our ASOC product line, £1.2 million for inventory and £3.0 million for purchase commitments. Also included in exceptional items in 2002 was £5.1 million related to the closure of our Maryland and Swindon sites, which had been manufacturing ASOC products.

        We implemented three significant exit programs during 2002, all of which related to our decision to discontinue further development of our ASOC product line. During 2002, management performed reviews of the market conditions for ASOC products, and each time concluded that the market for these products was in decline. As a direct result, management determined that the most economically viable course of action would be initially to close the Maryland and Swindon, U.K. sites, and subsequently to close the production facility and a significant portion of the research and development facility at the Abingdon, U.K. site associated with ASOC.

        The closure of the Maryland site was completed in December 2002. All production at the Swindon facility was terminated and the premises were vacated during the summer of 2002. We retained the land associated with the Swindon site but are currently seeking buyers for that land. Prior to closure of the Maryland and Swindon sites, a small portion of the assets was transferred to other Bookham sites. The remaining assets from the Swindon and Maryland sites were auctioned to third parties for an aggregate consideration of approximately £4.2 million in 2003 and £0.2 million in 2002 and unsaleable items were scrapped.

        In 2002, we incurred charges related to inventory write-downs on excess inventory of £3.3 million, which includes write-downs of £1.2 million related to the downsizing of our ASOC product line.

        When calculating write-downs, consideration was given to internal six-month marketing and sales forecasts, as well as, in the case of raw materials, sales and operations planning, in order to produce estimates of the final quantity of finished goods that would be produced. The total amount of forecast finished goods was compared to the sales forecasts, and the difference was written-down. Raw materials were written-down to the extent not required by management's sales and operations plan. We consider inventory levels at customers but do not formally obtain confirmation of these levels. No inventory is held by distributors. We have limited ability to reduce orders with suppliers. Previous experience has indicated that the usual negotiation process results in our having either to take the full order or to pay a termination penalty in lieu of receiving the products.

        We have not, and currently have no plans to, dispose of the items of inventory which were written-down or written-off in 2002 either as a customer sale or as scrap. Future sale of these items would be likely only if there were a timely and significant improvement in the status of our markets and customers. As a result, it is currently not expected that this inventory will have any impact on future revenue or profit margins.

Net Interest and Other Income/Expense

        Net interest and other income declined to £3.9 million ($6.9 million) in 2003 from £5.3 million in 2002 as a result of the interest expense on our notes and lower cash balances offset by the favorable translation impact of the Nortel Networks Optical Components Limited notes being denominated in U.S. dollars. Interest income net of interest expenses declined to £5.3 million in 2002 from £10.9 million in 2001 as a result of lower cash balances and lower interest rates.

Provision for Income Taxes

        We have incurred substantial losses to date and expect to incur additional losses in the future. Due to the uncertainty surrounding the realization of the benefits of the net loss carry-forward, a full valuation allowance has been placed against the otherwise recognizable deferred tax assets of £98.2 million ($174.8 million) at December 31, 2003. No income tax benefit has been recorded in any of the five fiscal years ended December 31, 2003. As our business develops globally, we may incur local tax charges which we are unable to offset. In 2003, we recognized a credit of £2.3 million related to a payment received in 2002 from the U.K. Inland Revenue as compensation for certain research and development expenditures.

Net Loss

        Our net loss for 2003 under U.K. GAAP was £79.4 million ($141.3 million), representing a decrease from our 2002 net loss of £101.4 million and our 2001 net loss of £113.2 million. The net loss in 2003 was mainly the result of operating losses discussed above, and included £15.0 million ($26.7 million) of exceptional charges described above. A large part of the net losses in 2002 and 2001 were due to exceptional items in the amount of £36.7 million and £62.8 million, respectively.

Liquidity, Capital Resources and Contractual Obligations

Liquidity and Capital Resources

Operating activities

        Net cash used in operating activities in 2003 was £59.4 million ($105.7 million), primarily resulting from the loss from operations of £87.2 million, partially offset by non-cash impairment charges, depreciation, and amortization expenses of £15.8 million and a £12.0 million decrease in working capital. The decrease in working capital was the result of a reduction in inventory, primarily through the sale of inventory purchased as part of the acquisition of the acquired Nortel Networks businesses.

        Net cash used in operating activities in 2002 was £61.7 million, primarily resulting from the loss from operations of £106.7 million, offset in part by non-cash impairment charges, depreciation, and amortization expenses of £38.7 million and a £5.9 million decrease in working capital. The working capital decrease was primarily the result of the acquisition from Nortel Networks Corporation, which resulted in an increase in the levels of accounts payable and a decrease in the levels of acquired inventory, partially offset by an increase in the level of accounts receivable.

        Net cash used in operating activities in 2001 was £44.4 million, primarily resulting from the loss from operations of £124.2 million offset in part by non-cash impairment charges, depreciation and amortization expenses of £66.2 million and a £13.3 million decrease in working capital. The working capital decrease was the result of lower accounts receivable of £8.2 million and lower inventory of £4.4 million primarily relating to revenue declining throughout 2001.

Return on investments

        Return on investments represents net interest, which is the difference between interest received on our cash and interest paid on our debts. As our cash balances have declined, return on investments has declined over the three-year period from £11.4 million in 2001 to £5.8 million in 2002 and to £2.2 million ($3.9 million) in 2003. Interest paid on debts, excluding notes to Nortel Networks Optical Components Limited, has been minimal during the three-year period as debts have been minimal.

Investing activities

        Capital expenditure in 2003 was £11.7 million ($20.8 million). The principal spending in 2003 was to upgrade the Caswell, U.K. wafer fab site to a capability required to produce products transferred from Ottawa, Canada. Capital spending in 2002 was £10.2 million, principally relating to implementation of an integrated enterprise resource planning and factory management solution, based at our Abingdon, U.K. and Caswell, U.K. sites, that permits our systems to interface with the systems we acquired with the acquired Nortel Networks businesses. In 2001, we spent £41.6 million in capital expenditures. These expenditures were primarily to expand our production capacity and capability in our ASOC product line. We also acquired manufacturing facilities in Swindon, U.K. and Columbia, Maryland which were closed in 2002 due to the decrease in demand for optical components.

Acquisitions

        On March 8, 2004, we completed our merger with New Focus, Inc., pursuant to which we acquired New Focus by a merger of a wholly-owned subsidiary with and into New Focus, with New Focus surviving as our wholly-owned subsidiary. Pursuant to the merger agreement, on March 8, 2004, each New Focus stockholder received a cash distribution from New Focus in the amount of $2.19 per share of New Focus common stock held on that date. In the merger, each outstanding share of New Focus common stock was cancelled and converted into the right to receive 1.2015 of our ADSs, or at the election of the New Focus stockholder, the equivalent number of our ordinary shares, resulting in an issuance of an aggregate of 78,666,002 ordinary shares (in the form of ordinary shares or ADSs). We assumed outstanding options to purchase New Focus common stock, whereupon each of those options became an option to purchase a unit consisting of 1.2015 ordinary shares and $2.19 for each share of New Focus common stock subject to that option prior to the merger, on the same terms and conditions as were applicable to that option under the applicable New Focus option plan and option agreement. Pursuant to the merger agreement, two directors of New Focus, Peter Bordui and Winston Fu, joined our board of directors.

        On July 4, 2003, we acquired substantially all of the assets and certain liabilities of Cierra Photonics for £2.3 million in the form of 3,071,484 ordinary shares. Up to an additional 4.2 million ordinary shares may be issued if the Cierra Photonics business meets a revenue target of at least $5.0 million in the 12-month period prior to October 1, 2004, or at least $8.5 million in the 12-month period prior to October 1, 2005. In exchange, we received fixed assets, including equipment, of £2.3 million and inventory of £0.1 million. We also assumed liabilities of £1.0 million.

        On October 6, 2003, we acquired the entire issued share capital of Ignis Optics for £11.2 million, in the form of 8,020,816 ordinary shares. Up to an additional 780,843 ordinary shares may be issued in early 2005 if Ignis Optics meets a revenue target of at least $4.0 million for the fiscal year ended December 31, 2004.

        On February 1, 2002, we acquired the optical components business of Marconi Optical Components Limited for the consideration of 12,891,000 ordinary shares, valued at £15.7 million at the time of the transaction. In exchange, we received fixed assets, including equipment, land and buildings of £9.6 million and inventory of £7.4 million. We assumed no liabilities and incurred no debt in connection with this transaction.

        On November 8, 2002, we completed the acquisition of the acquired Nortel Networks businesses for consideration valued at the time at £92.1 million, for the consideration of 61,000,000 ordinary shares, warrants to purchase 9,000,000 ordinary shares, notes in the aggregate amount of $50 million and the payment of net cash consideration of $9.2 million. In exchange, we received intangible assets valued at £7.8 million, representing the patent portfolio for the amplifiers and active devices acquired from Nortel Networks Corporation; tangible fixed assets of £32.0 million, including equipment, land and buildings; and inventory of £39.2 million. We recorded £23.4 million as goodwill, representing the excess of the net value of the assets purchased over the purchase price. As part of the transaction, we assumed certain liabilities falling due within one year of £5.3 million. As a result of unanticipated product demand, during 2003, in accordance with FRS 7, "Fair Value in Acquisition Accounting" and SFAS 141, "Business Combinations," we amended the provisional value established at the date of acquisition, resulting in inventory being increased by approximately £12.8 million, current liabilities being increased by approximately £0.8 million and goodwill being decreased by approximately £11.9 million.

Sources of cash

        In the past three years, we have funded our operations from our cash flow and the proceeds of our public offerings in 2000, in which we raised a total of approximately £297.4 million. As of December 31, 2003, we had £39.0 million ($69.4 million) in cash and equivalents, which represents our source of cash. We do not have any bank lending facilities, borrowings or lines of credit, except for the secured and unsecured notes we issued to Nortel Networks Optical Components Limited and a loan in the principal amount of £271,000 that we assumed in connection with the Nortel Networks Corporation transaction. In connection with our acquisition of New Focus in March 2004, excluding transaction related costs of approximately $5.0 million, we acquired approximately $105 million in cash.

Future cash requirements

        Although our cash flows from operations are currently not sufficient to cover our operating expenses and capital expenditure needs, we believe that we will have sufficient capital resources from cash flows from operations and existing cash balances to meet our anticipated working capital and capital expenditure requirements for at least 18 months (excluding expenditures on acquisitions). Future events and opportunities may require us to sell additional equity or debt securities. From time to time, we have engaged in discussions with third parties concerning potential acquisitions of product lines, technologies and businesses. We continue to consider potential acquisition candidates. Any of these transactions could involve the issuance of a significant number of new equity securities, debt, and/or cash consideration. We may also be required to raise additional funds to complete any such acquisition, through either the issuance of equity securities or borrowings. If we raise additional funds or acquire businesses or technologies through the issuance of equity securities, our existing shareholders may experience significant dilution.

Risk management—foreign currency risk

        We are exposed to fluctuations in foreign currency exchange rates, interest rates and the prices of our ordinary shares and ADSs. As our business has grown and become increasing multinational in scope, we have become increasingly subject to fluctuations based upon changes in the exchange rates between the currencies in which we collect revenue and pay expenses. In the future we expect that a substantial portion of our revenues will be denominated in U.S. dollars, while the majority of our expenses will continue to be denominated in pounds sterling. Fluctuations in the exchange rate between these two currencies and, to a lesser extent, other currencies in which we collect revenue and pay expenses, could affect our operating results. In addition, the notes we issued in connection with the acquisition of the acquired Nortel Networks businesses are denominated in U.S. dollars. We engage in currency hedging transactions in an effort to cover any exposure to such fluctuations, and we may be required to convert currencies to meet our obligations. Under certain circumstances, hedging transactions can have an adverse effect on our financial condition. In 2003, we concluded 13 foreign exchange contracts for a total value of £36.5 million ($65.0 million). In March 2004, we entered into three additional foreign exchange contracts for a total value of £45.0 million with $25 million expiring on November 30, 2004, $25 million expiring on February 28, 2005, and $30 million expiring on May 31, 2005.

Contractual Obligations

        Our contractual obligations at December 31, 2003, by nature of the obligation and amount due over certain periods of time, are set out in the table below. There have been no material changes in the obligations set forth in the table since December 31, 2003.

			Payments Due by Period
Other Long-Term Obligations		Less than 1 year			More than 5 years
	Total		1-3 years	3-5 years
	(in thousands)
Long-Term Debt	£32,999	£1,929	£19,178	£11,700	£192
Capital Lease Obligations	£251	£243	8	—	—
Operating Leases	£7,586	£2,406	£4,079	£964	£137
Purchase Obligations	£7,501	£7,501	£—	£—	£—
Total Contractual Obligations	£48,337	£12,079	£23,265	£12,664	£329

        Our long-term debt principally includes two loans payable to Nortel Networks Optical Components Limited.

        Capital lease obligation is the future payments due under our two lease commitments.

        Operating leases are future annual commitments under non-cancelable operating leases, including rents payable for land and buildings.

        The purchase obligations consist of our total outstanding purchase order commitments as at December 31, 2003.

Off-Balance Sheet Arrangements

        We do not have any off-balance sheet arrangements, as that term is defined in Item 5.E.2 of Form 20-F.

Recent Accounting Pronouncements

U.K. GAAP Pronouncements

        Following the announcement by the Accounting Standards Board to defer the full implementation of FRS 17 "Retirement Benefits" to accounting periods beginning on or after January 1, 2005, we will continue to account for pensions under Statement of Standard Accounting Practice, or SSAP, 24 "Accounting for Pension Costs."

        The financial statements have been prepared using accounting policies unchanged from fiscal year ended December 31, 2002.

U.S. GAAP Pronouncements

        In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). In general, a variable interest entity is a corporation, partnership, trust or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. In December 2003, the FASB issued FIN 46R with respect to variable interest entities created before January 31, 2003, which, among other things, revised the implementation date to the first fiscal year or interim period ending after March 15, 2004, with the exception of Special Purpose Entities. We do not expect the adoption of this interpretation to have a material impact on its consolidated financial statements.

Item 6: Directors, Senior Management and Employees

Executive Officers and Directors

        The following table sets forth information as of March 12, 2004, with respect to each of our executive officers and directors:

Name	Age	Position
Andrew G. Rickman(1)	44	Chairman
David Simpson(1)(2)(3)	77	Vice Chairman of the Board of Directors
Giorgio Anania	45	Chief Executive Officer and Director
Liam Nagle	41	President and Chief Operating Officer
Stephen Abely	47	Chief Financial Officer
Stephen Turley	50	Chief Commercial Officer
Michael Scott	55	Chief Technology Officer
Lori Holland(1)(2)(3)	45	Director
W. Arthur Porter(1)(2)(3)	62	Director
Robert J. Rickman	46	Director
Joseph Cook	52	Director
Peter Bordui	43	Director
Winston Fu	37	Director

(1)
Member of the Nomination Committee.

(2)
Member of the Compensation Committee.

(3)
Member of the Audit Committee.

        Andrew G. Rickman founded Bookham Technology in 1988 and served as President and Chief Executive Officer until August 2000 when he ceased to be President and became Chairman of the Board of Directors, continuing as Chief Executive Officer. In February 2001, Dr. Giorgio Anania was appointed Chief Executive Officer and Dr. Rickman became Chairman. Prior to founding Bookham Technology, Dr. Rickman was employed by GenRad from 1984 to 1987 in applications engineering and product management, and was a consultant to GenRad from 1987 to 1988 on signal processing projects. Dr. Rickman serves as a director of several privately-held companies and holds advisory positions with a number of organizations. In 2000, HM The Queen awarded Dr. Rickman the OBE for services to the telecommunications industry. Dr. Rickman is a Chartered Engineer and holds an honors degree in Mechanical Engineering from Imperial College, London, an MBA from Cranfield University in England and a PhD in integrated optics from the University of Surrey, England. Dr. Rickman is the brother of Robert J. Rickman.

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

        Giorgio Anania has served as Chief Executive Officer and a Director since February 2001. From August 2000 to March 2004, he also served as President. From October 1998, when he joined Bookham Technology, until August 2000, Dr. Anania was our Senior Vice President, Sales and Marketing. Prior to joining Bookham Technology, from 1993 to 1998, Dr. Anania was Vice President for Sales, Marketing and Business Development at Flamel Technologies, a French medical equipment company. Prior to that, Dr. Anania was employed as Strategic Marketing Manager, Telecoms, at Raychem Corporation in California, and as a strategy consultant with Booz Allen & Hamilton in New York. Dr. Anania has a BA(Hons) in Physics from Oxford University and an MA and PhD in Plasma Physics from Princeton University.

        Liam Nagle joined Bookham as Chief Operating Officer in November 2002 and became President in March 2004. Prior to joining Bookham, Mr. Nagle was employed in various capacities by Nortel Networks Corporation from 1999 to October 2002. He was the Vice President Operations Optical Components of Nortel Networks from October 2000 to October 2002, the Vice President Operations from July 1999 to October 2000 and, from April 1999 to July 1999, was the VP Operations Europe. Prior to Nortel Networks, Mr. Nagle also worked with Bay Networks, Intel and Apple Computer in various senior roles. Mr. Nagle has a CIMA accounting qualification.

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

        Lori Holland has served as a director of Bookham Technology since April 1999. Ms. Holland is currently a consultant to various technology startups and serves as a director to Valley Medical Center Foundation, a not-for-profit corporation. Until December 2000, Ms. Holland was the Chief Financial Officer of Zaffire, Inc., a telecommunication company in California. Before that, from 1996 to December 1999, Ms. Holland also served as a consultant to various technology startups. From 1995 to 1996, she was the Vice President and Chief Financial Officer for NeoMagic Corporation. Prior to NeoMagic, Ms. Holland was the Vice President of Finance and Chief Financial Officer for Read-Rite

Corporation from 1990 to 1995. Ms. Holland received a BS in Economics from California Polytechnic University.

        W. Arthur Porter has served as a director of Bookham Technology since February 1998. Since July 1997, Dr. Porter has been Dean of the College of Engineering and Vice President for Technology Development at the University of Oklahoma. Mr. Porter serves as a director of Electro Scientific Industries (ESI), Stewart Information Services Corporation and Critical Technologies. From 1995 to 1998, Dr. Porter was President and Chief Executive Officer of Houston Advanced Research Center. He has a PhD in Interdisciplinary Engineering from Texas A&M University, is a fellow of the Institute of Electrical and Electronics Engineers, and a recipient of its Centennial Medal for extraordinary achievement.

        Robert J. Rickman has served as a director of Bookham Technology since September 1994. Mr. Rickman also served as a director of Bookham Technology from November 1988 to May 1990. Mr. Rickman is a director of a number of private companies and is also on the board of Highland Timber plc. Mr. Rickman has been the Chairman of the Board of Managers of CSC LLC since February 2003 and, until March 2001, was Managing Director of TFF Limited, a New Zealand registered company. Mr. Rickman was Director of FIM Services Ltd., a U.K. registered company, from 1983 to 1999. Mr. Rickman received his MA and MSc degrees from Oxford University. Mr. Rickman is the brother of Dr. Andrew G. Rickman.

        Joseph Cook has served as a director of Bookham Technology since February 2002. Mr. Cook is Senior Vice President of Engineering at WorldCom and has served in that position since 1999. From 1979 to 1999, he held various engineering and management positions at WorldCom. Mr. Cook is a member of the advisory boards of the University of Texas at Dallas and Oklahoma State University. Mr. Cook holds a BA and a Masters in Business Administration from Dallas Baptist University in Texas and an Associates degree in engineering from Prince George's Community College in Maryland. Mr. Cook holds a patent for narrowband optical DWDM devices.

        Dr. Peter F. Bordui has served as a director of Bookham Technology since March 2004. Dr. Bordui served on the board of directors of New Focus from December 2001 to March 2004. From January 1999 to December 2001, Dr. Bordui served first as Vice President and General Manager, Netherlands and then as Vice President and General Manager, Source Lasers for JDS Uniphase Corporation, a fiber optic communications product manufacturer. From September 1992 through January 1999, Dr. Bordui was Vice President and General Manager, Materials Division for Crystal Technology, Inc., a Siemens Company and optical component manufacturer. Dr. Bordui currently serves as chairman of Photonic Materials, Ltd. in Scotland and as director of Intense Photonics, Ltd., each an optical component company. Dr. Bordui holds a BS, MS and PhD in material science and engineering from the Massachusetts Institute of Technology.

        Dr. Winston S. Fu has served as a director of Bookham Technology since March 2004. Dr. Fu served on the board of directors of New Focus from June 1999 to March 2004 and serves as director of a number of private companies. Dr. Fu is a managing member of Presidio Management Group VII, LLC and Presidio Management Group VIII, LLC and a non-managing member of Presidio Management Group VI, LLC, the general partner of U.S. Venture Partners, a venture capital firm. Dr. Fu served as a Kauffman Fellow to educate venture capitalists from August 1997 to June 1999. Prior to joining U.S. Venture Partners in August 1997, Dr. Fu was enrolled in the M.B.A. program at Northwestern University. Prior to that, Dr. Fu served as the director of product marketing and in various other positions at Vixel Corporation, a manufacturer of fiber channel products. Dr. Fu holds a B.S. in physics from Massachusetts Institute of Technology, an M.B.A. from Kellogg Graduate School of Management (Northwestern University) and a PhD in applied physics from Stanford University.

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

        We have letters of engagement with each of our directors, except Dr. Anania. The letters of engagement may be terminated by either party on not less than six months' notice subject to our right to earlier termination in certain usual circumstances. In addition, we have a director's fee agreement with Ms. Holland, which became effective on August 1, 2002 and which sets out the terms on which Ms. Holland serves as chair of our Audit Committee. We also have a chairman's fee agreement with Dr. Andrew Rickman, which sets out the terms on which Dr. Rickman serves as chair of Bookham and which became effective on January 1, 2004. The letters of engagement with our directors, Ms. Holland's director's fee agreement and Ms. Holland's and Dr. Rickman's chairman's fee agreements do not provide for any benefits upon termination of the individual as a director.

        Drs. Bordui and Fu were selected by New Focus to join our Board of Directors pursuant to the terms of our agreement and plan of merger with New Focus which provided that two New Focus directors would join our Board of Directors upon completion of the merger.

Employment Agreements

        Each of Drs. Anania, Turley and Scott and Messrs. Abely and Nagle has an employment agreement with us. We previously had an employment agreement with Dr. Andrew Rickman, which terminated on December 31, 2003. These agreements describe the individual's salary, bonus and other benefits including medical and life insurance coverage, car allowance, vacation and sick days, and pension plan participation. The agreements also contain a prohibition on the use or disclosure of our confidential information, such as trade secrets, patents and customer information, for non-business purposes. There is also a non-competition clause in Dr. Anania's agreement and Dr. Rickman's terminated agreement prohibiting these individuals from dealing with our customers or prospective customers after they have stopped working for us. In addition, Dr. Anania's agreement states that he will not receive any additional compensation for his service as a director.

        Our executive officers are elected by our Board of Directors and serve at its discretion, subject generally to a three or six-month notice provision, except for Dr. Anania, whose employment agreement provides for a one-year notice period. The agreements provide that the notice period does not apply if the officer is being terminated for cause, which is defined to include gross misconduct, conduct which our Board of Directors determines brings the individuals or us into disrepute, or a serious breach of the employment agreement. Our agreement with Dr. Anania automatically terminates when Dr. Anania reaches age 65 and the agreements with Drs. Turley and Scott and Messrs. Abely and Nagle automatically terminate when the individual reaches age 60.

Corporate Governance

        Our Board of Directors has established an Audit Committee, a Compensation Committee and a Nomination Committee.

        The Audit Committee is chaired by Lori Holland and its other members are David Simpson and W. Arthur Porter. The Audit Committee, which acts pursuant to terms of reference, meets not less than four times annually and has responsibility for, among other things, monitoring the planning and reviewing of our annual and quarterly reports and accounts. The committee involves our auditors in that process, focusing particularly on compliance with legal requirements and accounting standards and the requirements of the U.S. Securities and Exchange Commission, the NASDAQ National Market and the United Kingdom Financial Services Authority, and oversees our accounting and financial reporting processes and the audit of our financial statements. It also is responsible for appointing, evaluating and retaining our auditors, approving the compensation of our auditors and preapproving all audit and non-audit services by our auditors. The ultimate responsibility for reviewing and approving our annual and quarterly reports and accounts remains with our Board of Directors.

        The Compensation Committee is chaired by W. Arthur Porter and its other members are David Simpson and Lori Holland. This committee determines, pursuant to its terms of reference, our policy on compensation of executive officers and specific remuneration packages for each of the executive directors, including pension benefits.

        Pursuant to its terms of reference, the Nomination Committee is responsible for identifying and nominating candidates to fill Board vacancies and for making recommendations on Board composition and balance. This committee is chaired by Andrew G. Rickman and its other members are Lori Holland, David Simpson and W. Arthur Porter.

Compensation of Executive Officers and Directors

        The aggregate cash compensation, including salary, fees, bonuses and cash benefits, paid to our executive officers and directors as a group for the year ended December 31, 2003, was £1,071,038 ($1,745,791). The aggregate amount paid in the year ended December 31, 2003, to provide benefits in kind, including medical insurance, and pension contributions for our executive officers and directors as a group, was £97,237 ($158,496). In the year ended December 31, 2003, a total of 4,085,240 options were granted to our executive officers and directors, at exercise prices ranging from £0.9850 to £1.3525 per share and expiration dates ranging from June 11, 2013 to September 25, 2013. Our executive officers who also serve as directors do not receive any additional compensation for their services as members of our Board of Directors but are reimbursed for their reasonable out-of-pocket expenses incurred in attending meetings of our Board of Directors.

        The following table sets out the compensation, excluding share options, paid to or accrued on behalf of our directors for the year ended December 31, 2003:

Name	Salary, Fees, Cash Benefits	Bonus	Benefits in Kind	Pension Contributions	Total 2003		Total 2002
	(in thousands)
Andrew G. Rickman	£100.0	—	£2.5	£20.0	$199.6	£122.5	£216.4
David Simpson	£8.0	—	—	—	$13.0	£8.0	£6.5
Giorgio Anania	£185.0	—	£21.5	£16.5	$363.0	£223.0	£388.6
Lori Holland(1)	£31.2	—	—	—	$50.8	£31.2	£17.0
W. Arthur Porter	£19.0	—	—	—	$30.9	£19.0	£6.5
Jack St. Clair Kilby	£3.0	—	—	—	$5.0	£3.0	£5.6
Robert J. Rickman	£8.0	—	—	—	$13.0	£8.0	£6.5
Joseph Cook	£6.2	—	—	—	$10.0	£6.2	£1.9

(1)
Payments made to Ms. Holland pursuant to her director's fee agreement and former consulting agreement with us are included in these figures.

        Our employee directors and executive officers participate in a bonus scheme. The Compensation Committee agrees the bonus amounts and the performance criteria with each participant at the beginning of each fiscal year. The criteria include achievement of budgeted profits and revenue growth. Dr. Anania's bonus is capped at 100% of his base salary and bonus amounts for other participants in the scheme are capped at a percentage of base salary ranging from 15% to 50%, depending on the position of the participant within our organization.

Share Ownership and Option Information

        The following table sets forth the number and percent of our ordinary shares held by each executive officer and director, and the grant date, exercise price, expiration date and number of ordinary shares subject to options held by each such officer and director, as of March 12, 2004. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, to our knowledge the individuals named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The number of shares outstanding includes the ordinary shares underlying options held by such shareholder that are exercisable within 60 days of March 12, 2004. Percentage of beneficial ownership is based on 296,557,359 ordinary shares outstanding at March 12, 2004.

Name	Number of Shares Held	Percentage	Number of Shares Attributable to Exercisable Options	Shares Underlying Options Granted		Exercise Price (£)(1)	Date of Grant	Expiration Date
Andrew G. Rickman(2)	26,976,679	9.09	75,000	75,000		1,405	02/13/04	02/13/14
David Simpson(3)	734,649	*	498,088	333,600 76,110 64,378 12,000 12,000		0.847 1.200 3.230 0.790 0.985	04/15/98 06/18/99 04/30/01 06/12/02 06/11/03	04/15/08 06/18/09 04/30/11 06/12/12 06/11/13
Giorgio Anania	3,687,333	1.24	3,449,703	280,000 180,000 600,000 180,000 1,000,000 224,000 1,207,360 2,035,593	(4) (4)	1.083 1.200 1.200 10.000 1.710 1.220 0.780 1.3525	09/07/98 03/24/99 04/02/99 03/13/00 08/03/01 02/08/02 11/14/02 09/25/03	09/07/08 03/24/09 04/02/09 03/13/10 08/03/11 02/08/12 11/14/12 09/25/13
Lori Holland	420,826	*	420,826	256,338 76,110 64,378 12,000 12,000		1.083 1.200 3.230 0.790 0.985	01/20/99 06/18/99 04/30/01 06/12/02 06/11/03	01/20/09 06/18/09 04/30/11 06/12/12 06/11/13
Stephen Abely	—	*	—	—		—	—	—
Stephen Turley	—	*	—	—		—	—	—
Liam Nagle	—	*	—	—		—	—	—
Michael Scott	—	*	—	—		—	—	—
W. Arthur Porter	331,613	*	331,613	243,235 64,378 12,000 12,000		0.847 3.230 0.790 0.985	04/15/98 04/30/01 06/12/02 06/11/03	04/15/08 04/30/11 06/12/12 06/11/13
Robert J. Rickman(5)	1,253,366	*	164,488	76,110 64,378 12,000 12,000		1.200 3.230 0.790 0.985	06/18/99 04/30/01 06/12/02 06/11/03	06/18/09 04/30/11 06/12/12 06/11/13
Joseph Cook	12,000	*	12,000	12,000		0.985	06/11/03	06/11/13
Peter F. Bordui	—	*	—	—		—	—	—
Winston Fu	—	*	—	—		—	—	—

*
Less than 1%.

(1)
The exercise price of certain options is denominated in U.S. dollars. Such amounts have been converted to pounds sterling based on the exchange rate at the date of grant.

(2)
Includes 4,871,312 ordinary shares held by the Rickman 1998 Accumulation and Maintenance Settlement Trust, of which Andrew G. Rickman is a trustee.

(3)
Includes 200,000 ordinary shares held by Mr. Simpson's spouse and children.

(4)
The dates on which these options vest and become exercisable depends upon completion of certain performance criteria.

(5)
Includes 969,000 ordinary shares held by Marion Rickman, the wife of Robert J. Rickman.

Employees

        As of December 31, 2003, we employed 1,680 persons, including 277 in research and development, 1,260 in manufacturing, 65 in sales and marketing, and 78 in finance and administration. Of those employees, 82 were based in our Abingdon headquarters, 262 were based in Caswell, 984 were based in Paignton, 127 were based in Canada, 110 were based in Switzerland and 115 were based in the United States. We also had, at December 31, 2003, sales representatives in Paris (1), Tokyo (1), China (2), and Italy (2). In March 2004, an additional approximately 200 employees joined us in connection with our acquisition of New Focus. Almost all of these employees are based in the United States. None of our employees are subject to collective bargaining agreements. We believe that our relations with our employees are good.

        The following tables indicate the average number of our employees during each of the last three fiscal years, broken down geographically and by activity:

Geographic Region	2003	2002	2001
United Kingdom	1380	944	722
USA	96	40	36
Rest of World	308	67	20

Total	1,784	1,051	778
Activity
Research and development	344	283	266
Sales and marketing	70	55	48
Manufacturing	1,263	635	387
Finance and Administration	107	78	77

Total	1,784	1,051	778

Employee Share Schemes

        Our Board of Directors and shareholders have approved several share schemes under which eligible employees and directors may obtain share options. The main features of these plans are summarized below.

2001 Approved Employee Share Option Scheme

        The 2001 Approved Employee Share Option Scheme was adopted in February 2000 and approved by the U.K. Inland Revenue in 2001. Our executive directors and employees, including the employees of our subsidiaries, are eligible to participate in this scheme. We may grant options to those eligible employees selected by the Compensation Committee. Options may be subject to performance criteria. The option price is the market value of the shares on the date of grant. Options are normally exercisable, subject to any performance condition being satisfied, between the third and tenth anniversaries of grant. No option may be exercisable more than ten years after its grant. As of December 31, 2003, there were no options outstanding under this scheme.

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

        Options will not normally be exercisable for three or five years, and may be exercised only with an amount not exceeding the available proceeds of the savings contract. The exercise price is determined by the Board not later than the date of grant of an option and shall not in any event be less than the higher of the nominal value of a share and 85% of the mid-market price on the day preceding the date on which invitations to apply for options are issued. At December 31, 2003, there were options to purchase 165,637 ordinary shares outstanding under this scheme.

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

        Options granted under the 1998 scheme must generally be exercised within three months after the end of the option holder's status as an employee, officer, director or consultant, provided that the option was exercisable when the option holder ceased to be an employee, officer, director or consultant. If an option holder is terminated for cause, the option holder's options will immediately be cancelled. In the event that an option holder dies or becomes disabled, the option holder's estate or representative, or the option holder in the case of disablement, has one year to exercise any options that were exercisable on the date of death or disability. In any case, no options may be exercised after they have expired. Options granted under the 1998 scheme may not be transferred, assigned, pledged or charged. If an option holder purports to transfer, assign, or charge any options, they are automatically cancelled. As of December 31, 2003, options to purchase 24,624,343 ordinary shares were outstanding under this scheme.

1995 Employee Share Option Scheme

        Our 1995 Employee Share Option Scheme was approved by the Board of Directors and the shareholders in July 1995 and has not been approved by the U.K. Inland Revenue. Options were issued under the 1995 scheme until September 29, 1998, when the Board of Directors decided not to issue any further options under this scheme. Options previously granted under the 1995 scheme, however, continue to be valid and governed by the rules. As of December 31, 2003, options to purchase 619,235 ordinary shares were outstanding under this scheme.

Employee Stock Purchase Plan

        The Employee Stock Purchase Plan, or ESPP, was adopted in June 2002 and enables our U.S. employees to purchase our ordinary shares in the form of ADSs. All of our U.S. employees, and any

U.S. employees of any other subsidiary chosen by the board are eligible to participate in the ESPP. Options granted under the plan may be exercised at the expiration of the purchase period relevant to that option. The length of the purchase period is currently 12 months. Unless the participant notifies the Board to the contrary, options will be deemed to be exercised at the expiry of the relevant purchase period. During the purchase period, participants must agree to make regular savings which, following exercise of the option, will be used to meet the purchase price for the ADSs. Participants may save between $15 and the maximum sum necessary to purchase the maximum number of ADSs per pay period. The participant's employer will make appropriate deductions from salary. The option exercise price will be set at 85% of the closing price of our ADSs, which are quoted on the NASDAQ National Market, on the first day of the relevant purchase period. As of December 31, 2003, no ADSs had been purchased, and there were no options outstanding, under this plan.

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

Item 7: Major Shareholders and Related Party Transactions

Major Shareholders

        The following table contains information with respect to each shareholder known by us to own, of record or beneficially, 3% or more of our ordinary shares as of March 12, 2004, based on 296,557,359 shares outstanding as of that date:

	Shares Owned
Name of Shareholder
	Number	Percent
Nortel Networks Corporation(1)	40,000,000	13.48
Andrew G. Rickman(2)	26,901,679	9.07
BNY (Nominees) Limited(3)	59,364,140	20.01
Aviva plc(4)	17,026,213	5.74
Goldman Sachs Group	13,815,800	4.65

(1)
These shares are held by the following direct or indirect wholly-owned subsidiaries of Nortel Networks Corporation in the following amounts: Nortel Networks Optical Components Limited, or NNOCL (7,210,585), and Nortel Networks Limited (23,789,415). These shares are subject to certain restrictions on voting. Includes 9,000,000 ordinary shares underlying warrants issued to NNOCL in connection with our acquisition of the acquired Nortel Networks businesses in November 2002. The warrants are immediately exercisable.

(2)
Includes 4,871,312 ordinary shares held by the Rickman 1998 Accumulation and Maintenance Settlement Trust, of which Andrew G. Rickman is a trustee.

(3)
BNY (Nominees) Limited is the record owner of our ordinary shares represented by ADSs in connection with the Bank of New York's service as our depositary for ADSs.

(4)
The shares are held by Morley Fund Management Limited, a subsidiary of Aviva plc. Aviva plc has reported its record ownership in us in accordance with the Companies Act 1985.

        Nortel Networks Corporation has entered into a relationship deed with us, described in more detail in "Item 10: Additional Information—Material Contracts", which limits Nortel Networks' voting rights with respect to its shares of Bookham Technology. We have also amended our Articles of Association to reflect this agreement (see "Item 10: Additional Information—Memorandum and Articles of Association"). Other than Nortel Networks, none of our major shareholders have different voting rights.

        The percentage ownership of several of our major shareholders has changed in the past three years. In particular, Intel Corporation, which held 4.8% of our shares following our initial public offering in April 2000 and 4.5% after our follow-on offering in September 2000, and Cisco Systems, Inc., which held 4.8% of our shares following our initial public offering and 4.5% after our follow-on offering, have since reduced their holdings to below 3% of our shares outstanding as of March 12, 2004. Morley Fund Management Limited, a subsidiary of Aviva plc, has at times over the past three years held more than 3% of our shares and held approximately 5.74% of our shares as of March 12, 2004. In February 2002, we issued 12,891,000 shares, comprising 9.9% of our outstanding shares at the time, to Marconi Optical Components Limited in connection with the MOC acquisition. Marconi Optical Components Limited is no longer a holder of 3% or more of our shares. In November 2002, we issued 61,000,000 shares, comprising 29.78% of our outstanding shares at the time to Nortel Networks Corporation or its affiliates as consideration for the acquired Nortel Networks businesses. Nortel Networks sold 30,000,000 of these shares in July 2003 and held approximately 13.48% of our shares as of March 12, 2004.

        As of March 12, 2004, we had approximately 110 record holders in the United States who held approximately 20% of our outstanding shares in the form of ordinary shares or ADSs.

        We are not owned or controlled by any corporation or foreign government.

Related Party Transactions

        In connection with the acquisition of the optical components business of Marconi Optical Components Limited in February 2002, we entered into a non-exclusive supply agreement with Marconi Communications, Inc., a wholly-owned subsidiary of Marconi plc, under which Marconi Communications will purchase a minimum of £30 million of components from us over an eighteen-month period beginning in February 2002. Marconi Communications, Inc. is an affiliate of Marconi Optical Components Limited, the holder of 6.28% of our shares as of March 2003 and none of our shares as of December 31, 2003. In January 2003, we and Marconi Communications amended the supply agreement to extend its term to December 31, 2003, and to adjust the minimum purchase commitments for 2003. The agreement was further amended in December 2003 to extend the term to June 30, 2004 and to adjust the timing of the minimum purchase commitments. The aggregate minimum purchase commitments under the agreement have not changed.

        On September 30, 2002, we entered into a director's fee agreement with Ms. Holland. That agreement, which became effective as of August 1, 2002, provides that Ms. Holland will serve both as a member and chair of our Audit Committee. Ms. Holland's fees under this agreement are $40,000 per year.

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

        Loan Notes:    As part of the consideration for our acquisition of the Nortel Networks businesses, we issued a secured loan note, in the amount of $30 million, and an unsecured loan note, in the amount of $20 million, to Nortel Networks Optical Components Limited. These notes are guaranteed by a charge over the assets of our principal subsidiaries.

        The secured note bears interest at the rate of 7% per year, which will increase by 0.25% per quarter beginning three months after issue, to a maximum of 10% per year, and will be payable in full on the third anniversary of completion, or November 8, 2005. Our obligations under this note are secured by certain collateral, including the assets of the acquired Nortel Networks businesses (other than inventory) and certain of our capital equipment. The note must be repaid, in whole or part, at earlier times if certain events take place. In the event of an equity issue or equity-linked financing, we will have to prepay the secured note as follows: 50% of the net proceeds on the first $50 million raised and 40% of the amount by which net proceeds exceed $50 million. In the event of an equity issue or equity-linked financing, we will also have to prepay the unsecured note to the extent that the net proceeds exceed $100 million. If we sell any of the collateral that secures the secured loan note, we will be required to prepay the note to the extent that net proceeds of that sale exceed $30 million. If we experience a change in control, or default on any of our material debt obligations, we are required to prepay both the unsecured and secured notes in full. The unsecured note bears interest at the rate of 4% per year and is payable in full on the fifth anniversary of completion, or November 8, 2007. This note must also be repaid, in part or in full, upon the occurrence of the events described above.

        In the event that Nortel Networks Limited's purchases of optical components from us pursuant to the Supply Agreement exceed a predetermined target amount in any quarter (initially $32 million for the first four quarters from completion and $37 million for the fifth quarter) then Nortel Networks will have the option to make payment of up to 30% of any amounts it owes for such purchases in excess of the applicable target amount by surrendering an equal amount in nominal value of the secured loan note and, if the secured loan note is no longer outstanding, Nortel Networks has the option to make payment of up to 30% of any amounts it owes for purchases in excess of $45 million by surrendering an equal amount in nominal value of the unsecured loan note for the five quarters following completion.

        As of December 31, 2003, Nortel Networks Limited held 23,789,415 of our ordinary shares and Nortel Networks Optical Components Limited held 7,210,585 of our ordinary shares, which collectively represents approximately 14% of Bookham's outstanding shares as of that date. The warrants to purchase 9,000,000 ordinary shares that we issued to Nortel Networks are immediately exercisable but may not be exercised to the extent that doing so would result in Nortel Networks owning 30% or more of our outstanding share capital at the time of exercise.

        On March 8, 2004, we entered into a chairman's fee agreement with Dr. Andrew Rickman. That agreement, which became effective as of January 1, 2004, sets out the terms on which Dr. Rickman serves as chairman of Bookham. Dr. Rickman's fees under this agreement are £127,000 per year.

        Each of Drs. Anania, Turley and Scott and Messrs. Abely and Nagle has an employment agreement with us. We previously had an employment agreement with Dr. Andrew Rickman, which terminated on December 31, 2003. These agreements describe the individual's salary, bonus and other benefits including medical and life insurance coverage, car allowance, vacation and sick days, and pension plan participation. The agreements also contain a prohibition on the use or disclosure of our confidential information, such as trade secrets, patents and customer information, for non-business purposes. There is also a non-competition clause in Dr. Anania's agreement and Dr. Rickman's terminated agreement prohibiting these individuals from dealing with our customers or prospective customers after they have stopped working for us. In addition, Dr. Anania's agreement states that he will not receive any additional compensation for his service as a director.

        Our executive officers are elected by our Board of Directors and serve at its discretion, subject generally to a three or six-month notice provision, except for Dr. Anania, whose employment agreement provides for a one-year notice period. The agreements provide that the notice period does not apply if the officer is being terminated for cause, which is defined to include gross misconduct, conduct that our Board of Directors determines brings the individuals or us into disrepute, or a serious breach of the employment agreement. Our agreement with Dr. Anania automatically terminates when Dr. Anania reaches age 65, and the agreements with Drs. Turley and Scott and Messrs. Abely and Nagle automatically terminate when the individual reaches age 60.

Item 8: Financial Information

        See "Item 18: Financial Statements" and pages F-1 through F-73.

Litigation

        We are not currently involved in any material legal proceedings. During the last 24 months we have not been involved in any legal arbitration proceedings that have had or may have a significant effect on our financial position. We are not aware of any threatened or potential legal or arbitration proceedings which could have a significant effect on our financial position.

        On June 26, 2001, a putative securities class action captioned Lanter v. New Focus, Inc. et al., Civil Action No. 01-CV-5822, was filed against New Focus and several of its officers and directors, or the Individual Defendants, in the United States District Court for the Southern District of New York. Also named as defendants were Credit Suisse First Boston Corporation, Chase Securities, Inc., U.S. Bancorp Piper Jaffray, Inc. and CIBC World Markets Corp., or the Underwriter Defendants, the underwriters in New Focus's initial public offering. Three subsequent lawsuits were filed containing substantially similar allegations. These complaints have been consolidated. On April 19, 2002, plaintiffs filed an Amended Class Action Complaint, described below, naming as defendants the Individual Defendants and the Underwriter Defendants.

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

        The Amended Complaint asserts claims under certain provisions of the securities laws of the United States. It alleges, among other things, that the prospectuses for Bookham's and New Focus's initial public offerings were materially false and misleading in describing the compensation to be earned by the underwriters in connection with the offerings, and in not disclosing certain alleged arrangements among the underwriters and initial purchasers of ordinary shares, in the case of Bookham, or common stock, in the case of New Focus, from the underwriters. The Amended Complaint seeks unspecified damages (or in the alternative rescission for those class members who no longer hold ordinary shares, in the case of Bookham, or common stock, in the case of New Focus), costs, attorneys' fees, experts' fees, interest and other expenses. In October 2002, the individual defendants were dismissed, without prejudice, from the action. In July 2002, all defendants filed Motions to Dismiss the Amended Complaint. The motions were denied in February 2003. No responsive pleadings have been filed. We believe we and New Focus have meritorious defenses and indemnification rights to the claims made in the Amended Complaint and we therefore believe that such claims will not have a material effect on our financial position.

        On February 13, 2002, Howard Yue, the former sole shareholder of Globe Y Technology, Inc., a company acquired by New Focus in February 2001, filed a lawsuit against New Focus and several of its officers and directors in Santa Clara County Superior Court. The lawsuit is captioned Howard Yue v. New Focus, Inc. et al, Case No. CV808031, and asserts claims stemming from New Focus's acquisition of Globe Y. The plaintiff has amended his complaint several times following the Court's dismissal of his earlier complaints. Currently, the plaintiff's third amended complaint alleges eight causes of action against New Focus: violation of §25400 and §25500 of the California Corporations Code; violation of §§1709-1710 of the California Civil Code; violation of §17200 and §17500 of the California Business & Professions Code; fraud and deceit by concealment; fraud and deceit by active concealment; fraud and deceit based upon non-disclosure of material facts; negligent misrepresentation; and breach of contract and the duty of good faith and fair dealing. The complaint seeks unspecified economic, punitive, and exemplary damages, prejudgment interest, costs, and equitable and general relief.

        On October 6, 2003, New Focus filed a cross-complaint against Mr. Yue seeking damages arising from Mr. Yue's misrepresentations to New Focus in the acquisition of Globe Y by New Focus. Discovery is ongoing in both the lawsuit by Mr. Yue and New Focus's cross-complaint. New Focus has certain counterclaims against Mr. Yue as well as the following defenses against Mr. Yue's claims: the doctrines of estoppel, waiver and consent; plaintiff's coming to the action with unclean hands; plaintiff's breach of contract; plaintiff's failure to fulfill any contractual conditions precedent; plaintiff's failure to mitigate damages, if any; plaintiff's negligence; the lack of an existence of a fiduciary or confidential relationship with the plaintiff; the causing of plaintiff's damages, if any, by intervening events; and plaintiff's fraudulent conduct. New Focus intends to conduct a vigorous defense of this lawsuit.

        On or about January 30, 2004, a lawsuit was filed in the United States District Court for the Eastern District of Virginia against Bookham, certain individuals affiliated with Bookham, Goldman Sachs, Goldman Sachs International, Robertson Stephens, Robertson Stephens International, Julius Baer & Company Ltd., Dexia PrivatBank Switzerland, Swiss Partners Investment Network Ltd., or Spin, and certain individuals affiliated with Spin. The complaint is captioned Defries v. Bookham Technology PLC, et al., Case No. 1:04-CV-00054. The suit alleges that defendants violated the federal securities laws in connection with our initial public offering conducted on or about April 11, 2000, our follow-on public offering conducted on or about September 19, 2000, and the trading of our shares in the aftermarket from the date of the initial public offering through December 6, 2000. The complaint purports to allege violations of Sections 3(a)(8), 5, 11 and 15 of the Securities Act of 1933, as amended, Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Section 203 of the Investment Advisers Act of 1940, as amended. It purports to incorporate allegations made by plaintiffs in the IPO laddering litigation described above. The suit purports to seek damages in the sum of at least $25,000,000.00, fees and costs. The complaint has not been served, and we have not responded to the complaint.

        We are unable to predict the outcome of this suit and its ultimate effect, if any, on our financial condition; however, the our defense against this suit may result in the expenditure of significant financial and managerial resources.

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

        For information regarding the taxation of dividends under United States tax law, see "Item 10: Additional Information—Taxation—United States Federal Income Tax Consequences."

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

	Per ordinary share		Per ADS
	High	Low	High	Low
	(£)	(£)	($)	($)
Year Ended
2001	14.89	0.79	22.56	1.18
2002	1.85	0.40	2.62	0.64
2003	1.78	0.65	2.99	1.01
Quarter Ended
March 31, 2002	1.80	0.96	2.57	1.36
July 1, 2002	1.14	0.68	1.55	0.95
September 30, 2002	0.83	0.43	1.35	0.65
December 31, 2002	0.95	0.40	1.55	0.64
March 31, 2003	0.87	0.65	1.37	1.01
July 1, 2003	0.95	0.66	2.00	1.02
September 30, 2003	1.40	0.70	2.57	1.16
December 31, 2003	1.78	1.07	2.99	1.98
Month Ended
October 31, 2003	1.78	1.10	2.99	2.14
November 30, 2003	1.53	1.07	2.65	2.00
December 31, 2003	1.31	1.21	2.60	1.98
January 31, 2004	1.95	1.28	3.55	2.45
February 29, 2004	1.80	1.26	3.35	2.37
March 31, 2004	1.41	1.09	2.65	2.00

Item 10: Additional Information

Memorandum and Articles of Association

        A description of the material rights of holders of our ordinary shares under English law and the material provisions of our Memorandum and Articles of Association may be found below under the headings "Description of Our Ordinary Shares" and "Description of Our American Depositary Receipts." Our Memorandum and Articles of Association were filed as exhibits to that registration statement and our Memorandum of Association is incorporated herein by reference. In connection with our acquisition from Nortel Networks in November 2002, we amended our Articles of Association to add certain provisions related to the voting of shares by Nortel Networks. The Articles of Association, as amended, are included as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2002, and are incorporated herein by reference.

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

Description of Our Ordinary Shares

General

        The following information is a summary of the material terms of the ordinary shares as specified in our articles of association in effect as of the date of this Form 20-F. You are encouraged to read our memorandum and articles of association, which are an exhibit to this Form 20-F.

        All of our issued ordinary shares are fully paid. Our ordinary shares are represented in certificated form and also in uncertificated form under "CREST." CREST is an electronic settlement system in the United Kingdom that enables our ordinary shares to be evidenced other than by a physical certificate and transferred electronically rather than by delivery of a physical certificate.

        Under English law, persons who are neither residents nor nationals of the United Kingdom may freely hold, vote and transfer ordinary shares in the same manner and under the same terms as U.K. residents or nationals.

        In the following description, a "shareholder" is the person registered in our register of members as the holder of the relevant share. The Bank of New York, through its nominee, is the shareholder of record in respect of those shares represented by ADSs, against which ADRs are issued pursuant to the deposit agreement.

Dividends

        Under English law, dividends are payable on our ordinary shares only out of profits available for distribution, as determined in accordance with U.K. GAAP and by the Companies Act. Holders of our ordinary shares are entitled to receive such dividends as may be recommended by our board of directors and declared by the shareholders in general meeting.

        Our board of directors may pay shareholders such interim dividends as appear to them to be justified by our financial position. If authorized by an ordinary resolution of the shareholders, our board of directors may also offer shareholders the right to elect to receive share dividends by way of scrip dividend instead of cash.

        We have not paid dividends on our shares since our incorporation. Our present policy is to retain all earnings for use in its business. Accordingly, we do not anticipate that dividends will be paid in the foreseeable future.

        Our board of directors may, with the sanction of an ordinary resolution of our shareholders, capitalize any sum standing to the credit of any of our reserve accounts or our profit and loss account. Such capitalization will be effected in accordance with the rights attached to any share, either by appropriating such sum to pay up in full any of our share capital that has not been issued and distributing the same to our shareholders in proportion to the number of shares that they hold, or by using it to pay some, or all, of any amount on any issued shares held by holders of shares that has not already been called up or paid in advance, if our articles of association and the Companies Act and other laws and regulations relating to us allow.

        Our articles of association provide that any dividend unclaimed after 12 years from the date the dividend was declared, or became due for payment, will be forfeited and will revert to us.

Rights in a Winding-up

        Except as our shareholders have agreed or may otherwise agree, upon our winding up, the balance of assets available for distribution:

  •
  after the payment of all of our creditors including certain preferential creditors, whether statutorily preferred creditors or normal creditors; and

  •
  subject to any special rights attaching to any class of shares is to be distributed among the holders of ordinary shares according to the amounts paid-up on the shares held by them. This distribution is generally to be made in cash. A liquidator may, however, upon the adoption of an extraordinary resolution of the shareholders, divide among the shareholders the whole or any part of our assets in kind.

Alteration of Share Capital; Allotment of Shares

        We may occasionally, by ordinary resolution:

  •
  increase our share capital by a sum to be divided into shares of such amounts as the resolution prescribes;

  •
  consolidate and divide all or any of our share capital into shares of a larger nominal amount than its existing shares;

  •
  cancel any shares that, at the date of the resolution, have not been taken, or agreed to be taken, by any person and reduce our share capital by the amount of the shares so cancelled; and

  •
  subdivide our shares into shares of a smaller nominal amount than is fixed by our memorandum of association, subject to English law; if we do so, the resolution whereby any share is subdivided may determine that, as between the holders of the shares resulting from such subdivision, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights or be subject to any such restrictions, as we have power to attach to unissued or new shares.

        Subject to the provisions of applicable English law, we may purchase, or may enter into a contract under which we will or may purchase, any of our own shares of any class including any redeemable shares. If there are in issue any shares or other securities that are admitted to the Official List of the U.K. Listing Authority and that are convertible into our equity share capital of the class proposed to be purchased, then we will not purchase, or enter into a contract under which we will or may purchase, such equity shares, unless either:

  •
  the terms of issue of such convertible shares or other securities include provisions permitting us to purchase our own equity shares or providing for adjustment to the conversion terms upon such a purchase; or

  •
  the purchase or the contract first has been approved by an extraordinary resolution passed at a separate meeting of the holders of such convertible shares or other securities.

        Subject to the rights of the holders of shares set out in our articles of association and the provisions of the Companies Act, we may, by special resolution of our shareholders, reduce our share capital or any capital redemption reserve, share premium account or other undistributable reserve in any manner.

Meetings of Shareholders

        Our articles of association require that an annual general meeting be held once in every fiscal year, within not more than 15 months after the holding of the last preceding annual general meeting, at a time and place determined by our board of directors. All other general meetings are deemed extraordinary general meetings. Extraordinary general meetings are held at the request of our board of directors or shareholders representing at least one tenth of our share capital entitled to vote at general meetings.

Voting Rights

        Voting at any general meeting of shareholders is by a show of hands unless a poll, which is a written vote, is duly demanded. On a show of hands, every shareholder who is present in person at a general meeting has one vote regardless of the number of shares held. On a poll, every shareholder who is present in person or by proxy has one vote per share held by that shareholder. A poll may be demanded by any of the following:

  •
  the chairman of the meeting;

  •
  at least three shareholders entitled to vote at the meeting;

  •
  any shareholder or shareholders representing in the aggregate not less than one-tenth of the total voting rights of all shareholders entitled to vote at the meeting; or

  •
  any shareholder or shareholders holding shares conferring a right to vote at the meeting on which paid-up sums in the aggregate equal to not less than one-tenth of the total sum have been paid up on all the shares conferring that right.

        A proxy form will be treated as giving the proxy the authority to demand a poll or to join others in demanding one.

        The necessary quorum for our general meetings is two persons carrying a right to vote upon the business to be transacted, whether present in person or by proxy.

        Matters are transacted at our general meetings by the proposing and passing of resolutions, of which there are three kinds:

  •
  an ordinary resolution, which includes resolutions for the election of directors, the approval of financial statements, the cumulative annual payment of dividends, the appointment of auditors, the increase of authorized share capital or the grant of authority to allot shares;

  •
  a special resolution, which includes resolutions amending our memorandum and articles of association or changing our name; and

  •
  an extraordinary resolution, which includes resolutions modifying the rights of any class of our shares at a meeting of the holders of such class or relating to certain matters concerning our winding up.

        An ordinary resolution requires the affirmative vote of a majority of those persons voting at a meeting at which a quorum exists.

        Special and extraordinary resolutions require the affirmative vote of not less than three-fourths of those persons voting at a meeting at which a quorum exists.

        In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting is not entitled to cast the deciding vote in addition to any other vote he or she may have. Depending on the nature of the business to be transacted, meetings are generally convened upon advance notice of 21 days for the passing of a special resolution and 14 days for any other resolution. The days of delivery or receipt of the notice are not included.

Preemptive Rights

        The Companies Act confers upon shareholders, to the extent not disapplied, rights of pre-emption in respect of the allotment of equity securities (which term includes ordinary shares) that are, or are to be, paid up wholly in cash. The pre-emption provisions may be disapplied by shareholders passing a special resolution, either generally or specifically.

        Pursuant to a special resolution passed by our shareholders at the extraordinary general meeting of Bookham on March 5, 2004, our directors were generally empowered to allot our equity securities for cash as if statutory pre-emption rights did not apply to the allotment, provided that this power is limited to:

  (i)
  the grant of options over equity securities (and the allotment of equity securities on the exercise thereof) up to a nominal amount of £98,407 pursuant to any option scheme or schemes approved by shareholders;

  (ii)
  any allotment of equity securities where such securities have been offered (whether by way of rights issue, open offer or otherwise) to holders of equity securities in proportion (as nearly as practicable) to their then holdings of such securities but subject to such exclusions or other arrangements as our directors may deem necessary or desirable in relation to fractional entitlements or legal or practical problems arising in, or pursuant to, the laws of any territory, or the requirements of any regulatory body or stock exchange in any territory or otherwise; and

  (iii)
  any other allotment (otherwise than pursuant to sub-paragraphs (i) and (ii) above) of equity securities up to an aggregate nominal amount of £49,203.

        The authority (unless previously revoked, varied or renewed) expires on the earlier of 15 months after the passing of the resolution or the conclusion of our annual general meeting to be held in 2004.

        At our annual general meeting, a special resolution is to be proposed in substitution for the existing authority referred to above that will authorize our directors to allot our equity securities for cash as if statutory pre-emption rights did not apply to the allotment, provided that this power is limited to:

  (i)
  the grant of options over equity securities (and the allotment of equity securities on the exercise thereof) up to a nominal amount of £98,852 pursuant to any option scheme or schemes approved by shareholders;

  (ii)
  any allotment of equity securities where such securities have been offered (whether by way of rights issue, open offer or otherwise) to holders of equity securities in proportion (as nearly as practicable) to their then holdings of such securities but subject to such exclusions on other arrangements as our directors may deem necessary or desirable in relation to fractional entitlements or legal or practical problems arising in, or pursuant to, the laws of any territory, or the requirements of any regulatory body or stock exchange in any territory or otherwise; and

  (iii)
  any other allotment (otherwise than pursuant to sub-paragraphs (i) and (ii) above) of equity securities up to an aggregate nominal amount of £49,426.

        The authority (unless previously revoked, varied or renewed) expires on the earlier of 15 months after the passing of the resolution or the conclusion of our annual general meeting to be held in 2005.

Variation of Rights

        If, at any time, our share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the Companies Act, upon the adoption of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class. At every such separate meeting, the quorum is to be the number of persons (which must be two or more) who hold or represent by proxy not less than one-third in nominal value of the issued shares of the class.

Transfer of Ordinary Shares

        Our ordinary shares can be transferred by a transfer in writing in the usual standard form or in any other form approved by our directors. The transfer document must then be delivered to our registered office (or any other place designated by our directors) together with the certificate for the shares to be transferred and any other evidence that our directors require from the transferor confirming its entitlement to make the transfer. There is no fee payable to us for transferring shares. A share transfer form must be signed or made effective by the transferor and, in the case of shares that are not fully paid-up, by the transferee. The transferor will be treated as continuing to be the shareholder until the name of the transferee is put on the register for the relevant share.

        Our directors can refuse to register a transfer of any share that is not fully paid-up without giving any reason for so refusing. Our directors may not refuse to register the transfer of any shares listed on the Official List of the U.K. Listing Authority or NASDAQ National Market if doing so would stop dealings in the shares from taking place on an open and proper basis.

        Under the U.K. City Code on Takeovers and Mergers, a general offer for all of our equity and voting non-equity share capital must be made by any person or persons acting in concert who:

  •
  acquire shares that, together with shares already held by them, carry 30% or more of voting rights; or

  •
  hold 30% to 50% of voting rights and acquire in any 12-month period additional shares that increase their percentage of the voting rights, provided that, if such person or persons sell shares without reducing their holdings to less than 30%, subsequent acquisitions will be permitted, provided that the shares acquired in any 12-month period do not exceed 1% of voting share capital and the percentage holding of such person or persons resulting from such acquisitions does not exceed the highest percentage holding of such person or persons in the previous 12 months.

        The offer must be made in cash, at not less than the highest price paid by the offeror or persons acting in concert with the offeror in the previous 12 months. The City Code does not have the force of law. Compliance with it, however, is in practice required by any person wishing to use the facilities of the U.K. securities markets. The requirement for a general offer will not, however, apply to the depositary in its capacity as such. The applicability of the City Code may make it difficult or undesirable for a purchaser to acquire a substantial percentage of our shares and could, under certain circumstances, have the effect of delaying, deferring or preventing a change of control. In addition, the rights of our shareholders under the City Code differ in certain respects from rights afforded under U.S. federal and state laws governing tender offers and takeovers.

Disclosure of Interests

        Section 198 of the Companies Act requires that if you become directly or indirectly interested in three percent or more of any class of our issued shares, including ordinary shares held in the form of ADSs, that carry the right to vote at our general meetings, you must notify us of this interest within two business days after acquiring such interest. After the three-percent threshold is exceeded, you must notify us in respect of increases or decreases of one percent or more.

        For the purpose of the notification obligation, the interest of a person in shares means any kind of interest in shares including interests in any shares:

  •
  in which a spouse or child or stepchild under the age of 18 is interested; or

  •
  in which a corporate body is interested; and, either

    •
    that corporate body or its directors generally act in accordance with that person's directions or instructions; or

    •
    that person controls one-third or more of the voting power of that corporate body; or

    •
    in which another party is interested and the person and that other party are parties to a "concert party" agreement under Section 204 of the Companies Act.

        A concert party agreement is one that:

  •
  provides for one or more parties to acquire interests in shares of a particular company;

  •
  imposes obligations or restrictions on any one of the parties as to the use, retention or disposal of such interests acquired pursuant to such agreement; and

  •
  pursuant to which an interest in our shares is in fact acquired by any of the parties to the agreement.

        Certain interests defined in the Companies Act, such as those held by investment fund managers, may be disregarded for the purposes of calculating the three percent threshold. However, the disclosure obligation will still apply where these interests exceed ten percent or more of any class of our relevant share capital and to increases or decreases of one percent or more thereafter.

        In addition, Section 212 of the Companies Act gives us the power to require persons who:

  •
  Bookham knows has an interest in its shares; or

  •
  Bookham has reasonable cause to believe has an interest in its shares; or

  •
  have had an interest in our shares at any time during the three years immediately preceding the date on which the notice is issued to confirm that fact or to indicate whether or not that is the case. Where that person holds or, during the relevant time, held any interest in our shares, we can require that person to give such further information as may be required relating to that interest and any other interest in the shares of which that person is aware.

        Where we serve notice under the foregoing provisions on a person that is or was interested in our shares and that person fails to give us any information required by the notice within the time specified in the notice, we may apply to the English courts for an order. This order may direct that the shares in question be subject to restrictions, prohibiting, among other things, any transfer of those shares, any exercise of voting rights and any other rights in respect of such shares. These rights include, other than in liquidation, payments in respect of such shares.

        A person who fails to fulfill the obligations imposed by Section 198 and 212 of the Companies Act described above may be subject to criminal penalties.

Limitations on Voting and Shareholding

        Under our articles of association, for so long as Nortel Networks Corporation (along with its subsidiaries, its associates and persons over which Nortel Networks Corporation is able to exercise management control or is otherwise interested, other than us or our subsidiaries) individually or collectively holds more than 5% or more of our issued ordinary share capital, restrictions exist on the exercise of their voting rights in relation to our ordinary shares, insofar as our chairman in his absolute discretion shall determine that:

  •
  on a show of hands such votes shall be counted as abstained and not counted in the vote; or

  •
  on a poll such votes shall be counted in the same proportions as other shareholders voting on the poll shall have voted regardless of how the members of the Nortel Networks group actually voted.

        The restrictions on the voting rights of the members of the Nortel Networks group will not apply to resolutions varying or suspending the rights attaching to our ordinary shares.

        Other than as set forth above, there are no limitations imposed by English law or our memorandum or articles of association on the right of non-residents or foreign persons to hold or vote our ADSs or our ordinary shares, other than the limitations that would generally apply to all of our shareholders.

Exchange Controls and Other Limitations Affecting Shareholders

        Currently, no foreign exchange control restrictions exist on our ability to pay dividends on our ordinary shares or on the conduct of our operations imposed by English law.

Description of Our American Depositary Receipts

General

        The Bank of New York, as depositary, issues our ADSs in the form of an ADR. Each ADR can evidence any number of ADSs. Each ADS represents a beneficial ownership interest in one ordinary share (or the right to receive one such share). We will deposit the shares with the London, England office of The Bank of New York, as custodian. Each ADR also represents securities, cash or other property deposited with The Bank of New York but not distributed to ADR holders. The Bank of New York's corporate trust office is located at 101 Barclay Street, New York, New York 10286. The custodian's office is located at One Canada Square, London E14 5AL, England. The principal executive office of The Bank of New York is located at One Wall Street, New York, New York 10286.

        Most non-institutional holders prefer to hold ADSs instead of ordinary shares because ADSs are quoted on the NASDAQ National Market. Ordinary shares are not quoted on the NASDAQ National Market but will trade instead on the London Stock Exchange. Unlike ordinary shares, trading of ADSs in the United States is not subject to U.K. stamp tax. However, your rights as a holder of ADSs will in some cases be different from the rights of a holder of ordinary shares. These differences are discussed below.

        You may hold ADRs either directly or indirectly through your broker or other financial institution. If you hold ADRs directly, you are an ADR holder. This description assumes you hold your ADRs directly. If you hold the ADRs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

        Because The Bank of New York will actually hold the ordinary shares which are evidenced in the form of ADRs, you must rely on the Bank of New York to exercise the rights of a shareholder. The obligations of The Bank of New York are set out in a deposit agreement among us, The Bank of New York and you, as an ADR holder. The agreement and the ADRs are generally governed by New York law. The ordinary shares are generally governed by the laws of England and Wales.

        The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire agreement and the ADR itself. Copies of the deposit agreement are available for inspection at the Corporate Trust Office of The Bank of New York.

Share Dividends and Other Distributions

        Where applicable, the Bank of New York has agreed to distribute the cash dividends, cash distributions or other distributions it receives on our ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADRs represent.

        Cash.    The Bank of New York will convert any cash dividend or other cash distribution we pay on the shares in pounds sterling as promptly as practicable into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States, and distribute the amounts received to the holders of the ADRs. If that is not possible, or if any approval from any government is needed and cannot be obtained, the agreement allows The Bank of New York to distribute the pounds sterling only to those ADR holders for whom, in its discretion, it is permissible to do so. The Bank of New York will not be able to effect such distribution if foreign exchange controls prevent it from doing so. While we do not know of any current controls on U.S. dollars or pounds sterling, the deposit agreement provides for the possibility of future foreign exchange controls that could, if ever implemented, render The Bank of New York, as our depositary, unable to make dollar distributions. The Bank of New York will hold the pounds sterling it cannot convert for the account of the ADR holders who have not been paid. It will not invest the pounds sterling, and it will not be liable for any interest.

        Before making a distribution, The Bank of New York will deduct any withholding taxes that must be paid under applicable law. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when The Bank of New York cannot convert the pounds sterling, you may lose some or all of the value of the distribution.

        Shares.    The Bank of New York may, with our approval, and will, if we request, distribute new ADSs, in proportion to the number of shares your ADRs represent, representing any shares we distribute as a dividend or free distribution. The Bank of New York will only distribute whole ADSs. It will sell shares that would require it to issue a fractional ADS and distribute the net proceeds in the same way as it does with cash. If The Bank of New York does not distribute additional ADSs, each ADS will also represent the new shares.

        Rights to Receive Additional Shares.    If we offer holders of our ADRs any rights to subscribe for additional shares or any other rights, The Bank of New York may, after consultation with us, make these rights available to you and The Bank of New York may establish the procedure for making such rights available. The Bank of New York also has discretion under the deposit agreement to sell the rights and distribute the proceeds in the same way as it does with cash. The Bank of New York may also allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them. The Bank of New York is not responsible if it decides that it is unlawful or impractical to make a distribution of rights available to any ADR holders.

        After consultation with us, if The Bank of New York makes rights available to you, upon instruction from you, it will exercise the rights and purchase the shares on your behalf. The Bank of New York will then deposit the shares and issue ADRs to you. It will exercise rights only if you pay it the exercise price and any other fees or charges the rights require you to pay.

        A holder of ADRs may request to receive a right not made available by The Bank of New York, but The Bank of New York will only make such right available if we state, in writing, that we will permit such right to be exercised and the ADR holder executes documents specified by us.

        U.S. securities laws may restrict the sale, deposit, cancellation and transfer of the ADRs issued after exercise of rights. For example, you may not be able to trade the ADRs freely in the United States. In this case, The Bank of New York may issue the ADRs under a separate restricted deposit agreement. This agreement will contain the same provisions as the deposit agreement, except for any changes needed to put the restrictions in place.

        Other Distributions.    The Bank of New York, after consultation with us, will send to you anything else we distribute on deposited securities by any means it thinks is legal, equitable and practical, in proportion to the number of shares your ADR represents. If it cannot make the distribution in that way, The Bank of New York, after consultation with us, has a choice. It may decide to sell what we distributed and distribute the net proceeds in the same way as it does with cash. Alternatively, it may decide to hold what we distributed, in which case, ADRs will also represent the newly distributed property.

        We believe it would be illegal to make distributions to ADR holders of cash where any applicable foreign currency control would prohibit it. Similarly, share or rights distributions would be illegal if the underlying securities were not registered or being offered pursuant to an available exemption from registration requirements. A distribution would be impractical if we did not give timely or sufficient notice to The Bank of New York or if the costs of the distribution were far greater than the holders stand to receive from the distribution.

        We have no obligation under the deposit agreement to register ADRs, shares, rights or other securities under the Securities Act. We, in some cases, have no obligation under the deposit agreement to take any other action to permit the distribution of ADRs, shares, rights or anything else to ADR holders. This means you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit and Withdrawal

        The Bank of New York will issue ADRs if you or your broker deposits with the custodian shares or evidence of rights to receive shares and any additional certifications or assignments required by The Bank of New York. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or share transfer taxes or fees, The Bank of New York will register the appropriate number of ADRs in the names you request and will deliver the ADRs at its Corporate Trust Office to the persons you request.

        You may turn in your ADRs at The Bank of New York's Corporate Trust Office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or share transfer taxes or fees, The Bank of New York will deliver, at the office of the custodian, to you or upon your written order, the amount of deposited securities represented by your ADRs. Or, at your request, risk and expense, The Bank of New York will deliver the deposited securities at its Corporate Trust Office. The Bank of New York may deliver any dividends, distributions, proceeds of sale of any dividends and distributions of rights at its Corporate Trust Office.

Voting Rights

        You may instruct The Bank of New York to vote the shares underlying your ADRs. You will not be able to exercise your right to vote the shares underlying your ADRs directly unless you withdraw the underlying ordinary shares. If we do not provide timely notice to you or The Bank of New York, you may not know about the meeting far enough in advance to withdraw the shares.

        The Bank of New York will notify you of the upcoming vote and arrange to deliver voting materials to you. The materials will describe the matters subject to votes. The materials will also explain how you, if you hold ADRs as of a certain date, may instruct The Bank of New York to vote the shares or other deposited securities underlying your ADRs as you direct.

        For instructions to be valid, The Bank of New York must receive them on or before the date specified. The Bank of New York will try, as far as practical, subject to English law and the provisions of our articles of association, to vote or to have its agents vote the shares or other deposited securities as you instruct. The Bank of New York will only vote or attempt to vote as you instruct; provided, however, that if The Bank of New York does not receive your voting instructions on or before the date specified, you will be deemed to have instructed The Bank of New York to give a discretionary proxy to a person designated by us and it will give a discretionary proxy to that person to vote the deposited securities.

        We cannot assure you that you will receive the voting materials in time to ensure that you can instruct The Bank of New York to vote your shares. In addition, The Bank of New York and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

Fees and Expenses

ADR holders must pay:	For:
$5.00 (or less) per 100 ADSs	•	Each issuance of an ADS, including as a result of a distribution of shares or rights or other property
	•	Each surrender or withdrawal of an ADS, including if the deposit agreement terminates
$0.02 (or less) per ADS	•	Any cash distribution
Registration or transfer fees	•	Transfer and registration of shares on the share register of our registrar from your name to the name of The Bank of New York or its agent when you deposit or withdraw shares
Expenses of The Bank of New York	•	Conversion of pounds sterling to U.S. dollars
	•	Cable, telex and facsimile transmission expenses (if expressly provided in the deposit agreement)
Taxes and other governmental charges The Bank of New York or the custodian has to pay on any ADR or share underlying an ADR; for example, share transfer taxes, stamp duty or withholding taxes	•	As necessary
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares deposited for issuance of ADSs	•	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to the ADR holders

Payment of Taxes

        You will be responsible for any taxes or other governmental charges payable on your ADRs or on the deposited securities underlying your ADRs. The Bank of New York may refuse to transfer your ADSs or to allow you to withdraw the deposited securities underlying your ADSs until such payments are made or it may deduct the amount of taxes owed from any payments to you or withhold dividends or distributions, or may sell deposited securities to pay any taxes owed. You will remain liable if the proceeds of the sale are not enough to pay the taxes. If The Bank of New York sells deposited securities, it will, if appropriate, reduce the number of ADRs to reflect the sale and will pay to you any proceeds, or it will send to you any property remaining after it has paid the taxes or other governmental charges.

Reclassifications, Recapitalizations and Mergers

If We:		Then:
•	Change the nominal or par value of our shares	The securities received by The Bank of New York will become deposited securities. Each
•	Reclassify, split up or consolidate any of the deposited securities	ADS will automatically represent its equal share of the new deposited securities.

•	Recapitalize, reorganize, merge or sell our assets	Alternatively, The Bank of New York may, with
our approval, and will, if we ask it to, issue new
ADRs or ask you to surrender your outstanding
ADRs in exchange for new ADRs identifying
the new deposited securities.

Reports and Other Communications

        The Bank of New York will make available for inspection at its Corporate Trust Office any reports and communications, including any proxy soliciting material, received from us that are both (a) received by The Bank of New York as the holder of the deposited securities and (b) generally made available by us to the holders of ordinary shares. The Bank of New York will also mail to all record holders of ADSs, upon written request from us, any annual or quarterly reports received by The Bank of New York and notice of any action by us with respect to any cash or other distribution.

        The Bank of New York will keep transfer books with respect to the ADRs which at all reasonable times will be open for inspection by holders of ADRs, provided that such inspection will not be for the purpose of communicating with holders of ADRs in the interest of a business or object other than our business or a matter related to the ADRs.

Amendment and Termination

        The Bank of New York and we may agree to amend the deposit agreement and the ADRs for any reason without your consent. If the amendment adds or increases fees or charges, except for taxes and other governmental charges, registration fees, cable, telex or facsimile transmission costs, delivery costs or other similar expenses of The Bank of New York, or prejudices an important existing right of ADR holders, it will become effective only 90 days after The Bank of New York notifies the outstanding holders of ADRs of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADRs, to agree to the depositary amendment and to be bound by the ADRs and the agreement as amended.

        No amendment will be adopted that impairs the right to surrender an ADR and receive our ordinary shares, unless the amendment is necessary to comply with mandatory provisions of applicable law.

        The Bank of New York will terminate the agreement if we ask it to do so. The Bank of New York may also terminate the agreement if The Bank of New York has told us that it would like to resign and we have not appointed a new depositary bank within 90 days. In both cases, The Bank of New York must notify you at least 90 days before termination becomes effective.

        If, after termination, any ADRs remain outstanding, The Bank of New York and its agents will be required to do only the following under the deposit agreement:

  •
  sell rights as provided in the deposit agreement;

  •
  collect dividends and distributions on the deposited securities; and

  •
  deliver shares and other deposited securities upon cancellation of ADRs.

        One year after termination, The Bank of New York may sell any remaining deposited securities. After that, The Bank of New York will hold the money it received on the sale, as well as any other cash it is holding under the agreement, for the pro rata benefit of the ADR holders that have not surrendered their ADRs. The Bank of New York will not invest this money and has no liability for interest that may accrue on such funds.

Limitations on Obligations and Liability to ADR Holders

        The deposit agreement expressly limits our obligations and the obligations of The Bank of New York. It also limits our liability and the liability of The Bank of New York. The Bank of New York and we:

  •
  are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

  •
  are not liable for any action or non action based upon reliance upon advice or information from legal counsel, accountants, holders of an ADR or any other person believed, in good faith, to be competent to give such advice or information;

  •
  are not liable if either party is prevented or delayed by law, regulation, our memorandum and articles of Association or circumstances beyond its control from performing our obligations under the agreement;

  •
  are not liable if either party exercises or fails to exercise its discretion permitted under the agreement;

  •
  are not liable for any failure to carry out any instructions to vote any of the our ordinary shares underlying the ADRs or for the manner in which any vote is cast, so long as such action or non-action is in good faith;

  •
  may rely and will be protected in acting upon any written notice, request, direction or other document believed by either party to be genuine and to have been signed or presented by the proper parties; and

  •
  have no obligation to appear in, prosecute or defend any action, lawsuit or other proceeding related to the ADRs or the agreement on your behalf or on behalf of any other party, unless satisfactory indemnity is provided.

        In the agreement, The Bank of New York and we agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

        Before The Bank of New York will issue or register transfer of an ADR, make a distribution on an ADR, or permit withdrawal of shares, The Bank of New York may require:

  •
  payment of share transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

  •
  production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary;

  •
  compliance with regulations it may establish, from time to time, consistent with the agreement, including presentation of transfer documents; and

  •
  compliance with any laws or regulations relating to ADRs or ADSs or to the withdrawal of deposited securities.

        The Bank of New York generally may refuse to deliver, transfer or register transfers of ADRs when the transfer books of The Bank of New York are closed or, at any time, if we or The Bank of New York think it is advisable to do so.

        You have the right to cancel your ADRs and withdraw the underlying shares at any time except:

  •
  when temporary delays arise because we or The Bank of New York have closed its transfer books in connection with voting at a shareholders' meeting, or in connection with the payment of a dividend on the shares;

  •
  when you or other ADR holders seeking to withdraw shares owe money to pay fees, taxes and similar charges; or

  •
  when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of shares or other deposited securities.

        This right of withdrawal may not be limited by any other provision of the agreement.

Pre-release of ADRs

        In certain circumstances, subject to the provisions of the deposit agreement, The Bank of New York may issue ADRs before deposit of the underlying shares. This is called a pre-release of the ADR. The Bank of New York may also deliver shares upon cancellation of pre-released ADRs. The Bank of New York may do this even if the ADRs are cancelled before the pre-release transaction has been closed out. A pre-release is closed out as soon as the underlying shares are delivered to The Bank of New York. The Bank of New York may receive ADRs instead of shares to close out a pre-release. The Bank of New York may pre-release ADRs only under the following conditions:

  •
  before or at the time of the pre-release, the person to whom the pre-release is being made must represent to The Bank of New York in writing that it or its customer:

  •
  owns the shares or ADRs to be remitted;

  •
  assigns all beneficial rights, title and interest in the shares or ADRs to The Bank of New York as depositary and for the benefit of the owners; and

  •
  will not take any action with respect to the shares or ADRs that is inconsistent with the transfer of beneficial ownership (including, without the consent of The Bank of New York, disposing of such shares or ADRs) other than in satisfaction of such pre-release;

  •
  the pre-release must be fully collateralized with cash or other collateral that The Bank of New York determines, in good faith, will provide substantially similar liquidity and security; and

  •
  The Bank of New York must be able to close out the pre-release on not more than five business days' notice.

        The pre-release will be subject to whatever indemnities and credit regulations The Bank of New York considers appropriate. In addition, The Bank of New York will limit the number of ADRs that may be outstanding at any time as a result of pre-release. However, The Bank of New York may disregard the limit from time to time with prior written consent from us, if it thinks it is reasonably appropriate to do so.

Disclosure of Interests

        Each holder of ADRs agrees to be bound by our memorandum and articles of association and to provide such information as we may request in a disclosure notice. Failure of an ADR holder to provide the requested information in a timely manner may, in our discretion, result in withholding of certain rights in respect of the holders ADSs, including voting rights and rights as to dividends.

Material Contracts

        In September 2003, we entered into an agreement and plan of merger with New Focus, Inc., pursuant to which we agreed to acquire New Focus by a merger of a wholly-owned subsidiary of us with and into New Focus, with New Focus surviving as our wholly-owned subsidiary. Pursuant to the merger agreement, immediately prior to closing of the transaction, each New Focus stockholder became entitled to receive a cash distribution from New Focus in the amount of $2.19 per share of New Focus common stock held. In the merger, which was completed on March 8, 2004, each outstanding share of New Focus common stock was cancelled and converted into the right to receive 1.2015 of our ADSs, or at the election of the New Focus stockholder, the equivalent number of our ordinary shares, resulting in an issuance of an aggregate of 78,666,002 ordinary shares (in the form or ordinary shares or ADSs). We assumed outstanding options to purchase New Focus common stock, whereupon each of those options became an option to purchase a unit consisting of 1.2015 ordinary shares and $2.19 for each share of New Focus common stock subject to that option prior to the merger, on the same terms and conditions as were applicable to that option under the applicable New Focus option plan and option agreement. Pursuant to the merger agreement, two directors of New Focus, Peter Bordui and Winston Fu, joined our Board of Directors upon completion of the merger.

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

        Loan Notes:    As part of the consideration for our acquisition of the Nortel Networks businesses, we issued a secured note, in the amount of $30 million, and an unsecured note, in the amount of $20 million, to affiliates of Nortel Networks. These notes are guaranteed by a charge over the assets of our principal subsidiaries.

        The secured note bears interest at the rate of 7% per year, which will increase by 0.25% per quarter beginning three months after issue, to a maximum of 10% per year, and will be payable in full on the third anniversary of completion, or November 8, 2005. Our obligations under this note are secured by certain collateral, including the assets of the acquired Nortel Networks businesses (other than inventory) and certain of our capital equipment. The notes must be repaid, in whole or part, at earlier times if certain events take place. In the event of an equity issue or equity-linked financing, we will have to prepay the secured note as follows: 50% of the net proceeds on the first $50 million raised and 40% of the amount by which net proceeds exceed $50 million. In the event of an equity issue or equity-linked financing, we will also have to prepay the unsecured note to the extent that the net proceeds exceed $100 million. If we sell any of the collateral that secures the secured loan note, we will be required to prepay the note to the extent that net proceeds of that sale exceed $30 million. If we experience a change in control, or default on any of our material debt obligations, we are required to prepay both the unsecured and secured note in full. The unsecured note bears interest at the rate of 4% per year and is payable in full on the fifth anniversary of completion, or November 8, 2007. This note must also be repaid, in part or in full, upon the occurrence of the events described above.

        In the event that Nortel Networks Limited's purchases of optical components from us pursuant to the Supply Agreement exceed a predetermined target amount in any quarter (initially $32 million for the first four quarters from completion and $37 million for the fifth quarter) then Nortel Networks will have the option to make payment of up to 30% of any amounts it owes for such purchases in excess of the applicable target amount by surrendering an equal amount in nominal value of the secured loan notes and, if the secured note is no longer outstanding, Nortel Networks has the option to make payment of up to 30% of any amounts it owes for purchases in excess of $45 million by surrendering an equal amount in nominal value of the unsecured note for the five quarters following completion.

        In connection with the acquisition of the optical components business of Marconi Optical Components Limited in February 2002, we entered into a non-exclusive supply agreement with Marconi Communications, Inc., a wholly-owned subsidiary of Marconi plc, under which Marconi Communications will, subject to certain performance and capacity terms, purchase a minimum of £30 million ($48.3 million) of components from us over an 18-month period, originally to expire on August 1, 2003, for incorporation into certain Marconi products. In January 2003, we and Marconi Communications amended the Supply Agreement to extend its term to December 31, 2003, and to adjust the timing of the minimum purchase commitments for 2003. The agreement was further amended in December 2003 to extend the term to June 30, 2004, and to adjust the timing of the minimum purchase commitments. There has been no change to the total minimum purchase commitment under the agreement. The agreement can be terminated by either party for material breach of the agreement, following a 30 day cure period. The minimum purchase commitment is preserved where termination follows a material breach by Marconi Communications. The agreement can also be terminated upon the bankruptcy or insolvency of either party. The agreement is governed by the laws of England.

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

Taxation

        The following discussion summarizes the material U.S. federal income tax consequences and U.K. tax consequences of the acquisition, ownership and disposition of our ordinary shares, including shares represented by ADSs evidenced by ADRs. This summary applies to you only if you are a beneficial owner of ordinary shares or ADSs and you are for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States or any state thereof or the District of Columbia;

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

  •
  upon the United Kingdom—United States Income Tax Convention that entered into force on April 25, 1980 (the 1980 Treaty), the new income tax treaty that entered into force on March 31, 2003 (the New Treaty), and the United Kingdom—United States Convention relating to estate and gift taxes (the Estate Tax Treaty) as in effect on the date of this Form 20-F; and

  •
  in part upon representations of The Bank of New York, as depositary,

and assumes that each obligation provided for in or otherwise contemplated by the deposit agreement and any related agreement will be performed in accordance with its respective terms.

        The following summary is of a general nature and does not address all of the tax consequences that may be relevant to you in light of your particular situation. For example, this summary does not apply to U.S. expatriates, insurance companies, regulated investment companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities dealers, persons who are owners of an interest in a partnership or other pass-through entity that is a holder of ADSs or ordinary shares, holders who hold ADSs or ordinary shares as part of hedging, straddle or conversion transactions or holders who own directly, indirectly or by attribution, 10% or more of the voting power of our issued share capital and holders whose functional currency for U.S. tax purposes is not the U.S. dollar. The following summary also does not discuss the tax consequences of the exchange or other disposition of foreign currency in connection with the purchase or disposition of our ordinary shares. In addition, the following summary of U.K. tax considerations does not, except where indicated otherwise, apply to you if:

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

        You should consult your own tax advisers as to the particular tax consequences to you under U.K., U.S. federal, state and local and other foreign laws, of the acquisition, ownership and disposition of ADSs or ordinary shares. For U.S. federal income tax purposes, holders of ADSs will be treated as owners of the underlying ordinary shares attributable thereto and the discussion of U.S. federal income tax consequences to holders of ordinary shares applies as well to holders of ADSs.

United Kingdom Tax Consequences

        United Kingdom taxation of dividends and distributions.    Under current U.K. taxation legislation, no tax will be withheld by us from cash dividend payments.

        U.S. holders of ordinary shares or ADSs will not receive any payment from the U.K. Inland Revenue in respect of any tax credit on dividends paid by us. This is because the Treaty provides for a notional U.K. withholding tax, at a maximum rate of 15%, which exceeds the tax credit of 10% of the gross amount of the dividend (being the cash dividend we have paid plus the tax credit) to which an individual resident (for tax purposes) in the U.K. would have been entitled had he received the dividend.

        United Kingdom taxation of capital gains.    You will not ordinarily be liable for U.K. tax on capital gains realized on the disposal of ordinary shares or ADSs, unless, at the time of the disposal, you carry on a trade, including a profession or vocation, in the U.K. through a branch or agency (if you are an individual) or permanent establishment (if you are a corporation) and those ordinary shares or ADSs are, or have been, used, held or acquired for the purposes of that trade or branch or agency or permanent establishment (as the case may be).

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

        An ordinary share or ADS held by an individual whose domicile is determined to be the United States for the purposes of the Estate Tax Treaty, and who is not a national of the U.K., will not be subject to U.K. inheritance tax on the individual's death or on a lifetime gift, including a transfer at less than full market value, of the ordinary share or ADS except where:

  •
  the ordinary share or ADS is part of the business property of a U.K. permanent establishment of an enterprise;

  •
  the ordinary share or ADS pertains to a U.K. fixed base of an individual used for the performance of independent personal services; or

  •
  any applicable U.S. federal gift or estate tax liability has not been paid.

        The Estate Tax Treaty generally provides a credit against U.S. federal tax liability for the amount of any tax paid in the U.K. in a case where the ordinary share or ADS is subject both to U.K. inheritance tax and to U.S. federal estate or gift tax.

        United Kingdom stamp duty and stamp duty reserve tax (SDRT).    U.K. stamp duty will (subject to specific exceptions) be payable at the rate of 1.5% (rounded up to the nearest £5) on any instrument pursuant to which ordinary shares are transferred:

  •
  to, or to a nominee or agent for, a person whose business is or includes the provision of clearance services; or

  •
  to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts. This would include transfers of ordinary shares in registered form to the Bank of New York, as depositary, for deposits under the ADR deposit agreement.

        Where consideration is paid for the transfer of ordinary shares to the issuer of depositary receipts (or nominee or agent therefor) or to the person whose business is or includes the provision of clearance services (or nominee or agent therefor), this 1.5% charge is applied to the value of the consideration paid. In any other case, the charge is applied to the value of the ordinary shares transferred.

        No U.K. stamp duty will be payable on any transfer of a Bookham ADS, provided that any instrument of transfer is not executed in the U.K. and remains at all times outside the U.K. and does not relate to any matter or thing done or to be done in the U.K.

        SDRT, at the rate of 1.5% of the value of the Bookham ordinary shares (or 1.5% of the consideration paid, if any), could (subject to specific exemptions) also be payable on the transfer or issue of shares to such a person, but no SDRT will be payable if stamp duty equal to that SDRT liability is paid. In circumstances where stamp duty is not payable on the transfer of ordinary shares to, or to a nominee or agent for, such person (including, for example, the Bank of New York, as depositary), such as where there is no chargeable instrument, SDRT will be payable at the rate of 1.5%. In accordance with the terms of the ADR Deposit Agreement, any tax or duty payable by the Bank of New York, as depositary, on any such transfers of ordinary shares in registered form will be charged by the Bank of New York, as depositary, to the party to whom ADRs are delivered against such transfers.

        An agreement to transfer an ADS will not normally give rise to SDRT.

        Subject to some exceptions, a transfer on sale of ordinary shares in registered form will attract ad valorem U.K. stamp duty at the rate of 0.5% (rounded up to the nearest £5) of the dutiable consideration given, usually the cash consideration for the transfer. Generally, ad valorem stamp duty applies neither to gifts nor on a transfer from a nominee to the beneficial owner, although in cases of transfers where there is a transfer otherwise than on sale, a fixed U.K. stamp duty of £5 may be payable. The purchaser or transferee of shares usually pays stamp duty.

        SDRT at a rate of 0.5% of the amount or value of the consideration for the transfer may be payable on an unconditional agreement to transfer ordinary shares. If, within six years of the date of an unconditional agreement to transfer shares, an instrument transferring the shares is executed and duly stamped, any SDRT paid may be repaid or, if it has not been paid the liability to pay such tax, but not necessarily interest and penalties, would be cancelled. SDRT is chargeable whether the agreement is made or effected in the U.K. or elsewhere and whether or not any party is resident or situated in any part of the U.K. The purchaser or transferee of shares usually pays SDRT.

United States Federal Income Tax Consequences

        Taxation of dividends.    Subject to the discussion below under "Passive foreign investment company considerations," the gross amount of a cash distribution (including the amount of foreign taxes, if any, withheld therefrom) paid on an ordinary share or ADS will be a dividend for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). To the extent that a distribution exceeds our earnings and profits, it will be treated as a non-taxable return of capital to the extent of your adjusted basis in such shares and thereafter as a capital gain. Dividends paid by us generally will be treated as foreign source income and will not be eligible for the dividends-received deduction generally allowed to corporate shareholders under the U.S. federal income tax law.

        The amount of any cash distribution that you must include in income will equal the fair market value in U.S. dollars of the pounds sterling or other foreign currency received on the date received by you in the case of ordinary shares, or by The Bank of New York, as depositary, in the case of ADSs, based on the spot exchange rate on such date, whether or not the payment is converted into U.S. dollars at that time. You will have a basis in any pounds sterling or other foreign currency distributed equal to such U.S. dollar amount. Any gain or loss recognized upon a subsequent disposition of the pounds sterling or other foreign currency will generally be U.S. source ordinary income or loss.

        Dividend income is generally taxed as ordinary income. However, as a result of recent United States tax legislation, a maximum United States federal income tax rate of 15% will apply to "qualified dividend income" received by individuals (as well as certain trusts and estates) in taxable years beginning after December 31, 2002, and before January 1, 2009, provided that certain holding period requirements are met. "Qualified dividend income" includes dividends paid on shares of United States corporations as well as dividends paid on shares of "qualified foreign corporations," including shares of a foreign corporation which are readily tradable on an established securities market in the United States. Since our ADSs are readily tradable on the NASDAQ National Market, we believe that dividends paid by us with respect to our ordinary shares should constitute "qualified dividend income" for United States federal income tax purposes, provided that the holding period requirements are satisfied and none of the other special exceptions applies.

        The amount of foreign income taxes that may be claimed as a credit against United States federal income tax in any year is subject to certain complex limitations and restrictions, which must be determined on an individual basis by each U.S. holder. The limitations include, among others, rules that may limit foreign tax credits allowable with respect to specific classes of income to the United States federal income taxes otherwise payable with respect to each such class of income. Dividends paid by us generally will be foreign source "passive income" or "financial services income" for United States foreign tax credit purposes.

        We do not currently intend to pay dividends. If we do pay a dividend, you are urged to consult your tax advisers as to the application of the 1980 Treaty, the New Treaty and the Jobs and Growth Tax Relief Reconciliation Act of 2003.

        Taxation of capital gains.    Upon the sale, exchange or other disposition of an ordinary share or ADS, you generally will recognize a gain or a loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized (determined in U.S. dollars) and your adjusted tax basis in the ordinary share or ADS. Subject to the discussion below under "Passive foreign investment company considerations", such gain or loss will generally be a capital gain or loss and will generally be treated as U.S. source gain or loss. Such capital gain or loss will be long-term capital gain or loss if you have held the ordinary share or ADS for more than one year at the time of the disposition. If you are an individual, trust or estate, long-term capital gain realized upon a disposition of an ordinary share or ADS after May 5, 2003 and before the end of a taxable year which begins before January 1, 2009, generally will be subject to a maximum U.S. federal income tax rate of 15%. If you have held the ordinary share or ADS for one year or less, any such gain will be treated as short-term capital gain, taxed as ordinary income at your marginal income tax rate. Capital losses may only be used to offset capital gains, except that U.S. individuals may deduct up to $3,000 of net capital losses against ordinary income. You should consult your own tax advisers regarding the availability of this offset.

        The surrender of ADSs in exchange for ordinary shares and the surrender of ordinary shares in exchange for ADSs will not be a taxable event for U.S. federal income tax purposes. Accordingly, you will not recognize any gain or loss upon such surrender.

        Passive foreign investment company considerations.    A company's status as a passive foreign investment company (a PFIC) for U.S. federal income tax purposes is a factual determination made on a year to year basis. We cannot determine our status as a PFIC for our current taxable year or for future taxable years until the close of the applicable tax year. We will be a PFIC if either:

  •
  75% or more of our gross income in a taxable year is "passive income", which includes dividends, interest, royalties, rents, annuities, and some types of gains; or

  •
  the average percentage of the value of our assets that produce or are held for the production of passive income is at least 50%. The U.S. Internal Revenue Service has indicated that cash balances, even if held as working capital, are considered to be assets that produce passive income.

        The application of the gross income test in our particular circumstances is uncertain and could result in our classification as a PFIC even in a year in which we have substantial gross revenues from product sales. In addition, the proportion of our cash balances compared to the value of our other assets may in the future lead to us being a PFIC. We intend to use reasonable efforts to avoid PFIC status, but can give no assurance that we will be successful. If we determine that we are a PFIC, we will take reasonable steps to notify you.

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

        United States information reporting and backup withholding.    Dividend payments with respect to ordinary shares or ADSs and proceeds from the sale, exchange or other disposition of ordinary shares or ADSs may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding (currently at a 28% rate). Backup withholding will generally not apply to a holder, however, if such holder furnishes a correct taxpayer identification number and makes any other required certification or if such holder is otherwise exempt from backup withholding. To establish its exempt status, a holder generally must provide its taxpayer identification number and required certifications on U.S. Internal Revenue Service Form W-9.

        Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder's U.S. federal income tax liability, and such holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information.

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

PART II

Item 13: Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

Material modifications to the rights of security holders

        None.

Use of proceeds

        Not applicable.

Item 15: Controls and Procedures

        Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2003. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2003, our disclosure controls and procedures were (1) designed to ensure that material information relating to Bookham Technology, including our consolidated subsidiaries, is made known to our chief executive officer and chief financial officer by others within those entities, particularly during the period in which this report was being prepared and (2) effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

        No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal quarter ended December 31, 2003, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 16A: Audit Committee Financial Expert

        Our Board of Directors has determined that Bookham Technology has at least one audit committee financial expert, Lori Holland, serving on its Audit Committee.

Item 16B: Code of Ethics

        We have adopted a written code of ethics that applies to all of our employees, including our principal executive officer, principal financial officer and principal accounting officer.

        You may request a copy of our code of ethics, at no cost, upon oral or written request to:

      Bookham Technology plc
      90 Milton Park
      Abingdon, Oxfordshire OX14 4RY
      United Kingdom
      Attention: Company Secretary
      Telephone: (011) (44) 1235 837 000

Item 16C: Principal Accountant Fees and Services

        During each of the last two fiscal years, Ernst & Young LLP has acted as our independent auditors.

Audit Fees

        Ernst & Young LLP billed us approximately £0.7 million ($1.3 million) for audit services for fiscal 2003, including fees associated with the annual audit, consultations on various accounting issues and performance of local statutory audits. Ernst & Young LLP billed us approximately £0.5 million ($0.8 million) for audit services for fiscal 2002.

Audit-Related Fees

        Ernst & Young LLP billed us approximately £0.7 million ($1.2 million) for audit-related services for fiscal 2003. Audit-related services principally include due diligence examinations, as well as acting as reporting accountants under U.K. Listing Authority regulations and related SEC regulations and a review of our information technology security environment. Ernst & Young LLP billed us approximately £1.0 million ($1.8 million) for audit-related services for fiscal 2002.

Tax Fees

        Ernst & Young LLP billed us approximately £0.1 million ($0.2 million) for tax advice, including fees associated with tax compliance services, tax planning services and other tax consulting services for fiscal 2003. Ernst & Young LLP did not bill us for tax advice in fiscal 2002.

All Other Fees

        Ernst & Young LLP did not bill us for services other than Audit Fees, Audit-Related Fees and Tax Fees described above for fiscal 2003 or fiscal 2002.

Pre-Approval Policies and Procedures

        Prior to the engagement of Ernst & Young each year as auditor, the engagement as auditor is approved by the Audit Committee of our board of directors and by vote of our shareholders at our Annual General Meeting of Shareholders. Our Audit Committee has also adopted its own rules of procedure. Our Audit Committee's rules of procedure provide for a process with respect to the prior approval of all services, including non-audit services, to be performed by our independent auditors. In fiscal 2003, our Audit Committee pre-approved all of the services provided by Ernst & Young LLP.

Item 16D: Exemptions from the Listing Standards for Audit Committees

        Not applicable.

Item 16E: Purchases of Equity Securities by The Issuer and Affiliated Purchasers

        Not applicable.

Item 17: Financial Statements

        Not applicable.

Item 18: Financial Statements

        The following financial statements, together with the reports of our independent auditors and independent accountants thereon, are filed as part of this Form 20-F. Any significant changes in our business or operations since December 31, 2003, are reported in note 29 of Notes to the Financial Statements.

Index to consolidated financial statements	F-1
Report of independent auditors	F-2
Consolidated profit and loss account for the years ended 31 December 2001, 2002 and 2003	F-3
Consolidated statement of total recognised gains and losses for the years ended 31 December 2001, 2002 and 2003	F-4
Consolidated balance sheet as of 31 December 2002 and 2003	F-5
Consolidated cash flow statement for the years ended 31 December 2001, 2002 and 2003	F-6
Notes to the financial statements	F-8

Item 19: Exhibits

Exhibit Number	Description of Exhibit
1.1	Memorandum of Association of Bookham Technology plc (previously filed as Exhibit 3.1 to Registration Statement on Form F-1, as amended (file no. 333-11698) dated April 11, 2000, and incorporated herein by reference).
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
4.1
Agreement and Plan of Merger, dated September 21, 2003, by and among Bookham Technology plc, Budapest Acquisition Corp. and New Focus, Inc. (previously filed as Appendix A to Registration Statement on Form F-4, as amended (file no. 333-109904) dated February 2, 2004, and incorporated herein by reference).
4.2
Acquisition Agreement dated as of October 7, 2002, between Nortel Networks Corporation and Bookham Technology plc (previously filed as Exhibit 1 to Schedule 13D filed by Nortel Networks Corporation on October 17, 2002, and incorporated herein by reference).
4.3*
Letter Agreement dated November 8, 2002, between Nortel Networks Corporation and Bookham Technology plc amending the Acquisition Agreement referred to in Exhibit 4.2 (previously filed as Exhibit 4.2 to Amendment No. 2 to Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference).
4.4*
Optical Components Supply Agreement, dated November 8, 2002, by and between Nortel Networks Limited and Bookham Technology plc (previously filed as Exhibit 4.3 to Amendment No. 1 to Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference).
4.5
Relationship Deed dated November 8, 2002, between Nortel Networks Corporation and Bookham Technology plc (previously filed as Exhibit 4.4 to Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference).
4.6
Registration Rights Agreement dated as of November 8, 2002, among Nortel Networks Corporation, the Nortel Subsidiaries listed on the signature pages and Bookham Technology plc (previously filed as Exhibit 4.5 to Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference).
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
4.9
Agreement relating to the Sale and Purchase of the Business of Marconi Optical Components Limited, dated December 17, 2001, among Bookham Technology plc, Marconi Optical Components Limited and Marconi Corporation plc (previously filed as Exhibit 4.1 to Annual Report on Form 20-F for the year ended December 31, 2001, and incorporated herein by reference).
4.10
Supplemental Agreement to the Agreement relating to the Sale and Purchase of the Business of Marconi Optical Components Limited, dated January 31, 2002, among Bookham Technology plc, Marconi Optical Components Limited and Marconi Corporation plc (previously filed as Exhibit 4.2 to Annual Report on Form 20-F for the year ended December 31, 2001, and incorporated herein by reference).
4.11*
Global Procurement Agreement dated February 1, 2001, between Marconi Communications, Inc. and Bookham Technology plc (previously filed as Exhibit 4.3 to Annual Report on Form 20-F for the year ended December 31, 2001, and incorporated herein by reference).
4.12*
Letter Agreement dated January 10, 2003, between Marconi Communications, Inc. and Bookham Technology plc amending the Global Procurement Agreement referred to in Exhibit 4.11 (previously filed as Exhibit 4.11 to Amendment No. 1 to Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference).
4.13**	Letter Agreement dated December 17, 2003, between Marconi Communications, Inc. and Bookham Technology plc amending the Global Procurement Agreement referred to in Exhibit 4.11.
4.14
Service Agreement dated July 23, 2001, between Bookham Technology plc and Andrew G. Rickman (previously filed as Exhibit 4.4 to Annual Report on Form 20-F for the year ended December 31, 2001, and incorporated herein by reference).
4.15
Service Agreement dated July 23, 2001, between Bookham Technology plc and Giorgio Anania (previously filed as Exhibit 4.5 to Annual Report on Form 20-F for the year ended December 31, 2001, and incorporated herein by reference).
4.16
Lease dated May 21, 1997, between Bookham Technology plc and Landsdown Estates Group Limited, with respect to 90 Milton Park, Abingdon, England (previously filed as Exhibit 10.1 to Registration Statement on Form F-1, as amended (file no. 333-11698) dated April 11, 2000, and incorporated herein by reference).
4.17	Bonus Scheme 2002 (previously filed as Exhibit 4.12 to Annual Report on Form 20-F for the year ended December 31, 2001, and incorporated herein by reference).
4.18	2001 Approved Employee Share Option Scheme.
4.19	2001 Approved Sharesave Scheme.
4.20	1998 Employee Share Option Scheme.
4.21	1995 Employee Share Option Scheme.
4.22	Employee Stock Purchase Plan.
4.23	Director's Fee Agreement dated as of August 1, 2002, between Bookham Technology plc and Lori Holland.

4.24	Chairman's Fee Agreement dated as of January 1, 2004, between Bookham Technology plc and Andrew Rickman.
8.1	List of Bookham Technology plc subsidiaries.
10.1	Consent of Ernst & Young LLP.
12.1	Rule 13a-14(a)/15(d)-14(a) Certification of Chief Executive Officer.
12.2	Rule 13a-14(a)/15(d)-14(a) Certification of Chief Financial Officer.
13.1	Section 1350 Certification of Chief Executive Officer.
13.2	Section 1350 Certification of Chief Financial Officer.

*
Confidential treatment granted as to certain portions, which portions have been omitted and filed separately with the Commission.

**
Confidential treatment requested as to certain portions, which portions have been omitted and filed separately with the Commission.

SIGNATURES

        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

BOOKHAM TECHNOLOGY PLC

	By:	/s/ GIORGIO ANANIA Giorgio Anania Chief Executive Officer
Date: April 8, 2004

BOOKHAM TECHNOLOGY PLC
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of Bookham Technology plc

        We have audited the accompanying consolidated balance sheet of Bookham Technology plc at 31 December 2003 and 2002, and the related consolidated profit and loss account and consolidated statements of cash flows and total recognised gains and losses for each of the three years in the period ended 31 December 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United Kingdom and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bookham Technology plc at 31 December 2003 and 2002, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended 31 December 2003, in conformity with accounting principles generally accepted in the United Kingdom, which differ in certain respects from those in the United States of America (see Note 30 of Notes to the Financial Statements).

ERNST & YOUNG LLP
READING, ENGLAND 6 APRIL, 2004

BOOKHAM TECHNOLOGY PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31 December

	Note	Before Exceptional Items 2003	Exceptional Items (Note 3) 2003	2003	2002	2001
		£000	£000	£000	£000	£000
Turnover
Continuing operations:
Ongoing		86,997	—	86,997	34,603	21,921
Acquisitions: Cierra		1,837	—	1,837	—	—
Ignis		310	—	310	—	—

Group turnover	1, 2	89,144	—	89,144	34,603	21,921
Cost of sales		(96,216)	(12,951)	(109,167)	(74,202)	(47,534)

Gross loss		(7,072)	(12,951)	(20,023)	(39,599)	(25,613)
Administrative expenses
Research and development		(30,714)	(5,030)	(35,744)	(39,771)	(77,609)
National insurance on share options		—	—	—	—	782
Selling, general and administration expenses		(30,305)	(1,160)	(31,465)	(21,131)	(21,274)
Other		—	—	—	(6,375)	(527)

		(61,019)	(6,190)	(67,209)	(67,277)	(98,628)
Other operating income	6	20	—	20	175	76

Operating loss
Continuing operations:
Ongoing		(65,885)	(19,141)	(85,026)	(106,632)	(99,015)
Acquisitions (Cierra)	19	(453)	—	(453)	—	—
(Ignis)	19	(1,733)	—	(1,733)	—	—
Discontinued operations	19	—	—	—	(69)	(25,150)

Group operating loss	2	(68,071)	(19,141)	(87,212)	(106,701)	(124,165)
Profit on sale of fixed assets (continuing operations)		—	1,866	1,866	—	—
Interest receivable	7	5,783	—	5,783	5,795	11,405
Interest payable	8	(1,928)	—	(1,928)	(454)	(478)

Loss on ordinary activities before taxation	3	(64,216)	(17,275)	(81,491)	(101,360)	(113,238)
Tax on loss on ordinary activities	9	(171)	2,268	2,097	—	—

Loss on ordinary activities after taxation(1)		(64,387)	(15,007)	(79,394)	(101,360)	(113,238)

Loss per ordinary share (basic and diluted) (£)	10	(0.31)	(0.07)	(0.38)	(0.67)	(0.88)

(1)
Loss on ordinary activities after taxation adjusted for the effects of the significant differences between UK GAAP and US GAAP is set forth in Note 30 of the notes to the financial statements.

The accompanying notes form an integral part of these Consolidated Financial Statements.

BOOKHAM TECHNOLOGY PLC

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

for the year ended 31 December

	Note	2003	2002	2001
			£000	£000
Loss for the financial year	21	(79,394)	(101,360)	(113,238)
Exchange difference on translation of subsidiaries		802	44	1

Total losses recognised in the year(1)		(78,592)	(101,316)	(113,237)

(1)
Total losses recognised in the year adjusted for the effects of the significant differences between UK GAAP and US GAAP are set forth in Note 30 of the notes to the financial statements.

The accompanying notes form an integral part of these Consolidated Financial Statements.

BOOKHAM TECHNOLOGY PLC

CONSOLIDATED BALANCE SHEET

as at 31 December

	Note	2003	2002
		£000	£000
Fixed Assets
Intangible assets	11	35,990	42,553
Tangible assets	12	53,490	51,442

		89,480	93,995
Current Assets
Stocks	13	24,931	23,679
Debtors	14	22,299	21,405
Cash at bank and in hand		38,955	105,418

		86,185	150,502
Creditors: amounts falling due within one year	15	(20,701)	(29,302)

Net current assets		65,484	121,200
Total assets less current liabilities		154,964	215,195
Creditors: amounts falling due after more than one year	16	(28,372)	(31,329)
Provisions for liabilities and charges	17	(10,054)	(3,428)

Net Assets		116,538	180,438

Capital and reserves
Called-up share capital	20,21	723	683
Share premium account	21	407,190	404,187
Other reserves	21	22,389	10,740
Profit and loss account	21	(313,764)	(235,172)

Equity shareholders' funds(1)	21	116,538	180,438

(1)
Shareholders' funds adjusted for the effects of the significant differences between UK GAAP and US GAAP are set forth in Note 30 of the notes to the financial statements.

The accompanying notes form an integral part of these Consolidated Financial Statements.

BOOKHAM TECHNOLOGY PLC

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31 December

	Note	2003	2002	2001
		£000	£000	£000
Net cash outflow from operating activities	24	(59,407)	(61,684)	(44,385)
Return on investments and servicing of finance:
Interest received		2,242	5,776	11,405
Interest paid		(1,909)	(391)	(4)
Interest element of finance lease rentals		(7)	(43)	(301)

		326	5,342	11,100

Taxation		(171)	—	—
Capital expenditure and financial investment
Purchase of intangible fixed assets		—	(95)	(1,812)
Purchase of tangible fixed assets		(11,699)	(10,102)	(39,896)
Proceeds on disposal of tangible fixed assets		4,332	44	96

		(7,367)	(10,153)	(41,612)

Acquisitions and disposals
Net overdrafts overdraft disposed of with subsidiary undertaking		—	(69)	—
Cost associated with acquisitions completed in the year		(328)	—	—
Cost associated with the acquisition completed post year end		(1,582)	—	—
Cost associated with acquisitions		(1,910)	—	—
Purchase of subsidiary undertakings		—	(12,060)	(6,796)

Net cash outflow before financing		(66,579)	(78,624)	(81,693)
Management of liquid resources
Reduction of short-term investments		—	—	1,525
Financing
Issue of ordinary share capital and warrants	21	832	125	1,256
Capital element of loan repayments		(30)	—	—
Capital element of finance lease rental payments	24	(138)	(897)	(1,357)

		664	(772)	(101)

Decrease in cash	24	(65,915)	(79,396)	(80,269)

Reconciliation of net cash flow to movement in net funds
Decrease in cash in the year	24	(65,915)	(79,396)	(80,269)
Cash outflow from finance lease repayments	24	138	897	1,357
Cash inflow from decrease in liquid resources		—	—	(1,525)
Cash outflow from loan repayments		30	—	—

Decrease in net funds resulting from cash flows	24	(65,747)	(78,499)	(80,437)
Exchange difference		2,417	—	—
Finance leases arising on acquisition		(380)	—	—
Loans arising on acquisition		—	(31,359)	—

Decrease in net funds in the year	24	(63,710)	(109,858)	(80,437)
Net funds at beginning of the year	24	74,059	183,917	264,354

Net funds at end of the year(1)	24	10,349	74,059	183,917

Major non-cash transactions

  a)
  During 2003, the Group finalized the provisional fair value exercise relating to the NNOC acquisition in November 2002. This resulted in an adjustment to the original fair values assigned to the net assets, including an increase in inventory of £12,776,000. The difference resulting from the review of £11,941,000 has been taken as an adjustment to goodwill on acquisition (see note 19).

  b)
  On 4 July the Group acquired the trade and assets of Cierra Photonics for a consideration of £3,020,000 satisfied by the issue of 3,071,484 ordinary shares (see note 20).

  c)
  On 6 October the Group issued 8,020,816 ordinary shares to acquire Ignis Optics, Inc. for a consideration of £11,168,000 (see note 20).

  d)
  The income tax credit on research and development of £2,268,000 was received in 2002.

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

        The business of Cierra Photonics ("Cierra") and Ignis Optics, Inc. ("Ignis") have been included in the Group accounts using the acquisition method of accounting. Accordingly, the Group profit and loss account and statement of cash flows include the results and cash flows of Cierra for the six-month period from its acquisition on 4 July 2003 and Ignis for the three-month period from its acquisition on 6 October 2003.

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

(5) Goodwill

        Goodwill is calculated as the surplus of cost over fair value attributed to the net assets (excluding goodwill) of subsidiaries. Goodwill is amortized on a straight-line basis over its estimated useful life of five to ten years:

NNOC	Ten years
Ignis	Five years
Cierra	Five years

        Goodwill is reviewed for impairment at the end of the first full fiscal year following acquisition and in other periods if events or changes in circumstances indicate that the carrying value may not be recoverable.

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

        Intangible fixed assets are stated at cost less amortisation. They consist of patent licence fees payable to third parties and patents acquired from third parties. Amortisation is provided by the Group to write-off the cost of intangible fixed assets on a straight-line basis over their estimated useful economic lives of five to six years.

        Intangible fixed assets are reviewed for impairment at the end of the first full fiscal year following acquisition and in other periods if events or changes in circumstances indicate that the carrying value may not be recoverable.

(7) Tangible fixed assets and depreciation

        Tangible fixed assets are stated at cost less depreciation. Depreciation is provided by the Group to write-off the cost of tangible fixed assets on a straight-line basis over their estimated useful economic lives as follows:

Freehold Buildings	Five years
Plant and machinery	Three to five years
Fixtures, fittings and equipment	Three to five years
Computer equipment	Three years

        No depreciation is provided for land or for assets in the course of construction.

(8) Investments

        Investments in subsidiary undertakings are shown at cost less provision for any impairment in value.

(9) Stocks

        Stocks are stated at the lower of cost and net realisable value (determined on the first-in, first-out method). Cost includes all direct costs of manufacture and a proportion of manufacturing overheads.

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

(11) Foreign currency translation

        Transactions in foreign currencies are translated into reporting currencies using rates of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the exchange rate ruling at the balance sheet date. Exchange differences are addressed in the profit and loss account.

        On consolidation, the balance sheets of the Group's overseas subsidiary undertakings are translated into sterling at rates of exchange ruling at the year end. The profit and loss accounts of the Group's overseas subsidiary undertakings are translated into sterling using average rates of exchange for the year. Translation differences are taken to reserves.

(12) Deferred taxation

        Deferred tax is recognised in respect of all timing differences that have originated, but not reversed at the balance sheet date, where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more, tax, with the following exceptions:

  •
  provision is made for tax gains arising from the fair value adjustments of fixed assets, which were acquired through business acquisitions, and gains on disposal of fixed assets that have been rolled over into replacement assets, only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets and charged to tax only where the replacement assets are sold;

  •
  provision is made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries, associates and joint ventures only to the extent that, at the balance sheet date, dividends have been accrued as receivable; and

  •
  deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

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

        In addition, the Group operates a defined benefit pension scheme for employees of the Swiss operation, which requires contribution to be made to separate administered funds. Contributions to these funds are charged in the profit and loss account so as to spread the cost of pension over the employees' working lives within the Group. The regular cost is attributed to individual years using the projected unit method. Variations in pension cost, which are identified as a result of actuarial valuations, are amortised over the average expected remaining working lives of employees in proportion to their expected payroll costs. Differences between the amounts funded and the amounts charged in the profit and loss account are treated as either provisions or prepayments in the balance sheet.

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

(16) Hedges

        The Group's policy is to hedge currency exposures and currency exposures on future committed sales.

        Gains and losses on instruments used for hedging are not recognized until the exposure that is being hedged is itself recognized.

2 Segmental analysis

        Turnover represents the amounts derived from the provision of goods and services that fall within the ordinary activities of the business, stated net of value added tax or similar taxes. The Group has one class of business: the design, development, manufacture and marketing of fibre optic components. It generates sales in four major geographic markets: the United Kingdom, North America, Europe (excluding UK) and Asia.

        Turnover, loss before taxation and net assets are analysed below by geographical area:

Turnover

	2003	2002	2001
	£000	£000	£000
Sales to third parties by destination:
United Kingdom	15,520	21,273	13,306
North America	55,920	10,613	3,095
Europe (excluding the UK)	8,067	2,373	375
Asia	9,138	319	3,862
Rest of the World	499	25	1,283

	89,144	34,603	21,921

	2003	2002	2001
	£000	£000	£000
Sales to third parties by origin:
United Kingdom	87,087	34,577	21,921
North America	1,433	2	—
Europe (excluding the UK)	624	24	—

	89,144	34,603	21,921

Profit/(loss) before taxation

	2003	2002	2001
	£000	£000	£000
Continuing operations
United Kingdom	(75,098)	(103,764)	(124,170)
North America	(4,084)	(1,832)	—
Europe (excluding the UK)	(6,119)	(1,049)	—
Rest of the World	5	13	5

	(85,346)	(106,632)	(124,165)
Discontinued operations
North America	—	(69)	—

	(85,346)	(106,701)	(124,165)
Net interest	3,855	5,341	10,927

Loss on ordinary activities before taxation	(81,491)	(101,360)	(113,238)

Net assets

	2003	2002
	£000	£000
Continuing operations
United Kingdom	126,410	183,617
North America	(5,570)	(2,099)
Europe (excluding the UK)	(4,381)	(1,153)
Rest of the World	79	73

Total Net Assets	116,538	180,438

3 Loss on ordinary activities before taxation

        This is stated after charging/(crediting):

	2003	2002	2001
	£000	£000	£000
Auditors' remuneration:
Audit*	720	452	139
Further assurance services	—	—	—
Tax services	113	107	91
Amortisation:
Goodwill	2,688	442	1,679
Patents, licences and other	1,612	894	1,147
Depreciation:
Owned assets	8,771	8,261	7,137
Assets held under finance leases	416	1,031	1,224
Loss/(gain) on disposal of fixed assets	—	(44)	(8)
Loss/(gain) on foreign exchange	2,709	(500)	194
Amounts payable under operating leases:
Hire of plant and machinery	362	665	166
Land and buildings	3,393	2,770	1,153

Exceptional items:
Impairment of intangible fixed assets	—	1,005	22,396
Impairment of tangible fixed assets	2,318	27,052	32,597
Other closure costs	4,087	980	4,653
Gain on disposal of fixed assets	(1,866)	—	—
Voluntary severance costs	12,736	2,499	3,190
Restructuring costs	—	5,127	—
Tax credit for research and development	(2,268)	—	—

	15,007	36,663	62,836

Analyzed as:
Cost of sales	12,951	21,549	17,358
Research and development expenses	5,030	6,244	39,473
Selling, general and administrative expenses	1,160	3,744	6,005
Other operating expenses	—	5,126	—
Profit on sales of fixed assets	(1,866)	—	—
Tax on loss on ordinary activities	(2,268)	—	—

Total exceptional items	15,007	36,663	62,836

*
In addition, during 2003, the Auditors received £900,000 for services in connection with due diligence and reporting accountant responsibilities relating to the acquisition of New Focus (completed March 2004), £665,000 of which was incurred prior to the year end and held as a prepayment at the year end.

        Acquisitions during the year contributed £896,000 to cost of sales, £1,404,000 to research and developments expenses, £364,000 to selling, general and administrative expenses and nil to other operating income.

4 Staff costs

        The average number of persons employed by the Group (including executive directors) during the period, analysed by category, was as follows:

	2003	2002	2001
Administration	107	78	78
Sales	70	55	48
Research and development	344	283	266
Manufacturing	1,263	635	387

	1,784	1,051	779

	2003	2002	2001
	£000	£000	£000
The aggregate payroll costs of these persons were as follows:
Wages and salaries	52,709	23,250	26,306
Stock compensation expense	—	193	329
Social security costs	6,452	2,059	2,544
Other pension costs	3,665	1,437	999

	62,826	26,939	30,178

        Payroll costs exclude the unpaid portion of the provision for National Insurance liabilities on share options referred to in Note 17.

5 Directors' Remuneration

	2003	2002	2001
	£000	£000	£000
Aggregate emoluments	383	611	514
Aggregate gains made on the exercise of share options	—	—	1,809
Company contributions to defined contribution pension schemes	36	38	34

	419	649	2,357

        Retirement benefits under defined contribution pension schemes were accruing to two directors at 31 December 2003, 2002 and 2001.

        The emoluments of the highest paid director were £223,000 in 2003, £387,900 in 2002 and £274,000 in 2001.

6 Other operating income

	2003	2002	2001
	£000	£000	£000
Sale of scrap and other income	20	175	76

7 Other interest receivable and similar income

	2003	2002	2001
	£000	£000	£000
Bank interest	2,242	5,795	11,405
Exchange differences on US dollar loan notes	3,541	—	—

	5,783	5,795	11,405

8 Interest payable and similar charges

	2003	2002	2001
	£000	£000	£000
Finance charges payable in respect of finance leases	7	146	478
Interest on loans	1,889	308	—
Other loans	32	—	—

	1,928	454	478

        Finance charges payable includes £nil (2002: £83,000, 2001: £173,000) of amortisation in respect of warrants issued to a leasing company in 1999, as described in Note 21.

9 Taxation

	2003	2002	2001
	£000	£000	£000
Tax credit on loss on ordinary activities:
Current tax:	—
UK corporation tax relating to prior periods	2,268	—	—
Overseas taxation	(171)	—	—
Deferred tax (Note 18)	—	—	—

	2,097	—	—

Factors affecting current tax charge

        The tax assessed on the profit on ordinary activities for the year differs from the standard rate of corporation tax in the UK of 30% (2002—30%, 2001—30%). The differences are reconciled below:

	2003	2002	2001
	£000	£000	£000
Loss on ordinary activities before tax	(81,491)	(101,360)	(113,238)

Loss on ordinary activities multiplied by the tax rate above	(24,447)	(30,408)	(33,971)
Effect of:
Disallowed expenses and non-taxable income	1,628	192	111
Depreciation in excess of capital allowances	3,010	11,153	16,072
Tax losses	20,258	19,063	17,788
Other timing differences	(449)	—	—
Foreign tax on overseas income	(171)	—	—
Others—research and development tax credit	2,268	—	—

Current tax credit for the period	2,097	—	—

10 Loss per ordinary share

        Loss per ordinary share has been calculated by dividing the loss for the financial year by the weighted average number of ordinary shares in issue during the year, as set out below:

	2003	2002	2001
Loss for the financial year (£000)	(79,394)	(101,360)	(113,238)
Weighted average number of shares	208,447,930	150,996,196	128,533,108
Loss per ordinary share (basic and diluted) (£)	(0.38)	(0.67)	(0.88)

        The Group had share options and warrants that are potential ordinary shares outstanding during the period. Conversion of these potential ordinary shares into ordinary shares would decrease the net loss per ordinary share and would not therefore be dilutive.

11 Intangible fixed assets

	Goodwill	Patents and Licences	Total
	£000	£000	£000
Cost
At 1 January 2002	18,224	8,703	26,927
Additions during the year	—	92	92
Acquisition (Note 20)	35,352	7,784	43,136
Disposals during the year	(18,224)	(6,657)	(24,881)

At 31 December 2002	35,352	9,922	45,274
Fair value adjustment*	(11,941)	—	(11,941)
Acquisitions (Note 20)	8,946	841	9,787
Disposals during the year	—	(369)	(369)
Exchange adjustment	—	(60)	(60)

At 31 December 2003	32,357	10,334	42,691

Accumulated amortisation
At 1 January 2002	18,224	7,037	25,261
Charge during the year	442	894	1,336
Impairment during the year	—	1,005	1,005
Disposals during the year	(18,224)	(6,657)	(24,881)

At 31 December 2002	442	2,279	2,721
Charge during the year	2,688	1,612	4,300
Disposals during the year	—	(316)	(316)
Exchange adjustments	—	(4)	(4)

At 31 December 2003	3,130	3,571	6,701

Net book value at 31 December 2003	29,227	6,763	35,990

Net book value at 31 December 2002	34,910	7,643	42,553

*
During 2003, the Group finalised the provisional fair value exercise relating to the NNOC acquisition in 2002. This resulted in a reduction in the goodwill balance of £11,941,000 (see note 20).

12 Tangible fixed assets

	Freehold land	Freehold buildings	Plant and machinery	Fixtures, fittings and equipment	Computer equipment	Total
	£000	£000	£000	£000	£000	£000
Cost
At 1 January 2002	12,324	—	59,520	5,843	6,662	84,349
Additions during the year	—	—	8,469	108	3,072	11,649
Acquisitions (Note 20)	4,113	7,645	28,471	759	571	41,559
Disposals	—	—	(10,866)	—	(311)	(11,177)

At 31 December 2002	16,437	7,645	85,594	6,710	9,994	126,380
Additions during the year	—	371	10,138	13	1,311	11,833
Acquisitions (Note 20)	—	414	2,692	18	284	3,408
Disposals	—	(3)	(6,107)	(18)	(2)	(6,130)
Reclassification	—	—	(13)	13	—	—
Exchange differences	—	(20)	779	—	(16)	743

At 31 December 2003	16,437	8,407	93,083	6,736	11,571	136,234

Accumulated depreciation
At 1 January 2002	3,686	—	38,632	2,764	4,688	49,770
Charge for the year	—	1,088	6,856	795	553	9,292
Disposals	—	—	(10,866)	—	(311)	(11,177)
Impairment during the year	—	—	23,722	—	3,331	27,053

At 31 December 2002	3,686	1,088	58,344	3,559	8,261	74,938
Charge for the year	—	1,369	6,795	160	863	9,187
Disposals	—	(1)	(3,711)	(3)	(1)	(3,716)
Impairment during the year	996	—	1,315	7	—	2,318
Reclassification	—	—	(2,280)	2,282	(2)	—
Exchange differences	—	(1)	20	—	(2)	17

At 31 December 2003	4,682	2,455	60,483	6,005	9,119	82,744

Net book value at 31 December 2003	11,755	5,952	32,600	731	2,452	53,490

Net book value at 31 December 2002	12,751	6,557	27,250	3,151	1,733	51,442

        The net book value of assets held under finance leases was £234,000 at 31 December 2003 (2002 £nil). Assets held under finance leases are included in plant and machinery and computer equipment above.

        Fixed assets include assets relating to the upgrade of the Caswell facility amounting to £8,596,000 at 31 December 2003 (2002 £nil) within plant and machinery.

        Fixed assets include freehold land amounting to £7,642,000, which is being marketed for resale (2002 £8,638,000).

13 Stocks

	2003	2002
	£000	£000
Raw materials	13,380	5,553
Work in progress	6,672	7,553
Finished goods	4,879	10,573

	24,931	23,679

        The difference between purchase price or production cost of stocks and their replacement cost is not material.

        During 2003, the Group finalised the provisional fair value exercise relating to the NNOC acquisition in November 2002. This resulted in an increase to the stock balance of approximately £12.8 million (see note 19).

14 Debtors

	2003	2002
	£000	£000
Trade debtors	15,586	17,781
Other debtors	5,301	1,864
Prepayments and accrued income	1,412	1,760

	22,299	21,405

15 Creditors: amounts falling due within one year

	2003	2002
	£000	£000
Current instalments due on loans (Note 18)	30	30
Obligations under finance leases (Note 24(3))	234	—
Trade creditors	11,460	11,913
Other creditors	2,461	4,826
Taxation and social security	1,116	1,149
Accruals and deferred income	5,400	11,384

	20,701	29,302

        Certain balances from 2002 have been reclassified to provisions (see note 17).

16 Creditors: amounts falling due after more than one year

	2003	2002
	£000	£000
Loans (note 18)	28,364	31,329
Obligations under finance leases	8	—

	28,372	31,329

17 Provisions for liabilities and charges

	Provision for warranties	Environmental provision	National insurance on share options	Restructuring provision	Other liabilities	Total
	£000	£000	£000	£000	£000	£000
At 1 January 2002	—	—	79	—	—	79
Exchange adjustments	—	—	—	—	29	29
Acquisitions (Note 19)	1,030	1,266	—	—	966	3,262
Arising during the year	58	—	—	—	—	58

At 31 December 2002	1,088	1,266	79	—	995	3,428
Transferred from accruals	354	—	—	—	—	354
Fair value adjustment*	1,200	—	—	—	(365)	835
Arising on acquisition	40	—	—	—	599	639
Arising during the year	162	—	—	17,275	—	17,437
Paid in the year	—	—	—	(12,639)	—	(12,639)

At 31 December 2003	2,844	1,266	79	4,636	1,229	10,054

*
During 2003, the Group finalised the provisional fair value exercise relating to the NNOC acquisition in November 2002. This resulted in a fair value adjustment to employee-related cost of approximately £0.4 million and an increase in the expected level of warranty cost of approximately £1.2 million.

Provision for warranties

        A provision is recognised for expected warranty claims on products sold over the last year. It is expected that most of these costs will be incurred in the next fiscal year.

Environmental provision

        The Group has provided for potential environmental liabilities at sites where there is a history of soil contamination. The Company is committed to an ongoing programme of monitoring and soil sampling and has thus made a one-off undiscounted provision relating to potential costs of future remediation works at the sites. The provision is expected to be utilised between 2004 and 2007.

National insurance on share options

        Provision has been made at 31 December 2003 for UK National Insurance liabilities that are expected to crystallize upon the exercise of certain share options granted under unapproved schemes between 6 April 1999 and 14 November 2000. The provision comprises the difference between the exercise price and the estimated fair market value of the shares at the balance sheet date at the current NIC rate, and it is apportioned on a straight-line basis over the vesting period of the options. The Group becomes unconditionally liable to pay the National Insurance upon exercise of the options. In accordance with UK legislation introduced in 2001, certain options that had an exercise price in excess of the market price at 7 November 2000 will not give rise to any future liability for NIC. Details of the vesting of share options are given in note 20.

Restructuring provision

        The Group has made provision for charges in relation to the restructuring of its operations, primarily the closure of its Ottawa manufacturing facility and ASOC product line in Milton, UK. Disclosures are given in note 3. The provision is expected to be substantially utilised in 2004.

Other liabilities

        During the year, the Group has been able to finalise its obligations in respect of the Swiss defined benefit scheme. Disclosures are given in note 24.

        The liability recorded in respect to the scheme is £630,000. The remaining liability of £599,000 relates to a contingent liability in respect of the acquisition of the assets and liabilities of Cierra, as discussed in note 19.

Deferred tax assets

	Provided		Unprovided
	2003	2002	2003	2002
	£000	£000	£000	£000
Depreciation in excess of capital allowances	—	—	(25,910)	(23,695)
Trading losses	—	—	(72,305)	(52,047)

Tax on loss on ordinary activities	—	—	(98,215)	(75,742)

        The above deferred tax assets have not been recognised due to the uncertainty over the availability of suitable future taxable profits.

18 Loans

	2003	2002
Amounts falling due:
in one year or less or on demand	30	30
in more than one year but not more than two years	16,904	30
in more than two years but not more than five years	11,339	31,148
in more than five years	121	151

	28,394	31,359
Less: included in creditors: amounts falling due within one year	(30)	(30)

Amounts falling due after more than one year	28,364	31,329

        Details of loans not wholly repayable within five years are as follows:

	2003	2002
5% loan repayable by 31 December 2013*	121	151

*
This loan of £271,000 in total is repayable in equal monthly installments over the 10 years until 31 December 2013, and these amounts have been reflected accordingly between the different repayment periods in the tables above.

        The long-term loans are secured by fixed charges over various of the Group's properties.

19 Acquisitions and disposals

Cierra Photonics (Cierra)

        On 4 July 2003, the Group acquired substantially all of the assets and assumed certain liabilities of Cierra for a consideration of £3,020,000 satisfied by the issue of 3,071,484 1/3p ordinary shares.

        Analysis of the acquisition of Cierra:

	Book Value	Revaluation Adjustments		Fair Value
Net assets at the date of acquisition:
Intangible fixed assets	—	295	(a)	295
Tangible fixed assets	5,330	(3,048	)(a)	2,282
Stock	305	(243	)(a)	62
Cash	73	—		73
Other assets	299	—		299
Other liabilities	(353)	(626	)(b)	(979)

	5,654	(3,622)		2,032

Goodwill arising on acquisition				988

				3,020

Analysis of consideration:
Bookham ordinary shares				2,166
Costs associated with the acquisition				149
Contingent shares				705

				3,020

a)
The adjustments from the book to fair values were based upon assessments of the acquired open market value of the assets.

b)
The purchase agreement between the Group and Cierra contains an indemnity clause whereby, should a previously filed lawsuit against Cierra result in payment by Cierra in respect of a settlement sum, damages or costs, the Group would be liable to contribute a maximum of $1 million (£599,000) in respect of such payment. The Group has accrued the amount of this indemnity as a fair value adjustment that represents the most probable outcome as determined by management as of 31 December 2003. A further fair value adjustment of £27,000 has been made to reflect increased obligations.

        As part of the contract to acquire Cierra, a further 4.2 million ordinary shares will be issued to the former shareholders of Cierra upon achievement of certain sales milestones by October 2004 and July 2005. £705,000 has been included in the consideration above based on management's best estimate.

        Cierra contributed £386,000 to the Group's net operating cash outflows, paid nil in respect of net return on investments and servicing of finance, paid nil in respect of taxation and utilized £3,000 for capital expenditure and financial investment.

        Cierra earned a loss in the year ended 31 December 2003 of £2,966,000 (2002: £8,746,000), of which £2,513,000 arose in the period from 1 January 2003 to 3 July 2003.

        The summarized profit and loss account for the period 1 January 2003 to effective date of acquisition is as follows:

£000
Turnover	675

Operating loss	(2,439)
Net other expense	(74)

Loss for the 184 days ended 3 July 2003	(2,513)

        There were no other recognised gains and losses.

Ignis Optics, Inc. (Ignis)

        On 6 October 2003, the Group acquired Ignis for a consideration of £11,168,000 ($19.9 million), satisfied by the issue of 8,020,816 1/3p ordinary shares and the assumption of 48,836 warrants.

        Analysis of the acquisition of Ignis:

	Book Value	Revaluation Adjustments	Provisional Fair Value
	£000	£000	£000
Net assets at the date of acquisition:
Intangible fixed assets	—	546	546
Tangible fixed assets	1,126	—	1,126
Stock	388	—	388
Cash	1,877	—	1,877
Other current assets	157	—	157
Creditors falling due within one year	(866)	—	(866)
Creditors falling due after one year	(18)	—	(18)

	2,664	546	3,210

Goodwill arising on acquisition			7,958

			11,168

Analysis of consideration:
Bookham ordinary shares			10,989
Costs associated with the acquisition			179
Contingent shares			—

			11,168

        The adjustment from the book to fair value was based upon the assessment of the open market value of the patent portfolio acquired.

        As part of the contract to acquire Ignis Optics, a further consideration of 0.8 million ordinary shares will be issued to the former shareholders if certain sales milestones are achieved during 2004.

        Ignis contributed £(2,363,000) to the Group's net operating cash outflows, paid £3,000 in respect of net returns on investment and servicing of finance, paid nil in respect of taxation and utilised £14,000 for capital expenditure and financial investment. Ignis earned a loss after tax of £7,202,000 in the year ended 31 December 2003 (2002: £7,097,000), of which £5,464,000 arose in the period from 1 January 2003 to 6 October 2003. The summarised profit and loss account for the period from 1 January 2003 to the effective date of acquisition is as follows:

£000
Turnover	473

Operating loss	(5,428)
Interest	(36)

Loss after taxation for the 278 days ended 5 October 2003	(5,464)

        There were no other recognised gains or losses.

Marconi Optical Components (MOC)

        On 1 February 2002, the Group acquired MOC for a consideration of £15,655,000, satisfied by the issue of 12,891,000 ordinary shares.

        Analysis of the acquisition of MOC:

	Book Value	Adjustments	Fair Value
	£000	£000	£000
Net assets at the date of acquisition:
Tangible fixed assets	48,820	(39,219)	9,601
Stock	7,542	(182)	7,360

	56,362	(39,401)	16,961

Analysis of consideration:
Costs associated with the acquisition			1,306
Bookham ordinary shares			15,655

			16,961

        The adjustments from the book to fair values were based upon assessments of the resale values in open market conditions in a declining market sector.

        MOC earned a loss in the period from 1 April 2001 to 31 January 2002 as shown in the table below:

£000
Turnover	7,930

Operating loss	(35,756)
Loss on fixed asset disposal	(54,201)
Other exceptional costs	(3,080)

Loss before tax	(93,037)
Taxation	—

Loss for the 10 months ended 31 January 2002	(93,037)

        There were no other recognised gains and losses.

Nortel Networks Optical Components (NNOC)

        On 8 November 2002, the Group acquired NNOC for a consideration of £92,092,000 ($153 million) satisfied by the issue of 61,000,000 ordinary shares, 9,000,000 ordinary share warrants, loan notes to the value of £31,642,000 ($50 million) and the payment of a cash consideration of £5,848,000. The 9,000,000 warrants, which expire on 8 November 2012, are immediately exercisable at the option of Nortel Networks with an exercise price of 1/3p each, provided that no exercise is permitted if, as a result of such exercise, Nortel Networks and any person or entity acting in concert with Nortel Networks, would own 30% or more of the Company's issued and outstanding shares. The net assets were provisionally valued in the 2002 accounts.

        In accordance with FRS 7, an adjustment has been made in the 2003 accounts for amendments to the provisional fair values recorded upon acquisition.

        This adjustment was principally the result of the Company selling more inventory than anticipated when the acquisition was originally recorded. The provisional fair value assigned to other assets and liabilities has also been finalised.

        Following a review of the level of expected warranty costs, the warranty provision recognised on acquisition has been increased by £1,200,000. In addition, the initial value recognised for historic employee related costs has been reduced by £365,000 following finalisation of its obligations in respect of the Swiss defined benefit scheme.

        The resulting difference has been as an adjustment to goodwill on acquisition. Amended and provisional values of net assets acquired were as follows:

        Provisional analysis of the acquisition of NNOC:

	Book Value	Revaluation Adjustments	Provisional Fair Value 31 December 2002	Adjustments	Amended Fair Value 31 December 2003
	£000	£000	£000
Net assets at the date of acquisition:
Intangible fixed assets	—	7,784	7,784	—	7,784
Tangible fixed assets	57,768	(25,810)	31,958	—	31,958
Inventory	33,727	(7,338)	26,389	12,776	39,165
Creditors falling due within one year	—	(4,493)	(4,493)	(835)	(5,328)

	91,495	(29,857)	61,638	(11,941)	73,579

Goodwill arising on acquisition			35,369	(11,941)	23,428

			97,007	—	97,007

Analysis of consideration:
Cash			5,848
Bookham ordinary shares			47,580
Bookham ordinary share warrants			7,020
Loan notes			31,642
Costs associated with the acquisition			4,917

			97,007

        The adjustments from the book to fair values were based upon assessments of the resale values in open market conditions in a declining market sector.

        NNOC contributed £(5.2) million to the Group's net operating cash outflows, paid £nil in respect of net returns on investments and servicing of finance, paid £nil in respect of taxation and utilised £(0.5) million for capital expenditure and financial investment.

        NNOC made a loss after tax of £220,604,000 in the year ended 31 December 2002 (2001: £385,700,000), of which £202,481,000 arose in the period from 1 January 2002 to 8 November 2002.

        The summarised profit and loss account for the period from 1 January 2002 to the effective date of acquisition is as follows:

£000
Turnover	64,784

Operating loss	(56,804)
Restructuring charges	(159,600)

Loss before tax	(216,404)
Taxation	13,923

Loss for the 10 1/2 months ended 7 November 2002	(202,481)

        There were no other recognised gains or losses.

20 Share capital

Called-up share capital

	2003	2002	2001
Authorised
300,000,000 ordinary shares of 1/3p each (2002: 300,000,000; 2001: 200,100,000)	1,000	1,000	667

Allotted, issued and fully paid
216,809,009 ordinary shares of 1/3p each (2002: 204,950,872; 2001: 130,160,413)	723	683	434

2001

        On 26 April 2001, the Company's shareholders approved an increase in the authorised share capital of the company by approving the creation of an additional 39,600,000 ordinary shares.

        During 2001, the Company also issued 1,558,136 ordinary shares under the 1995 and 1998 Employee Share Option Schemes.

        On 25 January 2001, the Company agreed to issue at a future date up to 2,108,957 ordinary shares to the shareholders of Measurement Microsystems A-Z, Inc. ("MM") as consideration for the acquisition of the entire share capital of MM. Issue of 702,986 shares was contingent upon the achievement of performance milestones by MM employees. At 31 December 2001, 1,282,304 ordinary shares had been issued under the agreement and 826,653 remained to be issued.

2002

        During 2002, the Company issued 320,657 ordinary shares under the 1995 and 1998 Employee Share Option Schemes and 1,559 ordinary shares under the 2001 Approved Share Save Scheme.

        During 2002, the Company issued 577,243 ordinary shares to the shareholders of MM. Following the determination that 195,845 ordinary shares subject to performance milestones would not be issued, a total of 53,565 shares remained to be issued under the agreement with the MM shareholders, dated 25 January, 2001.

        On 1 February 2002, the Company issued 12,891,000 ordinary shares of 1/3p each, at £1.21 each, to Marconi plc in consideration for the acquisition of the MOC.

        On 5 November 2002, the Company's shareholders approved an increase in the authorized share capital of the Company by approving the creation of an additional 99,900,000 ordinary shares.

        On 11 November 2002, the Company issued 61,000,000 ordinary shares of 1/3p each, at £0.78 each, to Nortel Networks Corporation in consideration for the acquisition of the Optical Amplifier and Optical Transmitter and Receiver Businesses.

2003

        During 2003, the Company issued 555,683 ordinary shares under the 1995 and 1998 Employee Share Option Schemes and 78,603 ordinary shares under our 2001 Approved Share Save Scheme. 8,730 ordinary shares were issued to the former shareholders of MM.

        On 4 July 2003, the Company issued 3,071,484 ordinary shares of 1/3p each to Cierra in consideration for the acquisition of the business and assets of Cierra.

        On 6 October 2003, the Company issued 8,020,816 ordinary shares of 1/3p each to preferred stockholders of Ignis and assumed warrants over 48,836 ordinary shares of 1/3p each in consideration for the acquisition of that company.

        On 12 November 2003, the Company issued 122,821 ordinary shares of 1/3p each to Bear Stearns Limited upon the exercise by Bear Stearns Limited of warrants to purchase 122,821 ordinary shares at an exercise price of $1.9333 per share for aggregate consideration of £139,000.

Employee share option schemes

        At 31 December 2003, the Group had four employee share option schemes, details of which are set out below.

1995 Scheme

        Pursuant to the 1995 Employee Share Option Scheme (the "1995 Scheme"), options to purchase ordinary shares were granted to employees during the period from 10 July 1995 to 29 September 1998. At 31 December 2001, there were no options authorised for future issuance under this scheme and there were 619,235 share options outstanding. The options expire ten years after the date of grant and are exercisable to the extent vested. Vesting generally occurs at the rate of one-third each at 18 months, 30 months and 42 months after the date of grant. All share options were granted for nil consideration. The scheme is unapproved by the UK Inland Revenue.

1998 Scheme

        At 31 December 2003, there were 24,624,343 share options outstanding under this scheme. The options expire ten years after the date of grant and are exercisable to the extent vested. Except as set out below, vesting generally occurs at the rate of one-third each at 18 months, 30 months and 42 months after the date of grant or one quarter after 12 months with the remaining three-quarters vesting monthly over the next 36 months. Certain options are capable of earlier vesting if certain defined performance targets are met.

        All share options granted under the 1998 Scheme have been granted for nil consideration. The scheme is unapproved by the UK Inland Revenue.

2001 Approved Employee Share Option Scheme

        The 2001 Approved Employee Share Option Scheme was approved by shareholders in February 2000. All executive directors and employees are eligible to participate. Options are granted at no cost at the discretion of the board, and vesting may include performance conditions. The option price is the market value of the Group's shares on the date of the grant, and options vest between three and ten years from date of grant. At 31 December 2003, the total options authorised for future issuance under this scheme, when combined with the 1998 Scheme and the 2001 Approved Sharesave Scheme, did not exceed 10% of the issued ordinary share capital of the Company, excluding shares subject to rights granted under any of the Company's employee share schemes prior to 18 April 2000. The scheme has been approved by the Inland Revenue. At 31 December 2003, there were no options outstanding under this scheme.

2001 Approved Sharesave Scheme

        The Approved Sharesave Scheme was approved by shareholders in February 2000. All full time directors and all employees with five years service, or such shorter period as the board determines and those that the board deems appropriate, are eligible to participate in the scheme. Options to be issued under the scheme are dependent on the savings made by the employee and the option price determined by the board, which shall be not less than 85% of the mid-market price on the date preceding the date on which the employees are invited to apply for options. Options will normally be exercisable for three to five years from the commencement of the savings contract established by the employee. At 31 December 2003, the total options authorised for future issuance under this scheme, when combined with the 1998 Scheme and the 2001 Approved Employee Share Option Scheme, did not exceed 10% of the issued ordinary share capital of the Company, excluding shares subject to rights granted under any of the Company's employee share schemes prior to 18 April 2000. At 31 December 2003, there were 165,637 options outstanding under the scheme. The scheme has been approved by the Inland Revenue.

Stock compensation expense

        The Group granted share options to certain employees at exercise prices below the fair market value of the underlying ordinary shares at the date of grant during 1997. The differences have been charged to the profit and loss account on a straight-line basis over the vesting period of the options. The stock compensation expense was £nil in the year ended 31 December 2003 (2002: £193,000, 2001: £329,000);

Ordinary share warrants and options issued to non-employees

        During 1999, the Company issued a warrant to purchase 827,928 ordinary shares to a leasing company. The warrant was immediately exercisable at £1.20 per share and expires on 11 April 2004. During 2003, 122,821 warrants were exercised and warrants in respect of 8,441 shares were exercisable as of 31 December 2003.

        During 1999, the Group granted share options to three consultants to purchase 345,600 ordinary shares under the 1998 Scheme. These options vested upon the completion of specified performance requirements, all of which were met in the year ended 31 December 2000. Options over 288,000 shares are exercisable at £1.08 per share and options over 57,600 shares are exercisable at £1.20 per share. During 2001, no options were exercised. During 2002, the Group granted share options to one consultant to purchase 400,000 ordinary shares under the 1998 Scheme. 25,000 of these shares vested immediately, and the remaining 375,000 vest upon completion of specified performance criteria. During 2002, no options were exercised. The remaining options expire ten years from the date of grant.

        During 2002, the Group issued a warrant to purchase 9 million ordinary shares, exercisable at 1/3p per share, to Nortel Networks as part of the purchase price for the acquisition of NNOC. The warrants are immediately exercisable and expire on 8 November 2012.

        During 2003, the Company assumed warrants from Ignis as part of the terms of acquisition of that company. These warrants are to purchase 48,836 ordinary shares of 1/3p each in the Company at an exercise price of $4.00 per share and expire between 2008 and 2011. The warrants are exercisable immediately and expire in April 2011.

        The profit and loss account includes a charge of £nil (2002: £83,000, 2001: £173,000) in respect of warrants and options granted to non-employees.

Summary of Share Options

        A summary of the share options outstanding at 31 December 2003:

Period in which vested options became exercisable	Exercise price £	Number of options outstanding
2 August 2003 - 2 August 2012	0.700	142,000
2 May 2003 - 1 January 2007	0.730	165,637
5 May 2004 - 5 May 2013	0.745	101,600
1 November 2003 - 1 November 2012	0.773	450,000
14 November 2002 - 7 February 2013	0.780	5,894,650
12 June 2002 - 12 June 2012	0.790	60,000
7 August 2003 - 7 August 2013	0.800	1,269,100
14 November 2003 - 18 November 2012	0.818	554,091
3 December 1997 - 15 April 2008	0.847	617,235
3 May 2003 - 3 May 2012	0.920	110,000
11 June 2003 - 11 June 2013	0.985	72,000
1 January 1998 - 7 September 2008	1.083	538,338
2 May 2003 - 2 November 2011	1.130	1,032,500
27 April 1999 - 18 June 2009	1.200	1,402,926
13 March 2003 - 13 March 2012	1.205	1,079,768
8 February 2003 - 8 February 2012	1.220	254,000
14 November 2003 - 25 September 2013	1.353	6,032,280
1 January 2000 - 6 December 2009	1.355	940,722
7 October 2004 - 7 October 2013	1.370	1,773,500
30 October 2004 - 31 October 2013	1.455	236,000
3 October 2002 - 3 August 2011	1.710	1,310,973
16 June 2001 - 16 December 2009	3.105	18,000
30 April 2001 - 30 April 2011	3.230	362,126
30 October 2002 - 30 April 2011	3.388	212,335
13 February 2002 - 13 June 2011	3.783	10,000
30 January 2001 - 31 January 2010	4.322	306,210
19 August 2002 - 19 February 2011	7.030	34,852
23 August 2001 - 7 April 2010	10.000	289,918
12 June 2002 - 12 December 2010	13.550	6,450
14 May 2002 - 14 November 2010	16.290	109,834
14 February 2002 - 14 August 2010	36.050	22,170

Options outstanding at 31 December 2003		25,409,215

21 Reconciliation of movements in shareholders' funds

	Share capital	Share premium account	Other reserve	Profit and loss account	Total shareholders' funds
	£000	£000	£000	£000	£000
At 1 January 2001	424	321,388	2,829	(20,579)	304,062
Loss for the year	—	—	—	(113,238)	(113,238)
Shares issued	10	16,764	2,385	—	19,159
Share issue costs	—	424	—	—	424
Translation adjustment	—	—	—	(39)	(39)
Stock compensation expense	—	—	329	—	329
Warrant/non-employee option expense	—	—	173	—	173

At 31 December 2001	434	338,576	5,716	(133,856)	210,870
Loss for the year	—	—	—	(101,360)	(101,360)
Arising on share issues	249	63,291	—	—	63,540
Warrants issued relating to acquisition	—	—	7,020	—	7,020
Shares issued in respect of conversion of warrants	—	2,272	(2,272)	—	—
Refund of share issue costs	—	48	—	—	48
Translation adjustment	—	—	—	44	44
Stock compensation expense	—	—	193	—	193
Warrant/non-employee option expense	—	—	83	—	83

At 31 December 2002	683	404,187	10,740	(235,172)	180,438
Loss for the year	—	—	—	(79,394)	(79,394)
Arising on share issues	39	2,845	10,962	—	13,846
Shares issued in respect of conversion of warrants	1	140	—	—	141
Translation adjustment	—	—	—	802	802
Shares issued in respect of conversion of MM exchangeable shares	—	18	(18)	—	—
Contingent shares on acquisition of Cierra	—	—	705	—	705

At 31 December 2003	723	407,190	22,389	(313,764)	116,538

        At 31 December 2003, other reserves comprise shares issued to warrant holders and non-employees in consideration for services performed (£2,231,000), shares reserved for issue in connection with the acquisition of NNOC (£7,019,000), shares issued to employees at values below the fair market value at date of issue (£1,377,000), shares reserved for issue in connection with the acquisition of MM (£95,000), a provision for shares that may be issued in respect of the acquisition of the trade and assets of Cierra (£705,000) depending on future performance and a merger reserve of £10,962,000 in respect to the acquisition of Ignis.

        At 31 December 2002, other reserves comprise shares issued to warrant holders and non-employees in consideration for services performed (£2,232,000), shares reserved for future issue in connection with the acquisition of NNOC (£7,018,000), shares issued to employees at values below the fair market value at date of issue (£1,377,000), and shares reserved for issue in connection with the acquisition of MM (£113,000).

22 Pensions

        The Group pays contributions into the Group's defined contribution pension scheme for directors and employees. The Group also has a defined contribution plan for the benefit of one director.

        The Group's contributions to the plans are charged to the profit and loss account in the year to which they relate. The charge for the year amounted to £3,665,000 (2002: £1,437,000, 200l: £999,000).

        The Group operates a defined benefit pension scheme in Switzerland. This scheme was acquired on the purchase of the trade and assets of NNOC on 8 November 2002. The assets of the schemes are held separately from those of the Group in independently administered funds. The Group does not accept any responsibility for the benefit gained from these schemes. Accordingly, the Group has no other liability in respect of these pension arrangements. There was £391,000 outstanding in respect of payments due to pension plans at 31 December 2003 (2002: £nil).

        The pension costs are determined with the advice of an independent qualified actuary on the basis of triennial valuations using the projected unit method.

SSAP 24 disclosures

        The results of the most recent valuation, which were conducted as at 8 November 2002, are as follows:

Main assumptions:
Rate of return on investments (% per annum)	3.5
Rate of salary increases (% per annum)	2.5
Rate of pension increases (% per annum)	0.0
Rate of inflation (% per annum)	1.0
Market value of scheme's assets (£000)	2,694
Level of funding being the actuarial value of assets expressed as a percentage of the benefits accrued to members, after allowing for future salary increases	83%

FRS 17 disclosures

        The most recent actuarial valuation of the scheme for FRS 17 was carried out at 31 December 2003 by a qualified independent actuary. The major assumptions used by the actuary were:

	31 December 2003	31 December 2002
Discount rate	3.75%	3.50%
Salary increases	2.00%	2.50%
Pension increases	0.00%	0.00%
Inflation	1.00%	1.00%
Overall expected return on assets	4.50%	4.50%

        The assets in the scheme form part of a collective foundation, and as such, the assets attributable to Bookham (Switzerland) AG are not identifiable by asset type. The overall expected rates of return on assets assumed by the Group are as set out above. Further, formal valuations are only carried out upon the entire foundation as a whole. The actuary has assessed the actuarial liabilities relating only to Bookham (Switzerland) AG based upon data obtained from the Foundation.

        The following amounts at 31 December 2003 and 31 December 2002 were measured in accordance with the requirements of FRS 17.

	31 December 2003	31 December 2002
	£000	£000
Total market value of assets	2,798	2,705
Present value of scheme liabilities	(3,215)	(3,282)

Deficit in the scheme	(417)	(577)
Related deferred tax asset	—	—

Net pension liability	(417)	(577)

        If the above amounts had been recognised in the financial statements, the Group's net assets and profit and loss reserves at 31 December 2003 and 31 December 2002 would be as follows:

	31 December 2003	31 December 2002
Net assets including SSAP 24 pension liability	116,538	180,438
SSAP 24 pension liability	(630)	(995)
Net Assets excluding SSAP 24 pension liability	117,168	181,433
FRS 17 Pension liability	(417)	(577)

Net assets including FRS 17 pension liability	116,751	180,856

Profit and loss reserve including SSAP 24 pension liability	(313,764)	(235,172)
SSAP 24 pension liability	(630)	(995)

Profit and loss reserve excluding SSAP 24 pension liability	(313,134)	(234,177)
FRS 17 pension liability	(417)	(577)

Profit and loss reserve including FRS 17 liability	(313,551)	(234,754)

        The following amounts would have been recognised in the performance statements in the period 31 December 2002 to 31 December 2003, and the period 9 November 2002 to 31 December 2002 under the requirements of FRS 17:

Profit and loss account	1 January 2003- 31 December 2003	9 November 2002- 31 December 2002
	£000	£000
Operating profit:
Current service cost	108	17

Total operating charge	108	17

Other finance income:
Expected return on pension scheme assets	126	20
Interest on pension scheme liabilities	(119)	(19)

Net return	7	1

Statement of total recognised gains and losses (STRGL)	1 January 2003- 31 December 2003	9 November 2002- 31 December 2002
	£000	£000
Actual return less expected return on pension scheme assets	(131)	(21)
Experience gains arising on the scheme liabilities	123	20
Changes in assumptions underlying the present value of the scheme liabilities	222	—
Exchange rate losses	(5)	(16)

Actuarial gain (loss) recognised in the STRGL	209	(17)

Movement in deficit during the period	1 January 2003- 31 December 2003	9 November 2002- 31 December 2002
	£000	£000
Deficit in the scheme at beginning of the period/date of acquisition	(577)	(552)
Movement in period:
Current service cost	(108)	(17)
Employer contributions	52	8
Past service costs	0	0
Other finance income	7	1
Actuarial gain recognised in STRGL	209	(17)

Deficit in the scheme at end of the period	(417)	(577)

        Employer contributions are being made in respect of Bookham (Switzerland) AG to the collective foundation at the rates specified by the collective foundation. For 2003, contributions were £52,000.

Details of experience gains and losses for the period 1 January 2003 to 31 December 2003, and the period 9 November 2002 to 31 December 2002.

	1 January 2003- 31 December 2003	9 November 2002- 31 December 2002
	£000	£000
Difference between the expected and actual return on scheme assets:
Amount (£000)	(131)	(21)
Percentage of scheme assets at end of the period	4.7%	0.8%
Experience gains and (losses) of scheme liabilities:
Amount (£000)	123	20
Percentage of the present value of the scheme liabilities at end of the period	3.8%	0.6%
Total amount recognised in the STRGL:
Amount (£000)	209	(17)
Percentage of the present value of the scheme liabilities at end of the period	6.6%	0.0%

23 Commitments

(1) Capital commitments

        Amounts contracted for, but not provided in, the financial statements amount to £575,819 for the Group at 31 December 2003 (2002: £nil).

(2) Operating leases

        Annual commitments under non-cancelable operating leases are as follows:

	2003	2002
	£000	£000
Land and buildings
Operating leases which expire:
Within one year	165	651
In the second to fifth years inclusive	1,940	1,419
After the fifth year	110	110

	2,215	2,180

Other
Operating leases which expire:
Within one year	65	238
In the second to fifth years inclusive	139	127

	204	365

(3) Finance lease commitments

        Commitments for future minimum payments under finance leases are as follows:

	2003	2002
		£000
Within one year	234	—
In the second to fifth years inclusive	8	—

	242	—

24 Reconciliation of operating loss to net cash flow from operating activities

	2003	2002	2001
	£000	£000	£000
Operating loss	(87,212)	(106,701)	(124,165)
Loss on disposal of subsidiary undertaking	—	69	—
Depreciation, amortisation and impairment charge	15,805	38,678	66,180
Stock compensation expense	—	193	329
Warrant/non-employee option expense	—	137	—
Profit on sale of fixed assets	—	(44)	(8)
Decrease in inventory	11,972	12,635	4,397
Decrease/(increase) in debtors	1,146	(17,833)	8,238
Increase/(decrease) in creditors	(6,455)	11,078	1,553
Increase/(decrease) in provisions for liabilities and charges	4,789	104	(909)
Foreign exchange differences realised on cash balances	548	—	—

Net cash outflow from operating activities	(59,407)	(61,684)	(44,385)

25 Analysis of net funds

	Cash at bank and in hand	Restricted cash	Short investments	Finance leases	Loans	Total
	£000	£000	£000	£000	£000	£000
At 1 January 2001	264,633	450	1,525	(2,254)	—	264,354
Cash flow	(79,819)	(450)	(1,525)	1,357	—	(80,437)

At 31 December 2001	184,814	—	—	(897)	—	183,917
Cash flow	(79,396)	—	—	897	—	(78,499)
Loans arising on acquisitions	—	—	—	—	(31,359)	(31,359)

At 31 December 2002	105,418	—	—	—	(31,359)	74,059
Cash flow	(65,915)	—	—	138	30	(65,747)
Loans arising on acquisitions	—	—	—	(380)	—	(380)
Exchange differences	(548)	—	—	—	2,965	2,417

At 31 December 2003	38,955	—	—	(242)	(28,364)	10,349

Cash flows relating to operating exceptional items

        Net cash outflows from operating activities in 2003 include £14,744,000 in respect of restructuring costs.

Cash flows relating to non-operating exceptional items

        Capital expenditure and financial investment includes proceeds on disposal of tangible fixed assets of £4,280,000.

26 Financial instruments

        The Group's financial instruments comprise finance leases, cash and liquid resources, loans and various items, such as debtors and creditors, that arise directly from its operations. It is, and has been throughout the period under review, the Group's policy that no trading in financial instruments shall be undertaken, except for those hedging instruments as discussed below. The main risks arising from the Group's financial instruments are interest rate risk and foreign currency risk.

Interest rate risk

        The Group finances its operations through a mixture of shareholders' funds, loan notes, finance leases and working capital. Throughout the period, the Group's only exposure to interest rate fluctuations was on its cash deposits and dollar denominated loan notes.

        The Group monitors its interest rate risk on cash balances primarily through cash flow forecasting. Cash that is surplus to immediate requirements is invested in short-term deposits with banks accessible with one day's notice and invested in overnight money market accounts.

Foreign currency risk

        As the Group has grown and become increasingly international in scope, it has become more subject to fluctuations based upon changes in the exchange rates between the currencies in which it collects revenue and pays expenses. In addition, the loan notes issued in connection with the acquisition from Nortel Networks are denominated in US dollars. In an effort to cover any exposure to such fluctuations, the Group has engaged in currency hedging transactions. The consolidated financial statements are prepared in pounds sterling and translated into US dollars for US reporting purposes. As a result, even if foreign currency expenses substantially offset revenues in the same currency, the Group's net income may be diminished or net loss increased when reported in US dollars equivalents in the financial statements. Gains and losses arising from these structural currency exposures are recognised in the statement of total recognised gains and losses.

Short-term debtors and creditors

        Short-term debtors and creditors have been excluded from all the following disclosures other than currency risk disclosures.

Interest rate risk profile of financial assets and liabilities

Financial assets

        The currency profiles of the Group's financial assets were:

	2003	2002
	£000	£000
Floating rate financial assets:
Sterling	27,877	102,879
Canadian dollars	383	1,464
US dollars	10,597	802
Swiss francs	47	247
Euro	51	22
Japanese yen	—	4

	38,955	105,418

        Interest earned on floating rate financial assets varies according to changes in bank deposit account interest rates.

Financial liabilities

        The currency profile of the Group's financial liabilities at 31 December is as follows:

	2003	2002
	£000	£000
Fixed rate financial liabilities:
US dollars	28,365	31,058
Swiss francs	271	301

Total loans	28,636	31,359

	Fixed Rate financial liabilities
Currency	Weighted average interest rate	Weighted average period for which rate is fixed
	%	Years
US dollars	4.9	2.8
Swiss francs	5.0	9

Currency exposure of net monetary assets/liabilities

        The table below shows the Group's currency exposures; in other words, those transactional (or non-structural) exposures that give rise to the net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and monetary liabilities of the Group that are not denominated in the operating (or "functional') currency of the operating unit involved.

Functional currency of Group operations

	Net foreign currency monetary assets/(liabilities)
	Sterling	US Dollar	Euro	Other	Total
	£000	£000	£000	£000	£000
2003
Sterling	—	(8,250)	(834)	(1,957)	(11,041)
Canadian dollars	—	554	—	—	554
Swiss francs	(42)	(121)	(78)	(24)	(265)

Total	(42)	(7,817)	(912)	(1,981)	(10,752)

2002
Sterling	—	(20,812)	(439)	(318)	(21,569)
Canadian dollars	—	(108)	—	—	(108)
Swiss francs	(23)	(24)	(12)	—	(59)

Total	(23)	(20,944)	(451)	(318)	(21,736)

Maturity of financial liabilities

	2003	2002
	£000	£000
In one year or less or on demand	264	30
In more than one year but not more than two	16,912	30
In more than two years but not more than five	11,309	31,148
In more than five years	151	151

	28,636	31,359

Hedges

        The Group's policy is to hedge currency exposures on future committed sales.

        Gains and losses on instruments used for hedging are not recognized until the exposure that is hedged is itself recognized.

        Unrecognised gains and losses and deferred gains and losses on financial instruments used for hedging are as follows:

Year ended 31 December 2003	Gains	Losses	Total
	£000	£000	£000
Gains and losses unrecognised at 31 December 2003	167	—	167
Of which:
Gains and losses expected to be recognised in the profit and loss account in 2004	167	—	167

        The Group did not engage in hedging transactions during the period ended 31 December 2002 and 2001.

Fair value

        With the exception of the unrecognised hedge disclosed above, there were no other material differences between the fair value of the Group's financial instruments and their carrying value. Fair values are assessed by reference to market values and discounted cash flows.

Borrowing facilities

        At 31 December 2003, the Group had no undrawn lines of credit or other borrowing facilities in place (2002: None).

27 Related party transactions

        During 1998, the Group entered into a contract with Lori Holland for the provision of consultancy services under which Ms. Holland would be compensated in cash and through a grant of share options. Lori Holland became a director in 1999. The consultancy contract was immediately terminated effective as of 1 August 2002. Lori Holland exercised none of her options during 2003. All options had vested and 420,826 options were outstanding at 31 December 2003.

        During the year, the Group entered into transactions in the ordinary course of business with other related parties. Transactions entered into, and trading balances outstanding at 31 December, are as follows:

	Sales to related party	Purchases from related party	Amounts owed from related party	Amounts owed to related party
	£000	£000	£000	£000
Related party
Marconi Communications
2003	11,065	—	2,096	—
2002	13,179	1,346	6,919	—
2001	3,205	4
Nortel Networks
2003	52,191	5,792	8,502	(415)
2002	10,845	526	8,425	(524)
2001	8,989	1,606

        Marconi Communications no longer has an interest in the Company as it sold its shares in June 2003 (2002: 6.3%).

        Nortel Networks has a 14.3% interest in the Company (2002: 29.9%)

28 Contingent liabilities and legal proceedings

        The Company has guarantees issued by its bankers in favor of several of its suppliers. Under these arrangements, the bank guarantees to pay the supplier in the event of the Group defaulting in return for a fee.

        On 7 November 2001, a class action complaint was filed against the Company and others in the United States District Court for the Southern District of New York. The complaint names as defendants the Company; Goldman, Sachs & Co. and FleetBoston Robertson Stephens Inc., two of the underwriters of the Company's initial public offering in April 2000 (the "Underwriters"); and Andrew G. Rickman, Stephen J. Cockrell and David Simpson, each of whom was an officer and/or director at the time of the initial public offering. The complaint asserts claims under certain provisions of the securities laws of the United States.

        The complaint alleges, among other things, that the prospectus for the Company's initial public offering was materially false and misleading in describing the compensation to be earned by the Underwriters in connection with the offering and in not disclosing certain alleged arrangements among the Underwriters and initial purchasers of ordinary shares from the Underwriters. The complaint seeks unspecified damages (or, in the alternative, rescission for those class members who no longer hold Ordinary Shares), costs, attorneys' fees, experts' fees, interest and other expenses. The Company believes it has meritorious defences and indemnification rights to such claims and therefore believes that such claims will not have a material effect on the Company.

29 Subsequent events

        On 8 March 2004, the Group completed the acquisition of 100% of the share capital of New Focus Inc. for a total consideration of £100.1 million by issuing 78,666,002 1/3p ordinary shares. This acquisition brought the Group operations in California, a manufacturing facility in China and approximately £59 million in cash. New Focus will add product lines sold through its catalogue, direct salesforce and distributors to a customer base that in general is different to our existing customer base. The New Focus business will diversify our product offering to include Turnable lasers, RF Amplifiers, Optoelectronics, Photonic Subsystems and Photonic Tools and diversify our customer base.

\

30 Differences between UK GAAP and US GAAP

        The consolidated financial statements are prepared in accordance with UK GAAP, which differ in certain material respects from US GAAP. The differences applicable to the Group are presented below.

        The following table provides a reconciliation of the loss for the financial year, total assets and equity shareholders' funds prepared under UK GAAP to the equivalent information prepared under US GAAP:

		2003	2002	2001
		£000	£000	£000
Loss for the financial year under UK GAAP		(79,394)	(101,360)	(113,238)
US GAAP Adjustments:
National insurance contributions on stock options	(c)	—	—	(907)
Decrease amortisation of goodwill	(a)	2,689	442	340
Additional amortisation of intangible assets	(a)	(3,447)	(1,684)	—
Decrease impairment of intangible assets	(a)	—	—	6,114
Decrease depreciation of tangible assets	(a)	3,567	1,453	—
In-process research and development	(a)	(90)	(8,810)	(6,454)

Net loss as adjusted to accord with US GAAP		(76,675)	(109,959)	(114,145)

		2003	2002	2001
		£000	£000	£000
Equity shareholders' funds under UK GAAP		116,538	180,438	210,870
US GAAP Adjustments:
Goodwill
Cost	(a)	(26,360)	(35,352)	(17,169)
Amortisation	(a)	3,130	442	17,169

Net		(23,230)	(34,910)	—

Intangible assets
Cost	(a)	16,778	19,460	(6,085)
Amortisation	(a)	(4,127)	(680)	6,085

Net		12,651	18,780	—

Tangible assets
Cost	(a)	(68,309)	(60,598)	(32,957)
Depreciation	(a)	54,461	50,626	32,957

Net		(13,848)	(9,972)	—

Other assets
Unrealised gain on hedge arrangements	(b)	167	—	—
Provision for liabilities and charges
National insurance contributions on stock options	(c)	79	79	79

Shareholders' equity under US GAAP		92,357	154,415	210,949

(a) Acquisition accounting

        (i) Determination of cost of investment, fair value of assets acquired and treatment of identifiable intangible fixed assets.    Under UK GAAP, the total consideration, including contingent consideration, has been recorded as an investment by Bookham Technology plc. The fair value of consideration in the form of ordinary shares is measured at the completion (closing) date. The identifiable assets acquired and liabilities assumed are those of the acquired entity that existed at the date of acquisition. Identifiable assets and liabilities are those that are capable of being disposed of or settled separately, without disposing of the business of the entity, and are measured at fair values that reflect the condition at acquisition. Separately identifiable intangible fixed assets are only recognised to the extent that they do not increase or create negative goodwill. Under US GAAP, the consideration paid, excluding the contingent consideration that has not been earned, has been recorded as an investment. The fair value of consideration in the form of ordinary shares is measured at the date of announcement, rather than the date of completion, of the acquisition. The consideration is allocated to all identifiable assets acquired and liabilities, and independent valuations are used as an aid in determining estimated fair values. If negative goodwill arises after the initial allocation of the consideration to all identifiable assets and liabilities, then the values of the tangible assets are reduced proportionally so as to eliminate the negative goodwill arising.

        In the case of the acquisition of MM in 2001, under UK GAAP, additional consideration in excess of that recorded under US GAAP was recognized, representing the expected contingent consideration at the date of acquisition. This additional consideration was fully impaired in 2001, along with all of the cost of investment in MM.

        In the case of the acquisition of MOC in 2002, no difference arose on the value of the consideration under UK GAAP and US GAAP; however, different fair values were ascribed to the intangible and tangible assets acquired under UK GAAP to those under US GAAP due to the different asset recognition criteria described above. Although identical economic useful lives are used under both UK GAAP and US GAAP, as a result of these different asset values, a difference arises between UK GAAP and US GAAP on the amortisation and depreciation charged on the assets.

        In the case of the acquisition of NNOC in 2002, under UK GAAP, consideration in excess of that recorded under US GAAP was recognised due to the increase in Bookham Technology plc's share price between the date of announcement of the acquisition and the date of completion of the acquisition. Different fair values were ascribed to the intangible and tangible assets acquired under UK GAAP to those under US GAAP due to the different asset recognition criteria described above. Although identical economic useful lives are used under both UK GAAP and US GAAP, as a result of these different asset values, a difference arises between UK GAAP and US GAAP on the amortization and depreciation charged on the assets.

        In the case of the acquisition of Cierra in 2003, under UK GAAP, consideration in excess of that recorded under US GAAP was recognised, representing the expected contingent consideration at the date of acquisition. In addition, under UK GAAP, consideration in excess of that recorded under US GAAP was recognised due to the increase in Bookham Technology plc's share price between the date of announcement of the acquisition and the date of completion of the acquisition. Different fair values were ascribed to the intangible and tangible assets acquired under UK GAAP to those under US GAAP due to the different asset recognition criteria described above. Although identical economic useful lives are used under both UK GAAP and US GAAP, as a result of these different asset values, a difference arises between UK GAAP and US GAAP on the amortization and depreciation charged on the assets.

        In the case of the acquisition of Ignis in 2003 under, UK GAAP, consideration in excess of that recorded under US GAAP was recognized due to the increase in Bookham Technology plc's share price between the date of announcement of the acquisition and the date of completion of the acquisition. Different fair values were ascribed to the intangible and tangible assets acquired under UK GAAP to those under US GAAP due to the different asset recognition criteria described above. Although identical economic useful lives are used under both UK GAAP and US GAAP, as a result of these different asset values, a difference arises between UK GAAP and US GAAP on the amortization and depreciation charged on the assets.

(ii)
In-process research and development (IPR&D).     Under UK GAAP, the excess of the total consideration over the fair value of the net assets acquired represents goodwill and is included in intangible assets on the balance sheet. Under US GAAP, the excess of the total consideration over the fair value of the net assets and in-process research and development (IPR&D) represents goodwill and is included in intangible assets on the balance sheet. IPR&D is charged to the profit and loss account at the date of the acquisition.

(iii)
Impairment charges.    Under UK and US GAAP, intangible fixed assets and tangible fixed assts are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. Under UK GAAP, the assessment is carried out using discounted cash flows, whereas, under US GAAP, discounted cash flows are only used in the event that undiscounted cash flows indicate an impairment may exist. In the event that an impairment charge is required, this is reflected through an increase in accumulated amortisation/depreciation for the asset. Under US GAAP, this is reflected through a reduction in the cost element of the asset.

        The overall differences between UK GAAP and US GAAP arising from (i), (ii) and (iii) above and their impact on the net loss as adjusted to accord with US GAAP are summarised below:

		2003	2002	2001
		£000	£000	£000
Decrease amortisation of goodwill
MM	(i)	—	—	340
NNOC	(i)	2,192	442	—
Cierra	(i)	99	—	—
Ignis	(i)	398	—	—

		2,689	442	340

Additional amortisation of intangible assets
MOC	(i)	(1,443)	(1,294)	—
NNOC	(i)	(1,818)	(390)	—
Cierra	(i)	(163)	—	—
Ignis	(i)	(23)	—	—

		(3,447)	(1,684)	—

Decrease impairment of intangible assets
MM	(iii)	—	—	6,114

		—	—	6,114

Decrease depreciation of tangible assets
MOC	(i)	1,443	1,351	—
NNOC	(i)	1,964	102	—
Cierra	(i)	160	—	—
Ignis	(i)	—	—	—

		3,567	1,453	—

In-process research and development
MM	(ii)	—	—	(6,454)
MOC	(ii)	—	(4,197)	—
NNOC	(ii)	1,033	(4,613)	—
Cierra	(ii)	(1,123)	—	—

		(90)	(8,810)	(6,454)

        The overall differences between UK GAAP and US GAAP arising from points (i), (ii) and (iii) above and their impact on shareholders' equity under US GAAP are summarised below:

		2003	2002	2001
		£000	£000	£000
Goodwill
Cost
MM	(i)	—	—	(7,056)
MM	(iii)	—	—	(10,113)
NNOC	(i)	(23,411)	(35,352)	—
Cierra	(i)	(988)	—	—
Ignis	(i)	(1,961)	—	—

		(26,360)	(35,352)	(17,169)

Amortisation
MM	(i)	—	—	7,056
MM	(iii)	—	—	10,113
NNOC	(i)	2,633	442	—
Cierra	(i)	99	—	—
Ignis	(i)	398	—	—

		3,130	442	17,169

Intangible assets
Cost
MM	(i)	—	—	879
MM	(iii)	—	—	(6,964)
MOC	(i)	6,173	6,173	—
NNOC	(i)	9,549	14,292	—
Cierra	(i)	1,597	—	—
Ignis	(i)	464	—	—
Impairment of other intangible fixed assets	(iii)	(1,005)	(1,005)	—

		16,778	19,460	(6,085)

Amortisation
MM	(i)	—	—	(879)
MM	(iii)	—	—	6,964
MOC	(i)	(2,737)	(1,295)	—
NNOC	(i)	(2,209)	(390)	—
Cierra	(i)	(163)	—	—
Ignis	(i)	(23)	—	—
Impairment of other intangible fixed assets	(iii)	1,005	1,005	—

		(4,127)	(680)	6,085

Tangible assets
Cost
MOC	(i)	(6,173)	(6,173)	—
NNOC	(i)	(11,416)	(5,252)	—
Cierra	(i)	(1,279)	—	—
Ignis	(i)	—	—	—
Impairment of other tangible fixed assets	(iii)	(49,441)	(49,173)	(32,957)

		(68,309)	(60,598)	(32,597)

Amortisation
MOC	(i)	(2,765)	(1,351)	—
NNOC	(i)	(2,095)	(102)	—
Cierra		(160)
Impairment of other tangible fixed assets	(iii)	49,441	49,173	32,957

		54,461	50,626	32,957

(b) Derivative instruments and hedging activities: Under UK GAAP, the fair value of unexpired cash flow hedges held for forecast foreign currency denominated transactions at the balance sheet date are not recognised. Under US GAAP, the value of unexpired hedges at the balance sheet date must be revalued and recorded as an asset at fair value with the offsetting entry being recorded in other comprehensive income.

(c) National Insurance contributions on share option gains: Under UK legislation, National Insurance Contributions are payable by employers on gains made by employees under certain share option schemes. The payment only falls due when the employee realizes a gain on the exercise of a share option. Under UK GAAP, provision is made for the potential future cost to the Company by charging the expected future cost on a straight-line basis over the vesting period of the options, making adjustment at each balance sheet date for changes in value of the expected gain. Under US GAAP, provision for National Insurance liabilities on share options is only made during the period to the extent that the options have been exercised.

(d) Consolidated statement of cash flows: The US GAAP cash flow statement reports changes in cash and cash equivalents, which include short-term highly liquid investments. Only three categories of cash flow are reported: operating activities (including tax and interest), investing activities (being capital expenditure, acquisitions and disposals), and financing activities. Under UK GAAP, cash does not include short-term deposits and investments which cannot be withdrawn without notice and without incurring a penalty. Such items are shown as short-term investments. Under US GAAP, deposits with a maturity of less than three months at inception which are convertible into known amounts of cash are included as cash and cash equivalents, except amounts held in collateral accounts as security for outstanding obligations, which are classified as restricted cash.

(e) Non-employee compensation: Under US GAAP, the fair value of warrants and options issued to non-employees is recognised as an asset and credited to a separate capital reserve on issue and taken to the profit and loss account over the period in which the related services are received. The non-employee stock compensation attributable to research and development, cost of net revenue and selling and general administrative expenses is disclosed on the face of the financial statements. Under UK GAAP, the fair value is charged to the profit and loss account on the same basis as for US GAAP, but the full credit is not immediately recognised in shareholders' equity. The charge to the profit and loss account is credited to other reserves each year.

(f) Discontinued operations: Under UK GAAP, MM has been treated as a discontinued operation. Under US GAAP, MM is not a discontinued operation as Bookham retained a 25% shareholding.

Condensed consolidated US GAAP financial information in UK sterling and US dollars

        The following information is provided for the convenience of US shareholders. The sterling amounts have been translated solely for the convenience of the reader at US$1.78 = £1.00

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNTS UNDER US GAAP
for the year ended December 31,

	2003	2003	2002	2001
	$000	£000	£000	£000
Revenues	46,081	25,888	10,579	9,727
Revenues from related parties	112,596	63,256	24,024	12,194

Net revenues	158,677	89,144	34,603	21,921
Cost of net revenues	(185,563)	(104,249)	(54,736)	(36,190)

Gross loss	(26,886)	(15,105)	(20,133)	(14,269)

Operating expenses
Research and development	59,322	33,327	34,548	39,152
Selling, general and administrative	47,833	26,872	17,602	15,830
IPR&D	160	90	8,810	6,454
Impairment loss	4,126	2,318	28,057	48,879
Closure costs	7,275	4,087	5,127	—
National insurance on stock options	7	4	—	127
Stock-based compensation	—	—	143	242

Total costs and expenses	118,723	66,698	94,287	110,684

Operating loss	(145,609)	(81,803)	(114,420)	(124,953)
Other income/(expense)
Profit on disposal of fixed assets	3,321	1,866	—	—
Grant and other income	36	20	176	76
Interest income	10,294	5,783	5,795	11,405
Interest expense	(3,432)	(1,928)	(454)	(478)
Loss on foreign exchange	(4,824)	(2,710)	(1,056)	(195)

Total other income, net	5,395	3,031	4,461	10,808

Loss before income taxes	(140,214)	(78,772)	(109,959)	(114,145)
Provision for income taxes	3,733	2,097	—	—

Net loss	(136,481)	(76,675)	(109,959)	(114,145)

Net loss per ordinary share (basic and diluted)	$(0.66)	£(0.37)	£(0.73)	£(0.89)

Weighted average ordinary shares outstanding	208,447,930	208,447,930	150,996,196	128,533,108

Stock-based compensation, as below is excluded from the following categories:
Research and development	—	—	16	36
Selling, general and administrative expenses	—	—	127	206

Total	—	—	143	242

Stock-based compensation, as below, is included in the following categories:
Cost of net revenues	—	—	50	87

Total	—	—	50	87

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE
INCOME UNDER US GAAP
for the year ended December 31,

	2003	2003	2002	2001
	$000	£000	£000	£000
Loss for the financial year	(136,481)	(76,675)	(109,959)	(114,145)
Exchange difference on translation of subsidiaries	1,424	800	44	(1)
Unrealised foreign exchange gains on unexpired hedges	297	167	—	—

Total losses recognized in the year	(134,760)	(75,708)	(109,915)	(114,144)

The balance of exchange difference on translation of subsidiaries was £806,000 and £6,000 at December 31, 2003 and 2002, respectively. The balance of unrealized foreign exchange gains on unexpired hedges was £167,000 and nil at December 31, 2003 and 2002, respectively.

CONDENSED CONSOLIDATED BALANCE SHEETS UNDER US GAAP
as at December 31,

	2003	2003	2002
	$000	£000	£000
Assets
Current assets
Cash and cash equivalents	69,340	38,955	105,418
Accounts receivable, net	8,875	4,986	2,437
Amounts due from related parties	18,864	10,598	15,344
Inventories (net of provisions of £9,439,000 and £14,612,000 at 31 December 2003 and 2002)	44,378	24,931	23,679
Prepaid expenses and other current assets	12,248	6,881	3,624

Total current assets	153,705	86,351	150,502
Intangible assets, net	45,230	25,410	26,423
Property and equipment, net	70,563	39,642	41,470

	269,498	151,403	218,395

Liabilities and shareholders' equity
Current liabilities
Accounts payable	19,660	11,045	11,389
Amounts owed to related parties	739	415	524
Short-term capital lease obligations	417	234	—
Accrued expenses and other liabilities	16,032	9,007	17,389

	36,848	20,701	29,302
Loans	50,488	28,364	31,329
Long-term capital lease obligations	14	8	—
Other long-term liabilities	17,753	9,973	3,349

Total liabilities	105,103	59,046	63,980
Shareholders' equity:
Ordinary shares:
1/3p nominal value; 300,000,000 authorized; 204,950,872 and 216,809,009 issued and outstanding	1,286	723	683
Ordinary share warrants and options issued to non-employees	10,308	5,791	5,894
Additional paid-in capital	801,432	450,243	436,530
Accumulated other comprehensive income	1,732	973	6
Accumulated deficit	(650,363)	(365,373)	(288,698)

Total shareholders' equity	164,395	92,357	154,415

	269,498	151,403	218,395

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW UNDER US GAAP
for the year ended December 31,

	2003	2003	2002	2001
	$000	£000	£000	£000
Cash flows used in operating activities:
Net loss	(136,481)	(76,675)	(109,959)	(114,145)

Adjustments to reconcile net loss to net cash used in operating activities:
In-process research and development	160	90	8,810	6,454
Depreciation, amortisation and impairment	23,131	12,996	38,467	59,726
Tax credit recognized for research and development activities	(4,037)	(2,268)	—	—
Stock-based compensation	—	—	193	329
Expense related to warrants issued for services	—	—	83	173
Gain on sale of property and equipment	(3,321)	(1,866)	(44)	(8)
Assets and liabilities:
Unrealised foreign exchange adjustment on loans and hedges	(6,260)	(3,517)	—	—
Restricted cash	—	—	—	450
Accounts receivable, net	4,436	2,492	(14,152)	8,187
Inventories, net	21,353	11,996	12,635	4,397
Prepaid expenses and other current assets	(2,396)	(1,346)	(3,681)	51
Accounts payable	(297)	(167)	4,820	(3,136)
Accrued expenses and other liabilities	(2,732)	(1,535)	6,417	4,687

Net cash used in operating activities	(106,444)	(59,800)	(56,411)	(32,835)

Cash flows used in investing activities
Purchase of intangible assets	—	—	(95)	(1,812)
Purchase of property and equipment	(20,824)	(11,699)	(10,102)	(39,896)
Proceeds from sale of property and equipment	7,711	4,332	44	96
Acquisitions of business—net cash acquired	71	40	(12,060)	(6,796)

Net cash used in investing activities	(13,042)	(7,327)	(22,213)	(48,408)

Cash flows provided by financing activities
Proceeds from issuance of ordinary shares	1,481	832	125	1,256
Repayment of capital lease obligations	(246)	(138)	(897)	(1,357)
Repayment of loans	(53)	(30)	—	—

Net cash/(used in) provided by financing activities	1,182	664	(772)	(101)

Net (decrease)/increase in cash and cash equivalents	(118,304)	(66,463)	(79,396)	(81,344)
Cash and cash equivalents at beginning of year	187,644	105,418	184,814	266,158

Cash and cash equivalents at end of year	69,340	38,955	105,418	184,814

Supplemental disclosure of non-cash transactions
Warrants and share options issued for services	—	—	—	—
Warrants and shares issued for acquisitions	23,395	13,143	53,358	29,993
Supplemental cash flow disclosure
Interest paid	3,123	1,916	454	281

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

Reclassifications

        Certain prior year balances have been reclassified to conform to current year presentation.

Cash equivalents and short-term investments

        For the purposes of US GAAP, the Group considers all liquid investment securities with an original maturity date of three months or less to be cash equivalents. The Group records cash and cash equivalents at cost, which approximates market value.

Foreign Exchange Hedging

        The Group is a multi-national operation with businesses in numerous locations working in multiple currencies. The Group constantly monitors the fluctuations among currencies to which the Group is exposed. To limit its exposure, the Group engaged in foreign exchange contracts during 2003. The Group marks the hedges to market on a quarterly basis and the changes in fair value are recognized in comprehensive income until the hedge is settled and recognized in operating results. To date, the Group has not entered into any hedges longer than 12 months.

        For the year 2003, the Group had a net realized gain of £0.3 million ($0.5 million) relating to hedges that settled during 2003. At December 31, 2003, the Group had an unrealized gain £0.2 million ($0.3 million), relating to three hedges that remain outstanding, which is included in the balance sheet as part of other current assets. Any unrealized gains are expected to be recognized in the income statement in the next 12 months.

Advertising expenses

        The cost of advertising is expensed as incurred. The Group's advertising costs for the years ended December 31, 2003, 2002 and 2001 were nil, £131,000 and £428,000, respectively.

Concentration of credit risk

        The Group places its cash and cash equivalents with and in the custody of financial institutions with high credit standing and, by policy, limits the amounts invested with any one institution, type of security and issuer.

        For the years ended December 31, 2003, 2002, and 2001, transactions with Nortel Networks accounted for approximately 59%, 32% and 41%, respectively, of the Group's total revenues. For the years ended December 31, 2003, 2002, and 2001, transactions with Marconi accounted for approximately 13%, 38% and 15%, respectively, of the Group's total revenues. For the years ended December 31, 2003, 2002 and 2001, no other customer accounted for more than 10% of the Group's total revenues. At December 31, 2003 and 2002, Nortel Networks accounted for 54% and 46%, respectively of the Group's gross accounts receivable balance. At December 31, 2003 and 2002, Marconi accounted for 13% and 38%, respectively of the Group's gross accounts receivable balance. The Group performs ongoing credit evaluations of its customers and does not typically require collateral or guarantees.

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

Stock-based compensation

        For purposes of US GAAP, the Group accounts for employee stock options using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and has adopted the disclosure-only alternative of SFAS No. 123, "Accounting for Stock-Based Compensation" as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." Under the intrinsic value method, the Group has only recorded stock-based compensation resulting from options granted at below fair market value.

        The following table illustrates the effect on net income and earnings per share if the Group had applied the fair value recognition provisions of SFAS 123, as amended by SFAS 148, to stock-based employee compensation (in thousands except per share data):

	2003	2002	2001
	£000	£000	£000
Net loss under US GAAP—as reported	(76,675)	(109,959)	(114,145)
Add: Stock-based compensation cost, included in the determination of net income as reported	—	193	329
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards	(2,262)	(7,169)	(7,305)

Pro forma net loss	(78,937)	(116,935)	(121,121)

Loss per share:
Basic and diluted—as reported	£(0.37)	£(0.73)	£(0.89)

Basic and diluted—pro forma	£(0.38)	£(0.77)	£(0.94)

        The weighted average fair value of stock options granted at fair market value during 2003, 2002 and 2001 was £ 1.27, £0.82 and £2.18, respectively. The weighted average fair value of stock options granted above fair market value during 2000 was £0.05. The weighted-average fair value for stock options granted was calculated using the Black-Scholes option-pricing model based on the following assumptions:

	2003	2002	2001
Volatility	147%	191%	196%
Weighted-average estimated life	3.80 years	5.40 years	3.78 years
Weighted-average risk-free interest rate	3.4%	4.3%	5.0%
Dividend yield	—	—	—

        The following summarizes option information relating to outstanding options under the plans as of December 31, 2003:

	Range of exercise prices	Options outstanding	Weighted average exercise price
			£000
Outstanding as at January 1, 2001	£0.003-£36.50	12,028,385	4.28
Granted	£1.12-£7.03	6,559,192	2.09
Exercised	£0.003-£1.083	(1,556,338)	0.35
Cancelled	£1.20-£36.50	(2,960,913)	7.51

Outstanding as at December 31, 2001	£1.083-£36.50	14,070,326	3.31
Granted	£0.70-£1.22	10,715,413	0.86
Exercised	£0.186-£1.083	(322,216)	0.39
Cancelled	£0.70-£36.05	(2,584,345)	3.59

Outstanding as at December 31, 2002	£0.70-£36.05	21,879,178	1.86
Granted	£0.7445-£1.4550	9,933,630	1.16
Exercised	£0.73-£1.3550	(634,286)	1.09
Cancelled	£0.70-£36.05	(5,769,307)	2.81

Outstanding as at 31 December 2003	£0.70-£36.05	25,409,215	1.46

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
£0.07—£ 0.77	859,237	7.41 years	£0.75	107,073	£0.73
£0.78—£ 0.78	5,894,650	8.88 years	£0.78	2,180,007	£0.78
£0.79—£ 0.92	2,610,426	8.11 years	£0.82	1,085,310	£0.83
£0.98—£ 1.20	3,045,764	6.09 years	£1.15	2,357,434	£1.16
£1.21—£1.22	1,333,768	8.18 years	£1.21	479,081	£1.21
£1.35—£1.35	6,032,280	9.73 years	£1.35	0	£0
£1.36—£1.37	2,714,222	8.37 years	£1.36	940,722	£1.36
£1.45—£10.00	2,780,414	7.40 years	£3.25	1,457,193	£3.56
£13.55—£16.29	116,284	6.88 years	£16.14	94,103	£16.14
£36.05	22,170	6.62 years	£36.05	17,673	£36.05

£0.07—£36.05	25,409,215	8.35 years	£1.42	8,718,596	£1.68

Accounts receivable, net

        Accounts receivable, net consisted of the following as of December 31:

	2003	2002
	£000	£000
Trade accounts receivable	15,911	18,379
Less: Allowance for doubtful accounts	(222)	(200)
Less: Product returns provision	(107)	(398)

	15,582	17,781

Accrued restructuring costs

        During 2003 and 2002, the Group implemented restructuring plans in order to reduce its annual operating expenses and cost structure. Included in the plan were costs related to severance pay, write-down of the carrying value of equipment used by terminated employees, office closures and the termination of certain office leases.

        The following table summarizes the activity related to the restructuring liability for the year ended December 31, 2003 (in thousands):

	Accrued restructuring costs at January 1, 2003	Amounts charged to restructuring costs	Amounts reversed	Amounts paid or written-off	Accrued restructuring costs at December 31, 2003
	£000	£000	£000	£000	£000
Lease cancellations and commitments	1,800	4,125	(265)	(5,372)	288
Termination payments to employees and related costs	700	12,698	—	(9,050)	4,348
Write-off on disposal of assets and related costs	3,000	452	—	(3,452)	—

Total restructuring accrual and other	5,500	17,275	(265)	(17,874)	4,636

Less non-current accrued restructuring charges					(1,095)

Accrued restructuring charges included within other accrued liabilities					3,541

        The following table summarises the activity related to the restructuring liability for the year ended December 31, 2002 (in thousands):

	Accrued restructuring costs at January 1, 2002	Amounts charged to restructuring costs	Amounts paid or written-off	Accrued restructuring costs at December 31, 2002
	£000	£000	£000	£000
Lease cancellations and commitments	—	4,100	(2,300)	1,800
Termination payments to employees and related costs	—	3,500	(2,800)	700
Write-off on disposal of assets and related costs	—	29,300	(26,300)	3,000

Accrued restructuring charges included within other accrued liabilities	—	36,900	(31,400)	5,500

Less non-current accrued restructuring charges				—

Accrued restructuring charges included within other accrued liabilities				5,500

Lease cancellations and commitments

        The Group incurred restructuring charges of approximately £4,125,000 and £4,100,000 for the years ended December 31, 2003 and 2002, respectively, for facilities consolidated or closed in Canada, the United States and the United Kingdom. These restructuring charges reflect the remaining contractual obligations under facility leases.

Termination payments to employees and related costs

        The Group incurred restructuring charges of approximately £12,698,000 and £3,500,000 for the years ended December 31, 2003 and 2002, respectively, for the termination of approximately 400 and 200 employees, respectively, as separation pay. The separation payments were accrued and charged to restructuring costs in the period that both the benefit amounts were determined and such amounts were communicated to the affected employees. The employee reductions occurred in all areas of the Group. As of December 31, 2003, all of the employees had been notified and the majority of these terminations had been completed. The Group fully paid the accrued termination payments outstanding at December 31, 2002 of approximately £700,000 during 2003.

Write-off on disposal of assets and related costs

        The Group incurred restructuring charges of approximately £452,000 and £29,300,000 for the years ended December 31, 2003 and 2002, respectively, related to the carrying values of equipment abandoned at the Milton facility in connection with the restructuring. Included in the assets disposed of and charged to restructuring costs are office equipment and manufacturing equipment. The Group has fully utilised the restructuring costs of approximately £3,000,000 accrued as of December 31, 2002 during 2003.

Deferred taxation

        Under US GAAP, deferred taxation is generally provided on a full liability basis on all temporary differences between the book and tax basis of assets and liabilities. As the Group has incurred operating losses since its inception, no deferred tax asset has been recognised under US GAAP because it is more likely than not that it will not be realised.

        Deferred tax comprises the following at December 31:

	2003	2002
	£000	£000
Deferred taxation assets:
Excess of taxation value over book value of fixed assets	25,910	23,695
Taxation effect of losses carried forward	72,305	52,047

	98,215	75,742
Less: Valuation allowance	(98,215)	(75,742)

Total deferred taxation assets	—	—

Earnings per share

        If the Group had reported net income, as opposed to a net loss, the calculation of diluted earnings per share would have included an additional 22,752,000, 19,396,000 and 11,817,000 common equivalent shares related to outstanding share options and warrants not included above (determined using the treasury stock method) for the years ended December 31, 2003, 2002 and 2001, respectively.

Commitments and contingencies

        The Group leases its principal facilities under non-cancelable operating leases. Rent expense amounted to £3,393,000 £2,975,000 and £2,446,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

        Future payments for land and buildings, motor vehicles and equipment for fiscal years ended December 31 are as follows:

£000
2004	2,406
2005	2,146
2006	1,933
2007	854
2008	110
Thereafter	137

7,586

        The Company assumed a capital lease arrangement in the purchase of Ignis that Ignis entered into to obtain equipment for its operations. This agreement consisted of five leases, each having terms of three years, with interest rates ranging from 9 percent to 10 percent per year. The leases are secured by the underlying equipment. The cost of the equipment acquired under the capital lease arrangement was £1,265,000 and the accumulated amoritzation was £1,031,000 at December 31, 2003.

        Future minimum lease payments under capital leases at December 31, 2003, are as are as follows:

Capital Leases
£000
2004	243
2005	8
2006	—
2007	—
2008	—
Thereafter	—

Total minimum lease payments	251
Less: amount representing interest	(9)

Present value of capital lease obligations	242
Less: current portion	(234)

Capital lease obligations, net of current portion	8

Guarantees

        The Group adopted the provisions of FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34" ("FIN 45") effective December 31, 2002. The purchase agreement between the Group and Cierra Photonics (see Business combinations) contains an indemnity clause whereby, should a previously filed lawsuit against Cierra Photonics result in payment by Cierra Photonics, the Group would be liable for a maximum of $1 million related to any settlement payout. The Group has accrued the amount of this guarantee which represents the most probable outcome as determined by management as of December 31, 2003.

Goodwill and other intangible assets

        The following is a summary of the goodwill and other intangible assets accounted for under US GAAP:

	Goodwill	Intangibles	Total
	£000	£000	£000
Cost
At January 1, 2002	1,055	2,618	3,673
Additions during the year	—	92	92
Acquisitions (Note 19)	—	28,249	28,249
Disposals during the year	(1,055)	(572)	(1,627)

At December 31, 2002	—	30,387	30,387
Fair Value Adjustment	—	(4,747)	(4,747)
Acquisitions (Note 19)	5,997	2,902	8,899
Disposals	—	(369)	(369)
Exchange difference	—	(60)	(60)

At December 31, 2003	5,997	28,113	34,110

Accumulated amortisation
At January 1, 2002	1,055	952	2,007
Charge during the year	—	3,584	3,584
Disposals during the year	(1,055)	(572)	(1,627)
At December 31, 2002	—	3,964	3,964

Opening Balance adjustment	—	(120)	(120)
Charge during the year	—	5,175	5,175
Disposal	—	(316)	(316)
Exchange difference	—	(3)	(3)

At December 31, 2003	—	8,700	8,700

Net book value at December 31, 2003	5,997	19,413	25,410

Net book value at December 31, 2002	—	26,423	26,423

        During 2002, the Group's investment in MM, was reduced, resulting in the Group ceasing to control the Company. As a result, the Group eliminated the cost and accumulated depreciation of £572,000 in respect of MM's intangible assets.

        During 2003, the Group wrote off £369,000 of capitalized professional fees, primarily in respect of MM.

        Intangible assets resulting from the Group's acquisitions (see Business combinations) consist of the following:

	2002	Acquisitions	Fair Value Allocation	Reclassification and Disposals	2003
	£000	£000	£000	£000	£000
Supply agreements	3,681	—	(669)	—	3,012
Core and current technology	14,339	2,227	(2,174)	—	14,392
Patent portfolio	7,608	675	(1,317)	—	6,966
Capitalised licences	1,769	—	—	—	1,769
Customer contracts	2,621	—	(587)	—	2,034
Capitalized professional fees	369	—	—	(369)	—
Foreign exchange	—	(60)	—	—	(60)

	30,387	2,533	(4,747)	(369)	28,113

Less accumulated amortisation	(3,964)				(8,700)

Other intangible assets (net)	26,423				19,413

        There was an addition to goodwill in 2003 under US GAAP arising from the acquisitions of Ignis of £6.0 million ($10.7 million).

        Intangible assets related to technology, patents and other intangible assets, acquired through business combinations and recognised for the purposes of US GAAP, are being amortised on a straight-line basis over the estimated useful life of the related asset, generally three to five years.

        The expected future annual amortisation expense under US GAAP of our other intangible assets is as follows:

£'000
For the year ending December 31,
2004	5,184
2005	5,059
2006	4,382
2007	3,054
2008	1,734
Thereafter	—

Total expected future amortization	19,413

        During 2003, the Group conducted a Purchase Price Allocation (PPA) review of its acquisition of the NNOC business and identified the need to adjust the original fair value of the fixed assets and inventory. This resulted in an adjustment of the values of all the remaining assets and consequential adjustments of the amortization and depreciation thereof. This adjustment reduced the value of the intangible assets by £4.7 million and created a reversal of depreciation of £0.1 million (see Business combinations).

        During 2002, the Group identified indicators of a possible impairment relating to the capitalised licences and patents associated with its ASOC product line. The impairment indicators included, but were not limited to, significant negative industry and economic trends, resulting in a reduction of the associated forecasted cash flows. In December 2002, the Group performed an impairment test of the carrying value of these intangible assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," in order to determine whether any impairment existed. The Group determined that the sum of the expected undiscounted cash flows attributable to the ASOC product line was less than the carrying value of all related fixed assets and that an impairment write-down was required. The Group estimated that there would be no positive future cash flows arising from the ASOC product line. The assessment therefore concluded that the revised fair value of the ASOC intangible assets would be zero and the required impairment of £1 million was charged to net income.

Loans

        The Group has two loans payable to Nortel Networks, a related party. The first loan is an unsecured loan for £11,249,200 ($20,000,000), which is due in full on November 8, 2007. This loan bears interest at 4% per annum, which is payable quarterly in arrears. The second loan is a secured loan for £16,873,800 ($30,000,000), which is due in full on November 8, 2005. This loan bears interest at a 7% per annum base rate, which increases by 0.25% each quarter over the term of the note and is payable quarterly in arrears. This loan is secured by the Group's equipment owned on the date of the NNOC acquisition and the property located in Paignton, England, which was purchased as part of the NNOC acquisition. Both of these loans are subject to certain repayment requirements if the Group raises cash through equity or debt or the sale of the collateralised property. The Group is required to use 20% of the proceeds from any debt or equity proceeds received in excess of $50 million, but less than $100 million, and 40% of any proceeds in excess of $100 million to repay the note. The Group must also repay these loans with any proceeds raised through the sale of equipment in excess $30 million.

        The Group also has an unsecured loan payable to Scheappi Grundstüke Verwaltungen KG for £241,000 ($428,900) which is repayable in equal monthly installments over 10 years until December 2013. This loan bears interest at 5% per annum, which is payable monthly in arrears.

        The amounts payable under these loans are as follows:

£000
2004	1,929
2005	18,690
2006	488
2007	11,662
2008	38
Thereafter	192

32,999

Business combinations

        During 2003 and 2002, the Group completed a total of four acquisitions. Each of the acquisitions was accounted for under the purchase method of accounting. The table below summarizes the allocation of the purchase price to the assets acquired and liabilities assumed, as determined by the Group, with the assistance of third-party valuation experts, at the date of acquisition. The methodologies used to value intangible assets acquired were consistently applied to each of the acquisitions.

        To determine the value of the developed technology, the expected future cash flow attributed to all existing technology was discounted, taking into account risks related to the characteristics and application of the technology, existing and future markets and assessments of the lifecycle stage of the technology.

        The value of the IPR&D was determined based on the expected cash flow attributed to in-process projects, taking into account revenue that is attributable to previously developed technology, the level of effort to date in the in-process research and development, the percentage of completion of the project and the level of risk associated with the in-process technology. The projects identified as in-process are those that were underway at each of the acquired companies at the time of the acquisition and that required additional efforts in order to establish technological feasibility. The value of in-process research and development was included in the Group's results of operations during the period of the acquisition.

        The value of the acquired patent portfolio was determined based on the Income Approach, as it most accurately reflected the fair value associated with a unique asset such as a patent. Specifically, the Relief from Royalty method was utilized to arrive at an estimate of fair value. This methodology estimates the amount of hypothetical royalty income that could be generated if the patents were licensed by an independent, third-party owner to the business currently using the patents in an arm's- length transaction. Conversely, this is the royalty savings enjoyed by the owners of the patent portfolio in that the owner is not required to pay a royalty for the use of the patents.

        The value of supply contracts was determined based on discounted cash flows. The discounted cash flow method was considered to be the most appropriate methodology, as it reflects the present value of the operating cash flows generated by the contracts over their term.

Cierra

        Cierra designs and manufactures thin-film filters and other components for the fiber optic telecommunications industry. The company's Advanced Energetic Deposition (AED) technology is a specialised process for wafer-scale deposition of extremely well-controlled films that results in thin-film components that have lower costs, high yields and industry-leading optical performance.

        On July 4, 2003, under the terms of the purchase agreement, Bookham Technology acquired substantially all of the assets and certain liabilities of Cierra. The consideration for the acquisition comprised the issue to Cierra of 3,071,484 new ordinary shares in Bookham Technology valued at £2,199,000. In addition, and subject to the satisfactory achievement of specific sales milestones over the next two years, a potential further 4,200,000 ordinary shares in Bookham Technology could be issued to Cierra.

        In connection with the acquisition of the Cierra, no value was allocated to IPR&D projects.

Ignis

        Ignis designs and manufactures small form-factor, pluggable, single-mode optical transceivers for current and next generation optical datacom and telecom networks.

        On October 6, 2003, Bookham Technology acquired the entire share capital of Ignis. The consideration for the acquisition comprised the issue to shareholders of Ignis of 8,020,816 new ordinary shares in Bookham Technology and the assumption of 48,836, warrants valued at £10,616,000. In addition, and subject to certain performance criteria, a potential 780,843 ordinary shares could be issued in early 2005.

        In connection with the acquisition of Ignis, £1,123,000 was allocated to IPR&D projects. The projects under development at the acquisition date were expected to result in a portfolio of digital transmitters and receivers to be used in current and future fibre optic networks.

MOC

        MOC designs, manufactures and supplies current and next generation active optical components. Based in Caswell, Northamptonshire, MOC's products include fixed and tunable lasers, high-speed gallium arsenide modulators, transmitters, receivers and erbium doped fibre amplifiers. MOC has over twenty-five years experience of advanced research and development in the area of optical technologies, compound semiconductor materials and semiconductor manufacturing processes. MOC has an intellectual property portfolio relating to lasers, high-speed modulators, optical amplifiers and general micro-optics and processes.

        In accordance with the MOC acquisition agreement, the Group paid £1,300,000 in cash and issued 12,891,000 ordinary shares. The approximate share value was £20,100,000 and was determined as the value of the Group's ordinary shares at closing, based on the fair market value of the Group's ordinary shares on the announcement date. Tangible assets acquired principally include fixed assets and stock.

        In connection with the acquisition of the assets of MOC, £5,300,000 under US GAAP was allocated to IPR&D projects. The projects under development at the acquisition date were expected to result in a portfolio addressing tunability, bandwidth, integration, amplification and managed optical networks. The Company has suspended development of two of the projects due to market conditions and the third project is expected to be released in 2005.

NNOC

        NNOC comprises the Optical Amplifier Business and the Transmitter and Receiver Business of Nortel Networks Corporation. The Optical Amplifier business, based in Paignton, UK and Zurich, Switzerland, is a vertically integrated business, with 980nm and 14xx chip foundries and module assembly, as well as broad Raman Pump Units and long-haul EDFA offerings, for the long-haul and metro network markets. The Transmitter and Receiver Business is located in Paignton, UK and produces active components for metro, long-haul and ultra long-haul applications

        On November 8, 2002, the Group acquired NNOC for a total consideration of £75,400,000 ($120 million), satisfied by the issue of 61,000,000 ordinary shares, 9,000,000 ordinary share warrants,

loan notes to the value of £31,642,000 ($50 million) and the payment of a cash consideration of £5,848,000. The ordinary shares, valued at £28,800,000, was determined as the value of the Company's ordinary shares issued at closing based on the fair market value of the Group's ordinary shares on the announcement date of the acquisition. The 9,000,000 warrants, which expire on November 8, 2012, are immediately exercisable at the option of Nortel Networks with an exercise price of 1/3p each, provided that no exercise is permitted if, as a result of such exercise, Nortel Networks and any person or entity acting in concert with Nortel Networks, would own 30% or more of the Group's issued and outstanding shares. The loans are in two series. The first is a $30 million secured loan, and the second is a $20 million unsecured loan (See note 18 Loans). Nortel Networks beneficially held 14.3% of the Group's shares as of December 31, 2003.

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

        Tangible assets acquired principally included fixed assets and stock. Liabilities assumed included provisions for environmental liabilities and certain employee-related accruals.

        Of the total consideration under US GAAP of £75.4 million ($120 million) for the acquired NNOC businesses, the allocation to acquired IPR&D projects was £4,600,000. The projects under development at the acquisition date were expected to result in a portfolio addressing tunability, bandwidth, integration, amplification and managed optical networks. These projects were split into two distinct categories: New Product Introductions, or NPI, and Technology Programmes, or TP. TP relates more to the research stages of the project lifecycle, while NPI relates principally to the development stages. The TP projects that meet the criteria for recognition as IPR&D were assessed as requiring between 1 and 1 1/2 years before attaining NPI status. With regard to the NPI projects, the projects were either released during 2003 or reclassified to TP.

        A summary of the purchase price allocations pertaining to the above acquisitions and the amortisation periods of the intangible assets acquired is as follows:

	Cierra	Ignis	MOC	NNOC (original allocation)
	£000	£000	£000	£000
Approximate purchase price:
Purchase price	2,199	10,616	20,055	70,483
Transaction and other direct acquisition costs	149	179	1,306	4,917

	2,348	10,795	21,361	75,400

Allocation of purchase price:
Historical net tangible assets acquired	456	2,665	8,252	48,600
Intangible assets acquired:
Supply contracts	—	—	876	5,800
Patent portfolio	129	546	1,628	6,300
Core and current technology	1,763	464	5,299	10,100
In process research and development	—	1,123	5,306	4,600
Goodwill	—	5,997	—	—

	2,348	10,795	21,361	75,400

Amortisation period (in years):
Supply contracts	—	—	—	3 and 16
Patent portfolio	5	5	5	5
Core and current technology	5	5	5	5
Supply agreement	—	—	2	—

        On November 8, 2002, the Company acquired NNOC, the net assets of which were provisionally valued in the 2002 accounts. In accordance with SFAS No. 141 "Business Combinations," an adjustment was made in the 2003 accounts for amendments to those provisional values. This adjustment was principally the result of the company selling more inventory than anticipated during 2003.

        Amended and provisional values under US GAAP of net assets acquired were as follows, and the explanations for these changes are given in the note below.

        During 2003, a larger amount of inventory was sold than was expected at the time the deal with Nortel Networks was completed in 2002. As a consequence, the Company increased the value of the inventory by £12.8 million ($22.8 million), reduced intangible assets by £4.7 million ($8.4 million) and decreased other net assets by £7.0 million ($12.5 million) as part of the allocation fair value of the remaining assets as summarized below.

        The warranty provision recognised on acquisition has been increased by £1.2 million following a review of the level of expected warranty costs. In addition, the initial value recognized for historic employee-related costs has been reduced by £360,000 due to a revised valuation of the pension scheme in Switzerland.

	Original Purchase Price Allocation	Purchase Price Adjustment	Revised Fair Value Allocation December 31, 2003
	£000	£000	£000
Purchase price	70,483	—	70,483
Transaction and other direct acquisition costs	4,917	—	4,917

	75,400	—	75,400

Allocation of purchase price:
Historical net tangible assets acquired	48,600	5,780	54,380
Intangible assets acquired:
Supply contracts	5,800	(1,256)	4,544
Patent portfolio	6,300	(1,317)	4,983
Core and current technology	10,100	(2,174)	7,926
In process research and development	4,600	(1,033)	3,567
Goodwill	—	—	—

	75,400	—	75,400

        The following unaudited pro forma summary is provided for illustrative purposes and is not indicative of the consolidated results of operations for future periods or that actually would have been realised had Bookham acquired MOC, NNOC, Cierra and Ignis on January 1, 2002.

	2003	2002
	£000	£000
Sales	90,292	100,543
Net loss	(88,700)	(319,630)
Basic and diluted loss per share	£(0.41)	£(1.57)

Valuation and qualifying accounts

Description	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Deductions Write-Offs	Balance at End of Year
	£000	£000	£000	£000
Fiscal year ended December 31, 2003
Allowance for doubtful accounts	200	22	—	222
Product returns provision	398	—	(291)	107
Inventory provision	14,612	(1,439)	(3,374)	9,439
Fiscal year ended December 31, 2002
Allowance for doubtful accounts	449	(249)	—	200
Product returns provision	191	207	—	398
Inventory provision	8,395	8,685	(2,468)	14,612
Fiscal year ended December 31, 2001
Allowance for doubtful accounts	471	241	(263)	449
Product returns provision	206	—	(15)	191
Inventory provision	3,632	5,914	(1,152)	8,395

Pensions

Defined benefit pension scheme

        In Switzerland, the Group also has a defined benefit pension plan for Switzerland-based employees. The scheme covers four current employees and three pensioners.

        The plan assets as of December 31, 2003, consist of:

£000
Covering capital	2,122
Accumulated profit shares	151
Accumulated leaving profits	88
Free reserves	437
Other assets	1

Total plan assets	2,799

        The actuarial basis for the obligations was based on the following assumptions:

Actuarial Method	The calculated Costs shown in this report are computed using the Projected Unit Credit Cost Method.
Discount rate	An annual discount rate of 3.75% has been applied.
Expected return on plan assets	Expected net return of 4.5% across all investments.
Salary increase	2% per annum.
Pension increase	Currently estimated at 0%.
Mortality and disability	As per Swiss Federal Pension Fund tables EVK 2000

In accordance with FAS 87, the following disclosure is required as per the Bookham (Switzerland) AG pension plan.

Balance sheet

Balance at December 31, 2003
£000
Market value of plan assets	2,798
Projected benefit obligation	(3,215)

Funded status	(417)
Unrecognised actuarial loss	(212)

Net liability	(629)

Accumulated benefit obligation	(2,870)

Profit and Loss Statement

November 9, 2002- December 31, 2003
£000
Service costs	(152)
Interest cost	(139)
Expected return on plan assets	147

Net periodic pension cost	(144)
Employee contributions	27

Net pension expenses	(117)

Movements in net asset

£000
Net asset in Balance sheet	(573)
Net pension expenses	(117)
Employer's contribution	60

Prepaid (accrued) pension cost	(57)

Net asset in balance sheet	(630)

Impact of recently issued accounting standards

        In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). In general, a variable interest entity is a corporation, partnership, trust or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. In December 2003, the FASB issued FIN 46R with respect to variable interest entities created before January 31, 2003, which among other things, revised the implementation date to the first fiscal year or interim period ending after March 15, 2004, with the exception of Special Purpose Entities ("SPE"). The Group does not expect the adoption of this interpretation to have a material impact on its consolidated financial statements.

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
4.1
Agreement and Plan of Merger, dated September 21, 2003, by and among Bookham Technology plc, Budapest Acquisition Corp. and New Focus, Inc. (previously filed as Appendix A to Registration Statement on Form F-4, as amended (file no. 333-109904) dated February 2, 2004, and incorporated herein by reference).
4.2
Acquisition Agreement dated as of October 7, 2002, between Nortel Networks Corporation and Bookham Technology plc (previously filed as Exhibit 1 to Schedule 13D filed by Nortel Networks Corporation on October 17, 2002, and incorporated herein by reference).
4.3*
Letter Agreement dated November 8, 2002, between Nortel Networks Corporation and Bookham Technology plc amending the Acquisition Agreement referred to in Exhibit 4.2 (previously filed as Exhibit 4.2 to Amendment No. 2 to Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference).
4.4*
Optical Components Supply Agreement, dated November 8, 2002, by and between Nortel Networks Limited and Bookham Technology plc (previously filed as Exhibit 4.3 to Amendment No. 1 to Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference).
4.5
Relationship Deed dated November 8, 2002, between Nortel Networks Corporation and Bookham Technology plc (previously filed as Exhibit 4.4 to Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference).
4.6
Registration Rights Agreement dated as of November 8, 2002, among Nortel Networks Corporation, the Nortel Subsidiaries listed on the signature pages and Bookham Technology plc (previously filed as Exhibit 4.5 to Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference).
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

4.9
Agreement relating to the Sale and Purchase of the Business of Marconi Optical Components Limited, dated December 17, 2001, among Bookham Technology plc, Marconi Optical Components Limited and Marconi Corporation plc (previously filed as Exhibit 4.1 to Annual Report on Form 20-F for the year ended December 31, 2001, and incorporated herein by reference).
4.10
Supplemental Agreement to the Agreement relating to the Sale and Purchase of the Business of Marconi Optical Components Limited, dated January 31, 2002, among Bookham Technology plc, Marconi Optical Components Limited and Marconi Corporation plc (previously filed as Exhibit 4.2 to Annual Report on Form 20-F for the year ended December 31, 2001, and incorporated herein by reference).
4.11*
Global Procurement Agreement dated February 1, 2001, between Marconi Communications, Inc. and Bookham Technology plc (previously filed as Exhibit 4.3 to Annual Report on Form 20-F for the year ended December 31, 2001, and incorporated herein by reference).
4.12*
Letter Agreement dated January 10, 2003, between Marconi Communications, Inc. and Bookham Technology plc amending the Global Procurement Agreement referred to in Exhibit 4.11 (previously filed as Exhibit 4.11 to Amendment No. 1 to Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference).
4.13**	Letter Agreement dated December 17, 2003, between Marconi Communications, Inc. and Bookham Technology plc amending the Global Procurement Agreement referred to in Exhibit 4.11.
4.14
Service Agreement dated July 23, 2001, between Bookham Technology plc and Andrew G. Rickman (previously filed as Exhibit 4.4 to Annual Report on Form 20-F for the year ended December 31, 2001, and incorporated herein by reference).
4.15
Service Agreement dated July 23, 2001, between Bookham Technology plc and Giorgio Anania (previously filed as Exhibit 4.5 to Annual Report on Form 20-F for the year ended December 31, 2001, and incorporated herein by reference).
4.16
Lease dated May 21, 1997, between Bookham Technology plc and Landsdown Estates Group Limited, with respect to 90 Milton Park, Abingdon, England (previously filed as Exhibit 10.1 to Registration Statement on Form F-1, as amended (file no. 333-11698) dated April 11, 2000, and incorporated herein by reference).
4.17	Bonus Scheme 2002 (previously filed as Exhibit 4.12 to Annual Report on Form 20-F for the year ended December 31, 2001, and incorporated herein by reference).
4.18	2001 Approved Employee Share Option Scheme.
4.19	2001 Approved Sharesave Scheme.
4.20	1998 Employee Share Option Scheme.
4.21	1995 Employee Share Option Scheme.
4.22	Employee Stock Purchase Plan.
4.23	Director's Fee Agreement dated as of August 1, 2002, between Bookham Technology plc and Lori Holland.
4.24	Chairman's Fee Agreement dated as of January 1, 2004, between Bookham Technology plc and Andrew Rickman.
8.1	List of Bookham Technology plc subsidiaries.
10.1	Consent of Ernst & Young LLP.

12.1	Rule 13a-14(a)/15(d)-14(a) Certification of Chief Executive Officer.
12.2	Rule 13a-14(a)/15(d)-14(a) Certification of Chief Financial Officer.
13.1	Section 1350 Certification of Chief Executive Officer.
13.2	Section 1350 Certification of Chief Financial Officer.

*
Confidential treatment granted as to certain portions, which portions have been omitted and filed separately with the Commission.

**
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
  PART II
  Item 13: Defaults, Dividend Arrearages and Delinquencies
  Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds
  Item 15: Controls and Procedures
  Item 16A: Audit Committee Financial Expert
  Item 16B: Code of Ethics
  Item 16C: Principal Accountant Fees and Services
  Item 16D: Exemptions from the Listing Standards for Audit Committees
  Item 16E: Purchases of Equity Securities by The Issuer and Affiliated Purchasers
  Item 17: Financial Statements
  Item 18: Financial Statements
  Item 19: Exhibits
SIGNATURES
REPORT OF INDEPENDENT AUDITORS
BOOKHAM TECHNOLOGY PLC CONSOLIDATED PROFIT AND LOSS ACCOUNT For the year ended 31 December
BOOKHAM TECHNOLOGY PLC CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES for the year ended 31 December
BOOKHAM TECHNOLOGY PLC CONSOLIDATED BALANCE SHEET as at 31 December
BOOKHAM TECHNOLOGY PLC CONSOLIDATED CASH FLOW STATEMENT for the year ended 31 December
BOOKHAM TECHNOLOGY PLC NOTES TO THE FINANCIAL STATEMENTS
EXHIBIT INDEX